UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-33356)

____________________

Gafisa S.A.

(Exact name of registrant as specified in its charter)

Gafisa S.A.

(Translation of Registrant's name into English)

____________________

Av. Nações Unidas No. 8,501, 19th Floor

05425-070 – São Paulo, SP – Brazil

(Address of principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______   No     X

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______  No      X

Table of Contents

Information Statement in connection with spin-off of Construtora Tenda S.A.

March 23, 2017

Dear Gafisa S.A. Shareholder:

We are pleased to report that the previously announced repositioning of Gafisa S.A., or “Gafisa”, through the separation of its wholly-owned subsidiary, Construtora Tenda S.A., a corporation (sociedade anônima) established under the laws of the Federative Republic of Brazil, or “Tenda”, from our remaining businesses is expected to become effective by the end of May 2017. Tenda will become a public company independent from Gafisa with respect to its operations and capital structure, and will hold, through its subsidiaries, the assets and liabilities associated with Gafisa’s affordable entry-level housing segment in Brazil. Tenda has initiated the process to list its shares on the São Paulo Stock Exchange (BM&F Bovespa S.A. – Bolsa de Valores Mercadorias e Futuros), or “BM&FBOVESPA”, so that the Tenda shares are accepted for trading by no later than May 31, 2017.

As part of the separation, 50% of Tenda’s total capital stock, or the “Offered Shares”, will be sold and the remaining 50% of Tenda’s total capital stock will be transferred to Gafisa shareholders through a reduction in Gafisa’s total capital stock.

In connection with the sale, on December 14, 2016, Gafisa entered into a share purchase and sale agreement, or the “SPA”, with Jaguar Real Estate Partners, LP, or “Jaguar”, pursuant to which Gafisa will sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share, or the “Price per Share”. Pursuant to the SPA, Gafisa will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million. Jaguar is an exempt limited partnership controlled by a real estate private equity company focused exclusively on emerging markets outside the United States, which was founded by investment professionals with significant real estate market expertise and over 15 years of experience in Brazil.

Pursuant to Article 253, I, of the Brazilian corporate law No. 6,404, dated December 15, 1976, as amended, or the “Brazilian Corporate Law,” Gafisa will offer to its shareholders to the extent legally permissible in the jurisdiction of such shareholder a preemptive right to acquire the Offered Shares (including the shares to be sold to Jaguar pursuant to the SPA), in the proportion of their respective stakes in Gafisa’s capital stock, at the Price per Share, to be paid when such preemptive right is exercised. The record date to be considered for the shareholders entitled to acquire the Offered Shares will be the business day in São Paulo, Brazil, immediately prior to the beginning of the term for the exercise of the preemptive right, as of close of business in Brazil on March 16, 2017, or the “Preemptive Right Record Date”.

PREEMPTIVE RIGHTS ARE NOT AVAILABLE TO US HOLDERS OF GAFISA SHARES, TO HOLDERS OF GAFISA AMERICAN DEPOSITARY SHARES, OR ADSs, OR TO HOLDERS OF GAFISA GLOBAL DEPOSITARY SHARES, OR GDSs.

Holders of ADSs, or the “Gafisa ADS holders”, may not exercise any preemptive rights to acquire the Offered Shares. Accordingly, Citibank, N.A., in its capacity as depositary institution for the Gafisa ADS program, or the “ADS Depositary,” has agreed to use commercially reasonable efforts to sell the preemptive rights attributable to the Gafisa shares represented by Gafisa ADSs on behalf of the Gafisa ADS holders and to distribute the net cash proceeds (if any) of such sale in U.S. dollars to the Gafisa ADS holders, in each case upon the terms of the deposit agreement for the Gafisa ADS program.

Similarly, holders of Gafisa GDSs, or the “Gafisa GDS holders”, may not exercise any preemptive rights to acquire the Offered Shares. Accordingly, Citibank, N.A. in its capacity as depositary institution for the Gafisa GDS program, or the “GDS Depositary,” has agreed to use commercially reasonable efforts to sell the preemptive rights attributable to the Gafisa shares represented by Gafisa GDSs on behalf of the Gafisa GDS holders and to distribute the net cash proceeds (if any) of such sale in U.S. dollars to the Gafisa GDS holders, in each case upon the terms of the deposit agreement for Gafisa GDS program.

A reduction of Gafisa’s capital stock in the form of a distribution of Tenda common shares representing 50% of Tenda’s total capital stock to Gafisa shareholders will be completed by way of a pro rata distribution to Gafisa shareholders of record as of open of business in São Paulo, Brazil, on a business day in São Paulo, Brazil, following the end of the 60-day period set forth in Article 174 of Brazilian Corporate Law, or the “Distribution Record Date,” such business day to be specified in the capital reduction notice to be issued by Gafisa to its shareholders following the end of such 60-day period, or the “Capital Reduction Shareholder Notice,” and expected to be on or about April 27, 2017. Each Gafisa shareholder of record will receive one share of Tenda common stock for every one share of Gafisa common stock held by such shareholder, after the reverse split, on the Distribution Record Date. Pursuant to the Gafisa ADS and GDS programs, each ADS and each GDS corresponds to two (2) Gafisa common shares and, therefore, for every one ADS and one GDS you own, after the reverse split on the Distribution Record Date, you will receive two (2) shares of Tenda common stock on the distribution date. The distribution of the Tenda shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the distribution, shareholders may request that their shares of Tenda common stock be transferred to a brokerage or other account at any time. No fractional shares of Tenda common stock will be issued. You do not need to take any action to receive your shares of Tenda common stock. Gafisa’s common stock will continue to trade on the New York Stock Exchange in the form of Gafisa ADSs under the ticker symbol “GFA” and on the BM&FBOVESPA under the ticker symbol “GFSA3.”

The Tenda shares of common stock that are to be distributed to the ADS Depositary as part of the reduction of Gafisa’s capital stock will not be converted into American depositary shares for distribution to the Gafisa ADS holders. At the request of Gafisa, the ADS Depositary will give the Gafisa ADS holders of record as of 5:00 pm (New York City time) on the same date that is established as the Distribution Record Date, or the “Distribution Record Date for Gafisa ADS holders”, the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the ADS Depositary has received from Gafisa in the Gafisa capital stock reduction in respect of the Gafisa shares represented by such Gafisa ADS holders. The ADS Depositary will establish the period to request Tenda shares to be from open of business in New York City on the date that is one business day following the Distribution Record Date for Gafisa ADS holders through close of business in New York City on the 10th business day in New York City following such date, or the “Tenda Share Request Period.”

GAFISA ADS HOLDERS WILL RECEIVE THE NET CASH PROCEEDS FROM THE SALE OF SUCH TENDA SHARES AS DESCRIBED BELOW IF SUCH GAFISA ADS HOLDERS DO NOT REQUEST, DURING THE TENDA SHARE REQUEST PERIOD, TO RECEIVE TENDA SHARES IN A BROKERAGE OR CUSTODY ACCOUNT PREVIOUSLY ESTABLISHED BY SUCH GAFISA ADS HOLDERS IN BRAZIL.

After the Tenda Share Request Period, the ADS Depositary will use commercial reasonable efforts to sell the Tenda shares that have not been requested by Gafisa ADS holders or that it has not been able to deliver successfully to Gafisa ADS holders that have made a request to receive Tenda shares of common stock. Tenda shares requested by Gafisa ADS holders will be delivered only in Brazil into duly established custody and brokerage accounts. No delivery of Tenda shares will be made outside of Brazil. After the sale of Tenda shares, the ADS Depositary will arrange for the conversion of the net cash proceeds from the sale into U.S. dollars upon the terms of the deposit agreement for the Gafisa ADSs and will remit the net cash proceeds (after deduction of applicable fees, taxes and expenses) in U.S. dollars to the applicable ADSs holders who have not requested nor received the Tenda shares. No action is required of the Gafisa ADS holders at this point. Promptly after the Distribution Record Date for Gafisa ADS holders, the ADS Depositary will distribute to Gafisa ADS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the ADS Depositary has received in respect of the Gafisa shares represented by ADSs. In the case of ADSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.

Note that the Brazilian broker or custodian must be a foreign corporation for U.S. income tax purposes, such as a Brazilian “sociedade anônima”.

The Tenda shares of common stock that are to be distributed to the GDS Depositary as part of the reduction of Gafisa’s capital stock will not be converted into American or Global depositary shares for distribution to Gafisa GDS holders. At the request of Gafisa, the GDS Depositary will give the Gafisa GDS holders of record as of 5:00 pm (New York City time) on the same date that is established as the Distribution Record Date, or the “Distribution Record Date for Gafisa GDS holders”, the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the GDS Depositary has received from Gafisa in the Gafisa capital stock reduction on terms identical to those described for Gafisa ADS holders above. Gafisa GDS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if Gafisa GDS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa GDS holders in Brazil. No action is required of the Gafisa GDS holders at this point. Promptly, after the Distribution Record Date for Gafisa GDS holders, the GDS Depositary will distribute to Gafisa GDS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the GDS Depositary has received in respect of the Gafisa shares represented by Gafisa GDSs. In the case of GDSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.

No action is required by you at this point. A shareholders’ meeting was held by Gafisa on February 20, 2017 where the aforementioned matters were approved. The enclosed information statement, which we are mailing to all Gafisa shareholders, describes the separation in detail and contains important information about Tenda, including its audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and its unaudited interim consolidated financial information as of and for the nine months ended September 30, 2016 and 2015. We urge you to read this information statement carefully.

We want to thank you for your continued support of Gafisa.

Sincerely,

Sandro Rogério da Silva Gamba
President and Chief Executive Officer
GAFISA S.A.

March 23, 2017

Dear Future Tenda Shareholder:

It is our pleasure to welcome you as a future shareholder of Construtora Tenda S.A. Upon separation from Gafisa, we will be a stand-alone public company focused primarily on the construction and marketing of affordable entry-level housing segment in Brazil. While we will be an independent public company following the separation, our business has a strong history of financial and operating performance.

We operate in the affordable entry-level housing segment, which represented approximately 60.9% of the total value of Gafisa’s launches for the nine months ended September 30, 2016. Our affordable entry-level housing segment is tailored to families with monthly household incomes between approximately R$1,600 and R$4,650 and the units developed under this segment have on average between 42 and 60 square meters of indoor private area and two to three bedrooms. We believe the separation is the next step in a plan by our and Gafisa’s management to create value to our and Gafisa’s shareholders. The two companies have distinct strategic and operating profiles which can be better achieved separately.

Our management team is excited about the opportunities ahead of us, and we are committed to unlocking the full potential of Tenda. We invite you to learn more about our company and our plans by reading the enclosed material and look forward to updating you on our progress.

Sincerely,

Rodrigo Osmo

President and Chief Executive Officer

CONSTRUTORA TENDA S.A.

Information Statement

Construtora Tenda S.A.

Common Stock

Gafisa S.A., or “Gafisa”, is furnishing this Information Statement in connection with the separation of the business units of Gafisa and Construtora Tenda S.A., a corporation (sociedade anônima) established under the laws of the Federative Republic of Brazil, or “Tenda”, into two independent public companies, both with respect to their operations and capital structure. Tenda is currently a wholly owned subsidiary of Gafisa. Tenda has initiated the process to list its shares on the BM&FBOVESPA so that the Tenda shares are accepted for trading by no later than the date they are to be delivered to shareholders of Gafisa.

The separation seeks to: (i) enable shareholders to allocate resources between Gafisa and Tenda in line with their interests and investment strategies; (ii) enable Gafisa and Tenda to respond faster to the opportunities in their target markets; (iii) establish sustainable capital structures for each of Gafisa and Tenda, based on each company’s risk profile and strategic priorities; (iv) give greater visibility to the market on the individual performance of each of Gafisa and Tenda, enabling better assessment of intrinsic value; and (v) increase the ability of Gafisa and Tenda to attract and retain talent, through the development of appropriate cultures and compensation structures consistent with their different business strategies and plans, providing a better alignment with the specific results of each business.

Upon the separation, Gafisa will continue to be a publicly traded company and Tenda will become a public company independent from Gafisa and will hold, through its subsidiaries, the assets and liabilities associated with Gafisa’s affordable entry-level housing segment in Brazil.

As part of the separation, the Offered Shares will be sold and the remaining 50% of Tenda’s total capital stock will be transferred to Gafisa shareholders through a reduction in Gafisa’s total capital stock.

In connection with the sale, on December 14, 2016, Gafisa entered into the SPA with Jaguar, pursuant to which Gafisa will sell shares representing up to 30% of the total capital stock of Tenda, at a price equal to the Price per Share. Pursuant to the SPA, Gafisa will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million. Jaguar is an exempt limited partnership controlled by a real estate private equity company focused exclusively on emerging markets outside the United States, which was founded by investment professionals with significant real estate market expertise and over 15 years of experience in Brazil.

Pursuant to Article 253, I, of the Brazilian Corporate Law, Gafisa shall offer to its shareholders a preemptive right to acquire the Offered Shares (including the shares to be sold to Jaguar pursuant to the SPA), in the proportion of their respective stakes in Gafisa’s capital stock, at the Price per Share, to be paid when such preemptive right is exercised. The record date to be considered for the shareholders entitled to acquire the Offered Shares will be the Preemptive Right Record Date.

Gafisa ADS holders may not exercise any preemptive rights to acquire the Offered Shares. Accordingly, Citibank, N.A., in its capacity as depositary institution for Gafisa ADS program, has agreed to use commercially reasonable efforts to sell the preemptive rights attributable to the Gafisa shares represented by Gafisa ADSs on behalf of the Gafisa ADS holders and to distribute the net cash proceeds (if any) of such sale in U.S. dollars to the Gafisa ADS holders, in each case upon the terms of the deposit agreement for the Gafisa ADS program.

Similarly, Gafisa GDS holders, may not exercise any preemptive rights to acquire the Offered Shares. Accordingly, Citibank, N.A. in its capacity as GDS Depositary has agreed to use commercially reasonable efforts to sell the preemptive rights attributable to the Gafisa shares represented by Gafisa GDSs on behalf of the Gafisa GDS holders and to distribute the net cash proceeds (if any) of such sale in U.S. dollars to the Gafisa GDS holders, in each case upon the terms of the deposit agreement for Gafisa GDS program.

PREEMPTIVE RIGHTS ARE NOT AVAILABLE TO US HOLDERS OF GAFISA SHARES, TO GAFISA ADS HOLDERS OR TO GAFISA GDS HOLDERS.

In connection with the reduction of Gafisa’s capital stock in the form of a distribution of Tenda common shares representing 50% of Tenda’s total capital stock to Gafisa shareholders, Gafisa will distribute the shares of Tenda common shares on a pro rata basis to the holders of Gafisa common shares. Each holder of Gafisa common stock will receive one share of common stock of Tenda for every one share of Gafisa common stock held after the reverse split, at the Distribution Record Date.

The Tenda shares of common stock that are to be distributed to the ADS Depositary as part of the reduction of Gafisa’s capital stock, will not be converted into American depositary shares for distribution to the Gafisa ADS holders. At the request of Gafisa, the ADS Depositary will give Gafisa ADS holders of record as of the Distribution Record Date for Gafisa ADS holders, the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the ADS Depositary has received from Gafisa in the Gafisa capital stock reduction in respect of the Gafisa shares represented by such Gafisa ADS holders during the Tenda Share Request Period.

GAFISA ADS HOLDERS WILL RECEIVE THE NET CASH PROCEEDS FROM THE SALE OF SUCH TENDA SHARES AS DESCRIBED BELOW IF SUCH GAFISA ADS HOLDERS DO NOT REQUEST, DURING THE TENDA SHARE REQUEST PERIOD, TO RECEIVE TENDA SHARES IN A BROKERAGE OR CUSTODY ACCOUNT PREVIOUSLY ESTABLISHED BY SUCH GAFISA ADS HOLDERS IN BRAZIL.

After the Tenda Share Request Period, the ADS Depositary will use commercial reasonable efforts to sell the Tenda shares that have not been requested by Gafisa ADS holders or that it has not been able to deliver successfully to Gafisa ADS holders that have made a request to receive Tenda shares of common stock. Tenda shares requested by Gafisa ADS holders will be delivered only in Brazil into duly established custody and brokerage accounts. No delivery of Tenda shares will be made outside of Brazil. After the sale of Tenda shares, the ADS Depositary will arrange for the conversion of the net cash proceeds from the sale into U.S. dollars upon the terms of the deposit agreement for the Gafisa ADSs and will remit the net cash proceeds (after deduction of applicable fees, taxes and expense) in U.S. dollars to the applicable ADSs holders who have not requested nor received the Tenda shares. No action is required of the Gafisa ADS holders at this point. Promptly after the Distribution Record Date for Gafisa ADS holders, the ADS Depositary will distribute to Gafisa ADS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the ADS Depositary has received in respect of the Gafisa shares represented by ADSs. In the case of ADSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.

Note that the Brazilian broker or custodian must be a foreign corporation for U.S. income tax purposes, such as a Brazilian “sociedade anônima”.

The Tenda shares of common stock that are to be distributed to the GDS Depositary as part of the reduction of Gafisa’s capital stock will not be converted into American or Global depositary shares for distribution to Gafisa GDS holders. At the request of Gafisa, the GDS Depositary will give the Gafisa GDS holders of record as of the Distribution Record Date for Gafisa GDS holders the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the GDS Depositary received from Gafisa in the Gafisa capital reduction on terms identical to those described for Gafisa ADS holders above. Gafisa GDS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if Gafisa GDS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa GDS holders in Brazil. No action is required of the Gafisa GDS holders at this point. Promptly, after the Distribution Record Date for Gafisa GDS holders, the GDS Depositary will distribute to Gafisa GDS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the GDS Depositary has received in respect of the Gafisa shares represented by Gafisa GDSs. In the case of GDSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.

Immediately after Gafisa completes the distribution, Tenda will be an independent company from Gafisa. Gafisa shareholders will not be required to pay any consideration for the shares of Tenda common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Gafisa common stock or take any other action in connection with the distribution.

The distributions of Tenda common shares and rights to acquire the Offered Shares (and the sale of such securities by the Depositary for the benefit of U.S. holders) will be taxable transactions for U.S. federal income tax purposes. See “The Separation—Certain U.S. Federal Income Tax Considerations.”

As Gafisa owns all of the outstanding shares of Tenda’s common stock, there currently is no public trading market for Tenda common stock.

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors” beginning on page 18 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the separation, passed upon the merits or fairness of the separation or passed upon the adequacy or accuracy of the disclosure in this Information Statement. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is March 23, 2017.

table of contents

Page

Note Regarding The Use of Certain Terms	ii
Incorporation by Reference	iv
Summary	1
Our Business	1
Our Competitive Strengths	4
Our Strategy	6
The Separation	7
Questions and Answers About the Separation and Distribution	10
Summary of the Separation and Distribution	16
Risk Factors	18
Risks Relating to the Separation	18
Selected Financial Data of Tenda	32
Cautionary Statement Regarding Forward-Looking Statements	37
The Separation	39
General	39
Reasons for the Separation	41
The Number of Shares You Will Receive	41
Treatment of Fractional Shares	41
When and How You Will Receive the Tenda Shares	42
Treatment of Outstanding Compensation Awards	43
Results of the Distribution	44
Certain Brazilian Tax Considerations	44
Certain U.S. Federal Income Tax Considerations	48
Market for Common Stock	53
Trading Between Distribution Record Date and Distribution Date	53
Conditions to the Distribution	54
Share Purchase and Sale Agreement	54
Agreements with Gafisa	55
Reason for Furnishing This Information Statement	55
Dividend Policy	56
Capitalization	60
Business	61
Overview	61
Management	74
Stock Ownership	83
Certain Relationships and Related Transactions	85
The Separation from Gafisa	85
Related Party Transactions	85
Description of Our Capital Stock	86
Unaudited Pro Forma Condensed Combined Financial Statements	95
Management’s Discussion and Analysis of Financial Condition and Results of Operations	99
Industry Data	117
Quantitative and Qualitative Disclosures About Market Risk	124

Index to Financial Statements	F-1

i

Note Regarding The Use of Certain Terms

We use the following terms to refer to the items indicated:

•	“We,” “us,” “our,” “Company” and “Tenda,” unless the context requires otherwise, refer to Construtora Tenda S.A., the entity that at the time of the distribution will hold, through its subsidiaries, the assets and liabilities associated with Gafisa’s affordable entry-level housing segment and whose issued shares Gafisa will sell to Jaguar and distribute to its shareholders in connection with the separation. Where appropriate in context, the foregoing terms also include the subsidiaries of this entity; the use of these terms may be used to describe Gafisa’s affordable entry-level housing segment prior to completion of the separation.

•	Except where the context otherwise requires, the term “Gafisa” refers to Gafisa S.A., the entity that owns Tenda prior to the separation and after the separation will continue to be a separate publicly traded company consisting primarily of its operations in the development of residential units.

•	“Jaguar” refers to Jaguar Real Estate Partners, LP, an exempt limited partnership, organized under the laws of Cayman Island, or one of its Affiliates.

•	The term “separation” refers to the separation of the Gafisa and Tenda business units into two independent public companies, both with respect to their operations and capital structure. Gafisa will continue to be a publicly traded company and Tenda will become a public company independent from Gafisa, holding, through its subsidiaries, the assets and liabilities associated with Gafisa’s affordable entry-level housing segment in Brazil.

•	References to “common shares” refer to the common shares of the Company, except where the context requires otherwise.

•	Except where the context otherwise requires, the term “distribution” refers to the distribution of shares of Tenda common shares owned by Gafisa to shareholders of Gafisa as of the Distribution Record Date.

•	The term “distribution date” means the date on which the distribution occurs.

•	References to “general sales value” (valor geral de vendas – VGV) refers to the total amount that can potentially be obtained from the sale of all units of a specific real estate development at their initial asking prices. Investors should note that general sales value is an estimate and may not be realized, as the actual prices at which we sell units may differ significantly from the asking prices that we use to calculate general sales value. In addition, the total number of units sold may be lower than the number of units launched. General sales values is an indicator commonly used in our industry, but it does not have a standardized meaning and, therefore, our calculation of general sales value might differ significantly from other real estate developers’ calculations of it or similar terms. General sales value should not be considered an estimate or projection of revenue to be recognized in a present or future time period.

•	When used in this Information Statement, “contracted sales” refers to the sales for which a sales agreement with a customer has been executed, either for finished or unfinished units.

•	References to “net contracted sales” for any given period correspond to contracted sales less the total value of contract cancellations for such period.

•	References to our “sales over supply ratio”, or SoS ratio, for any given period corresponds to the volume of net contracted sales divided by our inventory of units offered to the market in such period, in each case calculated by reference to the general sales value.

•	References to “legacy projects” correspond to our former projects which had been launched prior to 2013 and which had until then suffered from a high level of sales cancellations, constructions delays and poor operating and financial performance.

•	References to our “current business model” correspond to our new business model which is built on four pillars: (i) contracted launches; (ii) pass-through sales; (iii) direct salesforce and showrooms; and (iv) aluminum-mold technology. See “Summary—Overview.”

•	References to “minimum wage” in this Information Statement correspond to the lowest monthly wage in Brazil as permitted by Brazilian law, which is established according to the State laws of each State of Brazil.

•	We make statements in this Information Statement about market estimates, our competitive position and market share in, and the market size of, the markets in which we operate. We make these statements on the basis of internal data and information from public sources we believe are reliable. Except as indicated otherwise, we have included information from reports prepared by public sources such as the Industry’s Federation of the State of Sao Paulo (Federação das Indústrias do Estado de São Paulo), or FIESP, the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, and the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV, among others. We have no reason to believe any of this information is inaccurate in any material respect, for which reason neither we nor Gafisa have independently verified this information.

•	The term “Brazil” refers to the Federative Republic of Brazil. The phrase “Brazilian government’’ refers to the federal government of the Federative Republic of Brazil. The term “Central Bank” refers to the Central Bank of Brazil (Banco Central do Brasil). All references to “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar”, “U.S. dollars” or “U.S.$” are to U.S. dollars, the official currency of the United States. Unless otherwise stated, all numbers included in this Information Statement are expressed in reais. This Information Statement contains translations of various real amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the real amounts actually represent, have been or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, we have converted the real amounts using a rate of R$3.2462 to U.S.$1.00, the U.S. dollar selling rate as of September 30, 2016 as reported by the Central Bank. For more information.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information into this information statement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this information statement, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

We incorporate by reference into this information statement our Annual Report on Form 20-F for the year ended December 31, 2016, to be filed with the SEC (File No. 001-33356), which we refer to as our “2016 Annual Report”.

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this information statement and prior to the distribution of the shares of Tenda shall be deemed to be incorporated by reference into this information statement and to be part hereof from the date of filing of such documents. We incorporate by reference any Form 6-K submitted to the SEC after the date of this information statement.

Any statement contained in this information statement or in a document incorporated or deemed incorporated by reference into this information statement will be deemed to be modified or superseded for purposes of this information statement to the extent that a statement contained in any such subsequent document modifies or supersedes that statement. Any statement that is modified or superseded in this manner will no longer be a part of this information statement, except as modified or superseded.

We will provide without charge to each person to whom this information statement has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this information statement by reference, including exhibits to such documents. Requests for such copies should be directed to:

Investors Relations Office

Av. Nações Unidas, 8501, 19th floor

São Paulo – SP 05425-070

Federative Republic of Brazil

Phone: (55 11) 3025-9305

Summary

This summary highlights selected information from this Information Statement relating to Tenda, Tenda’s separation from Gafisa, the sale of Tenda’s common shares by Gafisa to Jaguar, and the distribution of Tenda’s common shares to Gafisa’s shareholders. For a more complete understanding of our businesses and the separation and sale, you should read the entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” of this Information Statement, our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and related notes, our unaudited interim consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 and related notes, and our unaudited pro forma condensed combined financial statements and related notes, all of which are included elsewhere in this Information Statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement, including the financial statements of Tenda above mentioned, assumes the completion of all the transactions referred to in this Information Statement in connection with the separation and distribution.

Our Business

Upon completion of our separation from Gafisa, Tenda’s business will consist primarily of our business in the affordable entry-level housing segment. We believe we are one of Brazil’s largest real estate developers based on the general sales value of new projects launched and net contracted sales in the last 12 months, which totaled R$1.3 billion and R$1.1 billion, respectively. We develop and build residential units in Band 2 of the Brazilian government’s “My House, My Life” (Minha Casa Minha Vida) housing program, or the MCMV program. We have exclusively focused our operations in six of the largest metropolitan areas in Brazil (São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife).

The MCMV program was created by the Brazilian government in April 2009 with the objective of reducing the housing deficit in Brazil through government financing and subsidies for low-income housing. The MCMV program is divided into three main income bands (which we refer to as Band 1, Band 2 and Band 3), with a focus on providing affordable housing for families with monthly incomes of up to R$4,650. In March 2010, the Brazilian government launched the second phase of the MCMV program (Programa de Aceleramento de Crescimento – PAC), which was implemented from 2011 to 2014 and which financed and built approximately 2.3 million housing units, with approximately 1.4 million additional housing units currently under construction. On March 30, 2016, the Brazilian government launched the third phase of the MCMV program, which aims to build approximately two million housing units by 2018, including 800,000 housing units for families in Band 2.

In 2015, we launched 30 Band 2 housing projects totaling R$1.1 billion in general sales value and R$1.0 billion in net contracted sales. In 2015, our SoS ratio, was 53.0%, the highest ratio among all publicly traded real estate developers, according to data published by the CVM and BM&FBOVESPA. For the year ended December 31, 2015, we had net operating revenue of R$851.0 million, with an adjusted gross income margin of 30.6%, and net income attributable to our controlling shareholder of R$30.3 million. For the nine months ended September 30, 2016, we launched 30 projects with R$968.6 million and R$830.2 million in general sales value and net contracted sales, respectively, and our SoS ratio was 44.7%, compared to an SoS ratio of 48.7% for the same period in 2015. For the nine months ended September 30, 2016, we had net operating revenue of R$765.8 million, with an adjusted gross income margin of 31.6% and net income attributable to our controlling shareholder of R$36.5 million.

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We operate in six of the largest metropolitan regions of Brazil, as shown in the map below.

Since 2013, we have launched 81 housing projects totaling R$3.0 billion in general sales value and of these projects we have delivered 42 projects totaling R$1.4 billion and 9,854 units. The table below sets forth the number of units we launched for the periods and regions indicated:

	Nine months ended September 30,	Year ended December 31,
	2016	2015	2014	2013
	(number of units)
Sao Paulo	1,057	2,180	720	1,380
Rio de Janeiro	1,738	1,751	1,511	300
Salvador	1,520	1,584	1,220	780
Recife	576	944	432	—
Belo Horizonte	780	372	432	—
Porto Alegre	1,400	880	—	—
Total	7,071	7,711	4,315	2,460

In 2012, we conducted an extensive review of our then existing business strategy. That same year, we decided to temporarily reduce our launch activities in order to focus on completing and selling all of our legacy projects in the following years. At the beginning of 2012, we had 30,944 outstanding units related to our legacy projects, all of which we sold by the end of 2015. At the same time we worked to complete our legacy projects, we started to shift our focus toward projects in Band 2 of the MCMV program. In 2013, we implemented our current business model, which is built on four pillars:

•	Project financed at launches. We do not launch a project or commence sales unless such project has qualified for “member funding”, has obtained municipal approvals, and has been formally approved and registered by the associated financial institutions eligible to provide financing to our clients in connection with the MCMV program. “Member funding” finances residential developments, urban development rehabilitations and urbanized lot productions through the Member Letter of Credit Program (Programa de Carta de Crédito Associativo). This program is funded by the FGTS. The FGTS imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other things, to use the

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funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. The CEF is the agency responsible for managing the funds deposited in the FGTS and allows our clients to obtain financing directly with the financial institutions that are associated with the MCMV program. We believe that “member funding” considerably mitigates the financial and execution risks associated with our development projects and is a condition to our commencing pass-through sales with individual clients, as described below.

•	Pass-through sales. We do not sell a unit to a client unless such client has individual credit approval with the financial institution that has formally approved (or provided) “member funding” for the relevant unit, which we refer to as a “pass-through” sale since the client credit risk is passed on to the financial institution. We believe this reduces our exposure to client credit risk and working capital risk, reduces the risk of contract cancellations because of the shorter period during which we are exposed to client credit risk, and shortens our operating cycle. We believe this pillar also contributes to a more efficient sale and delivery of the unit.

•	Direct salesforce and showrooms. As part of our marketing strategy, we conduct the majority of our sales efforts through our own salesforce out of our own showrooms. This allows us to provide high quality and targeted training to our employees, which we believe has resulted in a more efficient sales process. We believe that using our own workforce and our own showroom allows us to maintain greater presence in the metropolitan areas in which we operate to better serve our clients, exercise a higher degree of control over the management of our sales processes, and reduce related costs and overhead.

•	Aluminum-mold technology. All of our units are currently built with concrete walls using aluminum-mold technology. We believe this construction method is suited to the operational and financial dynamics of the MCMV program and contributes to a highly streamlined and efficient construction cycle. Given the financial dynamics of operating within the MCMV program, it also contributes to increased efficiency in managing the capital we employ to build our projects. We believe using aluminum-mold technology, consistent with our standardization strategy, allows us to efficiently replicate projects on a cost-effective basis in the metropolitan regions in which we operate. Aluminum-mold technology requires a specialized workforce for mold assembly, and we believe this contributes to increased workforce productivity and expertise. In addition, we also believe that our construction method allows us to delay construction on a project until the majority of the units of that project have been sold (and “passed through”), which significantly reduces our need for working capital.

We believe the four pillars of our current business model give us significant competitive advantages in the affordable housing segment, and allow us to execute our projects with greater efficiency, minimize use of our own working capital, mitigate execution risks, simplify project management, and facilitate economies of scale.

In addition to the four pillars, our current business model also focuses on the following key aspects:

•	Standardization of our units. Each unit we build consists of two bedrooms, a bathroom and a living room with an eat-in kitchen. We believe the standardization of our units has resulted in building processes comparable with industrial assembly lines and has reduced complexity in our construction methods. Standardization allows us to replicate our projects more efficiently because we are able to evaluate variables across our projects, such as construction periods, cost per unit, delivery dates and required workforce, among others.

•	Focus on key metropolitan regions. We operate in six of Brazil’s largest metropolitan areas: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. We believe this has significantly streamlined our project management activities, and has reduced the need for us to enter into partnerships with local development companies whose strategies may not be aligned with ours. All of our projects and developments are currently wholly-owned. We also believe the economies of scale in the areas in which we operate allow us to negotiate competitive prices with our service providers and suppliers, which reduces our underlying costs and allows us to maintain competitive sales prices for our units.

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Our Competitive Strengths

We believe that our main competitive strengths are:

Short operating cycles

We believe the implementation of the four pillars of our current business model and our exclusive focus on Band 2 of the MCMV program has contributed to a shorter and more efficient operating cycle for our projects. The average duration of the operating cycle for a project, from launch through physical delivery of the unit, is approximately 18 months.

Efficient sales structure

We believe that having our own salesforce, focusing our strategy exclusively on the affordable entry-level housing segment and the abundant supply of products in the affordable entry-level housing segment, have all contributed to more efficient sales processes and a rapid sales rate of our units, despite the challenging economic environment in Brazil, as illustrated by our SoS ratio, which was 53.0% for the year ended December 31, 2015 and 44.7% for the nine months ended September 30, 2016, and is substantially higher than the SoS ratio of our competitors that are publicly traded real estate developers, according to data from CVM and BM&FBOVESPA.

Reduced time periods for pass-throughs and low level of contract cancellations

We believe the specialization of our salesforce, the optimization of our sales processes, and our close relationship to the financial institutions active in the MCMV program have allowed us to reduce the time period between the sale of a unit to a client and its effective pass-through to the relevant financial institution. In recent years, we have reduced these periods to an average of three months for pass-through and three months for completion of contract registration with the relevant financial institution and the relevant municipal government authority, respectively. We have also been able to reduce the level of contract cancellations, which we believe is a result of increased discipline in the sales process and a reduction in the time period during which our clients’ credit profile may change. Our percentage of contract cancellations was 15.9% for the year ended December 31, 2015 and 18.1% for the nine months ended September 30, 2016, the lowest rate in the Brazilian real estate market among publicly traded companies, according to data from BM&FBOVESPA.

Standardized construction method

We have been able to shorten our construction cycle in comparison to projects using conventional construction methods due to the standardization of our MCMV program housing units, our use of aluminum-mold technology and the step by step process we have put in place for the execution of our construction works. We believe this has increased productivity of our construction workforce and has streamlined and simplified our construction cycle.

We believe the combination of these factors has allowed us to operate with reduced cash exposure and working capital needs, contributing to higher returns on invested capital. This combination has also allowed us to keep our construction costs stable and below rates of inflation for construction costs. The chart below sets forth our construction costs as compared with Brazil’s INCC, for the periods indicated:

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Source: Brazil’s National Construction Cost Index.

Strong market share in the affordable entry-level housing segment

The affordable entry-level housing segment is highly competitive and requires a high degree of operational excellence. In recent years, however, the number of real estate companies active in the affordable entry-level housing segment has decreased and new real estate companies wishing to enter the segment in the metropolitan areas in which we operate have faced barriers to entry. In particular, recently there has been a significant decrease in the number of real estate developers active in Band 2 of the MCMV program. According to data published by the CVM and BM&FBOVESPA, 12 publicly-traded real estate developers were active in Band 2 of the MCMV program in 2010 compared to only five in 2015. We believe that as a result of this environment, we have been able to increase our market share and profitability. According to data published by Geoimóveis, we were a leader in terms of launch volume in 2015 in the six metropolitan areas in which we operate.

The following chart shows our aggregate market share for Band 2 launches in 2015 in the six metropolitan regions in which we operate:

Source: Geoimóveis.

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Recognized brand

We have existed for more than 23 years, and believe we enjoy strong brand recognition in the affordable entry-level housing segment in the metropolitan regions where we operate. We believe our brand is strongly linked to and commonly associated with the MCMV program in those regions. In addition to our extensive history in the affordable entry-level housing segment, we believe that the strength of our brand also rests on the strength of marketing campaigns that focus on the “Tenda” brand as an institution and not on specific Tenda products or projects as is more typical in the real estate segment.

Professional and highly experienced management team, entrepreneurial culture, and focus on generating sustainable results

Our executives have, on average, more than 12 years of experience in the real estate industry, and as a consequence, we believe they possess a broad understanding of our markets and clients, a capacity for planning, discipline and focus on continuous improvement of our results and our current business model. We aim to hire the best professionals in the market in terms of training and entrepreneurial profile, in line with our culture. We offer our principal executives attractive compensation packages linked to long-term incentives aligned with the interests of our shareholders. In 2014, we established a stock option plan for executives and key employees, with the objective of attracting and retaining executives and key employees by offering them the benefit of becoming our shareholders. We currently have 27 employees holding stock options representing 9% of our total capital stock.

Our Strategy

The main elements of our strategy are:

Continued focus on the Band 2 segment of the MCMV program

We intend to continue to focus our operations on the Band 2 segment of the MCMV program. We believe the affordable entry-level housing segment represents significant capacity for new housing projects, in particular because of the significant housing deficit in Brazil. According to a 2016 study published by the Construction Industry Department of FIESP, using the calculation method of the João Pinheiro Foundation (Fundação João Pinheiro - FJP), approximately 6.2 million families were affected by the housing deficit in 2014, of which 98.6% had an income of less than 10 times the monthly minimum wage which was R$880, as of the date of this Information Statement. In addition, according to a 2014 study published by FGV, it is estimated that through 2024, Brazil will add 16.8 million new families to its population. Accordingly, we believe the affordable entry-level housing segment presents latent and highly resilient demand.

In addition, the majority of projects for Band 2 of the MCMV program are funded by the FGTS, which is required by law to allocate 60% of its investments to the affordable entry-level housing segment. This limits our exposure to potential funding shortfalls. Given the reduced dependency on other federal funding, we believe that Band 2 is an efficient financing structure for the affordable entry-level housing segment, insofar as it permits a more stable and sustainable market dynamic in the long term.

Consolidate our leadership in the affordable entry-level housing segment in six of the largest metropolitan areas of Brazil in which we operate

We plan to grow organically and increase our market share within the affordable entry-level housing segment in six of the largest metropolitan areas in Brazil where we currently operate. One of our objectives is to capitalize on our strategic positioning and operational efficiency to acquire suitable real estate development sites. We believe the standardization and economy of scale of our construction methods within our current business model will allow us to grow and further increase our profitability because the increase in launched projects demands a low level of marginal administrative expenses.

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Capture market share through the geographic expansion of our business

We believe we can successfully replicate our current business model in up to 14 metropolitan areas of Brazil in addition to the regions in which we currently operate, which would expand our geographical reach and market potential. Our geographical expansion will be gradual, disciplined and consistent with our current business model, with a focus on obtaining high returns on our investments. Launching projects in other metropolitan regions requires extensive study and planning, in particular as related to the preparation of senior employees who understand our business model. We estimate that it would take an average of four years between the decision to operate in a new metropolitan region and to launch a first project.

Focus on maximizing profitability with minimal risk exposure

•	Reduce working capital needs: We seek to achieve this through shorter construction cycles, high SoS ratios, and reduced time periods between the sale and pass-through of a unit;

•	Reduce execution risk: We expect to reduce execution risk through our continued focus on Band 2 segment of the MCMV program, the standardization of our products and processes, and the efficiency of our contracted launches and pass-through sales;

•	Simplify project management, permitting economies of scale: We seek to achieve this through continued focus on large and few markets, the standardization of products and processes, and the use of our simplified construction method; and

•	Streamline and simplify sales and construction processes: We seek to achieve this through continued focus on large markets, conducting sales efforts using our own salesforce and in our own showrooms, continued production and training our own construction workers.

The principal objective of this strategy is to increase profitability and minimize the financing and execution risks associated with our projects. We do not believe this focused strategy can be replicated in smaller markets as they would not permit a minimum scale and operational continuity. Our goal is to maximize return on shareholders’ equity – not to become the largest affordable entry-level housing segment developer in the short-to-medium term.

The Separation

Overview

On February 6, 2014, Gafisa's board of directors authorized management to initiate studies for a potential separation of the Gafisa and Tenda business units into two independent publicly traded companies, both with respect to their operations and capital structure. The separation seeks to: (i) enable shareholders to allocate resources between Gafisa and Tenda in line with their interests and investment strategies; (ii) enable Gafisa and Tenda to respond faster to the opportunities in their target markets; (iii) establish sustainable capital structures for each of Gafisa and Tenda, based on each company’s risk profile and strategic priorities; (iv) give greater visibility to the market on the individual performance of each of Gafisa and Tenda, enabling better assessment of intrinsic value; and (v) increase the ability of Gafisa and Tenda to attract and retain talent, through the development of appropriate cultures and compensation structures consistent with their different business moments and plans, providing a better alignment with the specific results of each business.

Pursuant to the separation, we will enter into certain separation and distribution agreements with Gafisa to effect the separation and provide a framework for our relationship with Gafisa after the separation. These agreements will provide for the allocation between Tenda and Gafisa of Gafisa’s assets, liabilities and obligations subsequent to the separation (including with respect to transition services, employee matters, real and intellectual property matters, tax matters and certain other matters).

Furthermore, in connection with the separation, on December 14, 2016, the board of directors of Gafisa approved the entering into by Gafisa of the SPA with Jaguar, pursuant to which Gafisa will sell shares representing up to 30% of the total capital stock of Tenda, at a price equal to the Price per Share. Pursuant to the SPA, Gafisa will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0

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million. Jaguar is an exempt limited partnership controlled by a real estate private equity company focused exclusively on emerging markets outside the United States, which was founded by investment professionals with significant real estate market expertise and over 15 years of experience in Brazil.

The consummation of the transactions contemplated by the SPA is subject to the satisfaction of certain conditions precedent. In addition, the SPA contains customary statements and guarantees and indemnification obligations on Gafisa, which may require Gafisa to indemnify Jaguar under certain circumstances. For more information on the SPA, see “The Separation—Share Purchase and Sale Agreement.”

In connection with the reduction in Gafisa’s capital stock in the form of a distribution of Tenda common shares representing up to 50% of Tenda’s total capital stock to Gafisa’s shareholders, Gafisa will distribute the shares of Tenda common shares on a pro rata basis to the holders of Gafisa common shares. Each holder of Gafisa common stock will receive one share of common stock of Tenda for every one share of Gafisa common stock after the reverse split, held at Distribution Record Date. Immediately following the distribution, Gafisa shareholders as of the Distribution Record Date will own 50% of the outstanding shares of common stock of Tenda.

Immediately following the separation, Gafisa will continue to be a publicly traded company and Tenda will become an independent company from Gafisa, and will hold, through its subsidiaries, the assets and liabilities associated with Gafisa’s affordable entry-level housing segment in Brazil, and Gafisa may retain no more than a 20% interest in the total capital stock of Tenda (assuming that the sale to Jaguar is completed pursuant to the SPA).

The Gafisa board of directors believes separating the affordable entry-level housing segment from Gafisa’s development business through the distribution is in the best interests of Gafisa and its shareholders and has concluded the separation will provide Gafisa and Tenda with a number of opportunities and benefits, including the following:

•	Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own market and opportunities. The separation of the affordable entry-level housing from Gafisa’s development and marketing business will enable Gafisa and Tenda to perform and operate in a manner that is consistent with current internal and external views of the businesses. The management of each resulting corporate group will be able to concentrate on its core concerns and growth opportunities, and will have increased flexibility to design and implement corporate policies and strategies based on the characteristics of its business.

•	Resource Allocation and Capital Deployment. Allow each company to allocate resources and deploy capital in a manner consistent with its own priorities. Transactions that are not available to Gafisa or Tenda while Tenda remains integrated with Gafisa will be available once the two businesses are separated. Both businesses will have direct access to the debt and equity capital markets to fund their respective growth strategies.

•	Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their respective financial characteristics and make investment decisions based on those characteristics. Analysts who currently track the performance of Gafisa specialize primarily in high quality development and marketing businesses. Because investors and analysts underemphasize the affordable, entry-level business in making investment decisions and preparing analyses of Gafisa, the current integration of Gafisa’s development business and affordable entry-level housing segment interferes with the ability of investors and analysts to properly value the two businesses. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in low-income housing companies will have the opportunity to acquire stock of Tenda as an independent affordable entry-level business. As a result, the separation may result in a combined post-separation trading value in excess of the current trading value of Gafisa.

The separation and sale/distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. For more information, see “Risk Factors—Risks

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Relating to the Separation” and “The Separation—Conditions to the Distribution” included elsewhere in this Information Statement.

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Questions and Answers About the Separation and Distribution

Q:	Why is Gafisa separating the affordable entry-level housing segment?
A:	Gafisa’s board of directors and management believe separating the affordable entry-level housing business will have the following benefits: it will enable (1) the management team of each company to focus on its own strategic priorities with financial targets that best fit its own market and opportunities; (2) each company to allocate resources and deploy capital in a manner consistent with its own priorities; and (3) investors, both current and prospective, to value the two companies based on their respective financial characteristics and make investment decisions based on those characteristics.
Q:	How will Gafisa accomplish the separation of Tenda?
A:	The separation involves the following:
• (1) the reduction in Tenda’s capital stock; and (2) the reduction in Gafisa’s capital stock, which was approved at a Gafisa shareholders meeting held on February 20, 2017.
• Gafisa’s distribution to its shareholders of 50% of the shares of our common stock, through the aforementioned reduction in Gafisa’s capital stock.
Following the separation, we will be a public company independent from Gafisa, and Gafisa may retain no more than a 20% interest in our total capital stock (assuming that the sale to Jaguar is completed pursuant to the SPA).
Q:	What will I receive in the distribution as a Gafisa shareholder?
A:	Gafisa will distribute one share of Tenda common stock for every one share of Gafisa common stock outstanding as of the Distribution Record Date, following the reverse split. You are not required to pay any cash or deliver any other consideration, including any shares of Gafisa common stock, for the shares of our common stock to be distributed to you.
Q:	What is the record date for the distribution, and when will the distribution and the separation occur?
A:	The Distribution Record Date is the date of record as of open of business in São Paulo, Brazil, on a business day in São Paulo, Brazil following the end of the 60-day period set forth in Article 174 of Brazilian Corporate Law, such business day to be specified in the Capital Reduction Shareholder Notice and expected to be on or about April 27, 2017. When we refer to the “Distribution Record Date” we are referring to that time and date.
Q:	As a holder of shares of Gafisa common stock as of the Distribution Record Date, what do I have to do to participate in the distribution?
A:	Shareholders of Gafisa common stock on the record date are not required to pay any cash or deliver any other consideration, including any shares of Gafisa common stock, for the shares of our common stock to be distributed to them.
The distribution was approved at a shareholders’ meeting held on February 20, 2017, including (a) the reduction in Gafisa’s capital stock, and (b) the offer to Gafisa’s shareholders of preemptive rights to acquire the Offered Shares (including shares to be sold to Jaguar pursuant to the SPA).
Q:	Why is shareholder vote required to approve the separation?
A:	Gafisa is incorporated in Brazil. Pursuant to Brazilian law, a capital reduction in the capital stock of a company requires the approval of the company’s shareholders. We note that the offer relating to the Offered Shares and the terms of such offer do not require shareholder approval.
Q:	How will fractional shares be treated in the separation?
A:	Prior to the separation, Gafisa’s shareholders voted on, and approved, a reverse split of its shares to allow each Gafisa shareholder, at the record date, to receive one share of Tenda common stock for every one share of Gafisa common stock held by such shareholder on the record date. Thus, pursuant to the reduction in Gafisa’s capital stock, its shareholders will not receive fractional post-capital stock reduction shares.

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See “The Separation—Treatment of Fractional Shares—Reverse Split in Gafisa’s capital stock ” and “The Separation—Treatment of Fractional Shares—Split in Gafisa’s capital stock.”
Q:	If I sell my shares of Gafisa common stock before or on the Distribution Record Date, will I still be entitled to exercise preemptive rights over the Offered Shares?
A:	Beginning on the Preemptive Right Record Date and continuing up to and including the date of the completion of the term for the exercise of the preemptive right, there are two markets in Gafisa common stock: a “regular-way” market and an “ex-preemptive right” market. Shares of Gafisa common stock that trade on the regular-way market trade with an entitlement to exercise its preemptive right to acquire the Offered Shares. Shares that trade on the ex-preemptive right market trade without an entitlement to exercise its preemptive right to acquire the Offered Shares, so that holders who initially sell Gafisa shares ex-preemptive right will still be entitled to exercise its preemptive right to acquire the Offered Shares even though they have sold their shares of Gafisa common stock after the Preemptive Right Record Date. Therefore, if you owned shares of Gafisa common stock on the Preemptive Right Record Date and sell those shares on the regular-way market before the term for the exercise of the preemptive right, you will also be selling the right to exercise the preemptive right over the Offered Shares. If you own shares of Gafisa common stock at Preemptive Right Record Date and sell these shares in the ex-preemptive right market on any date up to and including the term for the exercise of the preemptive right, you will still be able to exercise the preemptive right in respect of your ownership of the shares of Gafisa common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Gafisa common stock prior to or on the distribution date.
Q:	If I sell my ADSs or GDSs before or on the Preemptive Right Record Date, will I still be entitled to receive any cash proceeds?
A:	No. You would have to be an ADS holder on the record date (April 7, 2017). The ADS Depositary has established 5:00 p.m. (NY time) on April 7, 2017 as the record date to determine the Gafisa ADS holders entitled to receive the net cash proceeds (if any) from the sale of the preemptive rights attributable to the Gafisa shares represented by Gafisa ADS, or the “ADS Rights Entitlement Record Date”. The ADS Depositary will close the ADS books for ADS issuances and cancellations, and will not process any ADS issuances and cancellations, from close of business (NY time) on March 15, 2017 through close of business (NY time) on April 28, 2017 (or any extension thereof).
The GDS Depositary has established 5:00 p.m. (NY time) on April 7, 2017 as the record date to determine the Gafisa GDS holders entitled to receive the net cash proceeds (if any) from the sale of the preemptive rights attributable to the Gafisa shares represented by GAFISA GDSs, or the GDS Rights Entitlement Record Date. The GDS Depositary will close the GDS books for GDS issuances and cancellations from the close of business (NY time) on March 15, 2017 through the close of business (NY time) on April 28, 2017 (or any extension thereof).
Q:	If I sell my shares of Gafisa common stock before or on the Distribution Record Date, will I still be entitled to receive Tenda shares in the distribution with respect to the shares?
A:	Beginning the Distribution Record Date for holders of Gafisa shares, and continuing up to and including the distribution date, there are two markets in Gafisa common stock: a “regular-way” market and an “ex-distribution” market. Shares of Gafisa common stock that trade on the regular-way market trade with an entitlement to receive shares of our common stock to be distributed in the distribution. Shares that trade on the ex-distribution market trade without an entitlement to receive shares of our common stock to be distributed in the distribution, so that holders who initially sell Gafisa shares ex-distribution will still be entitled to receive shares of our common stock even though they have sold their shares of Gafisa common stock after the record date. Therefore, if you owned shares of Gafisa common stock on the Distribution Record Date for Gafisa shares and sell those shares on the regular-way market before the distribution date, you will also be selling the right to receive the shares of our common stock that would have been distributed to you in the distribution. If you own shares of Gafisa common stock on the Distribution Record Date and sell these shares in the ex-distribution market on any date up to and including the distribution date, you will still receive the shares of our common stock that you

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would be entitled to receive in respect of your ownership of the shares of Gafisa common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Gafisa common stock prior to or on the distribution date.
Q:	If I sell my ADSs before or on the Distribution Record Date, will I still be entitled to receive Tenda shares in the distribution with respect to the ADSs?
A:	No. You would have to be an ADS holder as of 5:00 pm (New York City time) on the same date that is established as the Distribution Record Date. When we refer to the “Distribution Record Date for Gafisa ADS holders” we are referring to that time and date. The ADS Depositary will establish the period to request Tenda shares to be from open of business in New York City on the date that is one business day following the Distribution Record Date for Gafisa ADS holders through close of business in New York City on the 10th business day in New York City following such date, or the “Tenda Share Request Period.” Gafisa ADS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if such Gafisa ADS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa ADS holders in Brazil.
The ADS Depositary will close the ADS books for ADS issuances and cancellations, and will not process any ADS issuances and cancellations, from the close of business (NY time) on March 15, 2017 through close of business (NY time) on April 28, 2017 (or any extension thereof).
Q:	Will the distribution affect the number of shares of Gafisa I currently hold?
A:	Gafisa will conduct a reverse split of its capital stock before reducing its capital stock, so that each Gafisa shareholder will receive one share of Tenda common stock for every one share of Gafisa common stock held by such shareholder on the record date. Pursuant to the Gafisa ADS and GDS programs, each ADS and each GDS corresponds to two (2) Gafisa common shares and, therefore, for every one ADS and one GDS you own, after the reverse split on the Distribution Record Date, you will receive two
(2) shares of Tenda common stock on the distribution date.
For more information about the reverse split in Gafisa’s capital stock and with respect to the ADSs, see “The Separation—Treatment of Fractional Shares—Reverse Split in Gafisa’s capital stock.”
Q:	What are the U.S. federal income tax consequences of the distribution of shares of Tenda common stock and of rights to acquire the Offered Shares to U.S. shareholders?
A:	The distributions of Tenda common shares and rights to acquire the Offered Shares (and the sale of such securities by the Depositary for the benefit of U.S. holders) will be taxable transactions for U.S. federal income tax purposes. If a U.S. Holder receives cash from the sale of the securities by the Depositary and the cash proceeds are insufficient to fund any tax liability on the distribution of the securities to the Depositary, the U.S. Holder will be required to pay the shortfall from other sources. See “The Separation—Certain U.S. Federal Income Tax Considerations.”
You should consult your tax advisor as to the particular consequences of the distributions to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as non-U.S. tax laws. For more information regarding U.S. federal income tax consequences to certain U.S. Holders of the distribution, see “The Separation—Certain U.S. Federal Income Tax Considerations.”
Q:	Will I receive a stock certificate for Tenda shares distributed as a result of the distribution?
A:	No. Registered holders of Gafisa common stock who are entitled to participate in the distribution will receive a book-entry account statement reflecting their ownership of Tenda common stock. For additional information, shareholders should contact Gafisa IR, in writing at ri@gafisa.com.br / dmcabrera@gafisa.com.br / mlsuarez@gafisa.com.br or through its website at www.gafisa.com.br/ri. Shareholders may call +55 (11) 3025-9242. See “The Separation—When and How You Will Receive the Distribution of Tenda Shares.”

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Q:	What if I hold my shares through a broker, bank or other nominee?
A:	Gafisa shareholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with Tenda common stock. For additional information, those shareholders should contact their broker or bank directly.
Q:	What if I have stock certificates reflecting my shares of Gafisa common stock? Should I send them to the transfer agent or to Gafisa?
A:	No, you should not send your stock certificates to the transfer agent or to Gafisa. You should retain your Gafisa stock certificates.
Q:	Can Gafisa decide to cancel the distribution of the Tenda common stock even if all the conditions have been met?
A:	Gafisa may cancel the distribution if (1) the reduction in Tenda’s capital stock, approved by its shareholders on December 14, 2016, is not consummated, (2) the distribution, becomes unlawful pursuant to applicable law; or (3) in connection with the reduction in Gafisa’s capital stock, any Gafisa creditor objects to such capital stock reduction and such objection is not remedied.
Q:	Will Tenda incur any debt prior to or at the time of the separation?
A:	No. Tenda will not incur any debt prior to, or at the time of, the separation.
Following the separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from Gafisa’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors— Risks Relating to the Separation.”
Q:	Does Tenda intend to pay cash dividends?
A:	The declaration and amount of all future dividends will be determined by our board of directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. See “Dividend Policy.”
Q:	Will Tenda common stock trade on a stock market?
A:	Yes. As part of the separation, Tenda has initiated the process to list its shares on the traditional segment of BM&FBOVESPA so that the Tenda shares are accepted for trading by no later than the date they are to be delivered to shareholders of Gafisa.
Q:	Will my shares of Gafisa common stock continue to trade?
A:	Yes. Gafisa common stock will continue to be listed, and will continue to trade on the NYSE in the form of ADSs under the ticker symbol “GFA” and on the BM&FBOVESPA under the ticker symbol “GFSA3.”
Q:	Will the separation affect the trading price of my Gafisa stock?
A:	Yes. The trading price of shares of Gafisa common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the affordable entry-level housing segment. We cannot provide you with any assurance regarding the price at which the Gafisa shares will trade following the separation.
Q:	What will I receive in the distribution as a holder of Gafisa ADSs or Gafisa GDSs?
A:	You will receive cash or Tenda shares in a previously established brokerage or custody account. Citibank, N.A., as ADS Depositary for the Gafisa ADSs will receive and hold the shares of Tenda common stock that are to be distributed by Gafisa with respect to the shares of Gafisa common stock represented by ADSs as of the Distribution Record Date for holders of Gafisa shares. The Tenda shares of common stock so received will not be converted into American depositary shares to be distributed to Gafisa ADS holders. Instead, the Gafisa ADS holders as of 5:00 pm (New York City time) on the same date that is established as the Distribution

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Record Date, the Distribution Record Date for Gafisa ADS holders, will be given the opportunity to request to receive the applicable Tenda shares that the ADS Depositary is holding in Brazil. The ADS Depositary will establish the period to request Tenda shares to be from open of business in New York City on the date that is one business day following the Distribution Record Date for Gafisa ADS holders through close of business in New York City on the 10th business day in New York City following such date, or the “Tenda Share Request Period.” Gafisa ADS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if such Gafisa ADS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa ADS holders in Brazil. After the Tenda Share Request Period, the ADS Depositary will use commercial reasonable efforts to sell the Tenda shares that have not been requested by Gafisa ADS holders or that it has not been able to deliver successfully to Gafisa ADS holders that have made a request to receive Tenda shares of common stock. Tenda shares requested by Gafisa ADS holders will be delivered only in Brazil into duly established custody and brokerage accounts. No delivery of Tenda shares will be made outside of Brazil. After the sale of Tenda shares, the ADS Depositary will arrange for the conversion of the net cash proceeds from the sale into U.S. dollars upon the terms of the deposit agreement for the Gafisa ADSs and will remit the net cash proceeds (after deduction of applicable fees, taxes and expense) in U.S. dollars to the applicable ADSs holders who have not requested nor received the Tenda shares.
Note that the Brazilian broker or custodian must be a foreign corporation for U.S. income tax purposes, such as a Brazilian “sociedade anônima”.
The Tenda shares of common stock that are to be distributed to the GDS Depositary as part of the reduction of Gafisa’s capital stock will not be converted into American or Global depositary shares for distribution to Gafisa GDS holders. At the request of Gafisa, the GDS Depositary will give the Gafisa GDS holders of record as of the Distribution Record Date for Gafisa GDS holders the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the GDS Depositary received from Gafisa in the Gafisa capital reduction on terms identical to those described for Gafisa ADS holders above. Gafisa GDS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if Gafisa GDS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa GDS holders in Brazil. No action is required of the Gafisa GDS holders at this point. Promptly, after the Distribution Record Date for Gafisa GDS holders, the GDS Depositary will distribute to Gafisa GDS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the GDS Depositary has received in respect of the Gafisa shares represented by Gafisa GDSs. In the case of GDSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.
Q:	As a holder of Gafisa ADSs or Gafisa GDSs, what do I need to do to participate in the distribution?
A:	No action is required of the Gafisa ADS holders or Gafisa GDS holders at this point. Promptly after the Distribution Record Date for Gafisa ADS holders, the ADS Depositary will distribute to Gafisa ADS holders and to Gafisa GDS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the ADS Depositary has received in respect of the Gafisa shares represented by ADSs and the Tenda shares that the GDS Depositary has received in respect of the Gafisa shares represented by Gafisa GDSs. In the case of ADSs and GDSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.
Q:	What will happen to outstanding Gafisa stock options?
A:	We expect that incentive compensation awards generally will be treated as follows:
•	Outstanding vested stock options will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Gafisa common stock on the date of the separation.
•	Any unvested stock options and stock appreciation rights held by employees of Gafisa

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who are not and will not become employees of Tenda will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Gafisa common stock on the date of the separation.
•		Tenda will implement its own stock options plans for the individuals who are or will become employees of Tenda with long-term Tenda incentive awards of generally equivalent value.
Q:		What will the relationship between Gafisa and Tenda be following the separation?
A:		After the separation, each of Gafisa and Tenda will be independent companies with their own management teams and boards of directors. However, in connection with the separation, we will enter into agreements with Gafisa that, among other things, govern the separation and allocate responsibilities for obligations arising before and after the separation, including, among others, obligations relating to our employees, taxes and real and intellectual property. See “The Separation—Agreements with Gafisa.”
Q:		Will I have appraisal rights in connection with the separation and distribution?
A:		No. Holders of Gafisa common stock are not entitled to appraisal rights in connection with the separation and distribution.
Q:		Who is the distribution agent for the distribution?
A:		Itaú Corretora de Valores S.A.
Capital Markets Services
Av. Eng. Armando de Arruda Pereira, 707, Torre Eudoro Villela, 9th floor
São Paulo – SP 04344-902
	Tel.:	(55 11) 3003-9285 (metropolitan region)
0800-720-9285 (other regions in Brazil)
Q:	Who can I contact for more information?
A:	You should contact the Information Agent if you have any questions related to the Separation:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York, 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885
E-mail: info@mackenziepartners.com
If you have questions relating to the mechanics of the distribution, you should contact the distribution agent:
Itaú Corretora de Valores S.A.
Capital Markets Services
Av. Eng. Armando de Arruda Pereira, 707, Torre Eudoro Villela, 9th floor
São Paulo – SP 04344-902
	Tel.:	(55 11) 3003-9285 (metropolitan region)
0800-720-9285 (other regions in Brazil)
Before the separation, if you have questions relating to the separation and distribution, you should contact Gafisa at:
Gafisa S.A. – Investors Relations
Av. Nações Unidas, 8501 – 19th floor
São Paulo – SP 05425-070
Tel.: (55 11) 3025-9305
Fax: (55 11) 3025-9348
E-mail: ri@gafisa.com.br

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Summary of the Separation and Distribution

The following is a summary of the material terms separation and distribution and other related transactions.

Distributing company	Gafisa S.A., a Brazilian corporation.
Spun-off company	Construtora Tenda S.A., a Brazilian corporation, is a wholly owned subsidiary of Gafisa and, at the time of the separation, will become an independent company and will hold, through its subsidiaries, all of the assets and liabilities of Gafisa’s affordable entry-level housing segment in Brazil.
Spun-off company structure	At the time of the distribution Tenda will own, directly or indirectly, the shares of a number of subsidiaries operating its businesses.
Distribution Record Date for holders of Gafisa shares	The record date in Brazil for the distribution is the date of record as of open of business in São Paulo, Brazil, on a business day in São Paulo, Brazil, following the end of the 60-day period set forth in Article 174 of Brazilian Corporate Law, such business day to be specified in the Capital Reduction Shareholder Notice, and expected to be on or about April 27, 2017.
Share Distribution date	The distribution date shall be specified in the Capital Reduction Shareholder Notice.
Capital Reduction Shareholder Notice	Notice to be issued by Gafisa to its shareholders following the end of the 60-day period set forth in Article 174 of Brazilian Corporate Law.
Distributed securities	Gafisa will distribute 50 percent of the shares of Tenda common stock outstanding immediately prior to the distribution. Based on the approximately 27,000,000 shares of Gafisa common stock expected to be outstanding immediately after the reverse split, and applying the distribution ratio of one share of Tenda common stock for every share of Gafisa common stock, Gafisa will distribute approximately 27,000,000 shares of Tenda common stock to Gafisa shareholders who hold Gafisa common stock as of the Distribution Record Date for holders of Gafisa shares.
Distribution ratio	Each holder of Gafisa common stock will receive one share of Tenda common stock for every share of Gafisa common stock held at the Distribution Record Date for holders of Gafisa shares. Pursuant to the Gafisa ADS and GDS programs, each ADS and each GDS corresponds to two (2) Gafisa common shares and, therefore, for every one ADS and one GDS you own, after the reverse split on the Distribution Record Date, you will receive two (2) shares of Tenda common stock on the distribution date.
Fractional shares	No fractional shares are expected.
Distribution method	Tenda common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to shareholders, as is the case in this distribution.
Conditions to the distribution	The distribution is subject to the satisfaction of certain conditions described in this Information Statement in “The Separation—Conditions to the Distribution”.

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Stock exchange listing	As part of the separation, Tenda has initiated the process to list its shares on the traditional segment of BM&FBOVESPA so that the Tenda shares are accepted for trading by no later than the date they are to be delivered to shareholders of Gafisa.
Dividend policy	The declaration and amount of all future dividends will be determined by our board of directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. For more information, see “Dividend Policy.”
Transfer agent	Itaú Corretora de Valores S.A.
U.S. federal income tax consequences

The distributions of Tenda common shares and rights to acquire the Offered Shares (and the sale of such securities by the Depositary for the benefit of U.S. Holders) will be taxable transactions for U.S. federal income tax purposes. If a U.S. Holder receives cash from the sale of the securities by the Depositary and the cash proceeds are insufficient to fund any tax liability on the distribution of the securities to the Depositary, the U.S. Holder will be required to pay the shortfall from other sources. See “The Separation—Certain U.S. Federal Income Tax Considerations.”

For more information regarding U.S. federal income tax consequences to certain U.S. Holders of the transactions contemplated hereunder and the ownership and disposition of Tenda common shares, see “The Separation—Certain U.S. Federal Income Tax Considerations.”

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Risk Factors

You should carefully consider each of the following risks and all of the other information contained in this Information Statement. Some of these risks relate principally to our separation from Gafisa, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock.

Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Separation

We may not realize the potential benefits from the separation, and our historical consolidated and pro forma financial information is not necessarily indicative of our future prospects.

We may not realize the potential benefits we expect from our separation from Gafisa. We have described those anticipated benefits elsewhere in this Information Statement. See “The Separation—Reasons for the Separation.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from Gafisa, including loss of access to some of the financial, managerial and professional resources from which we have benefited in the past.

Our historical consolidated and unaudited pro forma condensed combined financial information is not necessarily indicative of our future financial condition, future results of operations or future cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. In particular, the historical consolidated financial statements are not necessarily indicative of our future financial condition, results of operations or cash flows primarily because of the following factors:

•	Our historical consolidated financial statements reflect allocations of expenses for services historically provided by Gafisa, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company.

•	Our working capital requirements historically have been satisfied as part of Gafisa’s corporate-wide cash management programs, and our cost of debt and other capital may significantly differ from that reflected in our historical consolidated financial statements.

•	The historical consolidated financial statements may not fully reflect the costs associated with the separation, including the settlement of intercompany accounts and all costs related to being an independent company registered with Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) under the category “A”.

•	The historical consolidated financial statements may not fully reflect the effects of certain liabilities that we will incur or assume.

We based the pro forma adjustments on available information and assumptions that may prove not to be accurate. In addition, our unaudited pro forma condensed combined financial information may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma condensed combined financial statements do not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Selected Financial Data of Tenda,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements included elsewhere in this Information Statement.

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Until the distribution occurs, Gafisa has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

Until the distribution occurs, Tenda will be a wholly owned subsidiary of Gafisa. Although the distribution and separation were approved by the board of Gafisa on December 14, 2017, it remains subject to the satisfaction or waiver of certain conditions, some of which are in the sole and absolute discretion of Gafisa. Additionally, Gafisa has the sole and absolute discretion to change certain terms of the distribution, which changes could be unfavorable to us. In addition, Gafisa may decide at any time prior to the distribution not to proceed with the separation or the distribution.

The consummation of the transactions contemplated by the SPA is subject to the satisfaction of certain conditions precedent.

The consummation of the transactions contemplated by the SPA is subject to, among others, the following conditions precedent:

•	a reduction in Tenda’s capital stock, without cancellation of shares, consisting of cash payments by Jaguar to Gafisa totaling R$100.0 million, adjusted by reference to the Brazilian short-term interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate, R$50.0 million of which will be due and payable on December 31, 2018, with the remaining amount due and payable on December 31, 2019;

•	a reduction in Gafisa’s capital stock, without the cancellation of shares, in the form of a distribution of Tenda common shares to Gafisa’s shareholders, representing up to 50% of Tenda’s total capital stock; and

•	the conclusion of the procedures related to the exercise by Gafisa shareholders of their preemptive rights to acquire, on a pro rata basis, the Offered Shares at the Price per Share.

Additionally, consummation of the separation is subject to the obtaining of required approvals from the relevant regulatory authorities and obtaining the consent of certain creditors and other third parties.

If any of the conditions precedent set forth in the SPA are not satisfied or waived, or if we do not obtain the necessary approvals and creditor/third parties’ consents, the separation may be cancelled.

In connection with our separation from Gafisa, Gafisa will indemnify us for certain liabilities and we will indemnify Gafisa for certain liabilities. If we are required to act under these indemnities to Gafisa, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. The Gafisa indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Gafisa may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the Separation and Distribution Agreement and certain other agreements with Gafisa, Gafisa agreed to indemnify us for certain liabilities, and we agreed to indemnify Gafisa for certain liabilities, as discussed further in “The Separation—Agreements with Gafisa.” Indemnities that we may be required to provide Gafisa are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Gafisa has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of Gafisa following the separation. Further, Gafisa may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Gafisa any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with Gafisa.

The agreements we will enter into with Gafisa in connection with the separation will have been negotiated while we were still a wholly owned subsidiary of Gafisa. See “The Separation—Agreements with Gafisa.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we will not have had an independent board of directors or a management team independent of Gafisa. The terms of the agreements under negotiation in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Gafisa and us. Arm’s-length negotiations between Gafisa and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party.

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Certain members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of Gafisa and the overlap of a portion of our Board with the board of directors of Gafisa.

Ownership by certain of our executive officers and directors of Gafisa common stock and/or stock options to purchase Gafisa common stock or other equity-based awards could create potential conflicts of interest when these executive officers and directors are faced with decisions that could have different implications for Gafisa and us.

In addition, although Gafisa and Tenda will operate independently of one another, the board of directors of each will have members in common after the separation. The overlap of our board with the board of directors of Gafisa could create actual or potential conflicts of interest.

There is no clear guidance under Brazilian law regarding the income tax consequences to non-residents of Brazil resulting from the reduction of Gafisa’s capital stock by virtue of the distribution of Tenda shares to Gafisa shareholders.

There is no specific legal provision or judicial or administrative court precedent regarding the Brazilian income tax consequences to non-residents of Brazil resulting from the reduction of Gafisa’s capital stock, without the cancellation of shares, by virtue of the distribution of Tenda common shares to Gafisa shareholders. Based on the advice of our external Brazilian tax advisors, we believe that there are reasonable legal grounds to sustain that the receipt by non-residents of Brazil of Tenda common shares and the corresponding reduction of Gafisa’s capital would not be subject to income tax on capital gains pursuant to Brazilian income tax laws. Accordingly, Gafisa does not intend to withhold any tax with respect to the distribution of the Tenda common shares. However, this position may not prevail, in which case Gafisa could be held liable before the Brazilian tax authorities for not having withheld the applicable withholding income tax on the taxable capital gains of non-residents of Brazil, including any applicable interest and penalties. While those non-resident holders would not be directly liable to the Brazilian tax authorities in such a case, Gafisa reserves the right to seek a reimbursement from them for any such subsequently paid withholding income tax, except for any applicable interest and penalties.

The distributions of Tenda common shares and of rights to acquire the Offered Shares will be taxable transactions for U.S. federal income tax purposes.

The distributions of Tenda common shares and rights to acquire the Offered Shares (and the sale of such securities by the Depositary for the benefit of U.S. holders) will be taxable transactions for U.S. federal income tax purposes. However, the proper U.S. federal income tax treatment of the distribution of the rights to acquire the Offered Shares is not entirely clear. If a U.S. holder receives cash from the sale of the securities by the Depositary, and the sale proceeds are insufficient to fund any tax liability on the distribution of the securities to the Depositary, the U.S. holder will be required to pay the shortfall from other sources. See “The Separation—Certain U.S. Federal Income Tax Considerations.”

There can be no assurance that Gafisa or Tenda will not be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Tenda common shares or Gafisa common shares, ADSs or GDSs.

In general, a non-U.S. corporation is a passive foreign investment company, or “PFIC,” for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents).  Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.  Because each of Gafisa and Tenda’s PFIC status is an annual determination that can be made only after the end of each taxable year, and because the PFIC status will depend on the composition of income and assets for each such year, there can be no assurance that Gafisa or Tenda will not be a PFIC for the current or any other taxable year. Moreover, after the distribution of the Tenda common shares Gafisa will own less than 25% of Tenda shares and, therefore, Gafisa’s income and assets will no longer include Tenda’s income and assets for purposes of determining Gafisa’s PFIC status.  On a non-consolidated basis (i.e., without taking into account Tenda’s income), Gafisa had financial income for the 2016 taxable year in an amount that is substantial relative to its gross margin. Gafisa may become a PFIC if

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its financial income for any taxable year constitutes 75% or more of its gross income (generally, the sum of Gafisa’s financial income and gross margin) for such year.

If Gafisa or Tenda were a PFIC for any taxable year during which a U.S. holder owned its common shares, ADSs, or GDSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “The Separation—Certain U.S. Federal Income Tax Considerations.”

Transfer or assignment to us of certain contracts and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Transfer or assignment of certain of the contracts and other assets in connection with our separation from Gafisa may require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to our business. Some parties may use the requirement of consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of our separation from Gafisa. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Risks Relating to Our Business and to the Brazilian Real Estate Industry

Our current business model focuses exclusively on real estate developments qualifying under Band 2 of the Brazilian government’s Minha Casa Minha Vida ( MCMV) program. Any failure by the Brazilian government to implement this program, any suspension or cancellation of the program, or any lack of financing under or delay in the program would materially affect our growth and results of operations.

In April 2009, the Brazilian government created the “My House, My Life” (Minha Casa Minha Vida) housing program, or the MCMV program. The second phase of the MCMV program was announced in 2010 and ran from 2011 to 2014. The MCMV program aims to reduce the housing shortage in Brazil by using government funding and subsidies to support the construction of housing for families with monthly incomes ranging from one to ten times the Brazilian national minimum wage. The financing is delivered exclusively through state-owned banks Caixa Econômica Federal, or CEF, and Banco do Brasil, or BB.

The third phase of the MCMV program, announced in 2016, contemplates building 2 million housing units by 2018. The third phase revised the income bands and subsidies and introduced a new income band for the program, Band 1.5, for monthly incomes ranging from R$1,800 to R$2,350. Recently, the government ordered a freeze of contracts in Band 1 of the MCMV program.

Following the restructuring of our business model in 2013, we shifted our focus to real estate developments which qualify under Band 2 of the MCMV program. As a result, we depend significantly on the availability of financing for our clients through the Brazilian government’s MCMV program. Any failure by the Brazilian government to implement the MCMV program, any suspension or cancellation of the MCMV program, or any delay in the MCMV program would materially affect our growth and results of operations. Moreover, any scarcity of financing for the program, increased interest rates, reduced financing periods, reduced availability of financing per housing unit, reduced subsidies offered and/or changes in other financial conditions would negatively affect the performance of the segment and adversely affect our results of operations.

The real estate industry depends on the availability of credit, especially for developments in the affordable entry-level housing segment.

One of our main strategies is to expand our operations in the affordable entry-level housing segment, in which clients depend on bank loans to purchase housing units. This financing may not be available to our clients on attractive terms, if at all. Changes in the rules of the System for Financing Real Estate (Sistema de Financiamento Imobiliário), or the SFI, the System for Financing Housing (Sistema Financeiro de Habitação), or the SFH, a scarcity in available FGTS financing resources, or an increase in interest rates may affect the ability or desire of

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potential clients to finance their real estate acquisitions, consequently reducing the demand for the housing units we sell. Any such developments may also lead to an increase in defaults among existing persons who have acquired housing units in reliance on financing. These factors could have an adverse effect on our business, financial condition and results of operations.

We rely on significant funding from the associative credit plan of the CEF and BB, and are subject to institutional and other changes at these state-owned entities.

We rely on a variety of financing programs established by CEF and BB for the purpose of financing the construction of affordable entry-level housing units. We currently obtain all of the financing for our developments through CEF and BB. Because these state-owned banks are subject to greater political interference than private sector banks, they may change their policies for the concession of credit for reasons out of our control, which may reduce the availability of such financings or change the terms on which such financings are available in a manner detrimental to us. The cancellation, suspension, interruption or significant change in the volume and terms of these financings may adversely affect our results of operations. Similarly, a suspension, interruption or slowdown in the activities of CEF and BB in approving projects and providing financing to our clients would adversely impact our operations, financial condition and results of operations.

In addition, most of the funding used in the financing of our clients rely on funding from the FGTS. The FGTS is managed by a board of trustees composed of entities representing workers, employers and representatives of the Brazilian government. As a result, the availability of financing and the terms of such financing may be modified as a result of factors which are beyond our control, which may adversely affect the real estate sector and our business. In addition, the Brazilian government may shift its focus to other sectors and reduce the funds available for financing the real estate sector and more specifically the sector in which we operate.

CEF and BB provide a majority of mortgage loans in the affordable entry-level housing segment. Any decrease in the availability of such mortgages could force us to seek new sources of financing and have an adverse effect on our business, financial condition and results of operations as financing under the same terms as those offered by CEF and BB is scarce.

Our inability to raise sufficient capital to finance our developments could delay the launch of new projects and adversely affect our business.

The continued development of our business will require significant capital to finance our investments and operating expenses, including working capital, which we may be unable to obtain on acceptable terms, if at all. We may fail to generate sufficient cash flows from our operations to meet our cash requirements. Furthermore, our capital requirements may differ substantially from management’s estimates if, for example, our sales and pass-throughs do not reach the expected levels, or if we must incur unforeseen expenditures or make investments to maintain our competitive position. If any of the aforementioned developments occurs, we may require additional capital or financing sooner than anticipated, or we may have to delay some of our new development plans or otherwise forego market opportunities. Borrowing instruments, such as credit facilities, are likely to contain restrictive covenants, particularly in light of the recent economic downturn in Brazil and the resulting scarcity of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which could have an adverse effect on our business.

If we are not able to implement our growth strategy as planned, or at all, our business, financial condition and results of operations could be adversely affected.

We plan to grow by selectively expanding our business. We believe there is increasing competition for suitable sites for real estate development, and we may not be able to find suitable additional sites for developing new projects or other satisfactory expansion opportunities, such as expanding into metropolitan regions of Brazil in which we do not operate. The recent growth in the Brazilian real estate sector, has encouraged expanded operations among the existing competitors in this market and incentivized other market participants and new entrants to resume activity in this sector. The resulting increase in competition could adversely affect our business, financial condition, and results of operations.

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In addition, we may encounter operational difficulties in expanding our business into regions in which we have not previously operated. Net income margins in new regions may be lower than our projections, making it unfeasible or unattractive to continue to expand in these new regions.

Our production strategy entails a minimum operating threshold of production volumes in each geographic market in which we operate in order to generate returns that are attractive to shareholders.

Our production strategy is to build using aluminum-mold technology, which demands specific training for construction workers, and involves higher direct costs. Given the need for specialized employees, the cost of mobilizing and demobilizing personnel is high, and maintaining employees idle generates losses for us. In order for us to be cost competitive, we must operate above a minimum threshold of production volume. If this minimum threshold is not reached, our results and capacity for growing and generating returns that are attractive to shareholders could be adversely affected.

Because we recognize sales revenue from our real estate properties under the percentage of financial completion accounting method, an adjustment in the cost of a development project may reduce or eliminate previously booked revenue and income.

We recognize revenue from the sale of units in our properties based on the financial percentage of completion method of accounting, which requires us to recognize revenue as we incur the cost of construction. Total cost estimates are revised on a regular basis as the work progresses, and adjustments based upon such revisions are reflected in our results of operations in accordance with the accounting method used. To the extent these adjustments result in a reduction or elimination of previously reported income, we will recognize a charge against income, which could have an adverse effect on our previously recorded revenue and income.

Problems relating to meeting construction deadlines and completing our real estate developments may damage our reputation or expose us to indemnification and civil liability, and decrease our profitability.

Quality in the execution of our real estate developments and their timely completion are major factors that affect our reputation, and therefore our sales and growth. We may experience delays in the execution of our developments, or defects in materials and/or workmanship. Any defects could delay the completion of our real estate developments, or, if such defects are discovered after completion, expose us to civil lawsuits by purchasers or tenants. These factors may also adversely affect our reputation as a contractor for third party projects, since we are responsible for our construction services and the building itself for five years. Construction projects often involve delays in obtaining, or an inability to obtain, licenses, permits or approvals from the relevant authorities. In addition, construction projects may also encounter delays due to adverse weather conditions, natural disasters, fires, delays in the provision of materials or labor, accidents, labor disputes, unforeseen engineering, environmental or geological problems, disputes with contractors and subcontractors, strikes by employees, subcontractors or suppliers, unforeseen conditions in and around construction sites, disputes with surrounding property owners, or other events. If any such events occur (whether individually or in combination), we may be required to correct the problem prior to resuming construction, which may delay execution of the development in question. The occurrence of one or more of these problems in our real estate developments could adversely affect our reputation, our future sales and our financial condition.

We may incur construction and other development costs for a project that exceed our original estimates due to increases in interest rates, in the costs for materials and labor, or in any other costs or expenses that we may not be able to pass along to purchasers. Any construction delays, scarcity of skilled workers, cost overruns or adverse conditions may also increase our project development costs. In addition, delays in building and finishing a development may generate delays in receiving cash flows, which would increase our capital needs, and generate contingencies with buyers of the units in the developments due to late delivery. Any of the aforementioned developments may adversely affect our business, results of operations and financial condition.

Our activities are subject to environmental regulations, which may increase our cost and limit the development of our business or otherwise adversely affect our activities.

Our operations are subject to federal, state and municipal environmental laws and regulations. Environmental norms may cause delays in the projects developed or cause us to incur significant costs for compliance. In addition, environmental legislation may prohibit or severely restrict incorporation and construction activity in

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environmentally sensitive areas or other areas. Laws governing the Brazilian real estate industry, as well as environmental laws, tend to become more restrictive and any increase in restrictions may adversely affect us.

In addition, zoning and environmental protection laws may be altered after the acquisition of a plot of land or during the development of the project, which may lead to delays and modifications to the commercial objective initially projected, resulting in an adverse effect to our business and estimated results.

We are required to obtain licenses and authorizations from various governmental authorities to develop our real estate development activity, and new laws or regulations may be approved, implemented or interpreted in a way that adversely affects our operating results, as they become more rigid.

A loss of members of our management and an inability to recruit and retain qualified personnel may have a material adverse effect on our business, financial condition and results of operations.

Our capacity to maintain our competitive position depends in large part on the services provided by our senior management, and none of our current administrators are bound to us by long-term labor contracts or non-compete agreements. We cannot assure you that we will be successful in recruiting and retaining qualified professionals to form part of our management and maintain our current growth rate. The loss of any key professionals or our inability to attract or retain qualified personnel may have an adverse effect on our business, financial condition and results of operations.

We may once again be included on the “Employer Blacklist,” which can adversely affect our image and consequently our business and financial condition.

We were included in the list of employers who allegedly submit employees to “slave-like conditions” released by the Ministry of Labor on July 1, 2014 when the employers' registry of workers in “slave-like conditions” was regulated by an administrative order. We filed a writ of mandamus alleging failure by the Minister of Labor to comply with due process of law in violation of certain constitutional rights. We obtained injunctive relief on July 18, 2014 and were removed from the “Employer Blacklist” on that date. On May 27, 2016, the injunction we had obtained was vacated in light of the promulgation of Ordinance No. 4/16. We appealed this decision and the injunctive relief was restored on June 30, 2016. See “Business—Legal and Administrative Proceedings.”

Currently, the “Employer Blacklist” for workers in “slave-like conditions” is regulated by an administrative order issued in May 2016. This new order does not yet set forth the procedure for establishing the elements of “slave-like conditions,” nor does it specify the criteria which must be met in order to be included on or removed from the “Employer Blacklist.” Given the lack of clarity and objectivity of the order that governs the “Employer Blacklist,” there is a risk we could be included on the “Employer Blacklist”, which could adversely affect our image, limit our ability to obtain financing and result in significant legal proceedings, which could affect our business and results of operations.

Increased competition in Band 2 of the MCMV program could adversely affect our grown strategy.

The real estate sector in Brazil is highly competitive and we could lose market share in certain circumstances. With the recent freeze on contracts in Band 1 of the MCMV program, companies that previously were active in this segment could migrate to Bands 2 and 3 of the MCMV program, thereby increasing competition in acquiring land, contracts for new projects with financial institutions, and seeking potential buyers. The entrance of new competitors in Band 2 of the MCMV program could affect our operating and financial results, if we are not able to react quickly and effectively to competitive market pressures. In addition, our competition may have access to financial resources on better terms than we do, and consequently establish a capital structure more suited to market pressures, which could adversely affect our results of operations.

There are risks for which we do not have insurance coverage, and the insurance coverage we have in place may not be sufficient to cover us against substantial losses.

We maintain insurance policies with coverage for certain risks, including losses of assets, engineering risks, fire, collapses, landslides, storms, gas explosions and civil liabilities stemming from construction errors. However, there can be no assurance that such policies will always be available or provide sufficient coverage for any damages under such claims. In addition, there are certain types of risks that may not be covered by our policies, such as war, acts of God, force majeure or the interruption of certain activities. Furthermore, we may be required to pay

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penalties and other fines whenever there is delay in the delivery of our units, and such penalties and fines are not covered by our insurance policies. Moreover, we cannot guarantee that we will be able to renew our current insurance policies on favorable and adequate terms, if at all. Any substantial losses resulting from our insufficient insurance coverage or our inability to renew existing insurance policies, could adversely affect our business, financial condition and results of operations.

We may sell parts of our land portfolio located in non-strategic regions, in line with our strategies. Depending on the timing and pricing of the sale, we may not receive as much as we paid for the land, or lose out on any appreciation in the region.

As part of our strategy of focusing future operations on regions in which we have experience and in which we believe there is potential for building housing based on market opportunities, we may sell parts of our land portfolio located outside these regions. Depending on the timing and pricing of the sale, we may not receive the book value of the land, or lose out on any appreciation in the region.

Depending on the assessment of the land available for sale and its market value in the region in which it is located, we may be obligated to alter our provision for impairment of land and properties for sale, which could adversely affect our results of operations and financial condition.

Our participation in SPEs creates additional risks, including potential problems in our financial and business relationships with our partners.

We invest in special purpose entities (Sociedades de Propósito Específico), or SPEs, with other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of divergent or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform its obligations in relation to the SPE or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. In addition, the partners in an SPE may be held liable for certain obligations of an SPE, including with respect to tax, labor, environmental and consumer protection matters. These risks, should they materialize, could adversely affect our business and results.

Our results depend on the results of our SPEs, which may not be forthcoming.

We operate through SPEs. Our ability to meet our financial obligations and pay dividends to shareholders depends on the cash flow and net income of these entities, as well as the distribution of that net income in the form of dividends, including distributions of net income in the form of interest on shareholders’ equity or through capital reductions. Some of our SPEs have been constituted in partnership with third party developers and builders. We exercise control over such SPEs’ financial transactions and they are restricted from making dividend distributions unless all of their obligations have been paid in full or unless the SPEs’ shareholders approve such distributions. We cannot assure you that the net income of the SPEs will be distributed to us, or that, if distributed, they will be sufficient to both meet our financial obligations and pay dividends to our shareholders. Our financial condition and results of operations may be materially and adversely affected if the net income distributed by our SPEs are not distributed to us or are insufficient to cover our obligations and pay dividends to our shareholders. In addition, our financial condition and results of operations may be materially and adversely affected if the regulations on the distribution of net income from the SPEs in which we hold equity interests are amended.

Implementing new technologies and construction methods in the new current business model may involve risks associated with technical assistance and maintenance.

One of the pillars of our new current business model is the use of aluminum-mold technology. Aluminum-mold technology is a recently developed technology involving new building methods. Accordingly, there may be unanticipated risks associated with technical assistance and maintenance, including undetected building defects, entailing liabilities that could adversely affect our results. In addition, there are few domestic and international suppliers qualified to furnish aluminum molds. Problems with these suppliers, including delays or failures in the supply of the material in the medium- and long term, may result in delays in developing new projects, a reduction in the volume of new projects or even delays to initiate construction of already approved and launched projects, which may have an adverse effect on our business, results of operations and financial condition.

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Increases in the prices of raw materials may increase the cost of our developments and reduce our earnings.

The construction materials we use to build real estate include concrete, concrete blocks, steel, bricks, windows, doors, tiles and pipes, among other materials. Increases in the prices of these and other raw materials, including increases that may occur as a result of shortages, taxes, restrictions or fluctuations in exchange rates, could increase the cost of the developments which we undertake and adversely affect our business.

We may be held principally or jointly liable for the labor and social security obligations of our third-party contractors.

If the third parties that provide services to us fail to comply with certain obligations under Brazilian labor law, we may be held principally or jointly liable for the labor debts of our third-party contractors, and thus be sued or required to pay fines imposed on us by the competent authorities. As of September 30, 2016, more than 53% of labor claims against us were brought by employees of our third-party contractors, totaling R$18.1 million. Most of our major labor contingencies relate to outsourced services. If we are held liable for all or substantially all of these claims, our business, financial condition and results of operations could be adversely affected.

We may be held jointly liable for environmental damage caused by our suppliers.

Under Brazilian civil law, environmental damage entails strict liability. The obligation to repair environmental damage caused may be imposed upon all parties deemed to be involved in such damage, whether directly or indirectly and regardless of such parties’ actual culpability. Furthermore, when we hire third parties to perform works for us, such as managing contaminated areas, cutting back vegetation, building, or disposing of waste, we are not exempt from liability for any environmental damage caused by these independent contractors. The contingencies arising from environmental damage and affected third parties may have a material adverse effect on our business, and results of operations as well as on our financial condition.

Failures or delays in the services provided by the construction companies we contract may adversely affect our image and business and expose us to civil liability.

In addition to carrying out construction work ourselves, we outsource certain aspects of the construction on a case-by-case basis. Therefore, the quality of work in the construction of our real estate projects and the timely completion of these projects sometimes depend on factors that are beyond our control, including for example the quality and timely delivery of building materials and the technical skills of third party contractors. Such outsourcing may delay the identification of construction problems and, as a result, the correction of such problems. Any failures, delays or defects in the services provided by the construction companies we contract may adversely affect our reputation and our relationships with our clients, which could adversely affect our business, results of operations and financial condition.

We are subject to the risks normally associated with providing financing. If there are higher than anticipated defaults, or if the cost of such financing increases, our results could be adversely affected.

We permit purchasers of the housing units in our developments to make installment payments over the period of construction. As a result, we are for a certain period of time subject to the risks, including the risk of default on the principal and interest, as well as the risk of increased costs for the funds raised by us. In addition to the annually determined interest rate, our contracts for sales on credit generally provide for adjustments for inflation. If the inflation rate increases, the outstanding balance on the loans related to these contracts for sale on credit may increase, which may lead to a higher rate of defaults on payments. If the default rate among our purchasers increases, our cash generation and therefore our results could be adversely affected.

After the delivery of units acquired on credit, the collection of overdue amounts or the repossession of the property through the courts is a lengthy process and involves additional costs. We cannot ensure that we will be able to recover the full amount owed to us, or that if we repossess a unit, we can resell the unit on favorable terms, if at all, which could adversely affect our results.

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Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy. This influence, and the Brazilian economic and political environment, may cause a material adverse effect on our activities, operating results and the price of our common shares.

The Brazilian economy is characterized by government intervention and unstable economic cycles. The Brazilian government frequently intervenes in the country’s economy and occasionally makes significant changes in its monetary, fiscal, credit and tariff policies and norms. The measures taken by the Brazilian government to control inflation, as well as other policies and norms, frequently have involved increased interest rates, changes in fiscal policy, wage and price controls, freezes of bank accounts, exchange rate devaluation, capital controls and limitations on imports, among other measures.

Our activities, financial condition, operating results and the market price of our common shares may be materially harmed by changes in the policies or norms that involve or affect certain factors, such as:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•	inflation;

•	fiscal and monetary policy;

•	housing policy;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	supply of electricity;

•	liquidity of domestic financial and capital markets; and

•	political and social instability.

Uncertainty regarding the implementation of changes by the Brazilian government in the policies or norms that affect these and other factors in the future may contribute to economic uncertainty in Brazil, adversely affect our activities and operating results, and adversely affect the trading price of our common shares.

In addition, the Brazilian Congress commenced impeachment proceedings against then President Dilma Rousseff on December 2, 2015, for violating budgetary laws to prop up the Brazilian economy during her reelection campaign in 2014. On April 17, 2016, more than two-thirds of Brazil’s Congress voted to proceed with the impeachment proceedings. The proceedings then moved to the Senate, which on May 12, 2016 voted to commence a trial of President Rousseff, resulting in her suspension from the post for up to 180 days, during which time Vice President Michel Temer assumed the Presidency. On August 31, 2016, President Rousseff was convicted by the Senate and definitively removed from office. On the same date, Michel Temer assumed the Presidency of Brazil until the next general elections, scheduled for October of 2018. Ms. Rousseff appealed the Senate’s final decision to the Supreme Court, whose decision is pending. In this context, it is currently uncertain whether Mr. Temer will enjoy the support of the Brazilian Congress, or what policies he will be able to implement. In addition, Mr. Temer and his government have been the target of protests throughout Brazil since he assumed power on a provisional and now definitive basis. We have no control over the political situation in Brazil and cannot foresee what policies or actions the Brazilian government may pursue. Any of these factors may adversely affect the Brazilian economy, our business, financial condition, results of operations and the trading price of our common shares. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order the achieve higher rates of economic growth, and has historically maintained a tight monetary policy with high interest rates, thus restricting the availability of credit and reducing economic growth. We cannot foresee what policies the

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government will adopt. In addition, in the past, the Brazilian economy has been affected by political events in the country, which have also affected the confidence of investors and the general public, which harms the performance of the Brazilian economy. Furthermore, any indecision by the Brazilian government in implementing changes in certain policies or regulations may contribute to economic uncertainty in Brazil, and increase stock market volatility.

The ongoing Operation Carwash (Lava Jato) investigation regarding corruption at and with Petróleo Brasileiro S.A., or Petrobras, may hinder the growth of the Brazilian economy, and could have an adverse effect on our business.

Petrobras and other Brazilian companies active in the energy and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations in the scope of the ongoing “Lava Jato” investigations and its offshoots. Members of the Brazilian government and the legislative branch, as well as high level officials at large state-owned and private companies, including among others some in the housing construction sector, have faced allegations of corruption, notably through accepting bribes through kickbacks on government concession contracts with infrastructure, petroleum and gas, and construction companies. The potential outcomes of these investigations are uncertain, but they have already stained the image and reputation of the companies implicated, and the general perception of the Brazilian market. Depending on the duration and outcome of the investigations, the companies involved may face downgrades from rating agencies, funding restrictions and reduced revenues. Currently, the Brazilian markets are experiencing greater volatility due to the uncertainties stemming from Operation Carwash and its offshoots, with an impact on the Brazilian economy and political environment. We cannot foresee whether these allegations will lead to greater political and economic instability, or whether new allegations against government officials will arise. Moreover, we cannot foresee the results of these allegations, or their effect on the Brazilian economy.

These proceedings, their conclusions or other allegations of illicit conduct may adversely affect the Brazilian economy and growth prospects in the short-and medium terms. Persistently weak macroeconomic conditions resulting from, among other factors, the Operation Carwash investigations and their consequences, may adversely affect our business.

Inflation and government measures to curb it may contribute to economic uncertainty in Brazil, which could adversely affect our business and operations and the market price of our common shares.

Brazil has experienced periods of very high inflation in the past that were reduced with the implementation of the Real Plan in 1994. According to the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, inflation rates in Brazil were 5.5% in 2013, 3.7% in 2014, and 10.5% in 2015. According to the INCC, Brazilian consumer price inflation rates were 8.14% in 2013, 6.94% in 2014, and 7.49% in 2015. The Brazilian government’s measures to control inflation have included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Inflation, actions to combat inflation, and public speculation about possible additional actions have contributed significantly to economic uncertainty in Brazil.

If inflation rates increase, any anti-inflationary policy adopted by the Brazilian government may slow the rate of economic activity and reduce the purchasing power of the population, which would lead to reduced demand for our products and decreased net sales. Increased inflation could also increase some of our costs and expenses, which we may not be able to pass along to our customers, which in turn could reduce our profit margins and net income. In addition, increased inflation rates could lead to higher domestic interest rates, which would elevate the costs of servicing our real-denominated debt, resulting in lower net income. Increases in the inflation rate and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which would affect our ability to refinance our indebtedness. Any of the aforementioned developments may adversely affect our business, financial condition and results of operations.

As of September 30, 2016, our inflation-linked assets and liabilities (INCC and IGP-M) totaled R$474.6 million of current and non-current trade accounts receivable, R$281.7 million of unappropriated sales revenue of real estate sold to be recognized in our future results, R$590.6 million of costs to be incurred from units sold and inventory, and R$6.3 million related to a bank credit certificate (Cédula de Crédito Bancário), or CCB.

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Fluctuations in interest rates may increase the cost of our debt and adversely affect our business and the market prices of our common shares.

Brazil’s Central Bank establishes the target for the prime interest rate for the Brazilian financial system by reference to the level of Brazil’s economic growth, inflation and other indicators. The indebtedness of companies in the real estate sector, in which we are active, is subject to changes in interest rates. If interest rates rise, the costs of servicing our debt will also rise.

As of September 30, 2016, R$161.3 million of our total indebtedness was denominated in reais and linked to floating interest rates like the Reference Rate (Taxa Referencial), or TR. Hypothetically, based on our current level of indebtedness, a 1% increase in the TR rate would increase our financial expenses by R$30,000.

As of September 30, 2016, R$31.8 million of our total indebtedness was denominated in reais and linked to floating interest rates such as Interbank Deposit Certificates, or CDI. Hypothetically, based on our current level of indebtedness, a 1% increase in the CDI rate would increase our financial expenses by R$39,000.

As of September 30, 2016, R$118.1 million of our total financial investments were denominated in reais and linked to floating interest rates such as CDI. Hypothetically, based on our current level of financial investments, a 1% decrease in the CDI rate would decrease our financial income by R$146,000.

Economic developments and investor perceptions of risk in other countries, including both in developed or emerging market economies, may adversely affect the trading price of Brazilian securities, including our common shares.

The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States and certain European countries, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.

Risks Relating to Our Common Shares

The economic value of your investment in our company may be diluted.

We may need additional funds in the future, in order to expand more rapidly, develop new markets, respond to competitive pressures or make acquisitions. Any necessary additional financing may not be available on terms favorable to us. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If additional funds are raised by an issuance of new equity securities, our existing shareholders may be diluted. See “Business—History.”

Holders of our common shares may not receive any dividends.

Our bylaws require us to pay shareholders a mandatory minimum dividend of 25% of our adjusted net income, in the form of dividends or interest on shareholders’ equity, calculated in accordance with the Brazilian Corporate Law. The distribution of dividends depends mainly on there being net income, but is also subject to approval by our board of directors and shareholders assembled at a shareholders’ meeting, as provided for in our bylaws and the Brazilian Corporate Law. Notwithstanding the obligation to distribute a minimum dividend, our board of directors may opt not to pay dividends to our shareholders in any fiscal year in which it deems such distributions inadvisable in view of our financial condition. As a result, investing in our common shares does not guarantee that holders of our common shares will receive dividends. See “Dividend Policy”.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank, in effect on the date of payment. The exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our common shares.

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The volatility and lack of liquidity of the Brazilian securities markets may substantially limit your ability to sell our common shares at the desired price and time.

As part of the separation, we have initiated the process to list our shares on the BM&FBOVESPA.

The Brazilian securities market is substantially smaller, less liquid and more concentrated than markets in more developed countries, and can be more volatile than the principal securities markets around the world, like those in the United States. At September 30, 2016, the market capitalization of all the companies listed on the BM&FBOVESPA represented approximately R$2.4 trillion and an average daily trading volume of approximately R$6.6 billion, according to data from the BM&FBOVESPA. The Brazilian securities market is significantly concentrated, such that the 10 most traded shares on the BM&FBOVESPA were responsible for approximately 53.1% of the total volume of shares traded on the BM&FBOVESPA in 2015, while the New York Stock Exchange had a market capitalization of approximately U.S.$23.6 trillion at December 31, 2015, and an average daily trading volume of U.S.$128.4 billion in 2015.

These characteristics of the Brazilian capital markets may considerably limit your ability to sell our common shares at your desired price and time, and unfavorably affect the trading prices of our common shares. If an active and liquid trading market is not developed and maintained, the trading price of our common shares may be negatively affected.

We may in the future need to raise additional capital through issuing securities, which may affect the price of our common shares and dilute your interest in our share capital.

We may need to raise additional funds going forward through public or private issuances of shares or securities convertible into or exchangeable for our common shares, which may be effected to the exclusion of your preemptive rights. Any fundraising through the issuance of common shares or securities convertible into or exchangeable for common shares may result a change in the market price of our common shares, and dilute your interest in our capital stock.

A U.S. holder of our common shares may be unable to exercise preemptive rights and tag-along rights relating to our common shares.

U.S. holders of our common shares may not be able to exercise the preemptive rights and tag-along rights relating to our common shares unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a U.S. Holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the holder will receive no value for them.

Following the separation, we may not have a controlling shareholder or a controlling shareholder group, which may leave us susceptible to alliances between shareholders, conflicts between shareholders and other events arising from the absence of a controlling shareholder or a controlling shareholder group.

Following the separation, we may not have a controlling shareholder or a controlling shareholder group. Consequently, our shareholders may form alliances or enter into agreements with powers similar to those of a controlling shareholder group. If a controlling shareholder group with the power to control us is formed, we may be subject to sudden and unexpected changes in our corporate policies and strategies, including through changes in our management and directors.

The absence of a controlling shareholder or a controlling shareholder group may affect certain decision making processes, since minimum quorums required by law for certain resolutions may not be achieved. Any sudden or unexpected changes in our management or our corporate policies or strategies or any disputes between shareholders in connection their respective rights may adversely affect our business and results of our operations.

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Following the separation, we will be more susceptible to shareholder alliances, hostile takeovers and litigation between shareholders and may face difficulties related to certain decision making processes.

Following the separation, Gafisa will own no more than 20.0% of our capital stock and will therefore cease to own a majority of our voting capital stock.

The absence of a controlling shareholder or a shareholder group that owns more than 50% of our voting capital stock may affect certain decision making processes, since minimum quorums required by law for certain resolutions may not be achieved. Not having a controlling shareholder that owns an absolute majority of our total capital stock, we and our shareholders may not enjoy the full protection of the Brazilian Corporate Law against controlling shareholder abuses and consequently, we and our shareholders may face difficulties in obtaining damages for any losses we suffer as a result of such abuses.

If a new person or group acquires a controlling stake, we may be subject to sudden and unexpected changes in our corporate policies and strategies, including through changes in our management and directors. We may also be more vulnerable to hostile takeovers and conflicts resulting therefrom.

Furthermore, we may be the target of investments by investors that attempt to circumvent provisions in our by-laws that require a shareholder that acquires more than 30% of our shares to make a public offer to acquire all of our remaining shares. We cannot assure you that such investors will not be able to circumvent provisions in our by-laws that are designed to prevent such hostile takeovers. In addition, shareholders may vote to remove or modify such provisions.

Any sudden or unexpected changes in our management or our corporate policies or strategies, any attempts by shareholders or third parties to acquire control of the Company or any conflicts among shareholders in connection with their respective rights, may adversely affect our business and results of operations.

Shares eligible for future sale may adversely affect the market value of our common shares.

Certain of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares. We cannot predict what effect future sales of our shares may have on the market price of our shares. Future sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market prices of our shares.

A portion of the compensation of our officers and members of the senior management is paid in form of stock options, which could tie their interest to the market price of our shares.

We have established stock option plans for our officers and members of our senior management. Potential benefits under the stock option plans are tied to the appreciation of the market price of our shares.

As a result, our compensation policy may influence our officers and members of the senior management and their interest to the market price of our shares, which may conflict with the interests of our shareholders. Our officers and members of the senior management may be influenced to focus on short-term rather than long-term results because a significant portion of their compensation is tied to our results and the market price of our shares. See “Management—Stock Option Plans.”

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Selected Financial Data of Tenda

Translation to U.S. dollars

Unless otherwise indicated, all financial information relating to us that is presented in U.S. dollars in this Information Statement has been translated from reais using the commercial selling rate as reported by the Central Bank on September 30, 2016 of R$3.2462 to U.S.$1.00. As of November 23, 2016, the U.S. dollar exchange rate of reais to U.S.$1.00 was R$3.3927, as published by the Central Bank on its electronic information system, SISBACEN, under transaction code PTAX800, Option 5, “venda.” The U.S. dollar equivalent information presented in this Information Statement is provided solely for your convenience and should not be construed as representations by us that the real amounts actually represent, have been or could be converted into U.S. dollars at the rates indicated or at any other rate. See “Exchange Rates.”

You should read and analyze the information below together with our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and related notes and our unaudited interim consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 and related notes included elsewhere in this Information Statement, as well as the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our summary consolidated financial data, denominated in reais, presented in the tables below are derived from our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and our unaudited interim consolidated financial information as of September 30, 2016 and 2015, and the notes thereto included elsewhere in this Information Statement. Historical results for any prior period are not necessarily indicative of results to be expected for any future period. Our results of operations for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

Our consolidated financial statements have been prepared in accordance with IFRS adopted in Brazil as applicable to real estate companies in Brazil, and as approved by the CPC, the CVM, and the CFC. Our individual financial statements have been prepared in accordance with Brazilian GAAP, including the pronouncements issued by CPC, approved by the CVM, and are disclosed together with the consolidated financial statements.

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Consolidated Income Statement Data:

	Nine months ended September 30,			Year ended December 31,
	2016(1)	2016	2015	2015(1)	2015	2014	2013
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
	(in thousands, except as otherwise indicated)

Net operating revenue	235,908	765,804	644,140	262,141	850,962	570,138	817,461

Operating costs
Real estate development and sales	(165,955)	(538,722)	(457,422)	(186,552)	(605,584)	(444,248)	(752,216)
Gross income	69,953	227,082	186,718	75,589	245,378	125,890	65,245

Operating (expenses) income
Selling expenses	(20,053)	(65,096)	(46,963)	(20,119)	(65,311)	(52,978)	(77,556)
General and administrative expenses	(19,138)	(62,125)	(63,248)	(25,867)	(83,971)	(87,073)	(97,303)
Share of income/(loss) of equity method investments	4	12	3,317	539	1,751	(19,142)	31,254
Depreciation and amortization	(2,809)	(9,119)	(10,894)	(4,570)	(14,835)	(15,644)	(11,526)
Gain on disposal of non-controlling interest	—	—	—	—	—	—	42,548
Other income (expenses), net	(10,165)	(32,996)	(32,208)	(16,193)	(52,567)	(62,236)	(24,820)
Income (loss) before financial income and expenses and income tax and social contribution	17,792	57,758	36,722	9,379	30,445	(111,183)	(72,158)

Financial expenses	(11,825)	(38,386)	(34,565)	(12,646)	(41,051)	(83,548)	(41,347)
Financial income	7,353	23,866	39,774	14,424	46,825	58,673	37,535
Income (loss) before income tax and social contribution	13,320	43,238	41,931	11,157	36,219	(136,058)	(75,970)

Current income tax and social contribution	(2,312)	(7,506)	(6,405)	(3,030)	(9,835)	(8,027)	(7,517)
Deferred income tax and social contribution	(1,703)	(5,528)	5,634	1,021	3,313	1,699	(1,134)
Total income tax and social contribution	(4,015)	(13,034)	(771)	(2,009)	(6,522)	(6,328)	(8,651)

Net income (loss) for the period	9,305	30,204	41,160	9,148	29,697	(142,386)	(84,621)

(-) Attributable to:
Non-controlling interests	(1,927)	(6,257)	(2,151)	(192)	(623)	(742)	6,305
Net income (loss) attributable to controlling shareholders	11,232	36,461	43,311	9,340	30,320	(141,644)	(90,926)

(1)	Translated only for convenience, using the exchange rate as reported by the Central Bank as of September 30, 2016 for reais into U.S. dollars of R$3.2462 per U.S.$1.00.

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Consolidated Balance Sheet Data:	As of September 30,		As of December 31,
	2016(1)	2016	2015(1)	2015	2014	2013
	(in U.S.$)	(in R$)	(in U.S.$)	(in R$)
	(in thousands)
Assets
Current assets
Cash and cash equivalents	18,723	60,777	6,670	21,653	61,615	157,532
Short-term investments	59,680	193,732	65,498	212,621	432,957	550,427
Trade accounts receivable	107,320	348,383	134,997	438,226	314,453	534,789
Properties for sale	166,206	539,537	151,095	490,484	551,213	482,820
Receivables from related parties	16,803	54,545	16,614	53,933	70,637	74,491
Land for sale	21,967	71,310	31,264	101,490	104,489	107,782
Judicial deposits	963	3,127	717	2,329	11,254	800
Other receivables	14,534	47,184	14,908	48,394	32,484	37,827
Total current assets	406,196	1,318,595	421,764	1,369,130	1,579,102	1,946,468
Non-current assets
Trade accounts receivable	38,893	126,254	12,688	41,189	26,100	26,307
Properties for sale	61,475	199,559	75,017	243,520	226,495	191,235
Receivables from related parties	11,564	37,540	9,251	30,030	38,669	37,955
Judicial deposits	6,328	20,542	4,643	15,073	17,846	21,684
Other receivables	3	9	78	253	20,114	20,112
Investments	47,224	153,298	50,320	163,349	179,432	225,702
Property and equipment	8,797	28,557	7,587	24,629	24,808	20,601
Intangible assets	5,464	17,737	5,695	18,487	12,623	17,077
Total non-current assets	179,748	583,496	165,279	536,530	546,087	560,673
Total assets	585,944	1,902,091	587,043	1,905,660	2,125,189	2,507,141

Liabilities and equity
Current liabilities
Loans and financing	5,945	19,298	2,741	8,899	19,207	119,934
Debentures	31,666	102,793	62,189	201,877	189,617	209,561
Payables for goods and service suppliers	8,311	26,978	4,211	13,669	23,461	16,370
Labor and tax obligations	20,996	68,157	22,366	72,606	71,251	106,362
Payables for purchase of properties and advances from customers	42,623	138,362	42,580	138,223	210,618	70,330
Provisions and cancelled contracts payable	1,127	3,658	1,515	4,917	12,794	26,985
Payables to related parties	9,563	31,043	10,055	32,640	105,678	225,094
Provision for net capital deficiency of equity accounted investees	1,662	5,396	1,662	5,394	—	—
Other payables	9,461	30,717	7,616	24,724	39,110	62,357
Total current liabilities	131,354	426,402	154,935	502,949	671,736	836,993
Non-current liabilities
Loans and financing	23,815	77,307	11,569	37,554	29,726	109,227
Debentures	—	—	—	—	200,000	200,000
Payables for purchase of properties and advances from customers	26,444	85,842	31,548	102,412	21,068	8,391
Provision for legal claims	15,947	51,768	17,163	55,716	69,734	58,328
Deferred income tax and social contribution	3,724	12,088	1,554	5,045	7,931	9,631
Payables to related parties	20,003	64,934	17,241	55,967	14,965	14,939
Other payables	7,911	25,683	5,916	19,203	27,683	51,747
Total non-current liabilities	97,844	317,622	84,991	275,897	371,107	452,263

Equity
Capital	367,815	1,194,000	367,815	1,194,000	1,194,000	1,194,000
Fair value reserve	—	—	—	—	—	(6,034)
Capital reserves and reserve for granting stock options	30,878	100,235	30,554	99,186	97,047	96,234
Accumulated losses	(51,072)	(165,789)	(62,304)	(202,250)	(232,570)	(90,926)

Non-controlling interests	9,125	29,621	11,052	35,878	23,869	24,611
Total equity	356,746	1,158,067	347,117	1,126,814	1,082,346	1,217,885
Total liabilities and equity	585,944	1,902,091	587,043	1,905,660	2,125,189	2,507,141

(1)	Translated only for convenience, using the exchange rate as reported by the Central Bank as of September 30, 2016 for reais into U.S. dollars of R$3.2462 per U.S.$1.00.

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Other Financial Data:

The following table presents our EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin, reconciled to our net income:

	Nine months ended September 30,			Year ended December 31,
	2016(1)	2016	2015	2015(1)	2015	2014	2013
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
	(in thousands, except as otherwise indicated)
Net income (loss) for the period	9,305	30,204	41,160	9,148	29,697	(142,386)	(84,621)
(+) Income tax and social contribution	4,015	13,034	771	2,009	6,522	6,328	8,651
(+) Depreciation and amortization	3,495	11,346	11,058	4,728	15,349	15,644	11,526
(+) Financial expenses, net	4,472	14,520	(5,209)	(1,778)	(5,774)	24,875	3,812
EBITDA (2)	21,287	69,104	47,780	14,107	45,794	(95,539)	(60,632)
(+) Capitalized financial charges	4,587	14,889	11,517	4,554	14,784	27,198	57,439
(+) Expenses related to stock option grants	323	1,049	1,605	659	2,139	838	156
Adjusted EBITDA (2)	26,197	85,042	60,902	19,320	62,717	(67,503)	(3,037)

Net operating revenue	235,908	765,804	644,140	262,141	850,962	570,138	817,461
Adjusted EBITDA margin (3)	—	11.10%	9.45%	—	7.37%	(11.84)%	(0.37)%

(1)	Translated only for convenience, using the exchange rate as reported by the Central Bank as of September 30, 2016 for reais into U.S. dollars of R$3.2462 per U.S.$1.00.

(2)	EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to EBITDA and Adjusted EBITDA as used by other companies. EBITDA and Adjusted EBITDA are not measures of financial performance in accordance with Brazilian GAAP or IFRS. They do not represent cash flow for the corresponding periods, and should not be considered as alternatives to net income or as measures of operating performance, cash flow or liquidity, nor should they be considered for the calculation of dividend distributions.

(3)	Adjusted EBITDA margin represents our Adjusted EBITDA divided by our net operating revenue, expressed as a percentage.

The table below sets forth our capital structure and our calculation of our Net Cash (Debt) and our Net Cash (Debt) index as of the dates indicated:

	As of September 30,			As of December 31,
	2016 (1)	2016	2015	2015 (1)	2015	2014	2013
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
	(in thousands, except as otherwise indicated)
(+) Short-term and long-term loans and financing	29,759	96,605	28,150	14,310	46,453	48,933	229,161
(+) Short-term and long-term debentures	31,666	102,793	316,374	62,189	201,877	389,617	409,561
(1) Short and long term debt	61,425	199,398	344,524	76,499	248,330	438,550	638,722
(+) Cash and cash equivalents	(18,723)	(60,777)	(27,372)	(6,670)	(21,653)	(61,615)	(157,532)
(+) Short-term investments	(59,680)	(193,732)	(297,867)	(65,498)	(212,621)	(432,957)	(550,427)
(2) Cash, cash equivalents and financial investments	(78,403)	(254,509)	(325,239)	(72,168)	(234,274)	(494,572)	(707,959)
Net Cash (Debt) (1 - 2)	(16,978)	(55,111)	19,285	4,331	14,056	(56,022)	(69,237)

Equity	356,746	1,158,067	1,137,742	347,117	1,126,814	1,082,346	1,217,885
Net debt equity ratio	—	(4.76)%	1.70%	—	1.25%	(5.18)%	(5.69)%

(1)	Translated only for convenience, using the exchange rate as reported by the Central Bank as of September 30, 2016 for reais into U.S. dollars of R$3.2462 per U.S.$1.00.

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The following table presents our gross margin, Adjusted Gross Income and Adjusted Gross Income margin, reconciled to our gross income:

	Nine months ended September 30,			Year ended December 31,
	2016 (1)	2016	2015	2015 (1)	2015	2014	2013
	(in U.S.$)	(in R$)		(in U.S.$)	(in R$)
	(in thousands, except as otherwise indicated)
Net operating revenue	235,908	765,804	644,140	262,141	850,962	570,138	817,461
(-) Operating costs	(165,955)	(538,722)	(457,422)	(186,552)	(605,584)	(444,248)	(752,216)
Gross income	69,953	227,082	186,718	75,589	245,378	125,890	65,245
Gross margin	—	29.7%	29.0%	—	28.8%	22.1%	8.0%
(+) Capitalized financial charges	4,587	14,889	11,517	4,554	14,784	27,198	57,439
Adjusted Gross Income	74,540	241,971	198,235	80,144	260,162	153,088	122,684
Adjusted Gross Income margin	—	31.6%	30.8%	—	30.6%	26.9%	15.0%

(1)	Translated only for convenience, using the exchange rate as reported by the Central Bank as of September 30, 2016 for reais into U.S. dollars of R$3.2462 per U.S.$1.00.

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Cautionary Statement Regarding Forward-Looking Statements

The statements contained in this Information Statement regarding our business, plans, forecasts and expectations regarding future events, strategies, projections and financial trends affecting our operations, as well as statements relating to certain other information, particularly under the sections entitled “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” and “Business” include forward-looking statements and projections that involve risks and uncertainties and, therefore, do not constitute guarantees of future results.

The words “believe,” “anticipate,” “expect,” “could,” “should,” “estimate,” “will,” “plan,” “may,” “shall,” “intend,” “foresee,” “project,” and other variations, as well as similar words, are intended to identify forward-looking statements. You should be aware that the factors described above, in addition to other factors discussed in this Information Statement, may impact our future results and may lead to results that are materially different from those mentioned in the forward-looking statements included in this Information Statement.

Our estimates and forward-looking statements are mostly based on our current expectations, forecasts and projections about future events and financial trends that affect, or may affect, our industry, market share, reputation, business strategies, financial condition, results of operations, margins, cash flow, competitive position and/or the market price of our common shares. Although we believe that these estimates and forward-looking statements are based upon assumptions that we believe to be reasonable in all material respects, they are subject to several risks, uncertainties and assumptions and are made based on information currently available to us. Our estimates and forward-looking statements may be affected by the following factors, among others:

•	changes to, or termination of, the “My House, My Life” (Minha Casa Minha Vida) housing program;

•	the effectiveness of our marketing and sales efforts and our ability to successfully implement our growth strategy and business plan;

•	our ability to repay our indebtedness and comply with our financial obligations and our ability to obtain further financing on satisfactory terms;

•	changes in the laws and regulations applicable to the real estate market, and impacts of future legislation changes on our business, including real estate, tax and zoning laws;

•	the economic, political, social and business environments in Brazil, especially in the regions in which we operate, notably with respect to economic growth, inflation, exchange rates and interest rates;

•	factors or trends that may affect our business, market share, financial condition, liquidity or results of operations;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment in Brazil;

•	increases in our costs and expenses, including costs related to the acquisition of land and the construction and development of our projects;

•	changes in real estate market prices and demand, and our ability to compete and conduct our business in the future;

•	our ability to obtain equipment, labor, materials and services from suppliers at reasonable prices without interruption;

•	our ability to obtain, maintain and renew governmental licenses and authorizations necessary to carry out our projects;

•	our ability to realize our general sales value (VGV);

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•	increased competition in the affordable entry-level housing segment, changes in demand for real estate products and services, price fluctuations, introduction of new services by our competitors, and changes in the financial condition of our customers;

•	changes in our real estate portfolio and projected income and expenses arising from our business activities;

•	the sufficiency of the insurance coverage under our insurance policies;

•	events of force majeure;

•	adverse final decisions rendered in legal proceedings to which we are or may become a party;

•	our ability to sell and run-off our portfolio of legacy projects on schedule and without increases in contract dissolutions;

•	the impact of the financial and economic crisis on the Brazilian economy; and

•	other risk factors discussed in the “Risk Factors” section of this Information Statement.

Forward-looking statements are not guarantees of performance and are indicative of information only as of the date as on which they were made. None of us nor Gafisa undertake any obligation to publicly update or revise any such estimates, whether as a result of new information, future events or otherwise. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Given such limitations, you should not unduly rely on these forward-looking statements to make a decision to acquire our common shares.

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The Separation

General

Tenda is currently a wholly-owned subsidiary of Gafisa and at the time of the separation will become a public company independent from Gafisa with respect to its operations and capital structure, and will hold, through its subsidiaries, the assets and liabilities associated with Gafisa’s affordable entry-level housing segment in Brazil. Tenda has initiated the process to list its shares on the BM&FBOVESPA so that the Tenda shares are accepted for trading by no later than the date they are to be delivered to shareholders of Gafisa.

As part of the separation, the Offered Shares will be sold and the remaining 50% of Tenda’s total capital stock will be transferred to Gafisa shareholders through a reduction in Gafisa’s total capital stock.

In connection with the sale, on December 14, 2016, Gafisa entered into the SPA with Jaguar, pursuant to which Gafisa will sell shares representing up to 30% of the total capital stock of Tenda, at a price equal to the Price per Share. Pursuant to the SPA, Gafisa will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million. Jaguar is an exempt limited partnership controlled by a real estate private equity company focused exclusively on emerging markets outside the United States, which was founded by investment professionals with significant real estate market expertise and over 15 years of experience in Brazil.

Pursuant to the Brazilian Corporate Law, Gafisa shareholders will have preemptive rights to acquire the Offered Shares at the Price per Share. The Gafisa shareholders who intend to negotiate their preemptive rights may do so once the term for the exercise of such preemptive right has begun, by acting sufficiently in advance to allow the exercise of the assigned subscription rights within such term.

Gafisa ADS holders may not exercise any preemptive rights to acquire the Offered Shares. Accordingly, Citibank, N.A., in its capacity as ADS Depositary, has agreed to use commercially reasonable efforts to sell the preemptive rights attributable to the Gafisa shares represented by Gafisa ADSs on behalf of the Gafisa ADS holders and to distribute the net cash proceeds (if any) of such sale in U.S. dollars to the Gafisa ADS holders, on each case upon the terms of the deposit agreements for the Gafisa ADS program.

Similarly, Gafisa GDS holders may not exercise any preemptive rights to acquire the Offered Shares. Accordingly, Citibank, N.A. in its capacity as depositary institution for the Gafisa GDS program, or the GDS Depositary, has agreed to use commercially reasonable efforts to sell the preemptive rights attributable to the Gafisa shares represented by Gafisa GDSs on behalf of the Gafisa GDS holders and to distribute the net cash proceeds (if any) of such sale in U.S. dollars to the Gafisa GDS holders, in each case upon the terms of the deposit agreement for Gafisa GDS program.

PREEMPTIVE RIGHTS ARE NOT AVAILABLE TO US HOLDERS OF GAFISA SHARES, TO GAFISA ADS HOLDERS OR TO GAFISA GDS HOLDERS.

A reduction of Gafisa’s capital stock in the form of a distribution of Tenda common shares representing up to 50% of Tenda’s total capital stock to Gafisa shareholders will be completed by way of a pro rata distribution to Gafisa shareholders of the Distribution Record Date. Each Gafisa shareholder of record will receive one share of Tenda common stock for every one share of Gafisa common stock held by such shareholder after the reverse split, on the Distribution Record Date. Pursuant to the Gafisa ADS and GDS programs, each ADS and each GDS corresponds to two (2) Gafisa common shares and, therefore, for every one ADS and one GDS you own, after the reverse split on the Distribution Record Date, you will receive two (2) shares of Tenda common stock on the distribution date. The distribution of the Tenda shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the distribution, shareholders may request that their shares of Tenda common stock be transferred to a brokerage or other account at any time. No fractional shares of Tenda common stock will be issued. You do not need to take any action to receive your shares of Tenda common stock. Gafisa’s common stock will continue to trade on the New York Stock Exchange in the form of Gafisa ADSs under the ticker symbol “GFA” and on the BM&FBOVESPA under the ticker symbol “GFSA3.”

The Tenda shares of common stock that are to be distributed to the ADS Depositary as part of the reduction of Gafisa’s capital stock will not be converted into American depositary shares for distribution to the Gafisa ADS holders. At the request of Gafisa, the ADS Depositary will give the Gafisa ADS holders of record as of 5:00 pm (New York City time) on the same date that is established as the Distribution Record Date, or the “Distribution

39

Record Date for Gafisa ADS holders”, the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the ADS Depositary has received from Gafisa in the Gafisa capital stock reduction in respect of the Gafisa shares represented by such Gafisa ADS holders. The ADS Depositary will establish the period to request Tenda shares to be from open of business in New York City on the date that is one business day following the Distribution Record Date for Gafisa ADS holders through close of business in New York City on the 10th business day in New York City following such date, or the “Tenda Share Request Period.”

GAFISA ADS HOLDERS WILL RECEIVE THE NET CASH PROCEEDS FROM THE SALE OF SUCH TENDA SHARES AS DESCRIBED BELOW IF SUCH GAFISA ADS HOLDERS DO NOT REQUEST, DURING THE TENDA SHARE REQUEST PERIOD, TO RECEIVE TENDA SHARES IN A BROKERAGE OR CUSTODY ACCOUNT PREVIOUSLY ESTABLISHED BY SUCH GAFISA ADS HOLDERS IN BRAZIL.

After the Tenda Share Request Period, the ADS Depositary will use commercial reasonable efforts to sell the Tenda shares that have not been requested by Gafisa ADS holders or that it has not been able to deliver successfully to Gafisa ADS holders that have made a request to receive Tenda shares of common stock. Tenda shares requested by Gafisa ADS holders will be delivered only in Brazil into duly established custody and brokerage accounts. No delivery of Tenda shares will be made outside of Brazil. After the sale of Tenda shares, the ADS Depositary will arrange for the conversion of the net cash proceeds from the sale into U.S. dollars upon the terms of the deposit agreement for the Gafisa ADSs and will remit the net cash proceeds (after deduction of applicable fees, taxes and expenses) in U.S. dollars to the applicable ADSs holders who have not requested nor received the Tenda shares. No action is required of the Gafisa ADS holders at this point. Promptly after the Distribution Record Date for Gafisa ADS holders, the ADS Depositary will distribute to Gafisa ADS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the ADS Depositary has received in respect of the Gafisa shares represented by ADSs. In the case of ADSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.

Note that the Brazilian broker or custodian must be a foreign corporation for U.S. income tax purposes, such as a Brazilian “sociedade anônima”.

The Tenda shares of common stock that are to be distributed to the GDS Depositary as part of the reduction of Gafisa’s capital stock will not be converted into American or Global depositary shares for distribution to Gafisa GDS holders. At the request of Gafisa, the GDS Depositary will give the Gafisa GDS holders of record as of the Distribution Record Date for Gafisa GDS holders the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the GDS Depositary received from Gafisa in the Gafisa capital reduction on terms identical to those described for Gafisa ADS holders above. Gafisa GDS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if Gafisa GDS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa GDS holders in Brazil. No action is required of the Gafisa GDS holders at this point. Promptly, after the Distribution Record Date for Gafisa GDS holders, the GDS Depositary will distribute to Gafisa GDS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the GDS Depositary has received in respect of the Gafisa shares represented by Gafisa GDSs. In the case of GDSs held through DTC, such instructions will be delivered to DTC for distribution to its participants.

As defined herein, “affordable entry-level housing segment” refers to Gafisa’s affordable entry-level housing development operations. The assets related to the affordable entry-level housing operations include:

•	real and personal property assets;

•	the rights to the Tenda brand (including certain trade names and trademarks), certain other intellectual property and software used in the business; and

•	dealer, vendor, and supplier contracts.

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The distribution of Tenda common shares as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that such conditions will be satisfied. For a more detailed description of these conditions, see “—Conditions to the Distribution” below.

Reasons for the Separation

The Gafisa board of directors believes separating the affordable entry-level housing segment from Gafisa’s development and construction business through the distribution is in the best interests of Gafisa and its shareholders and has concluded the separation will provide Gafisa and Tenda with a number of opportunities and benefits, including the following:

•	Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own market and opportunities. The separation of the affordable entry-level housing from Gafisa’s development and marketing business will enable Gafisa and Tenda to perform and operate in a manner that is consistent with current internal and external views of the businesses. The management of each resulting corporate group will be able to concentrate on its core concerns and growth opportunities, and will have increased flexibility to design and implement corporate policies and strategies based on the characteristics of its business.

•	Resource Allocation and Capital Deployment. Allow each company to allocate resources and deploy capital in a manner consistent with its own priorities. Transactions that are not available to Gafisa or Tenda while Tenda remains integrated with Gafisa will be available once the two businesses are separated. Both businesses will have direct access to the debt and equity capital markets to fund their respective growth strategies.

•	Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their respective financial characteristics and make investment decisions based on those characteristics. Analysts who currently track the performance of Gafisa specialize primarily in high quality development and marketing businesses. Because investors and analysts underemphasize the affordable, entry-level business in making investment decisions and preparing analyses of Gafisa, the current integration of Gafisa’s development business and affordable entry-level housing segment interferes with the ability of investors and analysts to properly value the two businesses. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in low-income housing companies will have the opportunity to acquire stock of Tenda as an independent affordable entry-level business. As a result, the separation may result in a combined post-separation trading value in excess of the current trading value of Gafisa.

The financial terms of the separation have been determined by the board of directors of Gafisa based on a variety of factors, including establishing an appropriate pro forma capitalization for Tenda as a stand-alone company considering the historical earnings of Gafisa’s affordable entry-level housing segment and the level of indebtedness relative to earnings of various comparable companies.

The Number of Shares You Will Receive

For every one share of Gafisa common stock you own, after the reverse split at the Distribution Record Date, you will receive one share of Tenda common stock on the distribution date. Pursuant to the Gafisa ADS and GDS programs, each ADS and each GDS corresponds to two (2) Gafisa common shares and, therefore, for every one ADS and one GDS you own, after the reverse split on the Distribution Record Date, you will receive two (2) shares of Tenda common stock on the distribution date.

Treatment of Fractional Shares

Gafisa will not distribute any fractional shares of Tenda common stock to Gafisa shareholders in any circumstances. Pursuant to the reduction in Gafisa’s capital stock, its shareholders will not receive fractional post-capital stock reduction shares.

Reverse split in Gafisa’s capital stock

Gafisa will conduct a reverse split of all its common shares, at a ratio of 13.483023074 to 1. The reverse split is being conducted to enable Gafisa to, pursuant to the reduction in its capital stock, deliver one share issued by Tenda

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for each one share issued by Gafisa and held by Gafisa shareholders on the record date, without any fractional shares.

The reverse split was approved by Gafisa shareholders at a shareholders’ meeting held on February 20, 2017. In connection with the reverse split, Gafisa shareholders were granted with a 30-day term starting on February 21, 2017 to allow them to adjust their shareholding position in multiple lots of 13.483023074 shares, through of negotiation at the BM&FBOVESPA. Upon the expiration of such 30-day term, any fractional shares resulting from the reverse split will be grouped and rounded into whole numbers and sold at auction at the BM&FBOVESPA, and the proceeds of such sales will be made available to the respective shareholders upon financial settlement of such sales. Additional information will be made available in a notice to shareholders in due course.

The reverse split of the ADSs and the GDSs shall occur at the same ratio as the reverse split of the Gafisa’s common shares (so that the ADS to common share, and the GDS to common share, ratios will remain unchanged). The ADS reverse split procedure will be conducted by Citibank, N.A., in its capacity as ADS Depositary for the Gafisa ADS program and in its capacity as GDS Depositary for the Gafisa GDS program. In connection with the reverse split, Gafisa ADS holders will be required to pay an ADS depositary fee of U.S.$0.05 per ADS held as of the ADS effective date of the reverse split. Similarly, Gafisa GDS holders will be required to pay a GDS depositary fee of U.S.$0.05 per GDS held as of the GDS effective date of the reverse split.

When and How You Will Receive the Tenda Shares

Gafisa will distribute the shares of our common stock to Gafisa shareholders that hold Gafisa common stock on the Distribution Record Date. Gafisa’s transfer agent and registrar, Itaú Corretora de Valores S.A., will serve as transfer agent and registrar for the Tenda common stock and as distribution agent in connection with the distribution.

If you own Gafisa common stock as of the Distribution Record Date, the shares of Tenda common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to your account as follows:

•	Registered Shareholders. If you own your shares of Gafisa stock directly, either in book-entry form through an account at Itaú Corretora de Valores S.A., you will receive your shares of Tenda common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to shareholders, as is the case in this distribution.

On or shortly after the distribution date, the distribution agent will mail to you an account statement that indicates the number of shares of Tenda common stock that have been registered in book- entry form in your name.

If shareholders have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, they may contact Gafisa IR at the address set forth in “Summary— Questions and Answers About the Separation and Distribution” in this Information Statement.

•	Beneficial Shareholders. Several Gafisa shareholders hold their shares of Gafisa common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Gafisa common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Tenda common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Citibank, N.A., as ADS Depositary for the Gafisa ADSs, will receive and hold in its custody account in Brazil the shares of Tenda common stock that are to be distributed by Gafisa with respect to the shares of Gafisa common stock represented by ADSs as of the Distribution Record Date for holders of Gafisa shares. The Tenda shares of common stock so received will not be converted by the ADS Depositary into American depositary shares to be distributed to Gafisa ADS holders. Instead, the ADS Depositary will give the Gafisa ADS holders of record as of 5:00 pm (New York City time) on the same date that is established as the Distribution Record Date, or the

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“Distribution Record Date for Gafisa ADS holders”, the opportunity to request to receive the applicable Tenda shares that the ADS Depositary is holding in Brazil. The ADS Depositary will establish the period to request Tenda shares to be from open of business in New York City on the date that is one business day following the Distribution Record Date for Gafisa ADS holders through close of business in New York City on the 10th business day in New York City following such date, or the “Tenda Share Request Period.” Gafisa ADS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if such Gafisa ADS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa ADS holders in Brazil. After the Tenda Share Request Period, the ADS Depositary will use commercial reasonable efforts to sell the Tenda shares that have not been requested by Gafisa ADS holders or that it has not been able to deliver successfully to Gafisa ADS holders that have made a request to receive Tenda shares of common stock. Tenda shares requested by Gafisa ADS holders will be delivered only in Brazil into duly established custody and brokerage accounts. No delivery of Tenda shares will be made outside of Brazil. After the sale of Tenda shares, the ADS Depositary will arrange for the conversion of the net cash proceeds from the sale into U.S. dollars upon the terms of the deposit agreement for the Gafisa ADSs and will remit the net cash proceeds (after deduction of applicable fees, taxes and expense) in U.S. dollars to the applicable Gafisa ADS holders who have not requested nor received the Tenda shares.

No action is required of the Gafisa ADS holders at this point. Promptly after the Distribution Record Date for Gafisa ADS holders, the ADS Depositary will distribute to Gafisa ADS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the ADS Depositary has received in respect of the Gafisa shares represented by ADSs. Gafisa ADS holders who hold such ADSs in “street name” will need to instruct their bank or brokerage firm to make the applicable arrangements with the ADS Depositary through The Depository Trust Company to request the delivery of the Tenda shares in a custodian or brokerage account in Brazil. Promptly following the record date for Gafisa ADS holders, the ADS Depositary will distribute to the Depository Trust Company, or DTC, for distribution to DTC participants and their clients, a notice detailing the request process. It is expected that the DTC participants will be required to request the delivery of Tenda shares via DTC’s Corporate Action Web Browser Instruction Tab (formerly known as the “Elective Dividend System” (EDS)) and to provide additional Tenda share delivery information to the ADS Depositary.

Note that the Brazilian broker or custodian must be a foreign corporation for U.S. income tax purposes, such as a Brazilian “sociedade anônima”.

The Tenda shares of common stock that are to be distributed to the GDS Depositary as part of the reduction of Gafisa’s capital stock will not be converted into American or Global depositary shares for distribution to Gafisa GDS holders. At the request of Gafisa, the GDS Depositary will give the Gafisa GDS holders of record as of the Distribution Record Date for Gafisa GDS holders the opportunity to request to receive in a brokerage or custody account, previously established by such holders in Brazil, the Tenda shares that the GDS Depositary received from Gafisa in the Gafisa capital reduction on terms identical to those described for Gafisa ADS holders above. Gafisa GDS holders will receive the net cash proceeds from the sale of such Tenda shares as described below if Gafisa GDS holders do not request, during the Tenda Share Request Period, to receive Tenda shares in a brokerage or custody account previously established by such Gafisa GDS holders in Brazil. No action is required of the Gafisa GDS holders at this point. Promptly after the Distribution Record Date for Gafisa GDS holders, the GDS Depositary will distribute to Gafisa GDS holders as of such record date instructions on how to request to receive the Tenda shares of common stock that the GDS Depositary has received in respect of the Gafisa shares represented by Gafisa GDSs. Promptly following the record date for Gafisa GDS holders, the GDS Depositary will distribute to the Depository Trust Company, or DTC, for distribution to DTC participants and their clients, a notice detailing the request process. It is expected that the DTC participants will be required to request the delivery of Tenda shares via DTC’s Corporate Action Web Browser Instruction Tab (formerly known as the “Elective Dividend System” (EDS)) and to provide additional Tenda share delivery information to the GDS Depositary.

Treatment of Outstanding Compensation Awards

For a discussion of provisions concerning retirement, health and welfare benefits for our employees upon completion of the separation, see “—Agreements with Gafisa—Employee Matters Agreement” below. The separation is not a change-in-control and therefore will not entitle Tenda officers to any change-in-control benefits.

We expect that outstanding Gafisa incentive compensation awards will be equitably adjusted pursuant to the terms of the applicable compensation award and plan. These equitable adjustments are intended to preserve each

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award’s intrinsic value, based on the relative fair market values of the pre- and post-separation shares of Gafisa and post-separation shares of Tenda immediately after the separation will be substantially equivalent to, but no more favorable to the award holder than, the fair market value of the shares subject to that award (or to which that award relates) immediately prior to the separation. Cash-settled performance units will not be adjusted but will be pro-rated to reflect the number of months in the applicable performance period ending on the distribution date. For outstanding stock options and stock appreciation rights, the number of shares subject to the award and the applicable exercise or base price will be adjusted so that the aggregate spread value of the option or stock appreciation right immediately after the separation will be substantially equivalent to, but no more favorable to the award holder than, the aggregate spread immediately prior to the separation. For these purposes, spread value will be the difference between the market value of the underlying shares as of the applicable date, and the exercise or base price of the option or stock appreciation right. In addition, in certain instances Tenda will grant replacement awards to all its employees who previously held Gafisa awards, taking into account the approach summarized above in determining the value of the replacement awards. Generally:

•	Outstanding vested stock options will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Gafisa common stock on the date of the separation.

•	Any unvested stock options and stock appreciation rights held by employees of Gafisa who are not and will not become employees of Tenda will be equitably adjusted to preserve the intrinsic value of each original option grant and the ratio of the exercise price to the fair market value of Gafisa common stock on the date of the separation.

•	Tenda will replace any outstanding unvested stock options and stock appreciation rights held by individuals who are or will become employees of Tenda with long-term Tenda incentive awards of generally equivalent value.

Results of the Distribution

Following our separation from Gafisa, we will be a public company independent from Gafisa. Immediately following the distribution, we expect to have approximately 12,000 shareholders of record, based on the number of registered shareholders of Gafisa common stock on April 27, 2017, and approximately 27,000,000 shares of Tenda common stock outstanding. The actual number of shares to be distributed will be determined after the proceedings related to the preemptive rights, and the amount of shares acquired by Jaguar, as described in the SPA, and also will be reflected by any exercise of Gafisa stock options and the vesting of Gafisa stock options prior to the record date for the distribution.

Prior to the distribution, we will enter into a Separation and Distribution Agreement and one other agreement with Gafisa to effect the separation and provide a framework for our post-separation relationship with Gafisa. These agreements will provide for the allocation between Tenda and Gafisa of Gafisa’s assets, liabilities and obligations following the separation (including with respect to transition services, employee matters, real and intellectual property matters, tax matters and certain other commercial relationships).

For a more detailed description of these agreements, see the section entitled “—Agreements with Gafisa” included below. Except for the reduction in Gafisa’s capital stock, the distribution will not affect the number of outstanding shares of Gafisa common stock or any rights of Gafisa shareholders.

Certain Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences to a holder of our common shares or ADSs or GDSs (the “Depositary Shares”) that is not resident or domiciled in Brazil for purposes of Brazilian taxation, or a “Non-Brazilian Holder”, in connection with the reduction in Gafisa’s capital, without the cancellation of shares, in the form of a distribution of Tenda common shares to Gafisa’s shareholders.

The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase, hold or sell our common shares or Depositary Shares, or Tenda common shares. The discussion below is based on Brazilian law as currently in effect. Any change in such law may change the

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consequences described below. The tax consequences described below do not take into account tax treaties or reciprocity of tax treatment entered into by Brazil and other countries.

The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Each Non-Brazilian Holder should consult its own tax advisor regarding the Brazilian tax consequences of the transactions contemplated hereunder and the ownership of Tenda common shares.

Taxation of the Sale of Fractional Shares Pursuant to the Reverse Split in Gafisa’s Capital Stock

As described in “The Separation—Treatment of Fractional Shares,” any fractional shares resulting from the reverse split in Gafisa’s common shares will be grouped and rounded into whole numbers and sold in as many auctions as necessary at the BM&FBOVESPA, and the proceeds of such sales will be made available to the respective shareholders upon financial settlement of such sales.

Capital gains realized by Non-Brazilian Holder on a sale or disposition of shares, such as the sale in the auctions above, carried out on the Brazilian stock exchange (BM&FBOVESPA), which includes transactions carried out on the organized over-the-counter market, are:

•	exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, or a “4,373 Holder”, and (2) is not resident or domiciled in a country or location that does not tax income, or that taxes income at a maximum rate lower than 20%; or

•	in all other cases subject to income tax at a rate up to 25.0%. In this case, a Brazilian withholding income tax, or “WHT”, at a rate of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Brazilian Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.

Taxation of the Reduction of Gafisa’s Capital Stock in the Form of a Distribution of Tenda Common Shares

As a result of the reduction of Gafisa’s capital stock, without the cancellation of shares, the Non-Brazilian Holders of Gafisa common shares and Depositary Shares will receive Tenda common shares.

The Brazilian tax implications of a transaction such as this one are not expressly provided for under Brazilian tax laws, and we are not aware of any judicial or administrative court precedent addressing this specific matter.

Pursuant to the advice of our external Brazilian tax counsel, there are reasonable legal grounds to sustain that the reduction of Gafisa’s capital stock, by virtue of the distribution of Tenda common shares to Gafisa’s shareholders, does not result in a taxable gain for the Non-Brazilian Holders of Gafisa common shares and Depositary Shares. Accordingly, Gafisa does not intend to withhold any tax with respect to the distribution of the Tenda common shares.

However, there is a risk that Brazilian tax authorities may disagree and consider the reduction of Gafisa’s capital stock, by virtue of the distribution of Tenda shares, as an event giving rise to a taxable capital gain of the Non-Brazilian Holders in Brazil. In this case, the transaction could be viewed as a disposition of Gafisa shares outside of a stock exchange environment, and Brazilian WHT, could be imposed at rates of up to 25% on the alleged gain, according to the rules described under “—Taxation of Ownership and Disposition of Tenda Common Shares—Gains on Disposition of Tenda Common Shares”. Interest and penalties could also be imposed. If such tax were imposed, there is no clear legal guidance on how to calculate the tax liability where shareholders receive non-monetary assets (such as the Non-Brazilian Holders that will receive Tenda common shares in the reduction of Gafisa’s capital stock). Tax authorities may adopt the position that the capital gain will be the positive difference between the value of the Tenda common shares distributed and the respective cost acquisition of the Gafisa shares owned by Non-Brazilian Holders.

If Brazilian tax authorities succeed in a tax assessment regarding this matter, Gafisa could be liable for not having withheld and paid the WHT, plus any applicable interest and penalties. In such a case, the WHT could be computed on a grossed-up basis (resulting in an effective tax rate of up to 33.33% on the alleged gain). In such a case, Gafisa reserves the right to seek reimbursement from its shareholders of any amounts incurred with respect to such tax assessment, except for any applicable interest and penalties.

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Taxation of the Ownership and Disposition of Tenda Common Shares and the Exercise and Disposition of Rights to Tenda Shares

Dividends

Dividends paid by a Brazilian corporation, including stock dividends and other dividends paid to a Non-Brazilian Holder of Tenda common shares, are currently not subject to WHT in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Law No. 9,249/1995, as amended, allows a Brazilian company to make payments to shareholders characterized as interest on shareholders’ equity of the company as an alternative or in addition to making dividend distributions and treat those payments as deductible expenses for purposes of calculating Brazilian corporate income and social contribution taxes on net income. For tax purposes, this deduction is limited to the daily pro rata variation of the Brazilian long-term interest rate, or “TJLP”, as determined by the Central Bank from time to time, and the amount distributed as interest on shareholders’ equity may not exceed the greater of:

•	50.0% of net income (after deduction of social contribution tax on net profits and before the provision for corporate income tax and the amounts attributable to shareholders as interest on stockholders’ equity) for the period in respect of which the payment is made; or

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to WHT at the rate of 15.0%, or 25.0% if the Non-Brazilian Holder is domiciled in a Tax Favorable Jurisdiction (as defined below). Payments of interest on shareholders’ equity to a Non-Brazilian Holder may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the distributing corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian WHT, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on shareholders’ equity to Non-Brazilian Holders may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Gains on the Disposition of Tenda Common Shares and the Rights to Tenda Common Shares

Gains realized outside Brazil by a Non-Brazilian Holder to another Non-Brazilian Holder should not be subject to Brazilian tax. However, according to Law No. 10,833/2003, gains realized by a Non-Brazilian Holder related to the sale or other form of disposition of assets located in Brazil, such as Tenda common shares (including the Tenda shares sold by the Depositary on behalf of ADS or GDS holders), are generally subject to income tax in Brazil. This rule is applicable regardless of whether the sale or other disposition is conducted in Brazil or abroad and/or if the disposition is made to an individual or entity resident or domiciled in Brazil or abroad.

As a general rule, capital gains realized as a result of a transaction carried out on a Brazilian stock exchange can be measured by the positive difference between the amount realized on sale or exchange of a security and its respective acquisition cost. Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains realized by Non-Brazilian Holder on a sale or disposition of shares carried out on the Brazilian stock exchange, which includes transactions carried out on the organized over-the-counter market are:

•	exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, or a “4,373 Holder”,

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and (2) is not resident or domiciled in a country or location that does not tax income, or that taxes income at a maximum rate lower than 20%; or

•	in all other cases subject to income tax at a rate up to 25.0%. In this case, a WHT of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Brazilian Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.

Any other gains assessed on a sale or disposition of the shares that is not carried out on a Brazilian stock exchange are subject to: (1) income tax at progressive rates ranging from 15.0% up to 22.5% when realized by a Non-Brazilian Holder that is not resident or domiciled in a Tax Favorable Jurisdiction; and (2) income tax up to a rate of 25.0% when realized by a Non-Brazilian Holder that is resident or domiciled in a Tax Favorable Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

In the case of a redemption of shares or a capital reduction by a Brazilian corporation with payment in cash, the positive difference between the amount received by the Non-Brazilian Holder and the acquisition cost of the redeemed shares is treated, for tax purposes, as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate from 15.0% up to 22.5%, or up to 25%, as described above.

Any exercise of preemptive rights relating to Tenda shares, including the Offered Shares, will not be subject to Brazilian income taxation. Gains realized by a Non-Brazilian Holder on the disposition of preemptive rights, including any gains realized from a sale of the rights to the Offered Shares by the Depositary on behalf of Non-Brazilian Holders of Depositary Shares, in Brazil will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of shares. Tax authorities may attempt to tax such gains even when the sale or assignment of such right takes place outside Brazil, based on the provisions of Law No. 10,833/2003.

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Discussion on Tax Favorable Jurisdictions and Privileged Tax Regimes

A Tax Favorable Jurisdiction is a country or location that (1) does not impose taxation on income or imposes the income tax at a rate lower than 20% or (2) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Ministry of Treasury on November 28, 2014 decreased from 20% to 17% this minimum threshold for certain specific cases. The 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20%, or 17%, as applicable; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%, or 17%, as applicable; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

Normative Ruling 1,037 provides a list of Tax Favorable Jurisdictions and Privileged Tax Regimes. Normative Ruling No. 1,037 is periodically updated to include and exclude countries, locations and tax regimes from the lists of Tax Favorable Jurisdictions and Privileged Tax Regimes.

The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of Privileged Tax Regimes should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization rules. According to this interpretation, the concept of Privileged Tax Regimes should not be applied in connection with the taxation of dividends, interest on shareholders’ equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation. However, we cannot assure you that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a Privileged Tax Regime

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provided by Law No. 11,727 will not apply such regime to a Non-Resident Holder on income in connection to the investment in common shares, in which case the WHT applicable to such payments could be assessed at a rate of up to 25%. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Instruction No. 1,037 and of any related Brazilian tax laws or regulations concerning Tax Favorable Jurisdictions and Privileged Tax Regimes.

Tax on Foreign Exchange and Financial Transactions

Pursuant to Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest on shareholders’ equity) and the conversion of foreign currency into Brazilian currency may be subject to the IOF/Exchange Tax. The current applicable rate for most foreign currency exchange transactions is 0.38%. Foreign investors (including Non-Brazilian Holders, as applicable) are subject to IOF/Exchange Tax, currently at a 0% rate, on the inflow and outflow of funds to and from Brazil in connection with investments in the Brazilian capital markets, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. The Brazilian government is permitted to increase the rate of the IOF/Exchange Tax at any time, up to 25.0% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after the rate increase and not retroactively.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer and/or disposition of Tenda common shares, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests made by a Non-Brazilian Holder to individuals or entities resident or domiciled within such states. There are no Brazilian stamps, issue, registration, or similar taxes or duties payable by holders of Tenda common shares.

Certain U.S. Federal Income Tax Considerations

The following are certain U.S. federal income tax consequences to the U.S. Holders described below of the transactions contemplated in this Information Statement and of owning and disposing of Tenda common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to any particular person. This discussion applies only to a U.S. Holder that holds Gafisa common shares, or ADSs or GDSs (“Depositary Shares”), and will hold Tenda common shares, as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, Medicare contribution tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain types of financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding Gafisa’s common shares or Depositary Shares, Tenda’s common shares or rights to acquire Tenda’s common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes or owners of equity interests therein;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of Gafisa or Tenda’s voting shares;

•	persons owning Gafisa’s common shares or Depositary Shares, Tenda’s common shares or rights to acquire Tenda’s common shares in connection with a trade or business conducted outside the United States; or

•	persons who owned Gafisa’s common shares prior to the taxable year in which Gafisa’s ADSs were listed on the NYSE.

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U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of the transactions contemplated in this Information Statement and of owning and disposing of Tenda common shares in their particular circumstances.

This discussion is based on the Internal Revenue Code of 1986, as amended, or “Code,” administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Gafisa common shares or Depositary Shares on the Distribution Record Date and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns Gafisa’s common shares, Gafisa’s Depositary Shares or Tenda’s common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning such securities and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the transactions contemplated in this Information Statement and of owning and disposing of Tenda common shares.

Except as discussed below under “—Gafisa’s PFIC Status After the Distribution of Tenda Shares” and “—Taxation of Ownership of Tenda Common Shares—Passive Foreign Investment Company Rules,” this discussion assumes that Gafisa has not been, and neither Gafisa nor Tenda is or will become, a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year.

The Reverse Split of Gafisa’s Common Shares and Depositary Shares

A U.S. Holder generally will not recognize gain or loss upon the reverse split of Gafisa’s common shares or Depositary Shares, except to the extent of any cash received in lieu of a fractional common share or Depositary Share, as discussed below. A U.S. Holder’s aggregate tax basis in its Gafisa common shares or Depositary Shares held immediately after the reverse split will generally equal the aggregate tax basis of the Gafisa common shares or Depositary Shares immediately before the reverse split (excluding any portion of such basis that is allocable to any fractional share common share or Depositary Share exchanged for cash). A U.S. Holder’s holding period in the Gafisa common shares or Depositary Shares received pursuant to the reverse split will generally include the holding period in the Gafisa common shares or Depositary Shares exchanged therefor.

A U.S. Holder that receives cash in lieu of a fractional common share or Depositary Share pursuant to the reverse split generally will recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s tax basis allocable to such fractional share or Depositary Share, in each case as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the relevant common shares or Depositary Shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are taxed at preferential rates. The deductibility of capital losses is subject to limitations. Any capital gain will generally be U.S. source gain for foreign tax credit purposes. Consequently, a U.S. Holder will not be able to credit any Brazilian income tax imposed on such gains against the U.S. Holder’s U.S. federal income tax liability unless the U.S. Holder has other taxable income from foreign sources in the appropriate foreign tax credit basket. Subject to applicable limitations, the U.S. Holder may be entitled to take a deduction for such Brazilian income tax. U.S. Holders should consult their tax advisors concerning the creditability or deductibility of any Brazilian income tax imposed on the cash received in lieu of a fractional Gafisa common share or Depositary Share in their particular circumstances.

Taxation of the Distribution of Tenda Common Shares

The distribution of Tenda common shares to U.S. Holders (or to the Depositary for the benefit of U.S. Holders of Depositary Shares) will constitute a taxable dividend for U.S. federal income tax purposes to the extent of

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Gafisa’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Because Gafisa does not prepare calculations of its earnings and profits using U.S. federal income tax principles, the entire amount of the distribution is expected to be reportable to U.S. Holders of Gafisa common shares or Depositary Shares as a taxable dividend in an amount equal to the fair market value of Tenda common shares received, as determined in U.S. dollars on the date of receipt by the U.S. Holder (in the case of Gafisa common shares) or the Depositary (in the case of Gafisa Depositary Shares). A U.S. Holder’s tax basis in the Tenda shares received in the distribution will be equal to their fair market value on the date of receipt (that is, the amount includible in income as a dividend, as described above).

The dividend will be foreign-source income. It will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate taxpayers may be taxable at preferential rates applicable to long-term capital gains.  A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where Gafisa’s ADSs are traded.  Non-corporate U.S. Holders should consult their tax advisors to determine whether the preferential rates will apply to the distribution of Tenda common shares and the application of any special rules that may limit their ability to be taxed at these preferential rates.  If the preferential rates apply and the fair market value of the Tenda common shares received in the distribution exceeds 10% of a U.S. Holder’s tax basis in the relevant Gafisa securities with respect to which the distribution is made (or, if the preferential rates apply and the sum of the fair market value of the Tenda common shares and any other dividends from Gafisa that have ex-dividend dates during the same period of 365 consecutive days in the aggregate exceeds 20% of the U.S. Holder’s tax basis in such securities), any loss on the sale or exchange of the relevant Gafisa securities would be treated as long-term capital loss to the extent of such dividends. The amount taxable as a dividend will be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the Tenda common shares.

As described in “The Separation—General,” U.S. Holders of Gafisa’s Depositary Shares generally will not be entitled to receive the Tenda shares unless they make an election to receive the shares in their brokerage accounts in Brazil. Instead, the Depositary will use commercially reasonable efforts to sell the shares and remit the net cash proceeds pro rata to the U.S. Holders.  Any such U.S. Holder will recognize short-term capital gain or loss on the sale of Tenda shares by the Depositary in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s tax basis in the shares sold. As described in the preceding paragraph, the U.S. Holder will also recognize dividend income with respect to the distribution of the Tenda common shares to the Depositary. If the U.S. Holder does not receive cash proceeds from the sale of the shares in an amount sufficient to fund the tax liability on such dividend income, the U.S. Holder will be required to pay the shortfall from other sources.  Subject to certain exceptions, capital losses are generally available to offset only capital gains and therefore generally cannot be used to offset any ordinary dividend income arising from the distribution of the Tenda shares. Any capital gain will generally be U.S. source gain for foreign tax credit purposes. Consequently, a U.S. Holder will not be able to credit any Brazilian income tax imposed on such gains against the U.S. Holder’s U.S. federal income tax liability unless the U.S. Holder has other taxable income from foreign sources in the appropriate foreign tax credit basket. Subject to applicable limitations, the U.S. Holder may be entitled to take a deduction for such Brazilian income tax. U.S. Holders should consult their tax advisors concerning the creditability or deductibility of any Brazilian income tax imposed on a sale of Tenda shares by the Depositary in their particular circumstances.

As described above under “Brazilian Tax Considerations—Taxation of the Reduction of Gafisa’s Capital Stock in the Form of a Distribution of Tenda Common Shares,” Gafisa believes it is reasonable to take the position that the reduction of Gafisa’s share capital (and corresponding distribution of Tenda common shares to Gafisa’s shareholders) is not taxable under Brazilian law and accordingly Gafisa will not withhold taxes on such transactions. However, if Brazilian tax were to apply to the reduction of Gafisa’s share capital and Gafisa pays that tax, Gafisa may seek a reimbursement of such tax from the U.S. Holders. Provided that under Brazilian tax law the U.S. Holders are also liable for any such tax not withheld, U.S. Holders should consult their tax advisors concerning the ability to credit any such tax against their U.S. federal taxable income from other foreign sources in the appropriate foreign tax credit basket (which may be different from the foreign tax credit basket of the dividend income recognized upon the distribution of the Tenda shares).

Rights to Acquire the Offered Shares

Although the matter is not entirely clear, Gafisa expects that the distribution of rights to acquire the Offered Shares should be treated as a taxable distribution for U.S. federal income tax purposes and the remainder of this

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discussion so assumes. The distribution of such rights will be subject to the rules applicable generally to taxable distributions from Gafisa, as described in “—Taxation of the Distribution of Tenda Common Shares” above. Accordingly, U.S. Holders of Tenda common shares or Depositary Shares should expect to be required to include as dividend income the fair market value of the rights, as determined in U.S. dollars on the date of receipt by the U.S. Holder (in the case of Gafisa common shares) or by the Depositary (in the case of Depositary Shares). A U.S. Holder’s tax basis in a right should be equal to its fair market value on the date of receipt (that is, the amount includible in income as a dividend with respect to such right).

The amount of dividend income will include any amount withheld on the distribution in respect of Brazilian taxes and will generally be subject to the foreign tax credit rules applicable generally to taxable distributions from Gafisa, as described in “—Taxation of the Distribution of Tenda Common Shares” above.

As described in “The Separation—General,” U.S. Holders of Gafisa’s Depositary Shares generally will not be entitled to receive rights to acquire the Offered Shares. Instead, the Depositary will receive such rights from Gafisa and will use commercially reasonable efforts to sell such rights and remit the net cash proceeds pro rata to the U.S. Holders.  A U.S. Holder will recognize short-term capital gain or loss on a sale of rights by the Depositary in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s tax basis in the rights sold. As described in the preceding paragraph, a U.S. Holder of Depositary Shares should expect to recognize dividend income with respect to the distribution of rights to acquire the Offered Shares to the Depositary. If a U.S. Holder does not receive cash proceeds from the sale of rights by the Depositary in an amount sufficient to fund the tax liability (if any) on the dividend income, the U.S. Holder will be required to pay the shortfall from other sources.  In addition, if some or all of the rights expire without being sold, a U.S. Holder will generally recognize a short-term capital loss in an amount equal to its tax basis (if any) in such expired rights.  Subject to certain exceptions, capital losses are generally available to offset only capital gains and therefore generally cannot be used to offset any ordinary dividend income arising from the receipt of rights.

Any capital gain recognized on a sale of rights by the Depositary will generally be U.S. source gain for foreign tax credit purposes. Consequently, a U.S. Holder will not be able to credit any Brazilian income tax imposed on such gains against the U.S. Holder’s U.S. federal income tax liability unless the U.S. Holder has other taxable income from foreign sources in the appropriate foreign tax credit basket. Subject to applicable limitations, the U.S. Holder may be entitled to take a deduction for such Brazilian income tax. U.S. Holders should consult their tax advisors concerning the creditability or deductibility of any Brazilian income tax imposed on a sale of rights by the Depositary.

The appropriate treatment of the rights distribution is not entirely clear, and U.S. Holders should consult their tax advisors regarding the U.S. federal income consequences of the rights distribution (particularly if a market in the rights does not develop) and of any subsequent sale of such rights.

Gafisa’s PFIC Status After the Distribution of Tenda Shares

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains.  For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.  Because Gafisa’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets for each such year, there can be no assurance that Gafisa will not be a PFIC for the current or any other taxable year. Moreover, after the distribution of the Tenda common shares, Gafisa will own less than 25% of Tenda shares and, therefore, Gafisa’s income and assets will no longer include Tenda’s income and assets for purposes of determining Gafisa’s PFIC status. On a non-consolidated basis (i.e., without taking into account Tenda’s income), Gafisa had financial income for the 2016 taxable year in an amount that is substantial relative to its gross margin.  Gafisa may become a PFIC if its financial income for any taxable year constitutes 75% or more of its gross income (generally, the sum of Gafisa’s financial income and gross margin) for such year.

If Gafisa were to become a PFIC for any taxable year, the consequences to U.S. Holders of Gafisa’s Depositary Shares or common shares would be similar to the consequences that would apply to U.S. Holders of Tenda shares if

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Tenda were a PFIC, as described in the third paragraph under “—Taxation of the Ownership and Disposition of Tenda Common Shares—Passive Foreign Investment Company Rules” below. U.S. Holders should consult their tax advisors regarding the tax consequences to them if Gafisa were a PFIC for any taxable year and whether any election that results in alternative treatment to the general PFIC rules would be available.

Taxation of the Ownership and Disposition of Tenda Common Shares

Taxation of Distributions Paid on Tenda Common Shares

Distributions paid on Tenda common shares (including any amounts that are treated as interest on shareholders’ equity for Brazilian tax purposes and any Brazilian withholding taxes deducted from distributions), other than certain pro rata distributions of Tenda common shares, will be treated as dividends to the extent paid out of Tenda’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because Tenda does not prepare calculations of its earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be reportable to U.S. Holders as dividends.

Dividends will be treated as foreign-source dividend income. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code, and will not qualify for the preferential tax rates available to non-corporate shareholders on dividends received from certain qualified foreign corporations. A dividend will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend paid in reais will be the U.S. dollar value of the reais calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt, which will be U.S. source ordinary income or loss.

The amount of dividend income will include any amount withheld on the distribution in respect of Brazilian taxes. Subject to generally applicable conditions and limitations, some of which vary depending upon the U.S. Holder’s circumstances, Brazilian income taxes, if any, withheld from dividends on our common shares generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Brazilian tax withheld from dividends on our common shares, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued for the relevant taxable year.

Sale or Other Taxable Disposition of Tenda Common Shares

A U.S. Holder that disposes of our common shares in a taxable sale or other disposition will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the common shares disposed of, in each case as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Capital gain or loss, if any, will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder will not be able to credit any Brazilian income tax imposed on such gains against the U.S. Holder’s U.S. federal income tax liability unless the U.S. Holder has other taxable income from foreign sources in the appropriate foreign tax credit basket. Subject to applicable limitations, the U.S. Holder may be entitled to take a deduction for such Brazilian income tax. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any Brazilian income tax imposed on the disposition of common shares in their particular circumstances.

Passive Foreign Investment Company Rules

As discussed above under “—Gafisa’s PFIC Status After the Distribution of Tenda Shares,” in general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income or

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(2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

Tenda does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, and because there are uncertainties in the characterization of certain of our income and assets for PFIC purposes, there can be no assurance that Tenda will not be a PFIC for any taxable year.

Generally, if Tenda were a PFIC for any taxable year during which a U.S. Holder held its common shares, gain recognized by the U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of the common shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to any years before Tenda became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on the common shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares if Tenda were a PFIC for any taxable year. In addition, if a U.S. Holder owns Tenda common shares during any year in which it is a PFIC, the U.S. Holder will generally be required to file an Internal Revenue Service, or “IRS,” Form 8621 with respect to Tenda with its annual U.S. federal income tax returns, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to its ownership of Tenda common shares.

Information Reporting and Backup Withholding

Payments of dividends (including the distributions contemplated in this Information Statement) and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Market for Common Stock

As part of the separation, Tenda has initiated the process to list its shares on the Traditional segment of BM&FBOVESPA so that the Tenda shares are accepted for trading by no later than the date they are to be delivered to shareholders of Gafisa.

Trading Between Distribution Record Date and Distribution Date

Beginning on the Distribution Record Date and continuing up to and including the distribution date, there are two markets in Gafisa common stock: a “regular-way” market and an “ex-distribution” market. Shares of Gafisa common stock that trade on the “regular-way” market trade with an entitlement to receive shares of Tenda common stock in the distribution. Shares that trade on the “ex-distribution” market trade without an entitlement to receive shares of Tenda common stock in the distribution. Therefore, if you sell shares of Gafisa common stock in the “regular-way” market after the Distribution Record Date for holders of Gafisa shares and up to and including through the distribution date, you will be selling your right to receive shares of Tenda common stock in the distribution. If you own shares of Gafisa common stock at the Distribution Record Date for holders of Gafisa shares and sell those shares in the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of Tenda common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of Gafisa common stock that you sold.

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Furthermore, beginning on the Distribution Record Date for holders of Gafisa shares and continuing up to and including the distribution date, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market is a market for shares of Tenda common stock that will be distributed to Gafisa shareholders on the distribution date. If you own shares of Gafisa common stock on the Distribution Record Date for holders of Gafisa shares, you would be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of Tenda common stock, without trading the shares of Gafisa common stock you own, in the “when-issued” market. On the first trading day following the distribution date, we expect “when-issued” trading with respect to Tenda common stock will end and “regular-way” trading in Tenda common stock will begin.

In connection with the preemptive rights, with respect to the ADSs and GDSs, the Depositary for the ADS and GDS facilities have established 5:00 p.m. (NY time) on April 7, 2017 as the record date to determine the Gafisa ADS holders and the Gafisa GDS holders entitled to receive the net cash proceeds (if any) from the sale of the preemptive rights attributable to the Gafisa shares represented by Gafisa ADS, or the “ADS/GDS Rights Entitlement Record Date”. The ADS and GDS Depositaries will close the ADS and GDS books for ADS and GDS issuances and cancellations, and will not process any ADS or GDS issuances and cancellations, from close of business (NY time) on March 15, 2017 through close of business (NY time) on April 28, 2017 (or any extension thereof).

In connection with the distribution of Tenda Shares, in respect to the ADSs and GDSs, the Depositary for the ADS and GDS facilities have established (x) 5:00 pm (New York City time) on the same date that is established as the Distribution Record Date as the record date to determine the Gafisa ADS holders and Gafisa GDS holders entitled to request the receipt of Tenda shares and to receive the net cash proceeds from the sale of Tenda shares not requested nor received, and (y) the period to request Tenda shares from open of business in New York City on the date that is one business day following the Distribution Record Date for Gafisa ADS and GDS holders through close of business in New York City on the 10th business day in New York City following such date. The ADS and GDS Depositaries will close the ADS and GDS books for ADS and GDS issuances and cancellations, and will not process any ADS issuances and cancellations, from the close of business (NYC time) on March 15, 2017 through close of business (NYC time) on April 28, 2017 (or any extension thereof).

Conditions to the Distribution

Gafisa may cancel the distribution if (1) the reduction in Tenda’s capital stock, approved by its shareholders on December 14, 2016, is not consummated, (2) the distribution becomes unlawful pursuant to applicable law; or (3) in connection with the reduction in Gafisa’s capital stock, any Gafisa creditor objects to such capital stock reduction and such objection is not remedied.

Share Purchase and Sale Agreement

On December 14, 2016 Gafisa entered into a SPA with Jaguar, pursuant to which Gafisa will sell Tenda shares representing up to 30% of the total capital stock of Tenda, at the Price per Share. Pursuant to the SPA, Gafisa will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million.

The consummation of the transactions contemplated by the SPA is subject to, among others, the following conditions precedent:

•	a reduction in Tenda’s capital stock, without cancellation of shares, consisting of cash payments by Jaguar to Gafisa totaling R$100.0 million, adjusted by reference to the Brazilian short-term interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate, R$50.0 million of which will be due and payable on December 31, 2018, with the remaining amount due and payable on December 31, 2019;

•	a reduction in Gafisa’s capital stock, without the cancellation of shares, in the form of a distribution of Tenda common shares to Gafisa’s shareholders, representing 50% of Tenda’s total capital stock; and

•	the conclusion of the procedures related to the exercise by Gafisa shareholders of their preemptive rights to acquire, on a pro rata basis, the Offered Shares at the Price per Share.

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According to the SPA, Jaguar is required to purchase the proportion of the Offered Shares that were not purchased by the Gafisa shareholders pursuant to their preemptive rights to purchase such Offered Shares, or the “Outstanding Shares”, if such Outstanding Shares represent at least 20% or more of Tenda’s total capital stock. If the number of Outstanding Shares represents at least 19.99% or less of Tenda’s total capital stock, Jaguar may decide, in its sole discretion, whether to purchase such Outstanding Shares.

Agreements with Gafisa

Prior to the distribution, we will enter into a Separation and Distribution Agreement and one other agreement with Gafisa to effect the separation and provide a framework for our post-separation relationship with Gafisa. These agreements will provide for the allocation between Tenda and Gafisa of Gafisa’s assets, liabilities and obligations following the separation (including with respect to transition services, employee matters, real and intellectual property matters, tax matters and certain other commercial relationships)

In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to our separation from Gafisa and the distribution of our shares of common stock to Gafisa shareholders), we will enter into an agreement with Gafisa, pursuant to which Gafisa will agree to continue to act as guarantor of Tenda in connection with several existing financial agreements and insurance policies Tenda is party to and we will agree to pay Gafisa certain fees for such guarantees.

Reason for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to Gafisa shareholders that are entitled to receive shares of our common stock in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Gafisa nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

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Dividend Policy

The amount of any of our distributions of dividends and/or interest on shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our board of directors and our shareholders may consider relevant, as discussed below.

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors must make a recommendation concerning the allocation of the net income from the preceding year, which is subject to approval by our shareholders. Brazilian Corporate Law defines “net income” for any year as net income after income tax and social contribution for that year, net of any accumulated losses from prior years and any amounts allocated to statutory employees and management profit sharing in our net income in such year.

Notwithstanding this, pursuant to our bylaws, an amount not less than 25.0% of our annual adjusted net income must be made available for distribution in the form of dividends or payment of interest on shareholders’ equity in any year. This amount represents our mandatory dividend.

In any case, the calculation of our annual adjusted net income and the allocation to reserves are made based on our financial statements, in accordance with Brazilian Corporate Law. Therefore, our annual adjusted net income corresponds to our annual net income discounted by allocations to legal reserve and to contingencies’ reserves, as well as by any reversal of amounts from the contingencies’ reserves.

Brazilian Corporate Law, however, permits our shareholders to suspend the distribution of the mandatory dividend, in the event our board of directors informs the shareholders’ meeting that the distribution is incompatible with our financial position. The fiscal council, if established, must issue its report on the recommendation from the board of directors. Furthermore, as we are a listed company, our management must present justification for the suspension to the CVM.

Income not distributed on account of the suspension in the aforementioned manner will be allocated to a special reserve, and in the event they are not absorbed by subsequent losses, they must be paid by way of dividends as soon as our financial position so permits.

Reserves

Under the Brazilian Corporate Law, companies generally have two main reserve accounts: (i) earnings reserves; and (ii) capital reserves. Profit reserve accounts are comprised of the legal reserve, retained earnings reserve and the unrealized earnings reserve.

Legal Reserve

We are required to maintain a legal reserve to which we must allocate 5% of our net income for each year, until the aggregate amount in the reserve equals 20% of our capital stock. However, we are not required to allocate any amount to our legal reserve for any period in which our legal reserve, when added to our capital reserves, exceeds 30% of our capital stock. The legal reserve may be used to absorb losses or increase our capital stock. Shareholders at an annual meeting must approve the amount of net income allocated to the legal reserve, and once this allocation is approved, these amounts will not be available for the payment of dividends. Our bylaws contemplate a legal reserve that has, as its purpose, the approval of financing for development, implementation and expansion of our business. This reserve is limited to the total amount of our capital stock. As of September 30, 2016, we had no legal reserve due to accumulated losses.

Retained Earnings Reserve

Under Brazilian Corporate Law, the shareholders may decide to retain part of the net income for the period as provided for in a previously approved capital expenditure budget. When retained net income reserves are kept for longer than one year, the shareholders must review them at the annual general shareholders’ meeting. Allocation of part of the net income to the retained earnings reserve must not be made to the detriment of a mandatory dividend payment.

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Notwithstanding, pursuant to our bylaws, up to 71.25% of our annual adjusted net income may be allocated to incorporate the Investment Reserve in order to: (i) secure resources to the development of the activities of our controlled companies; and (ii) be used to redeem, reimburse or acquire shares of our capital stock, which may not exceed 80% of the paid-up capital stock. As of September 30, 2016, we did not have a retained earnings reserve.

Unrealized Income Reserve

Under Brazilian Corporate Law, if the mandatory dividend exceeds the “realized” portion of net income for the period, the excess may be allocated to an unrealized income reserve, and the mandatory dividend may be limited to the “realized” portion of the net income. Brazilian Corporate Law defines “realized” net income as the portion of net income for the period that exceeds the sum of the following amounts: (1) positive equity results (if applicable); and (2) net income, earnings or income that will be received after the end of the subsequent period. Net income recorded under the unrealized income reserve, when realized, if it has not been absorbed by losses in subsequent years, must be added to the first dividend declared after realization. As of September 30, 2016, we did not have any unrealized income reserve.

Capital Reserve

Under Brazilian Corporate Law, the capital reserve consists of premium from the issuance of shares, special reserves for premium on incorporation, transfer of founders’ shares, transfer of warrants, premium from the issuance of debentures, tax incentives, donations, stock options and investment subsidies. Capital reserves may only be used, among other things, for: (1) absorption of losses exceeding the retained earning reserve and income reserves; (2) redemption, reimbursement, or purchase of our shares; and (3) increase of our capital stock. Any portions allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory dividend. As of September 30, 2016, we had capital reserves totaling R$100.2 million.

Payment of Dividends and Interest on Shareholders’ Equity

Dividends. We are required by Brazilian Corporate Law and our bylaws to hold an annual general shareholders’ meeting within 120 days of the end of each year at which, among other items, the shareholders must vote to declare an annual dividend for the year ended, calculated based on our net income as set forth in our audited financial statements prepared for the applicable period.

Any holder of shares on the date on which the dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, annual dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any event, must occur before the end of the year in which the dividend is declared.

Our bylaws do not require that we index the amount of any dividend payment to inflation.

Each shareholder has a three-year period from the date in which the dividend or the interest on shareholders’ equity is made available to the shareholder to claim such amounts, after which the aggregate amount of any unclaimed payments legally reverts to us.

Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized income verified in semiannual financial statements. In addition, the board of directors may determine the use of balance sheets for periods of less than six months and declare dividends or interest on shareholders’ equity based on the income verified in such balance sheets, provided that the total amount of dividends paid in each semester of the year does not exceed the amounts accounted for in our capital reserve account, as set forth in paragraph 1 of Article 182 of the Brazilian Corporate Law. The board of directors may also pay interim dividends or interest on shareholders’ equity may also be paid from retained earnings or income reserve accounts based on the most recent annual or semiannual financial statements. Any payment of interim dividends or interest on shareholders’ equity may be set-off against the amount of mandatory dividends relating to the net income in the year in which the interim dividends were paid, except in the event where there is no mandatory dividend.

Until the date of this Information Statement, we have not declared or distributed any dividends to our shareholders.

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Interest on Shareholders’ Equity

Law No. 9,249/1995, as amended, allows a Brazilian company to make payments to shareholders characterized as interest on shareholders’ equity of the company as an alternative or in addition to making dividend distributions and treat those payments as deductible expenses for purposes of calculating Brazilian corporate income and social contribution taxes on net income. For tax purposes, this deduction is limited to the daily pro rata variation of the Brazilian long-term interest rate, or “TJLP”, as determined by the Central Bank from time to time, and the amount distributed as interest on shareholders’ equity may not exceed the greater of:

•	50.0% of net income (after deduction of social contribution tax on net profits and before the provision for corporate income tax and the amounts attributable to shareholders as interest on stockholders’ equity) for the period in respect of which the payment is made; or

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to WHT at the rate of 15.0%, or 25.0% if the Non-Brazilian Holder is domiciled in a Tax Favorable Jurisdiction (as defined below). Payments of interest on shareholders’ equity to a Non-Brazilian Holder may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian WHT, plus the amount of declared dividends is at least equal to the mandatory dividend

Distributions of interest on shareholders’ equity to Non-Brazilian Holders may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Dividend Distribution Policy

Although our management may decide to constitute any reserves permitted pursuant to regulation or our bylaws, and to the extent consistent with our interests and our financial condition, we intend to distribute as dividends at least 25.0% of our annual net income, as adjusted pursuant to Article 202 of Brazilian Corporate Law.

Restrictions on Dividend Payments

The indenture of our first issuance of debentures predicts an acceleration clause if we make any payment of dividends, interest on shareholders’ equity or any other profits’ participation that may be described in our bylaws, when in arrears with the debenture holders, except for the payment of the minimum mandatory dividend.

Notwithstanding the above mentioned, there are no restrictions on dividend payments imposed by law or regulation specifically applicable to us, as well as there are no such restrictions imposed by contracts, court decisions, administrative or arbitration decisions.

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Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Central Bank has intervened occasionally to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated, as reported by the Central Bank:

Year	Period-end	Average(1)	Low	High
2012	2.044	2.006	1.822	2.112
2013	2.343	2.160	1.953	2.446
2014	2.656	2.354	2.197	2.740
2015	3.905	3.330	2.575	4.195
2016	3.559	3.590	2.894	4.195

Month	Period-end	Average(2)	Low	High
August 2016	3.150	3.217	3.150	3.273
September 2016	3.246	3.256	3.193	3.333
October 2016	3.181	3.186	3.119	3.236
November 2016	3.393	3.321	3.202	3.444
December 2016	3.259	3.356	3.259	3.465
January 2017	3.127	3.197	3.127	3.273
February 2017	3.099	3.104	3.051	3.148
March 2017 (through March 23, 2017)	3.125	3.126	3.077	3.174

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

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Capitalization

The following table sets forth our actual capitalization as of September 30, 2016. This table below sets forth our capitalization as of September 30, 2016, derived from our unaudited interim consolidated financial statements as of September 30, 2016. The table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Information Statement.

We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on September 30, 2016 and is not necessarily indicative of our future capitalization or financial condition.

The table below sets forth our capitalization as of September 30, 2016 derived from our unaudited interim consolidated financial statements as of September 30, 2016.

	As of September 30, 2016
	(in thousands of U.S.$)(1)	(in thousands of R$)
Current liabilities:
Loans and financing	5,945	19,298
Debentures	31,666	102,793
Non-current liabilities:
Loans and financing	23,815	77,307

Capital	367,815	1,194,000
Capital reserves and reserve for granting stock options	30,878	100,235
Accumulated losses	(51,072)	(165,789)
Non-controlling interests	9,125	29,621
Total equity	356,746	1,158,067
Total capitalization(2)	418,172	1,357,465

(1)	Converted only for convenience, using the commercial selling rate as reported by the Central Bank on September 30, 2016 for reais into U.S. dollars of R$3.2462 per U.S.$1.00. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date.

(2)	Our total capitalization represents the sum of our current and non-current loans and financing, debentures and our total equity. This definition may differ from that used by other companies.

There has been no material change in our capitalization since September 30, 2016, except for:

(i)	a capital reduction totaling R$100 million we concluded in December 2016 in connection with the transaction between Jaguar and Gafisa;

(ii)	the payment of principal on our first issuance of debentures totaling R$100 million; and

(iii)	the CCB transaction we entered into with Banco Votorantim in the first quarter of 2017, totaling R$21.8 million.

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Business

Overview

We are one of Brazil’s largest publicly traded real estate developers based on the general sales value of new projects launched and net contracted sales in the last 12 months, which totaled R$1.3 billion and R$1.1 billion, respectively. We develop and build residential units in Band 2 of the Brazilian government’s MCMV program. We have exclusively focused our operations in six of the largest metropolitan areas in Brazil (São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife).

The MCMV program was created by the Brazilian government in April 2009 with the objective of reducing the housing deficit in Brazil through government financing and subsidies for low-income housing. The MCMV program is divided into three main income bands (which we refer to as Band 1, Band 2 and Band 3), with a focus on providing affordable housing for families with monthly incomes of up to R$4,650. In March 2010, the Brazilian government launched the second phase of the MCMV program (Programa de Aceleramento de Crescimento – PAC), which was implemented from 2011 to 2014 and which financed and built approximately 2.3 million housing units, with approximately 1.4 million additional housing units currently under construction. On March 30, 2016, the Brazilian government launched the third phase of the MCMV program, which aims to build approximately two million housing units by 2018, including 800,000 housing units for families in Band 2.

In 2015, we launched 30 Band 2 housing projects totaling R$1.1 billion in general sales value and R$1.0 billion in net contracted sales. In 2015, our SoS ratio, was 53.0%, the highest ratio among all publicly traded real estate developers, according to data published by the CVM and BM&FBOVESPA. For the year ended December 31, 2015, we had net operating revenue of R$851.0 million, with an adjusted gross income margin of 30.6%, and net income attributable to our controlling shareholder of R$30.3 million. For the nine months ended September 30, 2016, we launched 30 projects with R$968.6 million and R$830.2 million in general sales value and net contracted sales, respectively, and our SoS ratio was 44.7%, compared to an SoS ratio of 48.7% for the same period in 2015. For the nine months ended September 30, 2016, we had net operating revenue of R$765.8 million, with an adjusted gross income margin of 31.6% and net income attributable to our controlling shareholder of R$36.5 million.

We operate in six of the largest metropolitan regions of Brazil, as shown in the map below.

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Since 2013, we have launched 81 housing projects totaling R$3.0 billion in general sales value and of these projects we have delivered 42 projects totaling R$1.4 billion and 9,854 units. The table below sets forth the number of units we launched for the periods and regions indicated:

	Nine months ended September 30,	Year ended December 31,
	2016	2015	2014	2013
	(number of units)
Sao Paulo	1,057	2,180	720	1,380
Rio de Janeiro	1,738	1,751	1,511	300
Salvador	1,520	1,584	1,220	780
Recife	576	944	432	—
Belo Horizonte	780	372	432	—
Porto Alegre	1,400	880	—	—
Total	7,071	7,711	4,315	2,460

In 2012, we conducted an extensive review of our then existing business strategy. That same year, we decided to temporarily reduce our launch activities in order to focus on completing and selling all of our legacy projects in the following years. At the beginning of 2012, we had 30,944 outstanding units related to our legacy projects, all of which we sold by the end of 2015. At the same time we worked to complete our legacy projects, we started to shift our focus toward projects in Band 2 of the MCMV program. In 2013, we implemented our current business model, which is built on four pillars:

•	Project financed at launches. We do not launch a project or commence sales unless such project has qualified for “member funding”, has obtained municipal approvals, and has been formally approved and registered by the associated financial institutions eligible to provide financing to our clients in connection with the MCMV program. “Member funding” finances residential developments, urban development rehabilitations and urbanized lot productions through the Member Letter of Credit Program (Programa de Carta de Crédito Associativo). This program is funded by the FGTS. The FGTS imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other things, to use the funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. The CEF is the agency responsible for managing the funds deposited in the FGTS and allows our clients to obtain financing directly with the financial institutions that are associated with the MCMV program. We believe that “member funding” considerably mitigates the financial and execution risks associated with our development projects and is a condition to our commencing pass-through sales with individual clients, as described below.

•	Pass-through sales. We do not sell a unit to a client unless such client has individual credit approval with the financial institution that has formally approved (or provided) “member funding” for the relevant unit, which we refer to as a “pass-through” sale since the client credit risk is passed on to the financial institution. We believe this reduces our exposure to client credit risk and working capital risk, reduces the risk of contract cancellations because of the shorter period during which we are exposed to client credit risk, and shortens our operating cycle. We believe this pillar also contributes to a more efficient sale and delivery of the unit.

•	Direct salesforce and showrooms. As part of our marketing strategy, we conduct the majority of our sales efforts through our own salesforce out of our own showrooms. This allows us to provide high quality and targeted training to our employees, which we believe has resulted in a more efficient sales process. We believe that using our own workforce and our own showroom allows us to maintain greater presence in the metropolitan areas in which we operate to better serve our clients, exercise a higher degree of control over the management of our sales processes, and reduce related costs and overhead.

•	Aluminum-mold technology. All of our units are currently built with concrete walls using aluminum-mold technology. We believe this construction method is suited to the operational and financial dynamics of the MCMV program and contributes to a highly streamlined and efficient construction cycle. Given the

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financial dynamics of operating within the MCMV program, it also contributes to increased efficiency in managing the capital we employ to build our projects. We believe using aluminum-mold technology, consistent with our standardization strategy, allows us to efficiently replicate projects on a cost-effective basis in the metropolitan regions in which we operate. Aluminum-mold technology requires a specialized workforce for mold assembly, and we believe this contributes to increased workforce productivity and expertise. In addition, we also believe that our construction method allows us to delay construction on a project until the majority of the units of that project have been sold (and “passed through”), which significantly reduces our need for working capital.

We believe the four pillars of our current business model give us significant competitive advantages in the affordable housing segment, and allow us to execute our projects with greater efficiency, minimize use of our own working capital, mitigate execution risks, simplify project management, and facilitate economies of scale.

In addition to the four pillars, our current business model also focuses on the following key aspects:

•	Standardization of our units. Each unit we build consists of two bedrooms, a bathroom and a living room with an eat-in kitchen. We believe the standardization of our units has resulted in building processes comparable with industrial assembly lines and has reduced complexity in our construction methods. Standardization allows us to replicate our projects more efficiently because we are able to evaluate variables across our projects, such as construction periods, cost per unit, delivery dates and required workforce, among others.

•	Focus on key metropolitan regions. We operate in six of Brazil’s largest metropolitan areas: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. We believe this has significantly streamlined our project management activities, and has reduced the need for us to enter into partnerships with local development companies whose strategies may not be aligned with ours. All of our projects and developments are currently wholly-owned. We also believe the economies of scale in the areas in which we operate allow us to negotiate competitive prices with our service providers and suppliers, which reduces our underlying costs and allows us to maintain competitive sales prices for our units.

History

Our headquarters are located at Rua Álvares Penteado, 61, 5th Floor, in the city of São Paulo, state of São Paulo. The telephone number of our investor relations department is +55 (11) 3111-2711 and the e-mail is ri@tenda.com. Our website is www.tenda.com/investidores. The information contained in our website is not part of, and is not incorporated by reference in, this Information Statement.

We were founded in 1993 in the city of Belo Horizonte and began operating in January 1994. In February 1999, our transformation into a sociedade anônima was approved and we adopted our current name. In the same year, we began expanding our operations into São Paulo and, in 2006, into the city of Rio de Janeiro.

The year 2007 was marked by the entry of new shareholders and by our preparation for growth. In the first half of that year, we began operating in the metropolitan areas of Salvador, Porto Alegre, Goiânia, Brasília and Vitória. On July 30, 2007, our management and that of EDSP92 Participações S.A. (one of our shareholders at the time) agreed to merge both companies. As a result of this merger, the Company received the net assets of EDSP92 Participações S.A., in the amount of R$20,381 thousand while the shareholders of EDSP92 Participações SA, namely, Modal Participações S.A. and Diniz Ferreira Baptista, Ramiro Lopes de Oliveira, Thomaz Srougi, Luiz Claudio do Nascimento, Mauricio Luis Luchetti and José Antonio Mourão, became direct shareholders through the subscription of 687,800 shares issued by us, representing 14.75% of our total and voting capital.

On October 15, 2007, we concluded an initial public offering in Brazil of 67 million shares, at a price per share of R$9.00, with aggregate proceeds of R$603 million, resulting in the sale of 55.07% of our capital stock. We became listed on the Novo Mercado segment of BM&FBOVESPA.

In October 2008, our shareholders approved the merger by us of shares of FIT Residencial Empreendimentos Ltda., a company controlled by Gafisa. As a result of the merger of FIT Residencial Empreendimentos Ltda. by us, Gafisa became our parent company, holding approximately 60% of our outstanding shares.

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In December 2009, we were merged into Gafisa, with the exchange of our shares for those of Gafisa at an exchange ratio agreed to between Gafisa and the independent committee constituted in order to negotiate the transaction.

As a consequence of the merger, we became a wholly-owned subsidiary of Gafisa and our shares were no longer traded on the BM&FBOVESPA and in June 2010 we converted our registration with the CVM to a publicly held company on category B registration, pursuant to CVM Instruction No. 480/09.

In 2011, Gafisa began implementing a strategic plan to implement a corporate reorganization aimed at improving its performance. This plan contemplated a new organizational structure for the Gafisa group’s brands (Gafisa, Tenda and Alphaville) and the appointment of executive officers responsible for income and losses of each brand, with each brand being treated as a separate business unit. This strategy was aimed at promoting the sustainable growth of the Gafisa group, including us, by improving margins and stabilizing cash flow.

At that time, our new management decided to freeze the launches of new projects while we finalized ongoing projects, which had been launched using a different set of construction processes and methods called legacy projects. Our management took advantage of this period to analyze our competitive position in the Brazilian real estate sector and determined that we could be competitive in the segment of the market centered on Band 2 of the “My House, My Life” (Minha Casa Minha Vida) housing program. As a result, we began operating under a new business concept based on four pillars, called foundation or current business model, which served as the basis for its business model for projects beginning in 2013.

We chose to focus only on metropolitan areas, with our current operations being focused on São Paulo, Rio de Janeiro, Belo Horizonte, Salvador, Recife and Porto Alegre.

On February 7, 2014, we and Gafisa announced to the market that the management of Gafisa was authorized by its board of directors to initiate studies for a potential spin-off of the company from Gafisa, in order to enhance value creation for Gafisa and its shareholders. The rationale for this was the fact that the two companies have different strategic and operational profiles, different capital structures and relatively low synergies between their operations.

On July 2014, the application for conversion of our publicly-traded registration with the CVM into a Category A company, pursuant to CVM Instruction No. 480/09, was approved.

On April 29, 2015, we and Gafisa announced to the market stating that the potential spin-off of the business units was still in progress, aiming to achieve conditions understood as sufficient for its implementation. Since the beginning of the process, several activities had already been carried out with a view to perform the spin-off, such as the conversion of our publicly-traded registration with the CVM.

On August 16, 2016, we and Gafisa announced to the market that the companies continued to work on the analysis of strategic alternatives for the spin-off, aiming at maximizing value for the shareholders of Gafisa, which would involve an offer of securities and/or a sale of equity interest, in addition to the spin-off itself.

On December 14, 2016, we, Gafisa and Jaguar entered into the SPA for the sale, in a private transaction, of up to 30% of the shares issued by Tenda, at a price of R$8.13 per share. Under the terms of the SPA, Gafisa will receive cash proceeds of R$231.7 million, valuing Tenda’s full capital stock of R$539.0 million.

Our Operations

Our corporate purpose is (i) the execution of civil construction works, (ii) the promotion of, participation in, administration or production of real estate projects of any nature, including incorporation and allotment of own or third-party real estate, (iii) the acquisition and sale of real estate, ready or to be built, residential or commercial, land and ideal fractions linked to future units, (iv) the rendering of services, (v) the intermediation of the commercialization of consortium quotas, (vi) the participation in other companies in Brazil and abroad and (vii) the development and implementation of marketing strategies related to own and third party real estate projects.

Acquisition of Land

Developing and selling real estate units starts with acquiring the land on which construction is to occur.

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Based on strategy planning, we identify cities with sufficient demand to support steady operations - i.e., where we can build housing units on a continuous basis. Certain key factors utilized by our management in deciding on land purchases and new developments are also established, such as the location, expected demand for the new development, the existing inventory of housing units in the region, and the cost of acquiring the relevant plots of land.

When suitable terrain is identified, a study is first undertaken to determine the best way to utilize the space, using our standard design. This preliminary study forms the basis for an analysis of economic viability of the project, which takes into account, among other variables, revenues, costs, timeframe to conclude sales, pricing, and timing, so as to assess the project’s potential profitability. Based on internal studies, information on the expected demand for the proposing housing unit and potential competition is also analyzed.

Once these phases are completed, we commence legal diligence on the property, to identify encumbrances, liens and covenants, ways to surmount them (if possible) and their costs. We also begin conducting diligence focused on environmental and technical aspects.

Each decision to purchase land is analyzed and approved by the executive committee and submitted to the board of directors when so required under the terms of the committee’s internal regulations. For more information on our committees and boards, see “Management”.

We use swaps in order to acquire new land, through which the seller is granted a given number of the units of the development to be built on the land, or a percentage of the revenues from sales of the units in the development. This reduces our cash needs and helps maximize returns. When implementing this swap strategy is not possible or commercially attractive, land is acquired through cash payments. The acquisition of the land is done both through private agreements and public deeds, in which we generally seek to include clauses and conditions that ensure closing on the land in order to protect our holding of the land even in the event of a judicial challenge to the transaction. As of September 30, 2016, 12.5% of the land we owned was acquired through swaps, and 87.5% was acquired through cash payments.

Our current landbank represents approximately R$4.2 billion in general sales value, consisting of 127 different projects/phases, of which 24% are in São Paulo, 14% in Rio Grande do Sul, 22% in Rio de Janeiro, 6% in Minas Gerais and 34% in the Northeast, specifically in Bahia and Pernambuco.

We intend to maintain a portfolio of land that permits us to capture its full growth potential, since we believe maintaining land enables us to accelerate the launch rate for new developments. We intend to continue to acquire land in the regions we have identified as strategic, through cash transactions and physical and financial swaps, when possible.

The following table presents the total amount of our potential sales in reais and the representation of the total swaps we have in relation to the total value of the potential units for the indicated periods:

	Potential sales (in thousands R$)	% Swap Total	Potential Units
September 30, 2016	4,204	12.5%	31,123
December 31, 2015	4,733	14.2%	34,422
December 31, 2014	3,955	13.9%	28,936
December 31, 2013	2,428	25.8%	20,018

Project Development

We have a department dedicated to product development, which is responsible for analyzing the housing need of each city we operate in preparing the initial studies for the land prospecting phase, as well as legal drafts, descriptive memoranda, and the images and materials used by the marketing and sales departments.

The teams, including architects, engineers, and marketing and sales professionals, work together on planning and preparing our development projects. At this stage, a team responsible for preparing the business plan, budget and assessment of the financial viability of each of our projects is also involved. Concurrently with planning the developments, we initiate the process of obtaining all the necessary regulatory and governmental licenses and

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approvals, as well as selecting and entering into the necessary agreements with a financial institution to finance the development.

The stages of the development processes are summarized in the diagram below:

The entirety of the affordable entry-level housing units we build are buildings of four or five floors with 2-bedroom apartments and a private area of approximately 40 square meters. The prices at which we offer the housing units we construct are suited to and aimed at potential buyers falling within Band 2 of the program, whose monthly household income ranges from R$2,350 to R$3,600.

Construction

Before commencing any new project, the teams involved prepare studies, analyses and plans to create the most appropriate product possible. The construction model and the system for planning and control were developed to optimize productivity and minimize losses of raw materials. We analyze the performance of each project on a monthly basis, and have adopted a system to manage quality that was certified for ISO 9001:2008 and PBQP-H Siac 2012 – level A, by Fundação Bureau Veritas.

We invest continuously in developing new technologies. Our construction includes building concrete walls utilizing aluminum molds. This technological model has facilitated a variety of optimizations in the cost of construction and a planned management of the support areas; by means of the continuous improvement and synchronization of the construction projects.

Our procurement team is structured so as to take advantage of the opportunities generated by our construction model and its ramifications, thereby generating gains from the standardization and synchronization of our construction projects. This procurement model has generated significant savings in contracting services and acquiring materials, including through the use of strategic agreements with suppliers.

Marketing and Sales

We have two types of marketing structures to attract clients: (i) our own showrooms, and (ii) sales stands. Our showrooms are always located in areas with significant traffic, and are principally meant to generate scale in sales and provide after-sale customer service. The sales stands are “satellites” of the showrooms and provide extra reach to the sales system. The stands are set up in areas permitting work in the micro-region of the development being launched.

Currently, we have 44 showrooms and some mobile sales stands, all of which sell the entire portfolio of products in their respective regions.

Utilizing an internal sales team guarantees that the sales teams is familiar with our brand and products. This provides the sales team with the best and most complete arguments to convince potential clients to purchase our products, flexibility for framing the products of interest, and capacity to adjust the payment options to the client’s cash flow.

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The marketing campaign is planned in advance and generally commences 30 days before launching a development. After filing the applicable papers with the competent real estate recording office, we begin publicizing the development in compliance with applicable law. We base our campaign on our reputation for quality developments which are affordable for the incomes of our target customers, and on the support of real estate financing from the banks underwriting construction. The developments are advertised through newspapers, television, direct marketing and the distribution of fliers in neighboring areas, as well as through telemarketing centers and internet sites. In addition, we invest in publicizing the brand itself in order to facilitate brand recognition among potential clients.

Our marketing and market intelligence department is responsible for planning and executing all our campaigns.

Client Financing

We and the entities we control allow buyers of the housing units we construct to pay in installments, utilizing bank financing granted under Band 2 of the “My House, My Life” (Minha Casa Minha Vida) housing program currently through CEF or BB.

Clients pay directly to us or the entities we control a percentage of the sales price for the unit prior to delivery of the property, and the remaining balance is paid through bank financing.

The entirety of financings through CEF or BB are utilized by clients whose monthly income does not exceed 10 times Brazil’s minimum wage. This financing model involves differentiated interest rates and maturities adapted to the financial capacity of these clients.

Competition

The real estate market for affordable entry-level housing segment in Brazil is highly competitive, characterized principally by limited pricing, low execution costs, special bank financing, design, quality, reputation, reliability, and on-time delivery.

In the majority of the states in which we are active, our main competitor is MRV Engenharia e Participações S.A. Due to the high level of market fragmentation, no single developer or builder has been able to obtain a significant share in the development and construction markets in all the income segments. Given this fragmentation, there is no consolidated quantitative information on our segment to analyze market share and competition on a national level. Except for the large metropolitan regions, where there are figures for the large competitors with shares listed on the BM&FBOVESPA, in the other regions one generally finds less capitalized small- and medium-sized local competitors. We believe we occupy an important position in the markets in which we are active.

Seasonality

Although the Brazilian real estate market generally is not seasonal, during January, February, July and December the market slows down. These months coincide with school holidays, resulting in delays in decisions to buy housing units.

Raw Materials and Suppliers

We seek to maintain long-term relationships with our suppliers, which are periodically assessed. Upon identifying any problems, we work together with the relevant suppliers to try to resolve them. However, whenever necessary, we switch suppliers.

We have no agreements for exclusivity with suppliers. We work with anticipated scheduling that facilitates intelligent production planning in order to meet the specified demand. This model helps anticipate any diversions or delays and also allows better relationships with the suppliers. The result of this strategy is that in recent years we have had no significant construction delays.

Our relationships with suppliers are not controlled or regulated by the government.

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Dependence on limited suppliers

One of the pillars of our current business model is to build exclusively using aluminum mold technology.

The sequencing model for our construction work and the high level of reutilization and exploitation of the molds has led us to work with one specific supplier for this input. Our molds are produced outside Brazil. To avoid delays in the supply of this material, our policy is to buy in advance and maintain a reasonable inventory to sustain our operations and minimize dependence on the supplier. Problems with this supplier may negatively impact the timing of some of our constructions projects.

As part of our constant technological development, we are working on a restricted basis with a new mold supplier, with a view to mitigating the risks of dependence and improving our productivity.

Notwithstanding the situation with the supply of aluminum mold technology, we are not dependent on or vulnerable in relation to any other supplier, since we work with a diversified array of suppliers. In general, suppliers are selected based on general proposals, with the objective of identifying those that offer quality materials on the best terms. Every supplier must meet the minimum quality standards required for each development. There are controls for the number of construction works served by suppliers and their capacity for demand.

Price Volatility

The great variety of raw materials we have acquired in the last three years have on average represented 54% of the total cost of our construction projects, excluding the cost of the land. The sole raw material representing 5% of the total cost is the steel used in reinforced concrete. For the nine-month period ended September 30, 2016, the INCC index measuring the variation in the cost of construction was 5.35%, while in 2015 it was 7.49%, in 2014 it was 6.94%, and in 2013 it was 8.14%. The IGP-M, which is the indicator utilized for inflation indexing of the selling price for units, for the nine-month period ended September 30, 2016 was 6.48%, while in 2015 it was 10.54%, in 2014 it was 3.67%, and in 2013 it was 5.52%. We work constantly to develop new construction techniques and to use alternative inputs to minimize cost increases, employ qualified workforce and improve the construction process.

Regulation

Real estate development requires a series of governmental licenses, the principal of which are listed below. In the course of our business, we and the entities we control have generally been maintaining close relationships with the agencies responsible for governmental authorizations, so as to adapt our business to their demands without adversely affecting our performance.

The prior approvals for developments or subdivisions, authorizations to start construction, and certificates of occupancy are issued by the local municipalities provided that the applicable rules for the use and occupation of land are complied with.

Installing developments in areas of special interest, such as historic and cultural preservation areas, requires additional authorizations issued in advance by the applicable federal, state and municipal authorities.

Environmental Licensing

Brazilian environmental law establishes that installing developments that in any way materially impact the environment requires prior environmental licensing. This procedure is required both for the initial phases of the development and during the course of the development, and all such licenses issued must be periodically renewed. The Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or the IBAMA, is responsible for granting these licenses for projects with regional or national environmental impact. In other cases, the municipal or state agencies are responsible for granting these environmental licenses, depending on the extent of the environmental impact caused by a given project.

The environmental licensing process consists of three phases: a preliminary license, an installation license, and an operating license. The preliminary license, issued during the preliminary planning phase of the development, approves the location and basic concept, and establishes the conditions and technical requirements to be observed in

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further stages of development. The installation license authorizes the construction of the project. The operating license authorizes the commencement and continuation of operational activities. Operating licenses are subject to compulsory renewal depending on their validity.

The licensing of developments causing significant environmental impact, established beginning in July 2000, requires environmental offset payments as determined by the environmental licensing agency, in accordance with the degree of environmental impact caused by the development, to establish and/or maintain an Integral Protection Conservation Unit (e.g. national parks, biological reserves, etc.).

Building real estate developments normally requires grading the land, disposing of waste, and in many cases cutting back vegetation. These activities depend on prior authorization from the competent environmental agencies. As a condition to issuing such authorizations, these agencies may establish technical demands and offsetting measures, such as planting trees, or even the acquisition of forested areas at least equal in size to the impacted areas.

Brazilian legislation also requires special protections for certain specific types of flora and areas with special ecological purposes, imposing additional legal requirements to remove or handle such vegetation.

The licensing of projects with material environmental impacts located in a conservation unit or within its buffer zone will depend on prior authorization from the conservation unit’s managing office.

Meanwhile, the suppression and intervention in areas for permanent preservation is restricted to circumstances involving public utility, the social interest or low environmental impact, and depend on the prior authorization of the competent environmental agency.

The development of projects that require gathering water from flows or groundwater, as well as the discharge of effluents into water flows, are subject to specific water use grants, to be issued by the relevant authorities. Water use grants are subject to certain conditions and technical requirements, including maximum capacity requirements and effluent treatment standards.

Lacking necessary authorizations and/or consents, failing to comply with their conditions, or taking actions without complying with the applicable environmental standards and regulations, constitute administrative violations. Persons found to have committed such administrative violations are subject to sanctions that may range from fines to the suspension or definitive interdiction of construction of the development, as well as criminal liability and an obligation to remediate and/or indemnify relevant parties for any environmental damage caused.

Environmental Practices

We are subject to municipal, state and federal laws and regulations relating to environmental protection.

Before acquiring any property, we attempt to conduct and evaluation of on all the relevant environmental aspects, with an emphasis on any springs, trees, other types of vegetation and any areas for permanent preservation. All costs relating to complying with the environmental regulation to which we are subject are considered in the viability studies for our developments but are not material when compared to the total sales prices of the developments.

At September 30, 2016, we had not committed ourselves to any national or international standards relating to environmental protection. We currently seek to comply with environmental law in accordance with standards established in the areas where new projects are developed.

Trademark

We hold the “Tenda” trademark, which is duly registered with the Instituto Nacional da Propriedade Industrial - INPI for our market segment. The “Tenda” brand is fundamental to developing our products, and any loss of this trademark would have a material adverse effect on our activities.

Licenses for the Developments

The regulation applicable to the real estate sector requires us to obtain various licenses relating to each and every new development, which means we are dependent on obtaining such licenses.

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Human Resources

Employees

As of September 30, 2016, we had 1,617 employees allocated to financial administration, business development, operations and sales areas. The following table sets forth the total number of our employees by business area and geographic location as of the dates indicated:

		Number of employees
		As of December 31,			As of September 30,
Branch (state)	Board of Executive Officers	2013	2014	2015	2016
Bahia	Financial Administration.	19	9	9	8
	Business Development.	9	8	9	9
	Operations	100	107	136	187
	Sales	28	32	38	55
	Subtotal	156	156	192	259
Distrito Federal	Financial Administration.	0	0	0	0
	Business Development	0	0	0	0
	Operations	2	0	0	0
	Sales	2	1	1	0
	Subtotal	4	1	1	0
Goiás	Financial Administration.	0	0	0	0
	Business Development.	0	0	0	0
	Operations	2	0	0	0
	Sales	10	5	2	0
	Subtotal	12	5	2	0
Maranhão	Financial Administration.	0	0	0	0
	Business Development.	0	0	0	0
	Operations	21	0	0	0
	Sales	0	0	0	0
	Subtotal	21	0	0	0
Minas Gerais	Financial Administration.	13	13	12	8
	Business Development.	12	13	9	9
	Operations	71	42	48	86
	Sales	38	35	29	38
	Subtotal	134	103	98	141
Pará	Financial Administration.	1	0	4	2
	Business Development.	0	0	0	0
	Operations	16	3	1	0
	Sales	25	13	11	9
	Subtotal	42	16	16	11
Pernambuco	Financial Administration.	1	2	4	4
	Business Development.	0	6	5	4
	Operations	0	46	92	90
	Sales	11	18	30	43
	Subtotal	12	72	131	141
Rio de Janeiro	Financial Administration.	9	14	9	10

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	Business Development.	12	12	12	12
	Operations	237	124	136	175
	Sales	42	48	55	89
	Subtotal	300	198	212	286
Rio Grande Do Sul	Financial Administration.	4	5	4	4
	Business Development.	4	5	6	6
	Operations	18	8	91	90
	Sales	19	18	27	65
	Subtotal	45	36	128	165
Sao Paulo	Financial Administration.	62	150	177	196
	Business Development.	21	27	23	26
	Operations	160	166	208	260
	Sales	54	63	100	132
	Subtotal	297	406	508	614
Total		1,023	993	1,288	1,617

Outsourced

We have no control over the quantity of outsourced people who work with us, given the large volume of construction, and the fact that we contract the service - and not the labor - directly. We estimate the number of outsourced workers based on the quantity of people designated for the volume of jobs under construction, at their different phases, in each of Brazil’s regions. The services normally provided are as follows: execution of structure, electric and plumbing installations, masonry, foundation equipment, façade and painting.

	Number of Outsourced
	As of December 31,			As of September 30,
Region	2013	2014	2015	2016
CW/N	0	0	0	0
NE	750	333	789	675
SE	3238	1,011	845	875
S	492	0	142	327
Total	4,480	1,344	1,776	1,877

Turnover

The table below sets forth our average annual turnover rate of voluntary departures of employees for the indicated periods:

	December 31, 2013	December 31, 2014	December 31, 2015	September 30, 2016(1)
Average annual turnover rate (voluntary departures)	15.4%	9.6%	8.7%	6.6%

(1)	The result of September 30, 2016 shows the accumulated annualized turnover rate from January to September.

Relationships with Unions

The majority of our employees and outsourced professionals in São Paulo are represented by the Sindicato dos Trabalhadores nas Indústrias de Construção Civil de São Paulo – SINTRACON. Each year our Sindicato da Indústria da Construção Civil de Grandes Estruturas no Estado de São Paulo – SINDUSCON-SP negotiates the collective bargaining agreements applicable to our employees with the SINTRACON.

The majority of our employees and outsourced professionals in Rio de Janeiro are represented by the Sindicato dos Trabalhadores nas Indústrias da Construção Civil, de Ladrilhos Hidráulicos e Produtos de Cimento e de Mármores e Granitos, e da Construção e de Estradas, Pavimentação e Obras de Terraplanagem em Geral e Manutenção e Montagem Industrial do Município do Rio de Janeiro – SINTRACONST-RIO. Each year our

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Sindicato da Indústria da Construção Civil no Estado do Rio de Janeiro – SINDUSCON-RIO negotiates the collective bargaining agreements applicable to our employees with the SINTRACONST-RIO.

Each of the other regions similarly negotiate their collective bargaining agreements.

Payroll and Benefits

Our policy for our executive compensation is to pay below-average fixed compensation but above average short-term variable compensation. In addition, our principal executives are eligible for long-term incentives. For other employees, our policy is to pay market wages and adjust them in accordance with labor law and the collective bargaining agreements for the applicable employee categories. We also increase salaries based on performance and the level of commitment of our employees.

Our employees are eligible for different benefits depending on their positions, such as life insurance, medical assistance, dental assistance, meal vouchers, childcare assistance, transport vouchers and parking. The benefits offered are commensurate with the relevant geographic location of our employees and their role within our organization, and not all employees are entitled to all benefits.

In addition, our management and certain employees are entitled to additional compensation under our stock option plans. For more information about our stock option plans, see “Management—Stock Option Plans.”

Legal and Administrative Proceedings

We and our subsidiaries are currently party to several legal and administrative proceedings arising from the normal course of our business, principally relating to labor, tax, social security, civil and environmental claims, including proceedings with a likelihood of probable, possible and remote risks of loss. We record provisions in our balance sheets in accordance with accounting rules. The determination of the amounts provisioned is based on a case by case analysis of each contingency by our internal and external counsel and, with respect to labor claims, based on prior experience regarding claim amounts. We establish provisions in amounts we deem sufficient to cover probable losses in connection with future settlements.

As of September 30, 2016, based on the history of success/loss in connection with legal and administrative proceedings arising from the normal course of our business and an analysis of the main claims in that regard, proceedings pursuant to which loss was classified as “possible” totaled R$451.0 million, based on average past outcomes adjusted to current estimates. We have not established provisions for these amounts because in the opinion of our management, it is not necessary to recognize provisions for occasional losses.

Civil claims

As of September 30, 2016, we and our subsidiaries were party to 8,063 civil proceedings, totaling approximately R$469 million. Of these actions, we were the plaintiff in 274 actions and the defendant in 7,789 actions, with aggregate amounts of R$1.6 million and R$467 million, respectively. As of September 30, 2016, the provisions for civil claims totaled R$35 million.

As of September 30, 2016, 4,604 (or 57.1%) of the 8,063 civil proceedings that we and our subsidiaries were party to involved ordinary course matters relating to delays in the delivery of units. As of September 30, 2016, the provisions for these ordinary course claims totaled R$28.0 million.

Labor claims

As of September 30, 2016, we and our subsidiaries were defendants in 1,638 labor proceedings, of which approximately 53% were filed by outsourced workers. As of September 30, 2016, the provisions for labor proceedings totaled R$17.0 million, of which R$6.0 million related to labor claims filed by employees of third party contractors.

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Tax and Social Security claims

As of September 30, 2016, we and our subsidiaries were party to administrative and judicial tax and social security proceedings involving tax and social security liabilities in the aggregate amount of R$229 million.  As of September 30, 2016, the provision for tax and social security liabilities amounted to R$3 thousand.

Environmental claims

We and our subsidiaries are subject to ongoing investigations and procedures (both civil and criminal) relating to certain environmental proceedings in which we are defendants, in connection with alleged damage to the environment caused by our activities, the alleged implementation of developments without the necessary environmental licenses and allegations that certain of our operations are not in compliance with the corresponding environmental licenses.

These investigations and procedures may eventually result in public environmental claims against us and the findings in these inquires may give rise to other administrative and criminal claims.

As of September 30, 2016, the provision for environmental claims totaled R$0.3 million.

Judicial Deposits

As of September 30, 2016, judicial deposits we were required to make in accordance with court orders relating to certain tax, civil and labor claims totaled R$23.7 million.

Arbitration

We are party to six arbitration proceedings. The risk of an unfavorable decision in each arbitration proceeding is as follows: (1) in the two proceedings in which our counsel has classified the risk of loss as “probable”, we may be required to make payments of amounts that we are unable to estimate at this stage of the proceedings; (2) in the three proceedings in which our counsel has classified the risk of loss as “possible”, we may be required to make payments totaling R$46.5 million; and (3) in the one remaining arbitration proceeding by partners seeking to discuss damages suffered in connection with breach of contract and in which our counsel has classified the risk of loss as “remote”, we may be required to make payments of amounts that we are unable to estimate at this stage of the proceedings.

As of September 30, 2016, we had no provisions for arbitration proceedings.

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Management

Under our bylaws, we are managed by our board of directors (conselho de administração), which currently consists of five members, and by our board of executive officers (diretoria), which currently consists of ten members. We may also establish a non-permanent fiscal council that would consist of three members.

Board of Directors

Our board of directors is our decision-making body responsible for the formulation and implementation of the general guidelines and policies of our business, including our long-term strategies. Our board of directors is also responsible for appointing and supervising our executive officers. Under Brazilian Corporate Law, our board of directors is also responsible for hiring our external independent auditors. Most decisions of the board must be approved by a majority vote of the directors present.

According to our bylaws, our board of directors must have a minimum of five and a maximum of seven members. Directors are elected as a body at our shareholders’ meeting for a two-year term and may be reelected or removed at any time by our shareholders at a special shareholders’ meeting.

Under Brazilian Corporate Law, each director is elected by the holders of our common shares at the annual shareholders’ meeting (Assembleia Geral Ordinária). In addition, pursuant to Brazilian Corporate Law, a director is prohibited from (i) voting on any matter that would result in such director having a conflict of interest with us; and (ii) borrowing funds or assets from us without prior authorization from our shareholders in a shareholders’ meeting or from our board of directors. See “Description of Capital Stock—Board of Directors.” The members of our board of directors will hold their offices until the annual shareholders’ meeting of 2018.

Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Instruction No. 282, of June 26, 1998, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced to 5 to 10% based on the value of their capital stock. Taking into consideration our current capital stock, shareholders representing 6% of the voting capital may request the adoption of cumulative voting to elect the members of our board of directors. If cumulative voting is not requested, our directors must be elected by the majority vote of the holders of our common shares, in person or represented by a proxy. The shareholders holding, individually or jointly, at least 15% of our voting shares are entitled to appoint one director and his alternate on a separate ballot.

The table below sets forth the names, ages, positions and dates of election of the members of our board of directors. All of the members of our board of directors are independent.

Name	Age	Position	Most Recent Date of Appointment
Odair Garcia Senra	69	Director	November 22, 2016
Cláudio José Carvalho de Andrade	45	Director	November 22, 2016
Rodolpho Amboss	43	Director	November 22, 2016
Nelson Machado	68	Director	November 22, 2016
Pedro Henrique Almeida Pinto de Oliveira	53	Chairman	November 22, 2016

We present below a brief biographical description of each member of our board of directors.

Odair Garcia Senra. Mr. Senra is currently a member of our board of directors. He started his career as an intern at former Gomes de Almeida Fernandes and occupied different positions in Gafisa S.A., such as construction engineer, general manager of construction, construction officer, and institutional relations officer. Currently, Mr. Senra also holds the following positions: chairman of the board of directors of Gafisa S.A.; member of the board of directors of Alphaville Urbanismo S.A.; executive officer of SECOVI SP – Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais de São Paulo, union for the companies involved in buying, selling and managing real estate in São Paulo; vice president of SINDUSCON SP – Sindicato da Indústria da Construção Civil do Estado de São Paulo, union for the construction companies in São Paulo; member of the board of directors of Instituto Mauá de Tecnologia, appointed as a representative of SINDUSCON SP; member of the Consulting Counsel of FIABCI/Brasil – Federação Internacional das Profissões Imobiliárias; and executive officer of BRIO Investimentos Imobiliários S.A., a real estate asset management company. He holds a

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bachelor’s degree in civil engineering from the Civil Engineering School of Mauá and was also a professor at the Civil Engineering School of Mauá in 1972.

Cláudio José Carvalho de Andrade. Mr. Andrade is currently a member of our board of directors, and partner of Polo Capital Gestão de Recursos and several other real estate asset and management companies that form part of the Polo companies group. He is also a member of the board of directors of Gafisa S.A. and a member of the board of directors of Casa e Video Rio de Janeiro S.A., an electronic retail company. He holds a degree in business administration from EAESP Getulio Vargas Foundation University.

Rodolpho Amboss. Mr. Amboss is a member of our board of directors. He also holds the following positions: member of the board of directors of Gafisa S.A.; founding partner and managing director of Silverpeak Real Estate Partners LP, real estate asset management and fund; member of the board of directors of BR Properties, a construction company specializing in industrial sheds and large commercial buildings. He holds a degree in civil engineering from Rio de Janeiro Federal University and a master’s degree in business administration from the Booth School of Business of the University of Chicago.

Nelson Machado. Mr. Machado is a member of our board of directors. Over the past five years, Mr. Machado has held the following positions (i) officer of Rocha e Machado Consultoria Ltda., a consulting firm.; (ii) chairman of the audit committee of the IRB Brasil RE; (iii) member of the board of directors of Gafisa S.A. In addition, he has held the following management positions in public companies: (a) member of the board of directors of Caixa Econômica Federal; (b) member of the board of directors of Brasilcap Capitalização S.A., an entity of Banco do Brasil S.A. specialized in capitalization securities; (c) member of the board of directors of Brasilprev Seguros S.A., an entity of the Banco do Brasil S.A. specialized in insurance; (d) member of the board of directors of FINAME, a special agency of industrial financing; (e) member of the board of directors of Petroquisa S.A., an entity of Petrobras group with operations in the petrochemical industry; (f) member of the fiscal council of Vale S.A., a publicly-held mining company; (g) member of the fiscal council of CESP – Companhia Energética de São Paulo, a publicly-held company engaged in generating electricity; (h) member of the fiscal council of Comgás - Companhia de Gás de São Paulo, a publicly-held company engaged in distributing piped natural gas; (i) member of fiscal council of Terrafoto S.A. Atividades de Aerolevantamentos, a publicly-held company specialized in photogrammetry; and (j) member of the fiscal council of Companhia Metropolitana de Habitação de São Paulo – Cohab–SP, a publicly-held company with the purpose of facilitating access to housing to low income population. He holds a law degree from Brasilia University (UnB), a master’s degree in business from EAESP/FGV – SP and a doctorate in accounting and controlling from FEA/USP. On November 17, 2015, Mr. Machado issued a statement to the Federal Police (Regional Superintendence of São Paulo) in connection with the so-called Operação Zelotes (Operation Zealots) investigations being conducted by the Federal Police related to the period during which he held the position of executive secretary of the Ministry of Finance (between 2007 and 2010). At the beginning of 2016, Mr. Machado was summoned as a defense witness to the criminal proceedings related to the Operação Zelotes investigations. As of the date of this Information Statement, the Operação Zelotes investigations are ongoing and there are no further developments or statements by the Federal Police or the Public Prosecutor’s Office in that regard.

Pedro Henrique Almeida Pinto de Oliveira. Mr. Oliveira is currently the chairman of our board of directors and a member of the fiscal council of Tarpon S.A., an asset management company. Over the past five years, Mr. Oliveira has held the following positions (i) partner of Porto BSB Engenharia Ltda., an entity engaged in real estate development in Brasília, and as a consequence of this position, Mr. Oliveira is also administrator of the following companies (SPEs): PHO Participações Imobiliárias Ltda., Porto BSB Participações Ltda, Leuven Incorporadora Ltda., Disco Incorporadora Imobiliária Ltda., Gent Incorporadora Ltda., Jequitibá Incorporadora Imobiliária Ltda., Lafa Participações Imobiliárias Ltda., Lafani Participações Imobiliárias Ltda., Luik Incorporadora Ltda., Oriental Participações Imobiliárias Ltda., Capa Incorporadora Ltda., Sigma Incorporadora Ltda., Vilta Incorporadora Ltda., and ON Participações Ltda.; (ii) officer of Realty GAP Participações S.A., a private company; (iii) member of the board of directors of Minerva S.A., a food industry company; (iv) member of the board of directors of Odebrecht Agorindustrial S.A., a company of the Odebrecht’s group, with focus on the production and commercialization of biofuels, specially ethanol; (v) member of the board of directors of CELES – Centrais Elétricas de Santa Catarina, an entity focused on marketing and distribution of electricity in Santa Catarina; and (vi) member of the board of director of COMGAS – Companhia de Gás de São Paulo, a publicly-held company engaged in distributing piped natural gas. He holds a bachelor degree in civil engineering from PUC University of Rio de Janeiro and a master’s degree in business administration from KU Leven in Belgium.

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Board of Executive Officers

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines established by our board of directors. Under Brazilian Corporate Law, each executive officer must be a Brazilian resident. Additionally, not more than one-third of the members of our board of directors may be executive officers at any given time.

Our executive officers are appointed by our board of directors for three-year terms and may be reelected or removed by our board of directors at any time. Our bylaws require that our board of executive officers must have a minimum of two and a maximum of twelve members. Currently, our board of executive officers consists of ten members appointed at the meeting of our board of directors held on May 22, 2015, except for Mr. Ricardo Couto de Prada who was appointed at the meeting of our board of directors held on December 1, 2015.

Our investor relations office is located in the city of São Paulo, in the State of São Paulo.

The table below sets forth the names, ages, positions and dates of election for the current term of office of the members of our board of executive officers:

Name	Age	Position	Most Recent Date of Election
Rodrigo Osmo	40	Chief Executive Officer	April 22, 2015
Felipe David Cohen	38	Investor Relations Officer	April 22, 2015
Daniela Ferrari Toscano de Britto	42	Operations Officer	April 22, 2015
Fabricio Quesiti Arrivabene	43	Operations Officer	April 22, 2015
Marcelo de Melo Buozi	43	Operations Officer	April 22, 2015
Sidney Ostrowski	37	Operations Officer	April 22, 2015
Alexandre Millen Grzegorzewski	44	Operations Officer	April 22, 2015
Alex Fernando Hamada	43	Operations Officer	April 22, 2015
Rodrigo Fernandes Hissa	38	Operations Officer	April 22, 2015
Ricardo Couto de Prada	43	Operations Officer	December 1, 2015

We present below a brief biographical description of each member of our board of executive officers.

Rodrigo Osmo. Mr. Osmo is currently the chief executive officer and coordinator of our Investment Executive Committee and of our Ethics Committee. Over the last five years, Mr. Osmo has held the following positions (i) officer of development and business and chief executive officer of Gafisa S.A.; and (ii) manager officer of Alphaville Urbanismo S.A., company whose main activity is the construction and development of real estate projects, of which we hold 30% of its total capital stock. He holds a bachelor’s degree in chemical engineering from Escola Politécnica – USP and an MBA from Harvard Business School.

Felipe David Cohen. Mr. Cohen is currently chief financial officer and investor relations officer, as well as a member of our Financial, Investment Executive and Ethics Committees. Over the last five years, Mr. Cohen has held the following positions (i) chief executive officer and member of the board of directors of Sá Cavalcante S.A., a privately-held company whose main activity is the construction, development and management of shopping centers; and (ii) associate officer of UBS Investment Bank S.A. in the United States of America, an investment bank. He holds a bachelor’s degree in mechanical and production engineering from PUC-RJ and a masters in finance from PUC-RJ. He also holds an MBA from the Wharton School, University of Pennsylvania.

Daniela Ferrari Toscano de Britto. Ms. Britto is currently an operations officer. Ms. Britto began her career at Gafisa S.A., as a trainee and covering various fields, such as construction, projects, costs, financial planning and incorporation. Over the last five years, Mrs. Britto has held the following positions (i) our business officer , and currently holding the operating officer position; and (iii) manager and owner of businesses in Gafisa S.A. She holds a bachelor’s degree in civil engineering from Universidade Mackenzie, a post-graduation degree in production engineering from Fundação Vanzolini – USP, an MBA from Ibmec SP and a certificate in executive education in leadership and innovation from Harvard Business School.

Fabricio Quesiti Arrivabene. Mr. Arrivabene is currently an operations officer. Over the past five years, Mr. Arrivabene has held the following positions (i) our regional business of Rio de Janeiro officer, and our national

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manager of sales and real estate credit, and currently is an operating officer and a member of our Investment Executive Committee; (ii) national manager of sales, officer of direct operating and national officer of sales and real estate credit of Gafisa S.A.; and (iii) commercial manager of Companhia de Bebidas das Américas (Ambev), a public-held drinks company. He holds a bachelor’s degree in production engineer from the Federal University of São Carlos and an executive MBA from the Business School of São Paulo.

Marcelo de Melo Buozi. Mr. Buozi is currently an operations officer. Over the past five years, Mr. Buozi has held the following positions (i) our businesses officer, and member of our Investment Executive Committee; and (ii) businesses manager and businesses officer of Gafisa S.A. He holds a bachelor’s degree of civil engineering from Fundação Armando Álvares Penteado – FAAP and a business management MBA from Fundação Getúlio Vargas – FGV.

Sidney Ostrowski. Mr. Ostrowski is currently an operations officer. Mr. Ostrowski began his career at Gafisa S.A. as a trainee, and worked in several areas and held different positions, such as construction engineer, general manager of construction, etc. Over the last five years, Mr. Ostrowski has held the following positions (i) our businesses officer and member of our Investment Executive and Ethics Committee; and (ii) operating officer of Gafisa S.A. He holds a bachelor’s degree in civil engineering from Universidade Mackenzie, a real estate management MBA from FAAP/SP and a business management MBA from Fundação Dom Cabral/MG.

Alexandre Millen Grzegorzewski. Mr. Grzegorzewski is currently an operations officer. Over the last five years, Mr. Grzegorzewski has been the businesses officer and regional officer responsible for P&L of the Rio de Janeiro’s branch of Gafisa S.A. He holds a bachelor’s degree in civil engineering from Escola Politécnica – Universidade de São Paulo.

Alex Fernando Hamada. Mr. Hamada is currently an operations officer. Over the last five years, Mr. Hamada has held the following positions (i) shared services’ center officer of Gafisa S.A.; (ii) member of our Ethics Executive Committee; and (iii) product officer and projects and shared services’ center officer of Walmart Brasil S.A., a privately-held company engaged in retail and wholesale trade. He holds a bachelor degree in business administration from Universidade São Marcos and a business management MBA from Fundação Getúlio Vargas - FGV.

Rodrigo Fernandes Hissa. Mr. Hissa is currently an operations officer. Over the last five years, Mr. Hissa has held the following positions (i) manager of the construction group of Gafisa S.A.; and (ii) our operating officer, having also held the positions of manager of construction group I and II, regional construction manager and manager of incorporation. He holds a bachelor’s degree in civil engineering from Universidade de Fortaleza, a post-graduation for specialization in civil construction from Universidade Federal do Ceará is currently studying for a construction and real estate management MBA from Fundação Getúlio Vargas – FGV.

Ricardo Couto de Prada. Mr. Prada is currently an operations officer. Over the last five years, Mr. Prada has held the following positions (i) our planning manager and financial controller and businesses manager of the Rio de Janeiro’s branch, and regional manager of Rio Grande do Sul; (ii) projects manager of the Estruturadora Brasileira de Projetos S.A., an entity that, with the authorization of the Public Ministry, coordinates and integrates activities related to studies for structuring concessions and public-private partnerships to be auctioned by the state entity; and (iii) incorporation manager of Cyrela Brasil Realty S.A. – RJZ Cyrela, a publicly-held company whose main activity is the construction and developments of real estate. Cyrela Brasil Realty S.A. – RJZ Cyrela is one of our competitors, but it does not integrate the same economic group. He holds a bachelor’s degree in production engineering from Universidade Federal do Rio de Janeiro and a business management MBA from Ibmec Business School – RJ.

Board Committees

We currently have two non-statutory committees the Investment Executive Committee and the Ethic Executive Committee. We also have two statutory committees the Financial Committee and the Remuneration, Nomination and Corporate Governance Committee.

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Investment Executive Committee

The Investment Executive Committee of the Company must have at least three and not more than five members, elected by the board of directors, among the executive directors (whether or not statutory) of the Company and/or of its controlled companies. The current members of the Investment Executive Committee took office on May 5, 2016 and it is composed by Messrs. Rodrigo Osmo, as committee coordinator, Felipe David Cohen, Fabricio Quesiti Arrivabene, Marcelo de Melo Buozi and Sidney Ostrowski. Our Investment Executive Committee is a non-permanent body and its duties are, among others, to: (1) analyze, discuss and recommend land acquisitions and new real estate developments; (2) advise our executive officers during the negotiation of new deals and the structuring of new developments; (3) supervise the beginning of new projects and their related cash flows; and (4) in special cases, assist in the negotiation and structuring of new types of business. Each decision by our investment committee to acquire land is made by ensuring that the investment meets the minimum return threshold set by us and comparing it with other potential investments. Such decision is made independent of the geographical location of the investment in order to maximize return on our capital allocation as a whole.

Ethics Executive Committee

Our Ethics Executive Committee must have at least three and not more than six members, elected by the board of directors, among the executive directors (whether or not statutory) and/or those of our controlled companies, and our managers, allocated in the following departments: (i) financial; (ii) legal; (iii) people and management; (iv) operations; and (v) internal audit. The current members of the Ethics Executive Committee took office on May 5, 2016 and it is composed of six members: Messrs. Rodrigo Osmo, as the committee coordinator, Felipe David Cohen, Alex Fernando Hamada, Sidney Ostrowski and Daniel Gobi Lopes. This committee is responsible, among other duties, for the actions related to violation of our code of ethics and to our guidelines, solving ethics conflicts and evaluating the adequacy of amendments to the code of ethics and our guidelines, as well as proposing them to the board of directors.

Financial Committee

Our Financial Committee must have at least three members nominated by the Compensation, Appointment and Corporate Governance Committee and elected by the board of directors. The current members of the Financial Committee took office on May 5, 2016, reflecting a change in the composition of the committee, which occurred on November 22, 2016, and it is composed of three members: Messrs. Nelson Machado, as committee coordinator, Felipe David Cohen, and Odair Garcia Senra. This committee, among other responsibilities, evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies, as well as reviews and discusses the audited annual and quarterly financial statements with our management and our independent auditors.

Compensation, Appointment and Corporate Governance Committee

The Compensation, Appointment, and Corporate Governance Committee must have at least three members, all of them also members of the board of directors and elected by such board, and at least one of them shall have prior experience with the management of human resources and in the performance of functions related to the establishment of policies of compensation, corporate goals, and recruiting and retaining people. The current members of the Compensation, Appointment, and Corporate Governance Committee took office on May 5, 2016 and consist of three members: Messrs. Cláudio José Carvalho de Andrade, as committee coordinator, Rodolpho Amboss, and Pedro Henrique de Oliveira. This committee, among other things, reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees, as well as considers and periodically reports on matters relating to the amount of members, identification, selection and qualification of the board of directors, executive officers and candidates nominated for the board of directors and its committees and is responsible for overseeing compliance with the corporate governance principles applicable to us under our bylaws and other policies, as well as for proposing improvements and changes to such applicable principles.

Fiscal Council

Under Brazilian Corporate Law, the conselho fiscal, or fiscal council, is a corporate body that must be independent of our board of directors, management and external auditors. The primary responsibility of the fiscal

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council is to oversee management, analyze the financial statements and report its findings to the shareholders. The fiscal council is not the equivalent of an audit committee as contemplated by U.S. securities laws.

According to our bylaws, whenever appointed, our fiscal council must consist of three members, with an equal number of alternates. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have served as a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council.

Under Brazilian Corporate Law, when a fiscal council is not permanent, it must be established at a shareholders’ meeting upon the request of shareholders who, in the aggregate, hold at least 10% of the voting shares, and its members must remain in office until the annual shareholders’ meeting of the year following their election. According to CVM Instruction No. 324, as of January 19, 2000, this 10% threshold may be reduced to as low as 2% of our voting shares, depending upon the value of our capital stock. In addition, if we have a majority controlling shareholder or a group of controlling shareholders, minority shareholders holding in aggregate at least 10% of our voting shares have the right to designate one member to the fiscal council as well as his or her alternate, and the remaining shareholders may elect one more member than the total number of members elected by the minority shareholders.

If control is exercised by a shareholder holding less than 50% of our capital stock or by shareholders that are not members of a group of shareholders, Brazilian Corporate Law establishes that the majority controlling shareholder or the group of shareholders which, isolated or as a group, are holders of shares representing 10% or more of our capital stock, have the right to elect, in a separate election, one member and his or her alternate. The other shareholders or groups of shareholders will have equal rights and must observe the same rules and conditions. The other shareholders, with the exception of those who voted in the election of the member of the fiscal council in a separate election as referred to above, will be able to elect the members and alternates which, in any case, will be the same number as those elected as described above, plus one.

The fiscal council cannot include members of our board of directors, our board of executive officers or employees, members of the board of directors, executive officers or employees of any company that we control or that is under common control with us and/or spouses or relatives of our management. In addition, under Brazilian Corporate Law, each member of the fiscal council is entitled to receive compensation equal to at least 10% of the average salary paid to our executive officers, excluding fringe benefits, bonuses and income sharing arrangements.

Our fiscal council has been in place since April 2009 and the current appointment occurred on April 27, 2016, at the shareholders’ meeting held on the same date, and operates on a non-permanent basis.

The following table lists the current members of our fiscal council:

Name	Age	Position	Most Recent Date of Election
Olavo Fortes Campos Rodrigues Junior	54	Member	Apr 27, 2016
Peter Edward Cortes Marsden Wilson	44	Member	Apr 27, 2016
Dimitri Lopes Ojevan	38	Member	Apr 27, 2016

We present below a brief biographical description of each member of our fiscal council.

Olavo Fortes Campos Rodrigues Junior. Mr. Rodrigues is currently a member of our fiscal council and also holds the following positions: (a) member of the fiscal council of Gafisa S.A.; (b) member of the fiscal council of Usinas Paulista Lavrinhas and Paulista Queluz de Energia S.A., privately-held companies that operates in the hydroelectric generation sector and marketing of energy - PCHs; (c) partner officer of OREA Consultoria Empresarial, a company that operates in the consulting industry in business management and corporate governance; and (d) president of the Fundação São Isidoro, a non-profit foundation. Mr. Rodrigues began his career at Arthur Andersen in audit and consulting areas. He has experience in the management of service companies, industry and retail, and has worked at Carrefour, Pepsi-Cola Engarrafadora, Alcoa Brasil and Argentina and Grupo Siciliano, as chief executive officer. Over the last five years, Mr. Campor has held the following positions (i) member of the fiscal council of Duke Energy International, Geração Paranapanema S.A., a company that operates in the hydroelectric generation sector and energy trading; (ii) member of the board of directors of Renova Energia S.A., a publicly-held company that operates in the renewable energy sector, particularly wind power; (iii) alternate member of the fiscal council of São Carlos Empreendimentos e Participações S.A., asset management company of

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commercial real estate; and (iv) member of the fiscal council of Alphaville Urbanismo S.A., a company that operates in urban land development sector, and of which hold 30% of the total capital stock. He holds a bachelor’s degree in business administration from Universidade Mackenzie.

Peter Edward Cortes Marsden Wilson. Mr. Wilson is currently a member of our fiscal council. Over the last five years, Mr. Wilson has acted as partner responsible for the corporate finance and restructuring areas of medium-sized enterprises of Managrow Consultoria Estratégica em Finanças Ltda. Additionally, Mr. Wilson has held/holds the following management positions: (i) current member of the fiscal council of Gafisa S.A.; (ii) current member of the board of directors of Banco Mercantil do Brasil S.A., a financial institution; (iii) current member of the fiscal council of B2W S.A., retail industry company; (iv) member of the fiscal council of Bradespar S.A., an investment holding company in non-financial institutions; (v) member of the fiscal council of Vivo S.A., a telecommunications industry company; (vi) member of the fiscal council of Banco Pine S.A., a financial institution; (vii) member of the board of directors of Confab Industrial S.A., metallurgical society; (viii) member of the board of directors of Minupar Participações S.A., a holding investments in participating companies operating in the processing of pork and poultry products; (ix) current member of the fiscal council of Heringer S.A., a company engaged in the production, marketing and distribution of fertilizers; and (x) member of the fiscal council of Trisul S.A., a company engaged in the development of real estate ventures, operating in the same sector of the Company. He holds a bachelor’s degree in business administration from and a professional master’s degree in finance and economy, both from Fundação Getulio Vargas/SP.

Dimitri Lopes Ojevan. Over the last five years, Mr. Ojevan is currently a member of our fiscal council and has held/holds the following positions (i) senior analyst and operating manager at Caixa Econômica Federal, and third party asset management and is currently executive manager of structured funds at Caixa Econômica Federal; (ii) member of the fiscal council of Queiroz Galvão Desenvolvimento Imobiliário S.A., a privately held company whose main activity is the construction and development of real estate projects; (iii) member of the fiscal council of Odebrecht Realizações Imobiliárias, a privately held company whose main activity is the construction and development of real estate projects; (iv) alternate member of the board of directors of EMBRAPORT – Empresa Brasileira de Terminais Portuários S.A.; and (v) alternate member of the board of directors of Logbras Participações e Desenvolvimento Logístico S.A. The Queiroz Galvão Desenvolvimento Imobiliário S.A. and the Odebrecht Realizações Imobiliárias are our competitors, but they do not integrate the same economic group. He holds a bachelor’s degree in accounting from Universidade Mackenzie and a post-graduation course in Investment Funds from Pontifícia Universidade Católica PUC/SP and Instituto Trevisan.

Compensation

According to our bylaws and Brazilian Corporate Law, our shareholders are responsible for setting the aggregate compensation we pay our directors and executive officers. In addition, our board of directors is responsible for allocating the aggregate compensation among directors and executive officers. In each of 2015, 2014 and 2013, total compensation to our board of directors and board of executive officers totaled R$7.7 million, R$11.3 million and R$9.8 million, respectively. On April 27, 2016, the annual compensation to our executive officers and board members was approved at our general shareholders’ meeting in the aggregate amount of R$18.1 million.

The table below sets forth the proportion of each element of total compensation for our executive officers and members of our board of directors for 2015.

Executive Officers
Fixed compensation	66%
Variable compensation	6%
Stock option	28%
Board of Directors
Fixed compensation	30%
Variable compensation	70%

The table below sets forth the compensation paid to our executive officers and members of our board of directors for the periods indicated:

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	Expected for the year ending December 31,	Year ended December 31,
	2016	2015	2014	2013
	(in thousands of R$, except average number of members)
Executive Officers
Average number of members	10.17	10.08	8.75	8.58
Fixed compensation
Salary	5,440.4	4,959.1	4,116.0	3,574
Benefits	715.5	703.6	568.7	443.9
Other	1,088.1	991.8	791.7	719.2
Variable compensation
Bonus	—	—	—	—
Income sharing	7,251.8	632.7	5,634.2	5,072
Stock-based compensation	2,275.6	2,802.3	2,590.7	—
Other	—	—	—	—
Total	16,771.4	10,089.5	13,701.3	9,809.1

Board of Directors
Average number of members	8.83	10	10	4
Members receiving remuneration	2.58	2.75	0.67	0
Fixed compensation
Salary	342.5	336.2	126.3	—
Benefits	—	—	—	—
Other	68.5	67.2	25.3	—
Variable compensation
Bonus	—	—	—	—
Income sharing	—	—	—	—
Stock-based compensation	—	—	—	—
Total	411.0	403.4	151.6	—

Insurance

Gafisa has contracted civil liability insurance coverage for acts carried out by their and our directors and executive officers in the course of their duties. The maximum amount of coverage is U.S.$50 million. Following the reorganization of our corporate structure, we will be required to contract another insurance.

Stock Option Plans

Our stock option plan, as adopted under the terms of article 168, §3 of the Brazilian Corporate Law, was approved at an extraordinary shareholders’ meeting held on August 11, 2014. Based on the plan, our board of directors or a committee, as applicable, can establish programs granting stock options to our administrators and management level employees.

In addition, some of our executives are beneficiaries of the stock option programs approved and issued by our parent Gafisa in 2011, 2012 and 2013, based on Gafisa’s stock option plan approved at a shareholders’ meeting held on June 18, 2008.

Our and Gafisa option plans seek to: (1) stimulate expansion and success in pursuit of their corporate purposes, by permitting the respective beneficiaries to acquire shares of their issuance; (2) attract high level administrators and employees to provide their services, by offering them the additional advantage of becoming our shareholders and Gafisa’s shareholder with a potential edge; and (3) aligning the interests of the high level administrators and employees with the interests of their shareholders.

The 2014 Program

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Pursuant to our stock option plan, our 2014 program and its respective regulations were approved by our board of directors on August 11, 2014 and amended on November 22, 2016, establishing a global number of 5,010,000 common shares, corresponding at that date to 8.35% of our capital stock.

As of the date of this Information Statement, beneficiaries under the 2014 program have been granted 42,259,687 options, of which 1,100,400 have been revoked due to the departure of beneficiaries. The options granted in the context of the 2014 program may be exercised through March 31, 2024, and the strike price for each option granted in the context of the 2014 program was R$0.77. In a meeting of our board of directors held on February 2, 2016, the strike price for the options granted in the 2014 program was adjusted from R$0.77 to R$0.85, so as to correctly reflect our assessment value as ascertained by an independent bank at the time the program was approved.

The 2016 Program

Pursuant to our stock option plan, our 2016 program and its respective regulations were approved by our board of directors on May 9, 2016 and amended on November 22, 2016, establishing a global number of 120,000 common shares, corresponding at that date to 0.20% of our capital stock.

As of the date of this Information Statement, beneficiaries under the 2016 program have been granted 1,637,067 options. The options granted in the context of the 2016 program may be exercised through March 31, 2026, and the strike price for each option granted in the context of the 2016 program is R$0.88.

For more information about our stock option plan, see note 19.2 to our unaudited interim consolidated financial statements as of and for the nine-months period ended in September 30, 2016.

Agreements and Other Obligations Among Executive Officers and Directors

As of the date of this Information Statement, other than employment agreements or any agreements pertaining to the stock option plan, there are no other business arrangements between us, our executive officers and our directors.

Family Relationships

As of the date of this Information Statement, the members of our board of directors and our executive officers did not have any family relationships among themselves, with the members of the boards of directors of our subsidiaries, with our controlling shareholder or with the boards of directors of our subsidiaries.

Legal and Other Administrative Proceedings Involving our Management

None of our directors or executive officers is currently involved in any administrative or judicial proceedings arising from our operations or from their service with us.

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Stock Ownership

As of the date of this Information Statement, our capital stock was R$1,094,000,000, fully issued and paid-in comprising 54,000,000 common shares without par value, all of which had been fully paid-in. Pursuant to our bylaws, our board of directors may increase our capital stock up to the limit of our authorized capital stock of R$900,000.00 without seeking specific shareholder approval, upon authorization of the board of directors, regardless of any amendment to our bylaws. Our shareholders must approve any capital increase in excess of that amount at a shareholders’ meeting.

As of the date of this Information Statement, all of the outstanding shares of Tenda common stock are owned by Gafisa. After the distribution, Gafisa may retain no more than a 20% interest in Tenda’s total capital stock (assuming that the sale to Jaguar is consummated pursuant to the SPA). The following table provides information with respect to the expected beneficial ownership of Tenda common stock by each of our shareholders who we believe will be a beneficial owner of more than 5 percent of Tenda outstanding common stock (assuming they maintain such ownership positions when the distribution occurs) based on current publicly available information. We based the share amounts on each person’s beneficial ownership of Gafisa common stock as of the dates indicated below and applying the distribution ratio of one share of our common stock for every share of Gafisa common stock after the reverse split.

Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the distribution, Tenda will have outstanding an aggregate of approximately 54,000,000 shares of common stock based upon approximately 27,000,000 shares of Gafisa common stock outstanding, assuming no exercise of Gafisa stock options, and applying the distribution ratio of one share of our common stock for every share of Gafisa common stock after the reverse split.

To the extent our directors and executive officers own Gafisa common stock at the Distribution Record Date, they will have the right to exercise their preemptive rights over the Offered Shares, as described under “The Separation,” on the same terms as other holders of Gafisa common stock.

Holdings of Major Shareholders

The following table sets forth information regarding each shareholder who is expected to beneficially own more than 5 percent of our common stock following the distribution (as of the date of such shareholder’s Schedule 13G filing for Gafisa with the SEC):

Name and address of beneficial owner	Amount of beneficial ownership(1)	Percentage
Jaguar Real Estate Partners, LP	16,200,000	30.00%
Gafisa S.A.	10,800,000	20.00%
Polo Capital Gestão de Recursos Ltda. and Polo Capital Internacional Gestão de Recursos Ltda.	7,873,200	14.58%
Pátria Investimentos Ltda.	3,024,000	5.60%

(1)	Includes common stock for which the indicated owner has sole or shared voting or investment power as of the date of such indicated owner’s Schedule 13G filing for Gafisa (after applying the distribution ratio).

Principal Shareholder

Currently, our principal shareholder is Gafisa S.A., a publicly held company (companhia aberta), with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 8.501, 19th floor, ZIP Code 05425-070, enrolled with the CNPJ/MF under No. 01.545.826/0001-07.

Share Ownership

As of the date of this Information Statement, except for Mrs. Odair Garcia Senra, José Écio Pereira da Costa Junior, Guilherme Affonso Ferreira, Claudio José Carvalho de Andrade, Rodrigo Osmo, Fabricio Quesiti Arrivabene, Marcelo de Melo Buozi, Sidney Ostrowski, Rodrigo Fernandes Hissa, Alex Fernando Hamada and

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Ricardo Couto de Prada, through their holdings in Gafisa, which amount to 1,370,339 common shares of Gafisa S.A., that indirectly represent 0.36% of our total capital stock, none of our directors and executive officers held any beneficial interest in our common shares. See “Principal Shareholder.”

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Certain Relationships and Related Transactions

The Separation from Gafisa

The separation will be accomplished by means of the distribution by Gafisa of all the outstanding shares of Tenda common stock to holders of Gafisa common stock entitled to such distribution, as described under “The Separation” included elsewhere in this Information Statement. Completion of the distribution will be subject to satisfaction or waiver by certain conditions described under “The Separation—Conditions to the Distribution.”

As part of our separation from Gafisa, we will enter into a Separation and Distribution Agreement and one other agreement with Gafisa to effect the separation and provide a framework for our relationships with Gafisa after the separation. See “The Separation—Agreements with Gafisa” for information regarding these agreements.

Related Party Transactions

As a current subsidiary of Gafisa, we engage in related party transactions with Gafisa. Gafisa currently guarantees certain of our third-party indebtedness for which we pay Gafisa a fee.  In addition, certain overhead functions and costs are shared between Gafisa and Tenda.

For more information about our related party transactions, see Note 7 to our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013, and to our unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2016 and 2015, included elsewhere in this Information Statement.

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Description of Our Capital Stock

The following descriptions are summaries of the material terms of our amended and restated bylaws (“Bylaws”) adopted prior to our separation from Gafisa.

Registration

We are currently a publicly-held company incorporated under the laws of Brazil, registered with the Board of Trade of the State of São Paulo (JUCESP) under NIRE 353.0034820-6 and with the CVM under No. 21148, and enrolled with the Brazilian Taxpayer’s Authorities under CNPJ/MF No. 71.476.527/0001-35.

Corporate Purposes

Article 3 of our bylaws provides that our corporate purpose is to: (1) promote and develop any type of real estate project, whether our own or that of a third party, in the latter case as a contractor and agent; (2) purchase and sell any type of real estate; (3) perform civil construction and provide civil engineering services; and (4) develop and implement marketing strategies for any type of real estate project, whether our own or that of a third party.

Issued Share Capital

As of the date of this Information Statement, our capital stock was R$1,094,000,000, fully issued and paid-in comprising 54,000,000 common shares without par value, all of which had been fully paid-in. Pursuant to our bylaws, our board of directors may increase our capital stock up to the limit of our authorized capital stock of 80,000,000 shares without seeking specific shareholder approval, upon authorization of the board of directors, regardless of any amendment to our bylaws. Our shareholders must approve any capital increase in excess of that amount at a shareholders’ meeting.

Company Management

We are managed by a board of directors (Conselho de Administração) and a board of officers (Diretoria).

The members of the board of directors and of the board of officers must be individuals, provided that the latter must also be Brazilian residents.

Conflict of Interests

According to the Brazilian Corporate Law a director or an officer shall not take part in any corporate transaction in which he/she has an interest which conflicts with the interest of the company. In this case, he/she shall disclose his/her disqualification to the other directors or officers and shall cause the nature and extent of his/her interest to be recorded in the minutes of the board of directors or board of officers’ meeting, as the case may be.

With due compliance with the rules above relating to conflict of interests, a director or an officer may only contract with the company under reasonable and fair conditions, identical to those which prevail in the market or under which the corporation would contract with third parties. Any business contracted otherwise is voidable and the director or the officer concerned shall be obliged to transfer to the corporation all benefits which he/she may have obtained in such business.

According to Brazilian Corporate Law, a director or officer may not:

•	perform any act of generosity to the detriment of the company;

•	without prior approval of the shareholders’ general meeting or the board of directors, borrow money or property from the company or use its property, services or take advantage of its standing for his/her own benefit, for the benefit of a company in which he/she has an interest or for the benefit of a third party; and

•	by virtue of his or her position, receive any type of direct or indirect personal advantage from third parties, without authorization in the bylaws or from a shareholders’ general meeting.

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According to our bylaws, any business or agreement between the company and any director or officer must be previously approved by the board of directors, except if specified in our annual budget or business plan.

Rules for Retirement

There is no retirement age relating to directors or officers pursuant to the Brazilian law and our bylaws.

Policy for the Trading of Our Securities

On October 19, 2016, our board of directors approved the amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy passed on July 15, 2009, which establishes the following procedures regarding the policy for the trading of our securities:

•	the company and all of our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who have signed the compliance statement and became aware of information of a material transaction or event involving our company, are restricted from trading in our securities until such material transaction or event is disclosed to the market as a material fact, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, with stock option plan approved by the shareholders, or a possible buyback, also through private trading, carried out by us, provided that such buyback program is carried due to the exercise of stock options in connection with the plan or program. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements or prior to disclosure of a material fact in accordance with applicable law;

•	trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions; provided that the Individual Investment Program is filed with the investors relations officer at least 30 days in advance;

•	the restrictions of the Trading Policy also apply to our former directors and executive officers who resigned prior to the public disclosure of a transaction or fact that began during their administration (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, whichever occurs first; and

•	the abovementioned restrictions also apply to indirect trading carried out by such persons, except those conducted by investment funds, provided that the investment funds are not exclusive and the transaction decisions taken by the investment fund officers cannot be influenced by its unit holders.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. Pursuant to our bylaws, and Brazilian Corporate Law, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares. In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in future capital calls by our company except in some specific circumstances under Brazilian law, as described in “—Preemptive Rights.” Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block by a single or series of transaction.

Options

According to our bylaws, we may, within our authorized share capital and upon resolution of the shareholders’ general meeting, grant stock options to (1) our directors, executive officers and employees, or (2) individuals who provide services to us or to companies we control.

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Appraisal Rights

Shareholders who are absent, dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under Brazilian Corporate Law to withdraw from our company and to receive the value of their shares.

According to Brazilian Corporate Law, shareholder appraisal rights may be exercised in the following circumstances, among others:

•	a reduction in the percentage of our mandatory dividends;

•	a change in our corporate purpose;

•	an acquisition, by our company, of a controlling stake in another company if the acquisition price is outside of the limits established by Brazilian Corporate Law;

•	a merger of shares involving our company, a merger of our company into another company, if we are not the surviving entity, or our consolidation with another company; or

•	an approval of our participation in a group of companies (as defined in Brazilian Corporate Law).

Brazilian Corporate Law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

•	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

•	reduces our mandatory dividends; or

•	causes us to join a group of companies (as defined in Brazilian Corporate Law).

In cases where (1) our company merges with another company where we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, i.e. part of the BM&FBOVESPA index or other stock exchange index in Brazil or abroad, (as defined by the CVM), and (b) widely held, such that less than 50% of our shares are held by a controlling shareholder or by companies a controlling shareholder controls. After the separation the company will have no controlling shareholder. Therefore, our shares will be widely held for the purposes of this paragraph. The company may or may become part of the IBOVESPA (the BM&FBOVESPA index) after its registration.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting. We are entitled to reconsider any action giving rise to withdrawal rights for within 10 days after the expiration of the 30-day period if the redemption of shares of absent, dissenting or non-voting shareholders would jeopardize our financial stability. If shareholders exercise withdrawal rights, they are entitled to receive the economic value of the company’s shares, as determined by a valuation report issued by a specialized firm. If the resolution giving rise to the appraisal rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

Redemption of Shares

According to Brazilian Corporate Law, we may redeem our shares by a decision taken in a special shareholders’ general meeting by shareholders representing at least 50% of our share capital. The share redemption may be paid with our profit, profit reserves or capital reserves. If the share redemption is not applicable to all shares, the redemption will be made by lottery.

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Registration of Shares

Our shares are held in book-entry form with Itaú Unibanco Corretora S.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by Itaú Unibanco S.A., debiting the share account of the seller and crediting the share account of the buyer, with the presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Except as provided below, our shareholders have a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to their respective shareholding at such time, but the conversion of debentures and subscription warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to preemptive rights. In addition, Brazilian Corporate Law allows for companies’ bylaws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares, debentures or subscription warrants is effected through a sale on a stock exchange, through a public offering or through an exchange of shares in a tender offer the purpose of which is to acquire control of another company. Shareholders are allowed to exercise the preemptive rights for a period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants, and the right may be transferred or disposed of for consideration.

Shareholders’ General Meetings

Under Brazilian Corporate Law, at our shareholders’ meetings, shareholders are empowered to take any action relating to our corporate purpose and to pass any such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year occur at our annual general shareholders’ meeting immediately following such fiscal year. The election of our directors and, if requested by shareholders, of members of our fiscal council typically takes place at the annual general shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ general meeting.

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to our bylaws and Brazilian Corporate Law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws, including amendment of our corporate purpose;

•	election and dismissal, at any time, of our directors and members of our fiscal council;

•	determination of the aggregate compensation of our board of directors and board of officers, as well as the fiscal council’s compensation;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the company’s financial statements;

•	resolution upon the destination of our net profits and distribution of dividends;

•	election of the fiscal council to function in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	suspension of the rights of a shareholder who has violated Brazilian Corporate Law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

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•	approval of our transformation into a limited liability company or any other corporate form;

•	reduction in the percentage of mandatory dividends;

•	participation in a group of companies (as defined in Brazilian Corporate Law);

•	approval of any merger, consolidation with another company or spin-off;

•	approval of our dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to Brazilian Corporate Law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights;”

•	the right to inspect and monitor the management of the company’s business in accordance with Brazilian Corporate Law; and

•	the right to withdraw from the company in the cases specified in Brazilian Corporate Law, described in “—Appraisal Rights.”

Quorum for our Shareholders’ General Meetings

As a general rule, Brazilian Corporate Law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	merge or consolidate our company with another company;

•	spin-off a portion of our assets or liabilities;

•	approve our participation in a group of companies (as defined in Brazilian Corporate Law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company.

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A quorum smaller than one-half of our issued and outstanding voting capital may be authorized by the CVM for a publicly-held company with widely-traded and widespread shares that has had less than half of the holders of its voting shares in attendance at its last three shareholders’ meetings. In such case, resolutions may only be taken on a third call.

Notice of our Shareholders’ General Meetings

According to Brazilian Corporate Law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which, in our case is O Estado de São Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, upon the request of any shareholder, the CVM may require that the first notice be published 30 days in advance of the meeting if the meeting relates to complex transactions and, accordingly, shareholders need more time to be familiarized with and analyze such transactions. In addition, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that it may further analyze the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the date, time, place and agenda for the meeting and a list of the documents that will be required from our shareholders to be admitted at the meetings, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Regulation No. 481 of December 17, 2009 also requires that additional information be disclosed in the call notice for certain matters. For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures. All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders upon publication of the first call notice, except if the law or CVM regulations provide otherwise.

Location of our Shareholders’ General Meetings

Our headquarters are located at Rua Álvares Penteado, 61, 5th Floor, in the city of São Paulo, state of São Paulo. The telephone number of our investor relations department is +55 (11) 3111-2711 and the e-mail is ri@tenda.com. Our website is www.tenda.com/investidores. Brazilian Corporate Law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the relevant notice contains a clear indication of the place where the meeting will occur, which, in any case, shall never be held outside the city where the company’s headquarters are located.

Who May Call our Shareholders’ General Meetings

According to Brazilian Corporate Law, our board of directors may call a shareholders’ general meeting. Shareholders’ general meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•	shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•	shareholders holding at least 5% of voting share capital or 5% of non-voting share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

•	our fiscal council (if installed), in the event our board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

Conditions for Admission at our Shareholders’ General Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such shareholders’ general meeting. The proxy must be either a shareholder, an

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executive officer or a director of our company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders attending a shareholders’ general meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Arbitration

The arbitration clauses contained in our bylaws will only become effective upon Tenda being admitted to the Novo Mercado listing segment of BM&FBOVESPA.

Going Private Process

We may become a private company by decision of our controlling shareholder or group of controlling shareholders only if we or our controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian Corporate Law and the CVM regulations. The minimum price offered for the common shares in the public tender offer will correspond to the economic value of such shares, based upon a valuation report issued by a specialized firm. The cancellation of a publicly-listed company is subject to the following conditions: (i) shareholders holding more than two-thirds of our outstanding shares (i.e., shares not held by our controlling shareholders, persons related to them, our directors, officers or controlling shareholder, or held in treasury) have expressly agreed or accepted the public tender offer; and (ii) in connection with outstanding securities other than our shares or its certificate (a) were redeemed, (b) its holders expressly accepted the delisting of the company; or (iii) has matured.

The valuation report must be prepared by a specialized and independent firm of recognized experience. In accordance with our bylaws, in the event that our shares are listed on the Novo Mercado listing segment of BM&FBOVEPSA, the specialized and independent firm should be chosen at the general shareholders’ meeting by a list of three institutions presented by our board of directors and by the shareholders representing the majority of the outstanding shares, not including blank votes, the common shares held by the controlling shareholder, its partner and any dependents included in the income tax statement, treasury shares, shares held by our subsidiary or associated companies and by other companies that are a part of our economic group. The quorum for a shareholders’ meeting resolving such matter consists of shareholders representing at least 20% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the offeror.

Shareholders holding at least 10% of our outstanding shares may require our management to call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the common shares in the public offering. The shareholders who make such request as well as those who vote in its favor must reimburse us for any costs involved in preparing the new valuation if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price.

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares for purposes of maintaining the acquired shares in treasury or of cancelling them may not, among other things:

•	result in the reduction in our share capital;

•	require the use of resources greater than our profit reserves and other available reserves, as provided in our financial statements;

•	create, as a result of any action or inaction, directly or indirectly, any artificial demand, supply or condition relating to share price;

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•	involve any unfair practice;

•	be used for the acquisition of unpaid shares or shares held by our controlling shareholders; or

•	when a public offer for acquisition of the shares of the company is being made.

We may not keep in treasury more than 10% of our outstanding common shares, including the shares held by our subsidiaries and affiliates.

On February 26, 2014, the Board of Directors of Tenda approved the closing of Tenda’s repurchase of shares program as approved on December 9, 2013. During the course of this program, Tenda purchased 15,500,000 common shares issued by Gafisa to be kept in treasury and future disposal.

Any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction, except if within the limits set forth by the CVM and, as the case may be, previously approved by a general shareholders’ meeting or by our board of directors. Moreover, we may acquire or issue put or call options related to our shares upon prior approval of the shareholders.

Disclosure Requirements

We are subject to the reporting requirements established by Brazilian Corporate Law and the CVM.

Disclosure of Information

The Brazilian securities regulations require that a publicly-held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports, independent auditor reports, notices and minutes of shareholders’ meetings, among others. In addition, we also must disclose any material development related to our business to the CVM and the BM&FBOVESPA.

We, as a publicly-held and a CVM registered category A company, are required to, among other things:

•	present the company’s financial statements, standard financial statements form (DFP), quarterly information form (ITR) and Reference Form (Formulário de Referência);

•	include a note in the quarterly information form (ITR) regarding all operations with related parties;

•	disclose and maintain updated the information presented in the Reference Form regarding any shareholder holding, directly or indirectly, at least 5% of the company’s capital stock, considering the information received by company from the relevant shareholders;

•	disclose, monthly, the individual and consolidated amount and characteristics of our securities held directly or indirectly by controlling shareholders (if this is the case); and

•	disclose, monthly, the individual and consolidated changes in the amount of securities held by controlling shareholders (if this is the case), as well as their respective spouses or dependents, as per their income tax statements, as the case may be.

Disclosure of Trading by Insiders

CVM regulations require our directors, executive officers, members of the fiscal council, and members of any other technical or advisory body to disclose to us, to the CVM and to the BM&FBOVESPA, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or the control of our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investments within 10 days after the end of the month when the securities were traded. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

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In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation reaches, following the acquisition or sale of a relevant shareholding interest, directly or indirectly, in a single trade or in a series of trades, that reaches five percent (5%), ten percent (10%), fifteen percent (15%) and so forth, successively, of our shares, must provide to us, and we shall transmit such information to the CVM and the BM&FBOVESPA, the following information:

•	the name and qualification of the person providing the information;

•	reason and purpose for the acquisition and amount of securities to be acquired, including, as the case may be, a representation of the acquirer stating that the acquisition does not aim at modifying the management or the controlling structure of the company;

•	amount of shares and other securities and derivative instruments referenced in such shares, whether physical or cash settlement, specifying the amount, class and type of shares referenced;

•	any agreement or contract regarding the exercise of voting rights or a purchase and sale of securities issued by the company; and

•	if the shareholder is a non-Brazilian resident, the name or company name and registration number with the Individual Taxpayers’ Registry or the Legal Entity Taxpayers’ Registry of the respective agent or legal representative in Brazil for the purposes of article 119 of Brazilian Corporate Law.

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the BM&FBOVESPA and must publish a notice of the material development. A development is deemed to be material if it has a material impact on the price of our securities, on the decision of investors to trade in our securities or on the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM, when our management believes that public disclosure could result in adverse consequences to us.

Listing

We have no intention to perform an initial public offering of our common stock after the separation.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Itaú Corretora de Valores S.A.

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Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial statements presented below have been derived from our historical consolidated financial statements included in this Information Statement. While the historical consolidated financial statements reflect the past financial results of Gafisa’s affordable housing business, these pro forma statements give effect to the separation of that business into an independent company from Gafisa. The pro forma adjustments to reflect the separation include the distribution of Tenda common stock to Gafisa shareholders.

With respect to the Gafisa pro forma adjustments, such adjustments made therein are based on available information and assumptions we believe are reasonable; however, such adjustments are estimates and may not prove to be accurate. The unaudited pro forma condensed combined financial statements do not reflect all of the costs reduction that were incurred by Tenda, including additional information technology, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a stand-alone company. Only costs that we have determined to be factually supportable and recurring are included as pro forma adjustments to our pro forma income statement, including the items described above. Our pro forma balance sheet includes pro forma adjustments both for items that have a continuing impact on our business and for non-recurring items that are factually supportable and directly attributable to the separation, such as those related to our capital structure described above.

We are not including in this information statement any pro forma statements for Tenda as we believe the impact of the separation on Tenda’s financial statements will be immaterial and de minimis.

Gafisa will generally pay the majority of nonrecurring third-party costs and expenses related to the separation and incurred prior to the distribution date. Such nonrecurring amounts are expected to include costs to separate investment banker fees (other than fees and expenses in connection with the debt financing), third-party legal and accounting fees, and similar costs in each case, incurred prior to the distribution date. After the separation, all costs and expenses related to the separation incurred by either Gafisa or Tenda will be borne by the party incurring the costs and expenses.

The Gafisa unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2016 and for the year ended December 31, 2015, has been prepared as though the separation occurred on January 1, 2015. The Gafisa unaudited pro forma condensed combined balance sheet as of September 30, 2016, has been prepared as though the separation occurred on January 1, 2015. The Gafisa unaudited pro forma condensed combined financial statements are for illustrative purposes only, and do not reflect what Gafisa’s financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of Gafisa’s future financial position and future results of operations.

Gafisa’s retained cash balance are subject to adjustments following the distribution date to settle intercompany accounts. The following pro forma statements do not reflect any impact of such adjustments, as the amount of any such adjustments are not currently determinable and would represent a financial projection. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement.

The Gafisa unaudited pro forma condensed combined financial statements should be read in conjunction with our historical consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement. The Gafisa unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Information Statement.

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Gafisa S.A.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
September 30, 2016
(U.S.$ in million)

	As Reported	(-) Tenda	Pro Forma Adjustments(1)	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	161,340	(60,777)	219,510	320,073
Short-term investments	448,558	(193,732)	—	254,826
Trade accounts receivable	1,129,351	(348,383)	—	780,968
Properties for sale	2,118,652	(539,537)	—	1,579,115
Other receivables	281,093	(176,166)	—	104,927
Total current assets	4,138,994	(1,318,595)	219,510	3,039,909

Non-current assets
Trade accounts receivable	440,056	(126,254)	—	313,802
Properties for sale	523,895	(199,559)	—	324,336
Other receivables	158,146	(58,091)	100,000	200,055
Property and equipment and intangible assets	102,051	(46,294)	—	55,757
Investments	990,176	(153,298)	—	836,878
Total assets	6,353,318	(1,902,091)	319,510	4,770,737

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	650,973	(19,298)	—	631,675
Debentures	373,449	(102,793)	—	270,656
Payables for purchase of properties and advances from customers	369,029	(138,362)	—	230,667
Payable for goods and service suppliers	66,018	(26,978)	—	39,040
Labor and tax obligations	146,149	(68,157)	—	77,992
Provision for legal claims	98,689	—	—	98,689
Other payables	260,137	(70,814)	—	189,323
Total current liabilities	1,964,444	(426,402)	—	1,538,042

Non-current Liabilities
Loans and financing	739,092	(77,307)	—	661,785
Debentures	286,497	—	—	286,497
Payables for purchase of properties and advances from customers	131,149	(85,842)	—	45,307
Deferred income tax and social contribution	22,173	(12,088)	—	10,085
Provision for legal claims	139,026	(51,768)	—	87,258
Other payables	142,188	(90,617)	—	51,571
Equity
Equity	2,926,451	—	(808,936)	2,117,515
Non-controlling interests	2,298	—	(29,621)	(27,323)
Total equity	2,928,749	—	(838,557)	2,090,192
Total liabilities and equity	6,353,318	(744,024)	(838,557)	4,770,737

(1)	The pro forma adjustments include the following items: (a) the reduction in Gafisa’s capital stock, through restitution, to its shareholders of shares corresponding to 50% of Tenda’s capital stock; (b) the consummation of the exercise by Gafisa shareholders of their preemptive rights for the acquisition of Tenda shares, corresponding to 50% of Tenda’s capital stock; and (c) receivables from Tenda, related to its capital reduction, in the amount of R$100.0 million, yet to be received.

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Gafisa S.A.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Nine Months Ended September 30, 2016
(U.S.$ in million, except per share amounts)

	As reported	(-) Tenda	Pro forma adjustments	Pro Forma(1)
INCOME STATEMENT
Continuing operations
Net operating revenue	1,417,685	(765,804)	—	651,881

Operating costs
Real estate development and sales of properties	(1,160,100)	538,722	—	(621,378)
Gross profit	257,585	(227,082)	—	30,503
Operating (expenses) income
Selling expenses	(126,788)	65,096	—	(61,692)
General and administrative expenses	(136,195)	62,125	—	(74,070)
Income from equity method investments	(1,776)	(12)	—	(1,788)
Depreciation and amortization	(32,451)	9,119	—	(23,332)
Other income (expenses), net	(81,050)	32,996	—	(48,054)
Income (loss) before financial income and expenses and income tax and social contribution	(120,675)	(57,758)	—	(178,433)

Financial expenses	(94,254)	38,386	—	(55,868)
Financial income	72,359	(23,866)	—	48,493
Income (loss) before income tax and social contribution	(142,570)	(43,238)	—	(185,808)

Current income tax and social contribution	(15,114)	7,506	—	(7,608)
Deferred income tax and social contribution	(4,565)	5,528	—	963
Total Income tax and social contribution	(19,679)	13,034	—	(6,645)

Net income (loss) from continuing operations	(162,249)	(30,204)	—	(192,453)

Net income from discontinued operations
Net income (loss) for the year	(162,249)	(30,204)	—	(192,453)

(-) Attributable to:
Non-controlling interests	2,039	6,257	—	8,296
Shareholders of Gafisa	(164,288)	(36,461)	—	(200,749)

(1)	There are no pro forma adjustments other than the deconsolidation of Tenda’s financial statements from Gafisa’s financial statements.

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Gafisa S.A.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Year Ended December 31, 2015
(Thousands of dollars, except per share amounts)

	As reported	(-) Tenda	Pro forma adjustments	Pro Forma(1)
INCOME STATEMENT
Continuing operations
Net operating revenue	2,294,319	(850,962)	—	1,443,357

Operating costs
Real estate development and sales of properties	(1,667,505)	605,584	—	(1,061,921)
Gross profit	626,814	(245,378)	—	381,436
Operating (expenses) income
Selling expenses	(163,260)	65,311	—	(97,949)
General and administrative expenses	(181,413)	83,971	—	(97,442)
Income from equity method investments	41,766	(1,751)	—	40,015
Depreciation and amortization	(47,420)	14,835	—	(32,585)
Other income (expenses), net	(160,201)	52,567	—	(107,634)
Income (loss) before financial income and expenses and income tax and social contribution	116,286	(30,445)	—	85,841

Financial expenses	(162,258)	41,051	—	(121,207)
Financial income	124,131	(46,825)	—	77,306
Income (loss) before income tax and social contribution	78,159	(36,219)	—	41,940

Current income tax and social contribution	(24,598)	9,835	—	(14,763)
Deferred income tax and social contribution	17,418	(3,313)	—	14,105
Total Income tax and social contribution	(7,180)	6,522	—	(658)

Net income (loss) from continuing operations	70,979	(29,697)	—	41,282

Net income from discontinued operations
Net income (loss) for the year	70,979	(29,697)	—	41,282

(-) Attributable to:
Non-controlling interests	(3,470)	623	—	(2,847)
Shareholders of Gafisa	74,449	(30,320)	—	44,129

(1)	There are no pro forma adjustments other than the deconsolidation of Tenda’s financial statements from Gafisa’s financial statements.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis is the Company’s analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and our unaudited interim consolidated financial information as of September 30, 2016 and 2015 and notes included in this Information Statement. It contains forward-looking statements including, without limitation, statements relating to the Company’s plans, strategies, objectives, expectations and intentions. The words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions identify forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with the Company’s disclosures under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this Information Statement.

Basis of Presentation

We maintain our books and records in reais. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, adopted in Brazil as applicable to real estate companies in Brazil, and as approved by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis), or CPC, the CVM, and by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or CFC. Our individual financial statements have been prepared in accordance with Brazilian GAAP, including the accounting practices provided for in Brazilian Corporate Law Brazilian Corporate Law and the pronouncements issued by CPC, approved by the CVM and are disclosed together with the consolidated financial statements.

The following financial statements are included in this Information Statement:

•	our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013; and

•	our unaudited interim consolidated financial information as of and for the nine months ended September 30, 2016 and 2015.

Trends Affecting Our Business

Brazilian Economic Environment

The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table sets forth Brazilian GDP inflation rates, interest and TR rates, and exchange rates as of and for the nine months ended September 30, 2016 and 2015, and as of and for the years ended December 31, 2015, 2014 and 2013:

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2016	2015	2015	2014	2013
GDP growth (reduction)(1)	(4.6)%	(3.2)%	(3.8)%	0.1%	2.7%
Inflation (IGP-M)(2)	6.47%	8.35%	10.5%	3.7%	5.5%
Inflation (IPCA) (3)	5.50%	8.52%	10.7%	6.4%	5.9%
CDI(4)	10.42%	10.77%	13.2%	10.8%	8.0%
TR(5)	1.68%	1.44%	1.80%	0.86%	0.19%
Appreciation (depreciation) of the real vs. U.S. dollar in the period	16.47%	(45.01)%	(47.0)%	(13.4)%	(14.6)%
Exchange rate at period end—U.S.$1.00	R$3.246	R$3.973	R$3.905	R$2.656	R$2.343
Average exchange rate—U.S.$1.00(6)	R$3.54	R$3.17	R$3.34	R$2.35	R$2.16

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Sources: Central Bank, FGV, IBGE and CETIP S.A. – Mercados Organizados, or CETIP.

(1)	Brazilian GDP according to SIDRA (IBGE). Figures provided are for the six-month period ended June 30, 2016 as third quarter results have not yet been released as of the date of this Information Statement.

(2)	The IGP-M is the general market price index measured by FGV.

(3)	Inflation (IPCA) is the broad consumer price index as measured by IBGE (using year to date accumulated rate).

(4)	The CDI rate is the average of the fixed rates of interbank deposits applicable in Brazil for one business day as registered with and settled by the CETIP system (using year to date accumulated rate).

(5)	The TR rate is published every day by the Central Bank and is used to calculate the yield of various investments, such as government bonds, savings accounts, and other operations, such as housing financial system loans and installment payments. The figures correspond to the average of the period indicated.

(6)	Represents the daily average of the exchange rates during the period.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Central Bank to continue its policy of reducing interest rates. This resulted in a reduction in the short-term interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate, in annual terms to 10.91% at the end of 2011 and 7.29% at the end of 2012. However, due to inflation and other general macroeconomic concerns, the Central Bank began increasing interest rates, with the SELIC reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014, 14.25% at the end of December 31, 2015 and 14.29% as of September 30, 2016.

The recent economic instability in Brazil caused by the rise of inflation, a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms in 2016 to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy and a government crisis. On May 12, 2016, the Brazilian Senate voted to commence a trial of President Rousseff, resulting in her suspension from the post for up to 180 days, during which time Vice President Michel Temer assumed the Presidency on an interim basis. On August 31, 2016, President Rousseff was convicted by the Senate and definitively removed from office. On the same date, Michel Temer assumed the Presidency of Brazil until the next general elections, scheduled for October of 2018. Rousseff appealed the Senate’s final decision to the Supreme Court, whose decision is pending. In this context, it is currently uncertain whether Temer will enjoy the support of the Brazilian Congress, or what policies he will be able to implement. In addition, Temer and his government have been the target of protests throughout Brazil since he assumed power on a provisional and now definitive basis. We have no control over the situation and cannot foresee what policies or actions the Brazilian government may pursue. Any of these factors may adversely affect the Brazilian economy, our business, financial condition, results of operations and the trading price of our common shares. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order the achieve higher rates of economic growth, and has historically maintained a tight monetary policy with high interest rates, thus restricting the availability of credit and reducing economic growth. We cannot foresee what policies the government will adopt. In addition, in the past, the Brazilian economy has been affected by political events in the country, which have also affected the confidence of investors and the general public, which harms the performance of the Brazilian economy. Furthermore, any indecision by the Brazilian government in implementing changes in certain policies or regulations may contribute to economic uncertainty in Brazil, and increase stock market volatility.

On September 30, 2016, the main macroeconomic indicators that affect our results of operations are the INCC, the IGP-M; the CDI, and the Reference Rate (Taxa Referencial), or TR as set forth below:

•	our costs of construction and portfolio of receivables from unfinished projects are adjusted by reference to the INCC;

•	our portfolio of receivables from completed units is adjusted by reference to the IGP-M;

•	our financial investments are linked to the CDI; and

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•	80.9% of our indebtedness is linked to the TR.

We do not have any foreign-denominated indebtedness or receivables, and none of our material costs are denominated in a foreign currency.

Alphaville Sale

On June 6, 2013, our parent company Gafisa acquired the remaining shares of Alphaville it did not already own. The transaction involved us acquiring all of the shares of EVP Participações S.A., whose principal asset consisted of shares representing 20% of the capital stock of Alphaville. As a result, the shareholders of EVP Participações S.A. (the new name of Alphaville Participações S.A.), Renato de Albuquerque and Nuno Luis de Carvalho Lopes Alves, received R$366.7 million from us.

In July 2013, we also, as the sole shareholder of EVP Participações S.A., approved at an extraordinary shareholders’ meeting the redemption, and the subsequent cancellation, of 28,865,192 book-entry common shares without par value of EVP Participações S.A. that we held. This redemption of shares was paid to us through the delivery of 23,070,000 issued common shares of Alphaville. In September 2013, we became the direct holder of 20% of the capital stock of Alphaville.

On December 9, 2013, we and Gafisa completed the sale of a stake in Alphaville to Private Equity AE Investimentos e Participações, or Fundo AE, a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisor L.P. The transaction was concluded with a sale of a 50% stake by Gafisa and a 20% stake by us, with Gafisa retaining the remaining 30% of Alphaville capital stock. The proceeds amounted to R$1.54 billion, consisting of R$1.25 billion from Fundo AE for the acquisition of Alphaville shares, and a R$290 million dividend distribution by Alphaville.

Critical Accounting Policies

Overview

Our consolidated financial statements have been prepared in accordance with IFRS adopted in Brazil as applicable to real estate companies in Brazil, and as approved by the CPC, the CVM, and the CFC. Our individual financial statements have been prepared in accordance with Brazilian GAAP, including the pronouncements issued by CPC, approved by the CVM, and are disclosed together with the consolidated financial statements.

Specifically, the consolidated financial statements comply with the IFRS applicable to real estate development entities in Brazil, including OCPC Guideline 04 – Application of Technical Interpretation ICPC 02 to Brazilian real estate development entities, regarding treatment of revenue recognition for this sector and involving matters related to applying the concept of the continuous transfer of risks, rewards and control of the real estate units sold.

Management believes the preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date.

Accordingly, our officers believe that the critical accounting policies are as follows:

Impairment of non-financial assets

Management reviews annually and/or whenever some specific event occurs the net book value of the assets with the objective of assessing events or changes in the economic, operational or technological circumstances that could indicate deterioration or a loss of their recoverable value. When such evidence is identified, if the net book value exceeds the recoverable value, a provision is recorded, adjusting the net book value to the recoverable value. These losses are recorded in the result for the year when identified.

The calculation of the fair value less the selling costs is based on available information on sale transactions for similar assets or market prices less additional costs of disposal of the asset. The calculation of the value in use of the asset is based on the discounted cash flow model.

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Cash flows are derived from the budget for the subsequent five years, and do not include restructuring activities to which we have not yet committed ourselves or significant future investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows, and the growth rate used for purposes of extrapolation.

Share-based payment transactions

We measure the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate assessment model for grants of equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the assessment model, including the expected term of the option, the volatility and proceeds of dividends, and the corresponding assumptions.

Provisions for judicial claims

We recognize provisions for tax, labor and civil claims. The assessment of the probability of losing a claim includes the evaluation of the available evidence, the hierarchy of laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account any changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court matters or decisions. The settlement of the transactions involving these estimates may result in amounts that differ from the estimates due to imprecision inherent to the process of determining them. We review the estimates and assumptions at least annually.

There are uncertainties in relation to the interpretation of complex tax rules and to the value and timing of future taxable income. In the ordinary course of business, we are subject to investigations, audits, court processes and administrative proceedings in civil, tax and labor matters. Depending on the object of the investigations, court processes or administrative proceedings that are brought against us and the entities we control, we may be adversely affected, regardless of the respective end result.

Fair value of financial instruments

When the fair values of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, they are determined using valuation techniques, including the discounted cash flow method.

The data for such methods is based on available market information; however, when it is not possible, judgment is required to establish the fair value. The judgment includes considerations regarding the data used, such as interest rates, liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the stated fair value of financial instruments.

Estimated cost of construction

Estimated costs, mainly comprising the incurred and future costs for completing the construction projects, are regularly reviewed, based on the progress of construction, and the effect of such reviews are reflected in our results.

Realization of deferred income tax

The initial recognition and subsequent analyses of the realization of deferred income tax occurs when it is probable that a taxable income will be available in subsequent years to offset the deferred tax asset, based on projections of results based on internal assumptions and future economic scenarios that would make their full use, or partial use if the full credit is constituted, possible.

Description of the Primary Components of our Revenue

We generate our revenues principally through developing and selling real estate properties. We recognize revenues from real estate developments as a function of their construction, based on a financial measurement of completion of the developments, and not on the timing of the execution of the sales contracts.

The table below sets forth the primary components of our operating revenue for the periods indicated:

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	Nine-month period ended September 30,		Year ended December 31,
	2016	2015	2015	2014	2013
	(in thousands R$)
Real estate development and sales	812,498	674,506	907,362	551,790	823,440
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	12,151	26,048	16,112	68,055	71,133
Deductions from gross revenue	(58,845)	(56,414)	(72,512)	(49,707)	(77,112)
Total net operating revenue	765,804	644,140	850,962	570,138	817,461

Total net operating revenue increased 18.9%, from R$644.1 million for the nine months ended September 30, 2015, to R$765.8 million for the nine months ended September 30, 2016, mainly due to the higher volume of launches and the increase in net sales during construction.

Total net operating revenue increased 49.3%, from R$570.1 million for the year ended December 31, 2014, to R$851.0 million for the year ended December 31, 2015. This increase was mainly due to an increase in the volume of net sales, from R$396.0 million for the year ended December 31, 2014, to R$1,016.1 million for the year ended December 31, 2015, and a decrease in contract cancellations as a share of gross sales, from 56.9% in 2014 to 15.9% in 2015.

Total net operating revenue decreased 30.3%, from R$817.5 million for the year ended December 31, 2013, to R$570.1 million for the year ended December 31, 2014. This decrease was mainly due to the lower volume of net sales as a result of the lower volume of launches of projects under the current business model, which only started in March 2013.

The table below sets forth the contracted sales and general sales value of launches for the periods indicated:

	Nine-month period ended September 30,		Year ended December 31,
	2016		2015	2014	2013
	(in thousands of R$)
Contracted Sales	830,176	778,679	1,016,131	395,981	490,403
Launches (VGV)	968,614	786,306	1,088,941	613,299	338,776

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Consolidated Results of Operations

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

The following table sets forth our consolidated financial information for the nine months ended September 30, 2016 and 2015.

	Nine months ended September 30,
	2016	2015	Variation
	(in millions of R$)
Net operating revenue	765.8	644.1	18.9%
Operating costs from real estate development and sales	(538.7)	(457.4)	17.8%
Gross income	227.1	186.7	21.6%
Operating income (expenses)
Selling expenses	(65.1)	(47.0)	38.5%
General and administrative expenses	(62.1)	(63.2)	(1.8)%
Share of income/(loss) of equity method investments	0	3.3	(99.6)%
Other income (expenses), net	(42.1)	(43.1)	(2.3)%
Financial expenses	(38.4)	(34.6)	11.1%
Financial income	23.9	39.8	(40.0)%
Total income (expense) tax and social contribution	(13.0)	(0.8)	1,590.5%
Net income for the period	30.2	41.2	(26.7)%

Net operating revenue

Net operating revenue increased by 18.9%, from R$644.1 million for the nine months ended September 30, 2015, to R$765.8 million for the nine months ended September 30, 2016. This increase was mainly due to a 6.6% increase in the volume of general sales value and a 23.2% increase in the volume of project launches, allowing for increased revenue recognition.

Operating costs from real estate development and sales

Operating costs from real estate development and sales increased 17.8%, from R$457.4 million for the nine months ended September 30, 2015, to R$538.7 million for the nine months ended September 30, 2016. Despite this increase, the ratio of cost of goods sold to net sales revenue decreased from 71.0% in the period ended September 30, 2016  to 70.3% in the corresponding period of 2016, due to the effect of a higher operational scale as a result of our efforts to increase the volume of projects launched under our current business model.

Gross income

Gross income increased 21.6%, from R$186.7 million for the nine months ended September 30, 2015, to R$227.1 million for the nine months ended September 30, 2016. Gross margins increased from 29.0% for the nine months ended September 30, 2015 to 29.7% for the nine months ended September 30, 2016, impacted by the replacement of our legacy projects by projects launched pursuant to our current business model, the income margins of which are higher than our legacy projects.

Selling expenses

Selling expenses increased 38.5%, from R$47.0 million for the nine months ended September 30, 2015, to R$65.1 million for the nine months ended September 30, 2016. Selling expenses as a percentage of our net operating revenue increased from 7.3% for the nine months ended September 30, 2015, to 8.5% for the for the nine months ended September 30, 2016. The increase in selling expenses was mainly due to current market conditions, demanding an increase in marketing expenses and expenses related to our salesforce and showrooms as part of our strategy to increase the number of client visits to our showrooms.

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General and administrative expenses

General and administrative expenses decreased 1.8%, from R$63.2 million for the nine months ended September 30, 2015, to R$62.1 million for the nine months ended September 30, 2016. General and administrative expenses as a percentage of our net operating revenue decreased from 9.8% for the nine months ended September 30, 2015 to 8.1% for the nine months ended September 30, 2016. This decrease was mainly due to a decrease in the volume of our legacy projects, a higher degree of efficiency in our construction operations and operational scale gains resulting from the streamlining of our operations pursuant to our current business model.

Share of income/(loss) of equity method investments

Share of income/(loss) of equity method investments decreased 99.6%, from R$3.3 million for the nine months ended September 30, 2015, to R$12,000 for the nine months ended September 30, 2016. This decrease was mainly due to a decrease in our share of the profits of SPE FRANERE GAFISA 08, from R$10.0 million for the nine months ended September 30, 2015 to R$0.4 million for the nine months ended September 30, 2016.

Other income (expenses), net

Other expenses, net decreased 2.3% from R$43.1 million for the nine months ended September 30, 2015, to an expense of R$42.1 million for the nine months ended September 30, 2016. Other expenses, net was mainly impacted by labor and civil contingencies principally related to our legacy projects. Other expenses, net as a percentage of our net operating revenue decreased 1.2%, from 6.7% for the nine months ended September 30, 2015, to 5.5% for the nine months ended September 30, 2016, mainly due to higher operating volume, permitting more efficient dilution of our cost and expense structure.

Financial expenses

Financial expenses increased 11.1%, from R$34.6 million for the nine months ended September 30, 2015, to R$38.4 million the nine months ended September 30, 2016. This increase was mainly due to the recognition of losses flowing from the co-obligation for the interest and financial charges of the financing contracts (pass-throughs) for clients in arrears during the construction period, principally relating to our legacy projects.

Financial income

Financial income decreased 40.0%, from R$39.8 million for the nine months ended September 30, 2015, to R$23.9 million for the nine months ended September 30, 2016, mainly due to a decrease in cash used in investing activities during the nine months ended September 30, 2016.

Total income tax and social contribution

Total income tax and social contribution expenses increased from R$0.8 million for the nine months ended September 30, 2015, to an expense of R$13.0 million for the nine months ended September 30, 2016. The increase in our effective tax rate from 1.8% for the nine months ended September 30, 2015 to 30.1% for the nine months ended September 30, 2016 was mainly due to a decrease during these periods in unrecognized tax rights benefits from R$9.2 million to an expense of R$0.6 million, which was related to (i) the change in continuing Tenda’s projects mix, (ii) an increase in change of the taxation regime from presumed profit to Special Taxation Regime (RET) for our subsidiaries as a result of our better operating and financial performance and (iii) a few specific events which impacted these unrecognized tax rights benefits in the nine month period ended September 30, 2015.

Net income for the period

As a result of the foregoing, our net income decreased 26.7%, from an income of R$41.2 million for the nine months ended September 30, 2015, to an income of R$30.2 million for the nine months ended September 30, 2016.

Year ended December 31, 2015 Compared to Year ended December 31, 2014

The following table sets forth our consolidated financial information for the years ended December 31, 2015 and 2014.

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	Year ended December 31,
	2015	2014	Variation
	(in millions of R$)
Net operating revenue	851.0	570.1	49.3%
Operating costs from real estate development and sales	(605.6)	(444.2)	36.3%
Gross income	245.4	125.9	94.9%
Operating income (expenses)
Selling expenses	(65.3)	(53.0)	23.2%
General and administrative expenses	(84.0)	(87.1)	(3.6)%
Share of income/(loss) of equity method investments	1.8	(19.1)	109.4%
Other income (expenses), net	(67.4)	(77.9)	(13.5)%
Financial expenses	(41.1)	(83.5)	(50.9)%
Financial income	46.8	58.7	(20.3)%
Total income (expense) tax and social contribution	(6.5)	(6.3)	3.2%
Net income(loss) for the year	29.7	(142.4)	120.9%

Net operating revenue

Net operating revenue increased 49.3%, from R$570.1 million for the year ended December 31, 2014, to R$851.0 million for the year ended December 31, 2015. This increase was mainly due to (i) a 157% increase in the net volume of sales, which totaled R$1.02 billion for the year ended December 31, 2015, and (ii) a reduction in the impact on our general sales value of related cancelled contracts in prior periods.

Operating costs from real estate development and sales

Operating costs from real estate development and sales increased 36.3%, from R$444.2 million for the year ended December 31, 2014, to R$605.6 million for the year ended December 31, 2015. This increase was mainly due to the increase in the volume of project launches and resulting construction progress.

Gross income

Gross income increased 94.9%, from R$125.9 million for the year ended December 31, 2014, to R$245.4 million for the year ended December 31, 2015. Gross margins increased from 22.1% for the year ended December 31, 2014 to 28.8% for the year ended December 31, 2015, impacted by the replacement of our legacy projects by projects launched pursuant to our current business model, the income margins of which are higher.

Selling expenses

Selling expenses increased 23.2%, from R$53.0 million for the year ended December 31, 2014, to R$65.3 million for the year ended December 31, 2015, mainly due the increase in the volume of project launches and unit sales. Selling expenses as a percentage of our net operating revenue decreased from 9.3% for the year ended December 31, 2014, to 7.7% for the year ended December 31, 2015, due to a more efficient use and maintenance of our own showrooms to sell and market our developments under our current business model. We believe that using our own showrooms to conduct marketing and sales efforts resulted in lower overhead costs, increased recognition of our brand, and gave us more flexibility to offer and market our products to clients.

General and administrative expenses

General and administrative expenses decreased 3.6%, from R$87.1 million for the year ended December 31, 2014, to R$84.0 million for the year ended December 31, 2015. This decrease was mainly due to a higher efficiency in our operations, resulting in a volume of general and administrative expenses in line with our business cycle, as we have simplified our operations with our new business model and had a lower volume of legacy projects in 2015 as compared to 2014.

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Share of income/(loss) of equity method investments

Share of income/(loss) of equity method investments was a loss of R$19.1 million for the year ended December 31, 2014, compared to an income of R$1.8 million for the year ended December 31, 2015. This variation was mainly due to the increase in our share of the profits of SPE FRANERE GAFISA 08, from a loss of R$12.7 million for the year ended December 31, 2014 to an income of R$ 9.1 million for the year ended December 31, 2015.

Other income (expenses), net

Other expenses, net decreased 13.5% from R$77.9 million for the year ended December 31, 2014, to R$67.4 million for the year ended December 31, 2015. Other expenses, net was mainly impacted by the sale and run-off of our portfolio of legacy projects in recent years, and the lower volume of civil and labor contingencies relating to those projects in 2015.

Financial expenses

Financial expenses decreased 50.9%, from R$83.5 million for the year ended December 31, 2014, to R$41.1 million for the year ended December 31, 2015. Due to a 43.4% reduction in our total debt and the sale of certain financial assets in an amount of R$32.2 million in 2014.

Financial income

Financial income decreased 20.3%, from R$58.7 million for the year ended December 31, 2014, to R$46.8 million for the year ended December 31, 2015, mainly due to a decrease in cash used in investing activities during 2015.

Total income tax and social contribution

Total income tax and social contribution increased 3.2%, from an expense of R$6.3 million for the year ended December 31, 2014, to an expense of R$6.5 million for the year ended December 31, 2015. The change in our effective tax rate from 4.7% for the year ended December 31, 2014 to (18.0)% for the year ended December 31, 2015 was mainly due to (i) our subsidiaries’ tax calculation on the presumed income regime, which resulted in a current tax expense totaling R$8.0 million for the year ended December 31, 2014, compared to a current tax expense of R$9.8 million for the year ended December 31, 2015. Tax calculation on the presumed income regime is performed on operating revenue, which presented a significant increase in the period, rather than profit, (ii) an increase in deferred tax income from R$1.7 million for the year ended December 31, 2014 to R$3.3 million for the year ended December 31, 2015 mainly related to an increase in the recognition of tax credits for entities on the real profit regime.

Net income (loss) for the year

Net income (loss) for the year was a net loss of R$142.4 million for the year ended December 31, 2014, compared to a net income of R$29.7 million for the year ended December 31, 2015. This variation was mainly due to the increase in the volume of projects launched pursuant to our current business model, the income margins of which are higher than those of our legacy projects, and the better suitability of our cost structure which better reflects our current business situation.

Year ended December 31, 2014 Compared to Year ended December 31, 2013

The following table sets forth our consolidated financial information for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014		Variation
	(in millions of R$)
Net operating revenue	570.1	817.5	(30.3)%
Operating costs from real estate development and sales	(444.2)	(752.2)	(40.9)%
Gross income	125.9	65.2	92.9%
Operating expenses
Selling expenses	(53.0)	(77.6)	(31.7)%
General and administrative expenses	(87.1)	(97.3)	(10.5)%
Share of income/(loss) of equity method investments	(19.1)	31.3	(161.2)%
Gain on disposal of non-controlling interest	—	42.5	(100)%
Other income (expenses), net	(77.9)	(36.3)	114.6%
Financial expenses	(83.5)	(41.3)	102.2%
Financial income	58.7	37.5	56.5%
Total income tax and social contribution	(6.3)	(8.7)	(27.6)%
Net loss for the year	(142.4)	(84.6)	68.3%

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Net operating revenue

Net operating revenue decreased 30.3%, from R$817.5 million for the year ended December 31, 2013, to R$570.1 million for the year ended December 31, 2014. This decrease was mainly due to the decrease in the volume of project launches and a decrease in the sale of our legacy projects as part of our strategy during that period in relation to the implementation of our current business model at that time.

Operating costs from real estate development and sales

Operating costs from real estate development and sales decreased 40.9%, from R$752.2 million for the year ended December 31, 2013, to R$444.2 million for the year ended December 31, 2014. This decrease was mainly due to the run off of, and reduction of our exposure to, our legacy projects, resulting in lower costs associated with our legacy projects, as well as to the reduced volume of launches of projects under the current business model in that period.

Gross income

Gross income increased 92.9%, from R$65.2 million for the year ended December 31, 2013, to R$125.9 million for the year ended December 31, 2014. Gross margins increased from 8.0% for the year ended December 31, 2013 to 22.1% for the year ended December 31, 2014, impacted by the replacement of our legacy projects by projects launched pursuant to our current business model, the margins of which are higher.

Selling expenses

Selling expenses decreased 31.7%, from R$77.6 million for the year ended December 31, 2013, to R$53.0 million for the year ended December 31, 2014. Selling expenses as a percentage of our net operating revenue decreased from 9.5% for the year ended December 31, 2013, to 9.3% for the year ended December 31, 2014, mainly due to the increased use of our own showrooms and a decrease in volume of sales.

General and administrative expenses

General and administrative expenses decreased 10.5%, from R$97.3 million for the year ended December 31, 2013, to R$87.1 million for the year ended December 31, 2014. This decrease was mainly due to a decrease in the volume of our legacy projects, allowing a degree of efficiency in our construction operations more in line with our business cycle.

Share of income/(loss) of equity method investments

Share of income/(loss) of equity method investments was an income of R$31.3 million for the year ended December 31, 2013, compared to a loss of R$19.1 million for the year ended December 31, 2014. This variation was mainly due to (i) the decrease in our share of the profits of SPE FRANERE GAFISA 08, from an income of R$6.0 million for the year ended December 31, 2013 to a loss of R$12.7 million for the year ended December 31, 2014, (i)

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a decrease in our share of the profits from other partnerships with other developers, from an income of R$ 14.1 million for the year ended December 31, 2013 to a loss of R$ 4.1 million for the year ended December 31, 2014.

Gain on disposal of non-controlling interest

This line item refers to the sale of our 20% stake in Alphaville, which resulted in non-recurring income of R$42.5 million for the year ended December 31, 2013. This gain is a result of the following: R$358.4 million received upon the completion of the sale, less (i) goodwill in the amount of R$252.5 million and (ii) investments in the amount of R$63.4 million.

Other income (expenses), net

Other expenses was R$36.3 million for the year ended December 31, 2013, compared to R$77.9 million for the year ended December 31, 2014. This 114.6% increase was mainly due to the large volume of labor and civil contingencies relating mainly to legacy projects delivered during 2013 and 2014. The provision for contingencies increased by R$22.6 million related to labor matters and R$25.4 million related to civil matters.

Financial expenses

Financial expenses increased 102.2%, from R$41.3 million for the year ended December 31, 2013, to R$83.5 million for the year ended December 31, 2014. This increase was mainly due to an increase in interest rates on our total debt during the period, which resulted in an increase in our debt service expenses, and a non-recurring expense of R$32.2 million resulting from the sale of certain financial assets in 2014.

Financial income

Financial income increased 56.5%, from R$37.5 million for the year ended December 31, 2013, to R$58.7 million for the year ended December 31, 2014. This increase was mainly due to (i) an increase in the CDI interest rate, which increased from 8.06% in 2013 to 10.81% in 2014, and (ii) an increase in the average volume of our unrestricted financial investments, which increase at an average of 49% from 2013 to 2014.

Total income tax and social contribution

Total income tax and social contribution decreased 27.6%, from R$8.7 million for the year ended December 31, 2013, to R$6.3 million for the year ended December 31, 2014. The change in our effective tax rate from 11.4% for the year ended December 31, 2013 to 4.7% for the year ended December 31, 2014 was mainly due to: (i) an increase in deferred tax income from an expense of R$1.1 million for the year ended December 31, 2013 to an income of R$1.7 million for the year ended December 31, 2014 mainly related to an increase in the recognition of tax credits for subsidiaries subject to the real profit regime, (ii) our subsidiaries’ tax calculation on the presumed income regime, which resulted in a current tax expense totaling R$7.5 million for the year ended December 31, 2013, compared to a current tax expense of R$8.0 million for the year ended December 31, 2014 due to improved operational and financial performance in the year ended December 31, 2014.

Net income (loss) for the year

As a result of the foregoing, net income (loss) for the year was a net loss of R$142.4 million for the year ended December 31, 2014, compared to a net loss of R$84.6 million for the year ended December 31, 2013.

Liquidity and Capital Resources

Our principal source of financing for working capital is from loans we obtain with the Brazilian government’s SFH, and/or the SFI.

Consolidated Cash Flows

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

The following table shows our consolidated cash flows for the periods indicated.

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	Nine months ended September 30,
	2016	2015
	(in millions of R$)

Net cash and cash equivalents from (used in) operating activities	94.4	(71.3)
Net cash from investing activities	12.1	141.9
Net cash and cash equivalents (used in) financing activities	(67.3)	(104.8)
Net increase (decrease) in cash and cash equivalents	39.1	(34.2)

Operating Activities. Net cash and cash equivalents from (used in) operating activities totaled R$71.3 million of net cash used in operating activities in the nine months ended September 30, 2015, compared to R$94.4 million of net cash generated from operating activities in the nine months ended September 30, 2016. This variation was mainly due to an increase in trade accounts receivables in cash of R$193.1 million related to scale gains of the new current business model projects which have an accelerate cash flow generation.

Investing Activities. Net cash from (used in) investing activities totaled R$141.9 million of net cash generated from investing activities in the nine months ended September 30, 2015, compared to R$12.1 million of net cash generated from investing activities in the nine months ended September 30, 2016. This variation was mainly due to a decrease in returns from net redemptions of pledged securities and investments, from R$135.1 million for the nine months ended September 30, 2015, to R$18.9 million for the nine months ended September 30, 2016.

Financing Activities. Net cash and cash equivalents from (used in) financing activities totaled R$104.8 million of net cash used in financing activities for the nine months ended September 30, 2015, compared to R$67.3 million of net cash used in financing activities for the nine months ended September 30, 2016. This variation was mainly due to a decrease in principal repayments on debentures, loans and financings, from R$122.6 million for the nine months ended September 30, 2015, to R$68.8 million for the nine months ended September 30, 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table shows our consolidated cash flows for the periods indicated.

	Year ended December 31,
	2015	2014
	(in millions of R$)

Net cash and cash equivalents from (used in) operating activities	(85.5)	19.3
Net cash from investing activities	222.3	95.5
Net cash and cash equivalents (used in) financing activities	(176.8)	(210.7)
Net decrease in cash and cash equivalents	(40.0)	(95.9)

Operating Activities. Net cash and cash equivalents from (used in) operating activities totaled R$19.3 million of net cash generated from operating activities in the year ended December 31, 2014, compared to R$85.5 million of net cash used in operating activities in the year ended December 31, 2015. This variation was mainly due to a R$144.0 million increase in expenses associated with the purchase of land and a decrease in advances from customers.

Investing Activities. Net cash from investing activities totaled R$95.5 million in the year ended December 31, 2014, compared to R$222.3 million in the year ended December 31, 2015. This variation was mainly due to an increase in returns from net redemptions of pledged securities and investments, from R$52.2 million for the year ended December 31, 2014, to R$220.3 million for the year ended December 31, 2015. Additionally, in the year ended December 31, 2014, there was also the alienation of certain financial assets held for sale, which contributed to net cash generated from investing activities in the amount of R$39.1 million.

Financing Activities. Net cash and cash equivalents used in financing activities totaled R$210.7 million in the year ended December 31, 2014, compared to R$176.8 million in the year ended December 31, 2015. This decrease

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was mainly due to the increase of loan transactions with related parties in the amount of R$49.6 million resulting from certain loan transactions with related parties, and to an increase in principal repayments on debentures, loans and financings, from R$249.5 million for the year ended December 31, 2014, to R$261.2 million for the year ended December 31, 2015.

Year Ended December 31, 2014, Compared to Year Ended December 31, 2013

The following table shows our consolidated cash flows for the periods indicated.

	Year ended December 31,
	2014	2013
	(in thousands of R$)

Net cash and cash equivalents from operating activities	19.3	221.4
Net cash from (used in) investing activities	95.5	(95.5)
Net cash and cash equivalents from (used in) financing activities	(210.7)	(290.3)
Net decrease in cash and cash equivalents	(95.9)	(164.4)

Operating Activities. Net cash and cash equivalents from operating activities totaled R$221.4 million in the year ended December 31, 2013, compared to R$19.3 million in the year ended December 31, 2014. This variation was mainly due to a decrease in general sales value sales, from R$490.4 million in 2013 to R$396.0 million in 2014, and an increase of R$72.9 million in cash used for other accounts payable.

Investing Activities. Net cash from (used in) investing activities totaled R$95.5 million of net cash used in investing activities in the year ended December 31, 2013, compared to R$95.5 million of net cash generated from investing activities in the year ended December 31, 2014. This variation was mainly due to an (i) increase in net investments of funds totaling R$32.3 million in 2013, compared to redemptions of pledged securities and collateralized and free investments totaling R$52.2 million in 2014, and (ii) the acquisition in 2013 of financial assets held for sale totaling R$71.3 million which we sold in 2014, resulting in net cash generation of R$39.1 million.

Financing Activities. Net cash used in financing activities totaled R$290.3 million in the year ended December 31, 2013, compared to R$210.7 million in the year ended December 31, 2014. This variation was mainly due to a net decrease in principal repayments on debentures, loans and financings, from R$286.8 million in 2013, to R$210.0 million in 2014.

Capital Structure

The table below sets forth our capital structure as of the dates indicated:

	As of September 30,	As of December 31,
	2016	2015	2014	2013
	(in thousands of R$)
Total Liabilities	744,024	778,846	1,042,843	1,289,256
Equity	1,158,067	1,126,814	1,082,346	1,217,885
Total Liabilities and Equity	1,902,091	1,905,660	2,125,189	2,507,141
Total Liabilities as a percentage of Total Liabilities and Equity	39.12%	40.87%	49.07%	51.42%
Equity as a percentage of Total Liabilities and Equity	60.88%	59.13%	50.93%	48.58%

Indebtedness

Overview

We finance our working capital for our developments mainly through the SFH and the SFI. We believe that this source of funding offers lower interest rates than traditional private market lines of credit, involving a collateral and

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an amortization process linked to the discharge of our clients through transfer of the receivables from clients to the banks. We use this source of funding to cover the portion of our cash exposure that is not covered by monthly receivable for each project.

In 2013, we entered into 13 SFH finance agreements in an aggregate amount of R$15.4 million. In 2014, we entered into 28 SFH finance agreements in an aggregate amount of R$235.0 million. In 2015, we entered into 47 SFH finance agreements in an aggregate amount of R$427.3 million, and a CCB, in the amount of R$6.5 million. In the nine months ended September 30, 2016, we entered into 64 SFH finance agreements in an aggregate amount of R$553.6 million, and two CCBs in the amount of R$31.7 million.

We do not invest in non-current assets.

The table below shows the composition of our loans and financings and their balances for the periods indicated:

			As of September 30,	As of December 31,
			2016	2015	2014	2013
	Average cost	Maturities	(in thousands of reais)
Construction financing (SFH/SFI)	8.30-9.50% + TR	December 2016 to July 2020	58,482	39,893	48,933	229,161
Cédula de Crédito Bancário – CCB	CDI + 3.95-4.25% per annum	January-June 2018	31,791	—	—	—
Cédula de Crédito Bancário – CCB	Variation of the INCC-DI	June 2019	6,332	6,560	—	—
Debentures	9.00% + TR	November 2016	102,793	201,877	389,617	409,561
Total Loans, Financings and Debentures			199,398	248,330	438,550	638,722

The tables below show our obligations according to their nature and maturity for the periods indicated:

Nine months ended September 30, 2016
Type of obligation	Type of debt	Other guarantees	Less than one year	One to three years	Three to five years	More than five years	Total
			(in R$)
Debt instrument	Secured		142,020,237.16	85,841,983.95	-	—	227,862,221.11
Loan	Secured		15,745,546.44	22,377,631.59	—	—	38,123,178.03
Financing	Secured		3,552,750.17	43,437,481.24	11,491,935.21	—	58,482,166.62
Financing	Floating collateral		102,792,957.60	—	—	—	102,792,957.60
Debt instrument	Unsecured	Subordinated or unsecured	162,290,219.02	154,473,039.45	—	—	316,763,258.47
Total			426,401,710.39	306,130,136.23	11,491,935.21	—	744,023,781.78

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Year ended December 30, 2015
Type of obligation	Type of debt	Other guarantees	Less than one year	One to three years	Three to five years	More than five years	Total
			(in R$)
Debt instrument	Secured guarantee		143,140,585.40	102,412,143.25	—	—	245,552,728.65
Loan	Secured guarantee		1,143,038.61	4,333,333.33	1,083,333.33	—	6,559,705.27
Financing	Secured guarantee		7,755,888.38	24,165,565.85	7,971,951.98	—	39,893,406.21
Financing	Floating collateral		201,877,169.00	—	—	—	201,877,169.00
Debt instrument	Unsecured	Subordinated or unsecured	149,032,127.27	135,932,208.69	—	—	284,964,335.96
Total			502,948,808.66	266,843,251.12	9,055,285.31	—	778,847,345.09

The table below shows our different types of financings and their balances for the periods indicated:

	Nine-month period ended September 30,	Year ended December 31,
	2016	2015	2014	2013
	(in thousands of reais)
Total secured debt	96,605	46,453	48,933	229,161
Total debt with floating collateral	102,793	201,877	389,617	409,561
Total unsecured debt	—	—	—	—
Total indebtedness	199,398	248,330	438,550	638,722

Our secured debt is subject to mandatory preferences provided by applicable law. In the event a creditor were to make a claim, (i) our secured debt has priority over our other debt, up to a limit equal to the amount of the encumbered asset, and (ii) our debt with floating collateral has priority over our unsecured debt.

The table below shows our outstanding amount of each of our debt instruments and their maturity for the indicated periods:

	Maturity
	Total	2016	2017	2018	2019 and thereafter
	(in millions of reais)
Housing Finance System (SFH)	58.5	0.8	5.2	21.8	30.7
FGTS Debenture	102.8	102.8	—	—	—
CCBs	38.1	1.7	25.9	9.4	1.1
Other working capital	—	—	—	—	—
Payables to venture partners	—	—	—	—	—
Total	199.4	105.3	31.1	31.2	31.8

As of September 30, 2016, our positive net cash (debt) was R$55.1 million, our cash and cash equivalents totaled R$254.5 million, and our total debt was R$199.4 million, resulting in a net debt-to-shareholders’ equity ratio of (4.76)%.

As of September 30, 2016, real estate receivables (both recognized and as yet unrecognized) totaled R$756.3 million, completed but unsold properties (gross) totaled R$75.5 million, properties payable including physical swaps totaled R$219.8 million, and costs not as yet incurred totaled R$157.9 million. The sum of total receivables and completed but unsold inventory was 2.58 times the sum of net debt, real estate payable and unappropriated costs.

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As of September 30, 2016, R$58.5 million of our total debt of R$199.4 million was comprised of SFH loans, which are used to finance the construction of our real estate projects. These loans from SFH are secured by (i) first-priority mortgages over the relevant developments and (ii) fiduciary assignments of real estate receivables generated by such developments. Disbursement of these loans is conditioned on evidence of works and financial progress on each development. Principal repayments commence following conclusion of construction of the development. We typically apply funds from client settlements of their outstanding balances to repay principal on these loans. As of September 30, 2016, R$102.8 million of our total debt was comprised of FGTS Debentures, the proceeds of which we used primarily for the construction of our legacy projects, and R$38.1 million of our total debt related to CCBs, which we entered into for cash liquidity purposes.

As of December 31, 2015, our net debt was R$14.1 million, our cash and cash equivalents and securities position totaled R$234.3 million, and our total debt was R$248.3 million, resulting in a net debt-to-shareholders’ equity ratio of 1.25%.

As of December 31, 2015, open real estate receivables (both recognized and as yet unrecognized) totaled R$754.8 million, completed but unsold properties (gross) totaled R$103.9 million, properties payable including physical swaps totaled R$229.3 million, and costs not as yet incurred totaled R$150.0 million. The sum of total receivables and completed but unsold inventory was 2.18 times the sum of net debt, real estate payable and unappropriated costs.

As of December 31, 2015, R$39.9 million of our total debt of R$248.3 million was comprised of SFH loans, R$201.9 million was comprised of FGTS Debentures and R$6.6 million related to CCBs.

As of December 31, 2014, our positive net debt was R$56.0 million, our cash and cash equivalents and securities position totaled R$494.6 million, and our total debt was R$438.6 million, resulting in a net debt-to-shareholders’ equity ratio of (5.18)%.

As of December 31, 2014, open real estate receivables (both recognized and as yet unrecognized) totaled R$468.5 million, completed but unsold properties (gross) totaled R$132.0 million, properties payable including physical swaps totaled R$225.0 million, and costs not as yet incurred totaled R$86.7 million. The sum of total receivables and completed but unsold inventory was 2.35 times the sum of net debt, real estate payable and unappropriated costs.

As of December 31, 2014, R$48.9 million of our total debt of R$438.6 million was comprised of SFH loans and R$389.6 million was comprised of FGTS Debentures.

As of December 31, 2013, our positive net debt was R$69.2 million, our cash and cash equivalents and securities position totaled R$708.0 million, and our total debt was R$638.7 million, resulting in a net debt-to-shareholders’ equity ratio of (5.69)%.

As of December 31, 2013, open real estate receivables (both recognized and as yet unrecognized) totaled R$792.7 million, completed but unsold properties (gross) totaled R$185.0 million, properties payable including physical swaps totaled R$72.6 million, and costs not as yet incurred totaled R$167.7 million. The sum of total receivables and completed but unsold inventory was 5.71 times the sum of net debt, real estate payable and unappropriated costs.

As of December 31, 2013, R$229.2 million of our total debt of R$638.7 million was comprised of SFH loans and R$409.6 million was comprised of FGTS Debentures.

We believe we have sufficient liquidity to cover our contractual commitments as of the date of this Information Statement. We are able to enter into new loans to finance our investments and our operations.

Material Financing Agreements

Our principal financing agreements as of September 30, 2016 are as follows:

Construction Financing (SFH and SFI)

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These are loans from BB and CEF that are used to finance the construction of our real estate projects. These loans from BB and CEF are secured by (i) first-priority mortgages over the relevant developments and (ii) fiduciary assignments of real estate receivables generated by such developments. Disbursement of these loans is conditioned on evidence of works and financial progress on each development. Principal repayments commence following conclusion of construction of the development. We typically apply funds from client settlements of their outstanding balances to repay principal on these loans.

Cédula de Crédito Bancário (CCB)

These are financings with Banco Daycoval S.A., Banco PAN S.A. and Banco ABC Brasil S.A. for the acquisition of new land by us and the entities we control. These contracts are secured by the alienation in trust of the land acquired. As of September 30, 2016, the aggregate principal amount outstanding under these agreements was R$38.1 million and their maturity ranged from January 2018 to January 2019.

FGTS Debenture

This is our first public issuance of debentures not convertible into shares, in a single indivisible block, of a single series, with floating collateral and an additional guarantee provided by us. This issuance uses FGTS funds to finance the construction of the development in question. The debentures were issued in an aggregate principal amount of R$600.0 million. The debentures provide for payment of a variable annual interest rate plus TR, calculated from the subscription date. Proceeds from the issuance of the debentures have been used solely to finance real estate projects focused exclusively on the affordable entry-level segment that meet certain eligibility criteria. The debentures are scheduled to mature in November 2016. As of September 30, 2016, the aggregate principal amount outstanding under these debentures was R$102.8 million.

Restrictive Covenants

Our loan and financing agreements subject us to certain restrictive covenants and require that we comply with certain financial ratios. Failure to satisfy such financial ratios or to comply with such restrictive covenants could result in the acceleration of the relevant loans and financing.

Our loan and financing agreements contain customary restrictive covenants and other provisions, including: if, in any relevant year, our annual cash income is less than the amount of the debt to be paid in such year or the amount to be distributed exceeds our annual cash income (less the amount of the debt to be paid in such year) we are required to distribute such amounts to Banco do Brasil.

Our first issuance of debentures contains restrictive covenants and other provisions, including:

•	limitation on the distribution of dividends in excess of the minimum mandatory dividends and other shareholder distributions if we are in default with any payment on the debentures.

•	limitation on any downgrade of the rating of the debentures.

•	restriction on any form of corporate restructuring that results in a decrease of our capital stock, shares amortization and the repurchase of our shares representing more than 10% of total shareholders’ equity (in accordance with our most recent audited financial statements), except if we obtain the prior consent of the debenture holders.

The restrictions described above may not apply in full to all the loan and financing agreements in effect as of the date of this Information Statement, and there may be different limits for each such agreement.

We are also required to comply with financial ratios. The table below sets forth the financial ratios for our first issuance of debentures for the periods indicated:

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	Nine-month period ended September 30,		Year ended December 31,
First issuance	2016		2015		2014		2013
Debt Ratio, calculated by the total receivables (on and off balance) plus inventory, divided by net debt less secured debt, required to be > 2 or < 0, considering that TR + TE always > 0	-6.16	x	-6.79	x	-2.75	x	-2.22	x
Maximum Leverage Ratio, calculated by dividing the total net debt less secured debts, required to be not in excess of 50% of equity	-22.55%		-21.47%		-46.72%		-59.33%
Total receivables (on and off balance) plus unappropriated income plus total inventories required to be above 1.5 time the net debt plus real estate payable plus unappropriated cost, or lower than zero	3.14	x	2.47	x	2.88	x	-16.78	x

As of September 30, 2016, we were in compliance with the financial ratios.

Utilization Capacity

As of September 30, 2016, we had SFH financings, debentures and CCBs in an aggregate amount totaling R$1.7 billion. Of such amount, R$843.8 million, or 49.9%, had already been disbursed, and the debt balance was R$199.4 million, as of September 30, 2016.

Off-Balance Sheet Arrangements

As of the date of this Information Statement, we did not have material off-balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any SPEs that are not reflected in our consolidated financial statements. The financial transactions of our subsidiaries, joint ventures and associates are guaranteed by us through endorsements or sureties. Such endorsements and sureties are for amounts in proportion to the percentage interests we hold in the capital stock of such subsidiaries, joint ventures and associates. As of September 30, 2016, such endorsements and sureties totaled R$488.3 million.

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Industry Data

Macroeconomic Environment

The construction industry and related activities represents one of the key pillars of the Brazilian economy. According to data from IBGE, the significance of housing construction as a percentage of all industrial activity in Brazil has increased over the last decade, increasing from 15.7% in 2006 to 28.3% in 2015. As a percentage of GDP, it grew from 4.3% in 2006 to 6.4% in 2015.

Housing construction as a percentage of GDP and compared to Industry

Housing Construction	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
% GDP	4.3%	4.6%	4.4%	5.4%	6.3%	6.3%	6.5%	6.4%	6.6%	6.4%
% Industry	15.7%	16.8%	16.0%	21.2%	22.9%	23.1%	24.9%	25.8%	27.7%	28.3%

Source: IBGE

In recent years, the Brazilian real estate sector has experienced strong transformations, with both growth, as in 2012, and contraction, which has been ongoing since mid-2014. In addition, the Brazilian real estate sector has been significantly impacted by important governmental programs such as “My House, My Life” (Minha Casa Minha Vida), which have driven growth in the sector.

According to the Central Bank, the volume of credit in the financial system totaled R$3.22 trillion at December 31, 2015, a 6.7% increase from the R$3.02 trillion recorded at December 31, 2014. This increase has led to a corresponding increase in the credit-to-GDP ratio from 53.1% for 2014 to 54.5% for 2015. Borrowing with unrestricted funds totaled R$1.64 trillion at December 31, 2015, accounting for 50.9% of the financial system’s total credit, 3.9% higher than the volume at December 31, 2014. Borrowing with targeted funding grew 9.8% in 2015, reaching R$1.58 trillion and accounting for 49.1% of total credit. The expansion of housing credit and borrowing from Brazil’s National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, were the principal drivers in this expansion of credit availability and indebtedness levels in the Brazilian economy.

Demand for Housing

The Brazilian real estate sector currently benefits from high growth potential due to housing shortage and changing demographic dynamics. In 2014, approximately 6.2 million families lived in inadequate dwellings and/or lived with other families. Among these, 98.6% had household earnings of an amount equivalent to up to 10 times the minimum wage, according to a report published in early 2016 by the FIESP’s Construction Industry Department (Deconcic).

According to this report, 28.3% of Brazil’s housing shortage is concentrated mainly in metropolitan areas, and the largest proportion of this housing shortage is concentrated in the Southeast region, which accounts for 41.3% of the national shortfall and where approximately 2.6 million families currently lack adequate housing.

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Housing Shortfall in Thousands of Families and % of the Total – 2014

Source: FIESP

In addition to the housing shortage, demographic trends and the projections for economic growth and social mobility suggest a significant expansion in the number of households in the next years. Demand for housing in the long term is due principally to four socio-economic indicators: (i) the rate of growth of the population, (ii) the proportion of young adults in the population, (iii) the number of people per household, and (iv) the growth in household income.

Rate of growth of the population

With the growth in population and new families, demand for housing increases. According to an IBGE study dated August 28, 2015, Brazil had a population of 204,450,649, an increase of 10,503,763 over 2012, when the population was 193,946,886. Based on such study, São Paulo is the most populous state, with 44.4 million inhabitants, corresponding to 21.7% of the Brazilian population. The second most populous state is Minas Gerais, with 20.9 million people (10.2% of the Brazilian population) followed by Rio de Janeiro, with 16.5 million people (8.1% of the Brazilian population). The least populous states were Roraima, with 505,700 inhabitants (0.25% of the Brazilian population), followed by Amapá, with 766,700 inhabitants (0.37% of the Brazilian population), and Acre, with 803,500 inhabitants (0.39% of the Brazilian population). A study conducted by Fundação Getúlio Vargas/Ernst&Young estimates that, in 2030, the number of families will reach 95.5 million with the population reaching 233.6 million people.

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Source: Fundação Getulio Vargas/Ernst&Young

Source: Fundação Getulio Vargas/Ernst&Young

Proportion of young adults in the population

The percentage of young adults (i.e. persons aged between 15 and 29 years old) in the Brazilian population is relatively high. In 2010, approximately 51 million people were in this age band, accounting for 26% of the population according to the IBGE. As young people age, demand for housing increases. In 2030, approximately 37.6% of Brazil’s population is expected to be aged between 25 and 49, according to IBGE data. We believe that the aging of the Brazilian population will generate increased demand for new real estate.

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Brazilian population by age - 2010

Source: IBGE

Source: IBGE

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Average number of people per household

The average number of people per household has been decreasing in Brazil. In 2010, the average number of people per household was 3.3 people per household. A study conducted by Fundação Getúlio Vargas/Ernst&Young has concluded that the number of people per household in 2030 will decrease to 2.5, meaning that demand for new residences would increase at a rate in excess of that of simple population growth.

Source: Fundação Getulio Vargas/Ernst & Young

Expansion of household income

According to a study conducted by Fundação Getúlio Vargas/Ernst&Young, the proportion of Brazilian households in each monthly household income band will change significantly between 2007 and 2030. It is estimated that, in 2030, approximately 82% of Brazilian households will have a monthly household income below R$4,000 while 18% will have a monthly household income in excess of this amount. Conversely, in 2007 93% of Brazilian households had a monthly household income of less than R$4,000 and only 7% had a monthly household income in excess of this amount.

Number of families by monthly income band
Monthly household income	2007		2030
Above R$32,000	0	0%	0.3	0%
R$16,000 - R$32,000	0.3	0%	1.3	1%
R$8,000 - R$16,000	1.1	2%	4.3	5%
R$4,000 - R$8,000	3.3	5%	11	12%
R$2,000 - R$4,000	8.4	14%	21.8	23%
R$1,000 - R$2,000	15.5	26%	27.6	29%
Up to R$1,000	31.7	53%	29.1	31%
Total families	60.3	100%	95.4	100%

Source: Fundação Getulio Vargas/Ernst&Young

The Minha Casa Minha Vida Program

In order to reduce the housing shortage, the Brazilian government created the “My House, My Life” (Minha Casa Minha Vida) program. The program is aimed at providing low cost social housing to Brazil’s lower socio-economic classes.

Phase I of the program (2009-2011) delivered more than 1 million housing units for households with monthly incomes of up to 10 times the Brazilian minimum wage, accounting for approximately 14% of the housing shortage which existed in Brazil in 2007. The Brazilian Government invested roughly R$34 billion during this period, of

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which, among other destinations, R$16 billion was directed at helping households with incomes of up to 3 times the minimum wage to acquire houses or apartments.

Phase II of the “My House, My Life” (Minha Casa Minha Vida) program, launched in 2011, envisioned building 2.75 million residences by 2014. In September 2014, the Brazilian government announced the inclusion of 350,000 new units in the program to be delivered by the end of the first half of 2015, thereby increasing the total number of housing units to be delivered in Phase II of the program to 3.1 million. According to data from the Brazilian government, more than 2.1 million housing units had been delivered in the country by April 2015.

Phase III of the “My House, My Life” (Minha Casa Minha Vida) program was launched in March 2016. Two million housing units are expected to be built by 2018 pursuant to Phase III of the program. The total investment in this new phase should reach R$210.6 billion, which will be made available through financing from CEF and BB. Phase III creates an additional income band - Band 1.5 - which covers households with monthly incomes of up to R$2,350. The income parameters for the other bands have also been reviewed, with the top income for Band 1 increasing from R$1,600 per month to R$1,800 per month; the top income for Band 2 increasing from R$3,275 per month to R$3,600 per month; and the top income for Band 3 increasing to R$6,500 per month from R$5,000 per month. The maximum values of the housing units were likewise increased: in Band 1, the ceiling increased from R$76,000 to R$96,000, and in Bands 2 and 3, the ceiling increased from R$190,000 to R$225,000. In Band 1.5, the housing units may have a value of up to R$135,000.

In Band 1, up to 90% of the value of the property will be subsidized and the beneficiaries will pay monthly installments of up to R$270, on a sliding scale, without interest and for 10 years. In Band 1.5, the subsidy is for up to R$45,000 and the remaining balance will be financed at an interest rate of 5% per year. The subsidy for Band 2 will be of up to R$27,500, depending on income and location, with interest rates of 5.5-7% per year. In Band 3, the financing will bear an annual interest rate of 8.16%.

Of the total of 2 million housing units built using financing planned for the 2016-2018 period, 800,000 would be allocated to Band 2, on which our business is focused. The principal measures introduced by this program include longer periods for real estate financings, lower interest rates, lower down-payments, higher subsidies offered in inverse proportion to the level of income, lower insurance costs and the creation of a guarantee fund to refinance real estate financing payments in the event of unemployment of the beneficiary.

Expansion in Real Estate Credit

In recent years, the Brazilian government has taken various actions aimed at resuming the construction of housing and expanding the availability of credit to the real estate sector.

On September 12, 2006, the Brazilian government allowed, among other measures, the Housing Financial System (Sistema Financeiro de Habitação), or the SFH, to utilize pre-established interest rates by facilitating the use of the TR Reference Rate, as promulgated by Law No. 11.734 of December 28, 2006. In addition, decree No. 5.892 of September of 2006 provided that variable installments on payroll deduction loans could be used for the purposes of the financing of housing units. CEF began providing R$1 billion to developers and increased the proportion of the total construction costs it is willing to finance from 50% to 85%. Another measure in the incentive package was the lowering of the tax rate on new inputs for housing construction, from 10% to 5%.

At the end of 2012, two provisional measures changing the special tax rates of the RET regime (Regime Especial de Tributação) were promulgated. The first increased the value of units eligible for the 1% RET from R$85,000 to R$100,000 through 2018. Other units eligible for this regime saw the applicable tax rate reduced by 2 percentage points, from 6% to 4%, as of 2013.

This incentive package has led to an increase in the amount of financing available to the real estate sector. According to Brazil’s Central Bank, the growth curve for the volume of real estate credit has grown sharply in recent years, with an average annual growth rate of 33.9% from 2009 through 2016, approaching a total level of R$600 billion in the first half of 2016.

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In relation to FGTS funding, the prospects for financing going forward are also positive, with a budget of R$253.4 billion through 2019. In the affordable entry-level housing segment for the middle and lower classes, CEF and BB offer the option of financing the full price of the property. The table below details the real estate financings with funding from the Brazilian Savings and Loan System (Sistema Brasileiro de Poupança e Empréstimo), or SBPE, and the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or the FGTS, from 2007 through 2015:

The table below sets forth the amount in million reais and the volume of real estate credit in Brazil for FGTS and SBPE:

Year	Amount (R$ million)		Units
	FGTS	SBPE	FGTS	SBPE
2007	6,070	18,283	289,762	195,900
2008	9,907	30,032	254,640	299,685
2009	15,230	34,017	319,432	302,680
2010	25,173	56,198	437,014	421,386
2011	30,336	79,917	453,843	492,908
2012	33,689	82,761	469,492	453,209
2013	38,675	109,178	467,962	529,797
2014	42,545	112,854	456,917	538,347
2015	52,503	75,579	523,032	341,508

Source: Central Bank – November 2016 and CEF – November 2016

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Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from the normal course of our business. These market risks mainly involve the possibility that changes in interest rates may impact the value of our financial liabilities. See “Risk Factors—Risks Relating to Brazil.”

We currently monitor risks on a regular basis through assessments of our internal controls, in line with the requirements of the Sarbanes-Oxley Act of 2002. We also manage our risks through “AGR – General Risk Analysis”, or AGR. AGR is updated annually and highlights to the financial committee of our board of directors, the main business risks that should be closely monitored by our management. It is also used to guide the scope of the work of our internal audit department.

We have also adopted Gafisa’s internal controls plan, as approved by Gafisa’s audit committee. Following the separation of our corporate structure, the responsibility for approving our internal controls plan will shift to our financial committee. In making internal controls assessments, our management uses the criteria set forth by the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We are exposed to risks related to variations in the prices of the raw materials and labor for construction, as well as to variations in the prices of land. We are also subject to risks relating to the volatility and limited liquidity of the Brazilian capital markets, which may negatively affect the liquidity and the market value of the shares of our issuance.

Interest Rate and Inflation Risks

Interest rate risk arises from the possibility that we may experience gains or losses because of fluctuations in the interest rates of our financial assets and liabilities. We mitigate this risk diversifying funding in terms of fixed and floating rates. We try to make investments with profitability rates linked to the interbank deposit certificates which, in turn, follow the interest rates practiced in Brazil, mitigating the exposure of our financial liabilities to market oscillations.

We also seek protection for the risks arising from inflation variations that may have an impact on our operations when mismatches exist between the index of funds raised and the index of the payment of interest and payable amortization.

We are exposed to certain market risks in the normal course of our business and in connection with the Brazilian macroeconomic environment. The contractual arrangements we enter into are typically indexed to the CDI, IGP-M, INCC and TR rates.

As of September 30, 2016, the balance of recognized and as yet unrecognized accounts receivables was R$756.3 million, which almost the entirety consisted of assets indexed to the INCC and the IGP-M. As of September 30, 2016, we had R$199.4 million in outstanding loan contracts, 80.9% indexed to the TR.

The table below sets forth our sensitivity analysis to risks to which we are exposed, based on the scenarios indicated below, as of September 30, 2016.

As of September 30, 2016, we have the following financial instruments:

•	Short-term investments and loans and financing linked to Interbank Deposit Certificates (CDI);

•	Loans and financing and debentures linked to the Referential Rate (TR);

•	Accounts receivable and loans and financing linked to the National Civil Construction Index (INCC).

For the sensitivity analysis in the nine months ended September 30, 2016, we considered the interest rates of investments, loans and accounts receivables, CDI rate at 14.13%, the TR at 1.91% the INCC rate at 6.09%.

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The scenarios considered were as follows:

•	Scenario I: 50% increase in the variables used for pricing;

•	Scenario II: 25% increase in risk variables used for pricing;

•	Scenario III: 10% increase in risk variables used for pricing

•	Scenario IV: 10% decrease in risk variables used for pricing

•	Scenario V: 25% decrease in risk variables used for pricing

•	Scenario VI: 50% decrease in risk variables used for pricing

		Scenario
		I	II	III	IV	V	VI
Operation	Risk	Increase 50%	Increase 25%	Increase 10%	Decrease 10%	Decrease 25%	Decrease 50%
		(R$ millions)
Short-term investments	Increase/decrease of CDI	7.3	3.7	1.5	(1.5)	(3.7)	(7.3)
Loans and financing	Increase/decrease of CDI	(1.9)	(1.0)	(0.4)	0.4	1.0	1.9
Net effect of CDI variation		5.4	2.7	1.1	(1.1)	(2.7)	(5.4)

Loans and financing	Increase/decrease of TR	(0.6)	(0.3)	(0.1)	0.1	0.3	0.6
Debentures	Increase/decrease of TR	(1.0)	(0.5)	(0.2)	0.2	0.5	1.0
Net effect of TR variation		(1.5)	(0.8)	(0.3)	0.3	0.8	1.5

Trade accounts receivable	Increase/decrease of INCC	13.6	6.8	2.7	(2.7)	(6.8)	(13.6)
Loans and financing	Increase/decrease of INCC	(0.2)	(0.1)	(0.0)	0.0	0.1	0.2
Net effect of INCC variation		13.4	6.7	2.7	(2.7)	(6.7)	(13.4)

Credit Risk

Some of our clients do not have a credit profile to finance 100% of the purchase price of the real estate unit with a financial institution. Thus, we are exposed to the credit risk of these customers. However, we do not believe that we are subject to any material credit risk, since the majority of the amount payable by the client occurs during the construction phase, and it is relatively low compared to our contracted sales and, historically, it has a fairly low default rate. As of September 30, 2016, the financing installments contracted by our clients from us amounted to R$124.8 million, representing an average of 7.5% of our contracted sales in 2016. As of September 30, 2016, there was a balance for provisions for doubtful accounts of R$76 million.

Liquidity Risk

The management of financial instruments is performed through operational strategies and internal controls aiming to providing liquidity, profitability and security. We contract financial instruments for the purpose of protection through a periodic analysis of the risk exposure that our management intends to cover (exchange rate, interest rate and etc.), which is submitted to the competent management departments for approval and later operationalization of the strategy submitted. The control policy consists in a permanent monitoring of the conditions existing in the market. We do not make speculative investments in derivatives or in any other risky assets. The results obtained with such operations are in line with the policies and strategies defined by our management. In addition to these controls, we adopted a practice of maintaining a liquidity position that supports the transaction for at least a month and a half.

As of the date of this Information Statement, we did not have any transaction with derivative financial instrument.

As of the date of this Information Statement, we did not have any indebtedness or material expense denominated in U.S. dollars or any other foreign currency.

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For additional information on our financial risk management, see Note 22 of our audited consolidated financial statements included elsewhere in this Information Statement.

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INDEX TO FINANCIAL STATEMENTS

Unaudited Interim Consolidated Financial Statements as of and for the Nine Months
Ended September 30, 2016 and 2015

Audited Financial Statements as of and for the Years Ended December 31, 2015, 2014 and 2013

Construtora Tenda S.A. Interim Financial Information September 30, 2016

Report on the review of interim financial information

To

The shareholder, Board of Directors and Officers

Construtora Tenda S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information of Construtora Tenda S.A. (“Company”) for the quarter ended September 30, 2016, which comprises the statement of financial position ended on September 30, 2016 and related statements of profit or loss, of comprehensive income for the nine-month period then ended, the changes in equity and in cash flows for the nine-month period then ended, including explanatory notes.

Management is responsible for the preparation of individual and consolidated interim financial information in accordance with the Accounting Pronouncements CPC 21(R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and International Financial Reporting Standards IAS 34 – Interim Financial Reporting, adopted in Brazil as applicable to real estate companies in Brasil, which takes into consideration OCPC 04 on the application of ICPC 02 to real estate development entities in Brazil, issued by the Accounting Pronouncment Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and the CFC, as well as the presentation of this information in accordance with the standards issued by the CVM, applicable to the preparation of interim financial information. Our responsibility is to express our conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 – Revisão de Informações Intermediárias Executadas pelo Auditor da Entidade and ISRE 2410 - Review of Interim Accounting Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of the management responsible for the financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with audit standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, nothing has come to our attetion that causes us to believe that the accompanying individual and consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and presented in accordance with the standards issued by CVM applicable to the preparation of interim financial information.

Conclusion on the consolidated interim financial information prepared in accordance with IAS 34 adopted in Brasil as aplicable to real estate companies in Brazil, which considers technical guideline OCPC 04 on the application of technical interpretation ICPC 02 to real estate development entities in Brazil, issued by the CPC and approved by the CVM and the Federal Accounting Council (CFC)

Based on our review, nothing has come to our attention that cause us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34, adopted in Brazil as applicable to real estate companies in Brazil, which takes into consideration OCPC 04 on the application of ICPC 02 to real estate development entities in Brazil, issued by the CPC and approved by the CVM and CFC, applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the CVM.

Emphasis of matters

We draw attention to Note 2, to the interim financial information, which states that the individual and consolidated interim financial information have been prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information, prepared in accordance with IAS 34 adopted in Brazil as applicable to real estate companies in Brasil, also considers the technical guideline OCPC 04 issued by CPC. Such technical guideline addresses the recognition of real estate revenues and involves issues related to the meaning and application of the concept of continuous transfer of the risks, rewards and control on the sale of real estate units, as described in Note 2. Our conclusion does not contain any qualification regarding this matter.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated Statements of value added for the nine month period ended September 30, 2016, prepared under the responsibility of the Company’s management, for which presentation is required in the interim financial information in accordance with the standards issued by CVM applicable to the preparation of interim financial information, and considered as supplementary information by International Financial Reporting Standards (“IFRS”), which does not require the presentation of the statement of value added. These statements were subjected to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information, taken as a whole.

São Paulo, October 18, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

Construtora Tenda S.A.

Statement of financial position

September 30, 2016 and December 31, 2015

(In thousands of Brazilian Reais)

		Company		Consolidated
Assets	Notes	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Current assets
Cash and cash equivalents	4.1	39,125	6,248	60,777	21,653
Short-term investments	4.2	109,438	160,769	193,732	212,621
Trade accounts receivable	5	101,946	119,184	348,383	438,226
Properties for sale	6	158,733	155,443	539,537	490,484
Receivables from related parties	7	444,623	271,148	54,545	53,933
Land for sale	8	48,900	69,271	71,310	101,490
Judicial deposits	18	3,074	2,305	3,127	2,329
Other receivables		34,407	35,633	47,184	48,394
Total current assets		940,246	820,001	1,318,595	1,369,130

Non-current assets
Trade accounts receivable	5	29,259	25,150	126,254	41,189
Properties for sale	6	51,465	39,045	199,559	243,520
Receivables from related parties	7	46,743	38,857	37,540	30,030
Judicial deposits	18	20,542	15,073	20,542	15,073
Other receivables		-	-	9	253
		148,009	118,125	383,904	330,065

Investments	9	1,393,771	1,432,302	153,298	163,349
Property and equipment	10	28,518	24,586	28,557	24,629
Intangible assets	11	17,737	18,487	17,737	18,487
		1,440,026	1,475,375	199,592	206,465

Total non-current assets		1,588,035	1,593,500	583,496	536,530

Total assets		2,528,281	2,413,501	1,902,091	1,905,660

The accompanying notes are an integral part of this interim financial information.

Construtora Tenda S.A.

Statement of financial position

September 30, 2016 and December 31, 2015

(In thousands of Brazilian Reais)

		Company		Consolidated
Liabilities	Notes	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Current liabilities
Loans and financing	12	8,359	3,978	19,298	8,899
Debentures	13	102,793	201,877	102,793	201,877
Payables for goods and service suppliers	-	6,749	4,257	26,978	13,669
Labor and tax obligations	14	32,645	34,933	68,157	72,606
Payables for purchase of properties and advances from customers	15	12,489	14,774	138,362	138,223
Provisions and cancelled contracts payable	16	1,959	3,386	3,658	4,917
Payables to related parties	7	1,049,714	914,956	31,043	32,640
Provision for net capital deficiency of equity accounted investees	9	17,994	11,689	5,396	5,394
Other payables		21,410	17,254	30,717	24,724
Total current liabilities		1,254,112	1,207,104	426,402	502,949

Non-current liabilities
Loans and financing	12	24,573	7,004	77,307	37,554
Payables for purchase of properties and advances from customers	15	11,793	6,986	85,842	102,412
Provision for legal claims	18	34,632	37,271	51,768	55,716
Deferred income tax and social contribution	17	-	-	12,088	5,045
Payables to related parties	7	64,934	55,967	64,934	55,967
Other payables		9,791	8,233	25,683	19,203
Total non-current liabilities		145,723	115,461	317,622	275,897

Equity
Capital	19.1	1,194,000	1,194,000	1,194,000	1,194,000
Capital reserves and reserve for granting stock options		100,235	99,186	100,235	99,186
Accumulated losses	19.3	(165,789)	(202,250)	(165,789)	(202,250)
		1,128,446	1,090,936	1,128,446	1,090,936
Non-controlling interests		-	-	29,621	35,878
Total equity		1,128,446	1,090,936	1,158,067	1,126,814
Total liabilities and equity		2,528,281	2,413,501	1,902,091	1,905,660

The accompanying notes are an integral part of this interim financial information.

Construtora Tenda S.A.

Statements of profit or loss

Periods of nine months ended September 30, 2016 and 2015

(In thousands of Brazilian Reais, except if otherwise stated)

		Company		Consolidated
	Notes	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Continuing operations
Net operating revenue	23	138,911	168,934	765,804	644,140

Operating costs
Real estate development and sales	24	(93,159)	(124,679)	(538,722)	(457,422)

Gross profit		45,752	44,255	227,082	186,718

Operating (expenses) income
Selling expenses	24	(20,467)	(16,923)	(65,096)	(46,963)
General and administrative expenses	24	(20,361)	(20,424)	(62,125)	(63,248)
Share of profit/(loss) of equity method investments	9	56,093	29,424	12	3,317
Other income (expenses), net	24	(28,172)	(21,774)	(42,115)	(43,102)

Income before financial income and expenses and income tax and social contribution		32,845	14,558	57,758	36,722

Financial expenses	25	(16,304)	(12,160)	(38,386)	(34,565)
Financial income	25	19,920	40,913	23,866	39,774

Income before income tax and social contribution		36,461	43,311	43,238	41,931

Current income tax and social contribution	17	-	-	(7,506)	(6,405)
Deferred income tax and social contribution	17	-	-	(5,528)	5,634

Total income tax and social contribution		-	-	(13,034)	(771)

Net income from continuing operations		36,461	43,311	30,204	41,160

Net income for the year		36,461	43,311	30,204	41,160

(-) Profit/ (loss) attributable to:
Non-controlling interests		-	-	(6,257)	(2,151)
Shareholders of the Company		36,461	43,311	36,461	43,311

Weighted average number of shares (in thousands of shares)	21	633,037	633,037	633,037	633,037

Basic earning per thousand shares - In Reais	21	0.05760	0.06842	0.05760	0.06842
Diluted earning per thousand shares - In Reais	21	0.05554	0.06580	0.05554	0.06580

The accompanying notes are an integral part of this interim financial information.

Construtora Tenda S.A.

Statements of comprehensive income

Periods of nine months ended September 30, 2016 and 2015

(In thousands of Brazilian Reais, except if otherwise stated)

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net income for the year	36,461	43,311	30,204	41,160

Total comprehensive income for the year, net of taxes	36,461	43,311	30,204	41,160

Attributable to:
Shareholders of the Company	36,461	43,311	36,461	43,311
Non-controlling interests	-	-	(6,257)	(2,151)

The accompanying notes are an integral part of this interim financial information.

Construtora Tenda S.A.

Statements of changes in equity

Periods of nine months ended September 30, 2016 and December 31, 2015

(In thousands of Brazilian Reais)

		Attributed to Shareholders of the Company
	Notes	Capital	Capital reserves	Accumulated losses	Total Company	Non-controlling interests	Total Consolidated
Balances at December 31, 2014		1,194,000	97,047	(232,570)	1,058,477	23,869	1,082,346

Capital increase		-	-	-	-	12,631	12,631
Stock option plan	19.2	-	1,605	-	1,605	-	1,605
Net income for the year		-	-	43,311	43,311	(2,151)	41,160

Balances at September 30, 2015		1,194,000	98,652	(189,259)	1,103,393	34,349	1,137,742

Balances at December 31, 2015		1,194,000	99,186	(202,250)	1,090,936	35,878	1,126,814
Stock option plan	19.2	-	1,049	-	1,049	-	1,049
Net income for the year		-	-	36,461	36,461	(6,257)	30,204

Balances at September 30, 2016		1,194,000	100,235	(165,789)	1,128,446	29,621	1,158,067

The accompanying notes are an integral part of this interim financial information.

Construtora Tenda S.A.

Statements of cash flows

Periods of nine months ended September 30, 2016 and 2015

(In thousands of Brazilian Reais)

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Operating activities
Income before income tax and social contribution	36,461	43,311	43,238	41,931
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	11,342	10,946	11,346	11,058
Allowance (reversal) for doubtful accounts and cancelled contracts (Note 5)	8,559	(1,471)	3,217	2,059
Impairment loss on non-financial assets	(12,994)	10,850	(12,994)	11,006
Share of profit/(loss) of equity method investments (Note 9)	(56,093)	(29,424)	(12)	(3,317)
Provision for legal claims and commitments (Note 18)	21,727	171	20,385	18,900
Unrealized interests and charges, net	15,811	27,509	19,870	28,602
Warranty provision	4,658	(699)	5,557	6,346
Provision for profit sharing (Note 26)	817	(1,396)	10,321	8,449
Stock option expenses (Note 19.2)	1,049	1,605	1,049	1,605
Write-off of property and equipment and intangible assets, net	2,352	1,563	2,352	1,563
Provision (Reversal) for penalties due to delay in construction works	793	(1,457)	451	(1,969)
Provision for cancelled contracts and cancelled contracts payable	(1,427)	(2,016)	(1,259)	(2,209)
Write-off of investments (Note 9)	-	(2,421)	-	(2,413)

Decrease/(increase) in operating assets
Trade accounts receivable	15,000	(16,071)	16,929	(176,175)
Properties for sale and land for sale	7,225	60,402	22,714	107,836
Other receivables	(5,011)	9,386	(4,812)	11,965

Increase/(decrease) in operating liabilities
Payables for goods and service suppliers	2,492	(9,041)	13,309	(455)
Labor and tax obligations	(3,105)	3,899	(14,770)	6,945
Payables for purchase of properties and advances from customers	2,522	(20,706)	(16,431)	(31,473)
Other payables	(17,798)	(36,550)	(16,677)	(32,371)
Related parties transactions	(38,717)	(10,549)	(1,884)	(72,810)
Paid income tax and social contribution	-	-	(7,506)	(6,405)

Net cash and cash equivalents from (used in) operating activities	(4,337)	37,841	94,393	(71,332)

Investing activities
Capital contribution/(decrease) in investments (Note 9)	(15,260)	(28,250)	10,063	7,471
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(16,876)	(14,000)	(16,876)	(14,000)
Purchase of short-term investments and restricted cash	(1,062,543)	(1,130,749)	(1,305,300)	(1,250,841)
Redemption of short-term investments and restricted cash	1,113,874	1,198,066	1,324,189	1,385,931
Proceeds from sale of investments	-	3,768	-	3,768
Dividends received	109,884	9,554	-	9,554

Net cash from (used in) investing activities	129,079	38,389	12,076	141,883

Financing activities
Increase in loans, financing and debentures	44,558	19,622	188,361	49,173
Payment of loans, financing and debentures - principal	(122,880)	(120,704)	(239,571)	(149,865)
Payment of loans, financing and debentures - interest	(14,624)	(21,027)	(17,592)	(21,936)
Loan transactions with related parties	1,081	8,540	1,457	17,834

Net cash and cash equivalents from (used in) financing activities	(91,865)	(113,569)	(67,345)	(104,794)

Increase (decrease) in cash and cash equivalents	32,877	(37,339)	39,124	(34,243)

Cash and cash equivalents
At the beginning of the period	6,248	47,278	21,653	61,615
At the end of the period	39,125	9,939	60,777	27,372

Net increase (decrease) in cash and cash equivalents	32,877	(37,339)	39,124	(34,243)

The accompanying notes are an integral part of this interim financial information.

Construtora Tenda S.A.

Statements of value added

Periods of nine months ended September 30, 2016 and 2015

(In thousands of Brazilian Reais)

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/20015

Revenues	156,851	185,933	824,649	700,554
Real estate development and sales	154,980	168,791	812,498	674,506
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	1,871	17,142	12,151	26,048
Inputs acquired from third parties (including taxes on purchases)	(94,223)	(116,012)	(582,966)	(507,441)
Operating costs - Real estate development and sales	(88,406)	(120,366)	(523,833)	(445,905)
Materials, energy, outsourced labor and other	(5,817)	4,354	(59,133)	(61,536)

Gross value added	62,628	69,921	241,683	193,113

Depreciation and amortization	(3,278)	(10,946)	(9,119)	(11,058)

Net value added produced, (distributed) by the Company	59,350	58,975	232,564	182,055

Value added received on transfer	76,013	70,337	23,878	43,091
Share of profit/(loss) of equity method investments	56,093	29,424	12	3,317
Financial income	19,920	40,913	23,866	39,774

Total value added to be distributed	135,363	129,312	256,442	225,146

Value added distribution	135,363	129,312	256,442	225,146
Personnel and payroll charges	49,288	42,475	85,304	67,542
Taxes and contributions	28,557	27,053	87,659	70,361
Interests and rents	21,057	16,473	53,275	46,083
Net income (loss) attributable to non-controlling	-	-	(6,257)	(2,151)
Net income	36,461	43,311	36,461	43,311

The accompanying notes are an integral part of this interim financial information.

1.	Operations

Construtora Tenda S.A. ("Company" or "Tenda") is a non public corporation with registered office at Rua Alvares Penteado, 61, in the city and state of São Paulo, Brazil.

The operations of Tenda and its subsidiaries comprise the carry out of civil construction works, real estate development, real estate purchase and sales, civil construction administration services, intermediation of consortia shares sales, and holding of interests in other companies.

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”). Controlled entities substantially share the structures and the corresponding corporate, managerial and operating costs with the Company. The SPEs operate solely in the real estate industry and are linked to specific ventures.

On August 16, 2016, the Company, together with the its parent company Gafisa, disclosed a material fact to the market with updates on the spin-off process of the two companies, previously disclosed on April 29, 2015, informing that the companies continue working on the analysis of strategic alternatives to the Company’s business units, aiming at maximizing value to Gafisa’s shareholders, which may involve a offering of securities and/or sale of ownership interests, besides the spin-off itself through a corporate restructuring operation.

On September 26, 2016, the Company, together with its parent company Gafisa S.A., disclosed a material fact to the market with updates on the spin-off process of the two companies, informing that it made contact with Banco Itaú BBA S.A. (“Itaú BBA”), Banco Bradesco BBI S.A. (“Bradesco BBI”), Bank of America Merrill Lynch – Banco Múltiplo S.A. (“BofA Merrill Lynch”), BB-Banco de Investimento S.A. (“BB Investimentos”) and Banco Votorantim S.A. (“Votorantim”), financial institutions which commissioning was authorized by the Board of Directors of Gafisa S.A., regarding the opportunity for performing a public offering of the Company’s shares. Nonetheless, it was informed that it would be premature to make any final decision about the structure, volume or term of any offering at that moment.

The Company is not subject to seasonal fluctuations in its operations.

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated financial statements

The individual and consolidated interim financial information were authorized for issue by the Company’s Board of Directors on October 18, 2016.

The individual financial statements, identified as “Company”, and consolidated interim financial information has been prepared and is being presented in accordance with the technical pronouncement CPC 21(R1) – Interim Financial Information, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2015. Therefore, this interim financial information shall be read together with the financial statements as of December 31, 2015.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.1.	Basis of presentation and preparation of individual and consolidated financial statements --Continued

The individual interim financial information has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by CPC, approved by the CVM and are disclosed together with the consolidated interim financial information.

The consolidated interim financial information of the Company has been prepared in accordance with the Accounting Pronouncements CPC 21(R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and International Financial Reporting Standards IAS 34 – Interim Financial Reporting, adopted in Brazil as applicable to real estate companies in Brasil, which takes into consideration OCPC 04 on the application of ICPC 02 to real estate development entities in Brazil, issued by the Accounting Pronouncment Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and the CFC, as well as the presentation of this information in accordance with the standards issued by the CVM, applicable to the preparation of interim financial information..

The individual interim financial information of the Company differs from IFRS, once it considers the capitalization of interest on qualifying assets of investees in the separate interim financial information of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

The consolidated interim financial information is specifically in compliance with the IFRS adopted in Brazil as applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

The interim financial information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the interim financial information.

All amounts reported in the accompanying interim financial information are in thousands of Brazilian Reais, except as otherwise stated.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 2.1 to the individual and consolidated financial statements as of December 31, 2015.

2.1.1.	Consolidated financial statements

The accounting practices have been applied consistently by all subsidiaries included in the consolidated interim financial information. The subsidiaries have the same fiscal year as the Company. See further details in Note 9.

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.1.	Basis of presentation and preparation of individual and consolidated financial statements --Continued

2.1.1.	Consolidated financial statements--Continued

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2015.

3.	New standards, changes and interpretation of standards issued and not yet adopted

The explanations related to this note were not subject to significant changes in relation to those reported in Note 3 to the individual and consolidated financial statements as of December 31, 2015.

There is no other standard, change to standards or interpretation issued and not yet adopted that could, in the Management’s opinion, have significant impact arising from their adoption on its interim financial information.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Cash and banks	6,289	6,248	27,391	21,591
Funds deposited with third parties (a)	32,836	-	32,836	-
Securities purchased under resale agreements (b)	-	-	550	62
Total cash and cash equivalents (Note 22.b.i and 22.c.)	39,125	6,248	60,777	21,653

(a)	Amount deposited with Itaú Corretora de Valores S.A., for settling, on October 3, 2016, the 17th interest installment and the 11th amortization installment related to the first debenture placement of the Company (Note 29 (i)).

(b)	As of September 30, 2016, the securities purchased under resale agreement earned interest through the balance sheet’s reporting date, ranging from 75% to 100% of Interbank Deposit Certificates (CDI) (75% of CDI in 2015). All investments are carried out with what management considers being top tier financial institutions.

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2015.

4.2.	Short-term investments

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Fixed-income funds	22,286	56,665	32,949	56,665
Government bonds (LFT)	9,374	5,913	9,374	5,913
Corporate securities	33,568	30,403	33,568	30,403
Securities purchased under resale agreements	11,615	10,547	11,615	10,547
Bank certificates of deposit (a)	13,022	35,050	27,874	36,166
Restricted cash in guarantee of loans	32	11,118	32	11,118
Restricted credits (b)	19,541	11,073	78,320	61,809
Total short-term investiments (Note 22.a.v, 22.b.i and 22.c.)	109,438	160,769	193,732	212,621

(a)	As of September 30, 2016, Bank Certificates of Deposit (CDBs) include interest earned through the balance sheet’s reporting date, ranging from 85% to 104,5% (90% to 107% in 2015) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company performs investments in short term (operations up to 20 working days) through securities purchased under resale agreements, mainly due to the exemption of IOF, which is not granted in the case of CDBs.

(b)	Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to occur in up to 90 days.

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2015.

5.	Trade accounts receivable from real estate development and services

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Real estate development and sales	170,977	185,780	526,091	548,984
( - ) Allowance for doubtful accounts and cancelled contracts	(57,626)	(59,497)	(76,014)	(88,165)
( - ) Present value adjustments	(283)	(34)	(2,271)	(653)
Other	18,137	18,085	26,831	19,249
Total trade accounts receivable of development and services (Note 22.b.i)	131,205	144,334	474,637	479,415

Current	101,946	119,184	348,383	438,226
Non-current	29,259	25,150	126,254	41,189

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

5.	Trade accounts receivable from real estate development and services --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Overdue
Up to 90 days	1,879	1,024	9,919	32,555
From 91 to 180 days	861	8,560	16,957	19,101
Over 180 days (a)	101,299	129,125	167,815	195,867
	104,039	138,709	194,691	247,523

Maturity
2016	26,375	43,968	104,823	240,371
2017	40,435	7,280	143,948	49,814
2018	5,251	3,728	51,526	11,435
2019	4,772	2,955	37,185	7,494
2020 onwards	8,242	7,225	20,749	11,596
	85,075	65,156	358,231	320,710
( - ) Adjustment to present value	(283)	(34)	(2,271)	(653)
( - ) Allowance for doubtful account and cancelled contracts	(57,626)	(59,497)	(76,014)	(88,165)
	131,205	144,334	474,637	479,415

(a)	Of the amount more than 180 days overdue, the amounts in process of transfer to financial institutions amount to R$21,727 in the Company and R$45,659 in the Consolidated balance (R$40,361 in the Company and R$69,464 in the Consolidated balance in 2015).

The change in the allowance for doubtful accounts and cancelled contracts and the related change in properties for sale for the period ended September 30, 2016 is summarized as follows:

		Company		Consolidated
	Receivables	Properties for sale (Note 6)	Net balance	Receivables	Properties for sale (Note 6)	Net balance

Balance at December 31, 2015	(59,497)	14,793	(44,704)	(88,165)	21,764	(66,401)
Additions and Reversal (Notes 23 and 24)	1,871	(10,430)	(8,559)	12,151	(15,368)	(3,217)
Balance at September 30, 2016	(57,626)	4,363	(53,263)	(76,014)	6,396	(69,618)

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2015.

6.	Properties for sale

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Land	108,845	68,629	486,546	470,746
Property under construction	66,095	68,777	186,085	146,851
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	4,363	14,793	6,396	21,764
Completed units	35,382	45,371	75,542	103,886
(-)Adjustment to present value	(1,897)	(492)	(12,419)	(6,189)
(-)Impairment of properties for sale	(2,590)	(2,590)	(3,054)	(3,054)
	210,198	194,488	739,096	734,004

Current portion	158,733	155,443	539,537	490,484
Non-current portion	51,465	39,045	199,559	243,520

In the period ended September 30, 2016, there was no change in the provision for impairment of properties for sale.

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2015.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

7.	Related parties

7.1	Balances with related parties

The balances with related parties, assets and liabilities are as follows:

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Assets
Related parties Current account	444,623	257,996	54,201	53,589
Loan receivable	46,743	38,857	37,884	30,374
Dividends receivable	-	13,152	-	-
Total assets	491,366	310,005	92,085	83,963

Current portion	444,623	271,148	54,545	53,933
Non-current portion	46,743	38,857	37,540	30,030

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Liabilities
Related parties Current account	1,049,714	914,956	31,043	32,640
Loan payable	49,969	41,002	49,969	41,002
Gafisa Current account	14,965	14,965	14,965	14,965
	1,114,648	970,923	95,977	88,607

Current portion	1,049,714	914,956	31,043	32,640
Non-current portion	64,934	55,967	64,934	55,967

The composition, nature and condition of loan receivable and payable by the Company are shown in the table below. Loans have maturities according to the duration of the respective ventures.

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	Nature	Interest rate

Atua Construtora e Incorporadora S.A. (a)	12,167	12,168	12,167	12,168	Construction	112% of 113,5% of CDI
Interativa Empreendimentos & Participações Ltda. (b)	4,413	-	4,413	-	Construction	12% p.a.
Fit Bild 09 SPE Empr. Imob. Ltda. (c)	9,299	9,332	-	-	Construction	120% to 126.5% p.a. + CDI
Fit Campolim SPE Empr. Imob. Ltda. (c)	16,924	14,097	16,924	14,097	Construction	100% of CDI
Acedio SPE Empr. Imob. Ltda. (c)	3,940	3,260	3,940	3,260	Construction	100% of CDI
Other	-	-	440	849	Construction
Loans receivable	46,743	38,857	37,884	30,374

(a)	Amount related to the loan of the Company with the company Atua Construtora e Incorporadora S.A., which is being disputed in arbitration, at the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM/CCBC). The amount is adjusted through December 2014 with the agreed-upon financial charges in the terms of the contracts.

(b)	Loan with the company Interativa Empreendimentos & Participações Ltda that will be indexed for interest of s 12% p.a until settled.

(c)	Amounts receivable among the SPEs that are adjusted through August 2014 (date of last request in arbitration) with the financial charges agreed upon in the terms of contracts. These amounts are being disputed in arbitration, at the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM/CCBC).

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	Nature	Interest rate

Parque dos Pássaros (d)	5,915	2,725	5,915	2,725	Construction	6% p.a.
Fit 11 SPE Empr.Imob. Ltda. (d)	6,247	5,910	6,247	5,910	Construction	6% p.a.
Fit 31 SPE Empr.Imob. Ltda (d)	1,372	1,298	1,372	1,298	Construction	6% p.a.
Fit 34 SPE Empr.Imob. Ltda (d)	23,179	21,925	23,179	21,925	Construction	6% p.a.
Fit 03 SPE Empr.Imob.Ltda (d)	8,363	7,912	8,363	7,912	Construction	6% p.a.
Araçagy (Franere Gafisa 08)(d)	4,893	1,232	4,893	1,232	Construction	6% p.a.
Loans payable	49,969	41,002	49,969	41,002

(d)	Loans with associates and joint ventures that will be indexed for inflation at 6% p.a. plus IOF levied on the transaction, until settlement.

The Company provided construction work administration and management services to subsidiaries in the amount of R$53,605 (R$44,117 in the Company’s balance in 2015, recorded in the line item “Real estate development, sale, barter transactions and construction services” (Note 23)).

In the period ended September 30, 2016 the recognized financial income from interest on loans receivable amounted R$13 in the Company’s and consolidated statement of profit or loss (R$15,457 in the Company’s and R$7,337 in the consolidated statement of profit or loss in 2015) (Note 25).

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

7.	Related parties --Continued

7.1	Balances with related parties --Continued

In the period ended September 30, 2016 financial expenses related to the interests on loans payable amounted to R$954 in the Company’s and consolidated statement of profit or loss (Note 25).

The information related to Management transactions and compensation is described in Note 26.

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 7 to the financial statements as of December 31, 2015.

7.2	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries, joint ventures and associates are guaranteed by endorsement or surety in proportion to the interest of the Company in the capital stock of such subsidiaries, joint ventures and associates, in the amount of R$488,348 as of September 30, 2016 (R$412,875 in 2015).

8.	Assets for sale

8.1	Land for sale

The changes in land for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2015	94,642	(25,371)	69,271	128,216	(26,726)	101,490
Additions	1,546	-	1,546	2,225	-	2,225
Transfer to properties for sale (a)	(30,101)	-	(30,101)	(38,451)	-	(38,451)
Reversal/Disposal	(4,810)	12,994	8,184	(6,948)	12,994	6,046
Balance at September 30, 2016	61,277	(12,377)	48,900	85,042	(13,732)	71,310

(a)	Transfer of land previously assigned for sale, which was reclassified to properties for sale in the period ended September 30, 2016, due to positive results from new feasibility studies.

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 8.1 to the financial statements as of December 31, 2015.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

9.	Investments in ownership interests

(i)	Ownership interest

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Share of profit/(loss) of equity method investments		Investments		Share of profit/(loss) of equity method investments
Direct investees	09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015

TENDA NEGOCIOS IMOB	100%	100%	1,611,167	1,171,544	439,623	402,926	36,696	(2,794)	439,623	402,926	36,696	(2,794)	-	-	-	-
COTIA1 - EMP. IMOB.	100%	100%	155,175	1,126	154,049	157,165	(3,116)	437	154,049	157,165	(3,116)	438	-	-	-	-
FIT SPE 05 EMP. IMOB	100%	100%	96,709	962	95,747	97,442	(1,695)	(448)	95,747	97,442	(1,695)	(448)	-	-	-	-
JARDIM SÃO LUIZ	100%	100%	97,911	22,269	75,642	49,298	26,344	25,801	75,642	49,298	26,344	25,800	-	-	-	-
FGM INCORPORACOES S.A.	100%	100%	51,643	996	50,647	52,479	(39)	(79)	50,647	52,479	(39)	(80)	-	-	-	-
FIT 07 SPE EMP. IMOB	100%	100%	51,167	3,990	47,177	43,655	(172)	226	47,177	43,655	(172)	226	-	-	-	-
FIT SPE 01 EMP. IMOB	100%	100%	38,349	531	37,818	38,473	(655)	(49)	37,818	38,473	(655)	(49)	-	-	-	-
FIT 24 SPE EMP. IMOB	100%	100%	31,658	135	31,523	31,817	(294)	(149)	31,523	31,817	(294)	(149)	-	-	-	-
FIT 16 SPE EMP. IMOB	100%	100%	39,888	10,011	29,877	29,649	227	(354)	29,877	29,649	227	(354)	-	-	-	-
SPE TENDA SP OSASCO	100%	100%	18,636	414	18,222	27,368	(81)	52	18,222	27,368	(81)	52	-	-	-	-
SPE FRANERE GAFISA 08	50%	50%	55,146	6,138	49,008	47,831	703	18,180	24,504	23,916	352	9,990	24,504	23,916	352	9,990
FIT 40 SPE EMP. IMOB	100%	100%	24,645	220	24,425	24,043	382	4,161	24,425	24,043	382	4,161	-	-	-	-
FIT 34 SPE EMP. IMOB	70%	70%	35,407	1,241	34,166	33,634	547	1,530	23,916	23,544	383	1,071	23,916	23,544	383	1,071
TENDA SP JARDIM SÃO LUIZ	100%	100%	16,987	854	16,133	23,169	334	63	16,133	23,169	334	63	-	-	-	-
FIT SPE 11 EMP. IMOB	70%	70%	34,941	6,334	28,607	32,062	(874)	211	20,025	22,443	(612)	147	20,025	22,443	(612)	147
ASPLENIUM SUGAYA	100%	100%	49,541	14,394	35,147	14,701	20,445	7,739	35,147	14,701	20,445	7,738	-	-	-	-
GUAIANAZES LIFE EMP.	100%	100%	21,082	713	20,369	21,740	(61)	(303)	20,369	21,740	(61)	(303)	-	-	-	-
AC PARTICIPAÇÕES	100%	100%	20,901	700	20,201	20,688	(487)	(506)	20,201	20,688	(487)	(507)	-	-	-	-
FIT 32 SPE EMP. IMOB	100%	100%	15,780	2,480	13,300	19,110	2,635	3,479	13,300	19,110	2,635	3,479	-	-	-	-
SPE TENDA SP VILA PA	100%	100%	20,078	903	19,175	19,891	(716)	699	19,175	19,891	(716)	699	-	-	-	-
CONSOLIDATED FIT 13 SPE	50%	50%	23,367	2,484	20,883	34,487	(13,604)	424	10,442	17,244	(6,802)	212	3,556	17,840	283	429
SPE TENDA SP ITAQUERA	100%	100%	10,297	123	10,174	14,952	(51)	413	10,174	14,952	(51)	413	-	-	-	-
MARIA INES SPE EMP.	60%	60%	21,367	186	21,181	21,050	154	39	12,709	12,630	92	23	12,709	12,630	92	23
PARQUE DOS PÁSSAROS	50%	50%	39,896	2,972	36,924	22,466	1,680	4,474	18,462	11,233	840	2,238	18,462	11,233	840	2,238
FIT SPE 04 EMP. IMOB	100%	100%	11,236	2	11,234	11,575	(2)	(2)	11,234	11,575	(2)	(2)	-	-	-	-
CITTÁ VILLE	50%	50%	22,141	640	21,501	22,195	(696)	794	10,750	11,098	(347)	397	-	-	-	-
FIT 31 SPE EMP. IMOB	70%	70%	15,535	863	14,672	16,455	(1,617)	(2,342)	10,270	11,518	(1,132)	(1,639)	10,270	11,518	(1,132)	(1,639)
FIT 22 SPE EMP. IMOB	100%	100%	10,515	14	10,501	10,503	(2)	(23)	10,501	10,503	(2)	(23)	-	-	-	-
TENDA 25 SPE	70%	70%	15,476	620	14,856	13,297	477	(987)	10,399	9,308	336	(691)	-	-	-	-
CIPESA PROJETO 02	50%	50%	19,642	439	19,203	18,230	973	113	9,603	9,115	489	57	-	-	-	-
CITTÁ ITAPOAN	50%	50%	18,681	1,588	17,092	18,015	(923)	(176)	8,546	9,008	(462)	(88)	8,546	9,007	(462)	(88)
FIT SPE 03 EMP. IMOB	80%	80%	11,571	369	11,202	11,404	(202)	567	8,962	9,123	(162)	454	8,962	9,123	(162)	454
FIT SPE 10 EMP. IMOB	100%	100%	14,371	6,731	7,640	8,603	(963)	432	7,640	8,603	(963)	432	-	-	-	-
FIT SPE 06 EMP. IMOB	100%	100%	7,410	288	7,122	7,072	50	1	7,122	7,072	50	2	-	-	-	-
TENDA SPE-19 EMP. IMOB.	100%	100%	6,443	149	6,294	6,223	71	(3)	6,294	6,223	71	(3)	-	-	-	-
FIT SPE 02 EMP. IMOB	60%	60%	10,274	262	10,012	9,882	427	(2,262)	6,007	5,929	256	(1,357)	6,007	5,929	256	(1,357)
CITTA LAURO DE FREITAS(a)	50%	50%	12,803	778	12,025	11,761	265	(223)	6,013	5,880	133	(112)	6,013	5,880	133	(112)
FIT JARDIM BOTANICO	55%	55%	10,111	241	9,870	10,099	(229)	(5,518)	5,429	5,554	(126)	(3,035)	5,429	5,554	(126)	(3,035)
OCPC01 adjustment – capitalized interests (b)			-	-	-	-	-	-	9,978	11,134	(1,160)	(1,338)	-	-	-	-
Other (*)			35,191	14,645	20,547	105,749	(5,200)	(2,043)	15,716	101,083	(5,362)	(3,329)	4,899	4,732	169	899
Total investments			2,803,138	1,279,349	1,523,789	1,561,159	60,731	51,574	1,393,771	1,432,302	65,566	41,791	153,298	163,349	14	9,020

(*)Includes companies with investment balances below R$ 5,000.00

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

9.	Investments in ownership interests --Continued

(ii)	Ownership interests – net capital deficiency

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Share of profit/(loss) of equity method investments		Investments		Share of profit/(loss) of equity method investments
Direct investees	09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015

Provision for net capital deficiency:
Other (*)			17,087	40,827	(23,740)	(11,687)	(9,211)	(12,367)	(17,994)	(11,689)	(9,473)	(12,367)	(5,396)	(5,394)	(2)	(5,703)
Total Provision for net capital deficiency:			17,087	40,827	(23,740)	(11,687)	(9,211)	(12,367)	(17,994)	(11,689)	(9,473)	(12,367)	(5,396)	(5,394)	(2)	(5,703)

Total Income from equity method											56,093	29,424			12	3,317

(a) Associate.

(b) The Company’s financial charges are not included in the profit or loss of subsidiaries, according to paragraph 6 of the OCPC01.

(iii)	Change in investments

	Company	Consolidated
Balance at December 31, 2015	1,432,302	163,349
Share of profit/(loss) of equity method investments	56,093	12
Dividends	(109,884)	-
Advance for future capital increase	(90,459)	(6,614)
Capital contribution	91,408	3,694
Provision for net capital deficiency of equity accounted investees	6,305	2
Other	8,006	(7,145)
Balance at September 30, 2016	1,393,771	153,298

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

10.	Property and equipment

	Company					Consolidated
Type	12/31/2015	Addition	Write-off	(-) 100% depreciated items	09/30/2016	12/31/2015	Addition	Write-off	(-) 100% depreciated items	09/30/2016
Cost
Hardware	13,582	5,317	(479)	(1,527)	16,893	13,582	5,317	(479)	(1,527)	16,893
Leasehold improvements and installations	8,020	1,363	-	(33)	9,350	8,020	1,363	-	(33)	9,350
Furniture and fixtures	4,247	1	-	(2)	4,246	4,315	1	-	(2)	4,314
Machinery and equipment	1,400	-	-	(1)	1,399	1,400	-	-	(1)	1,399
Molds	13,067	3,651	-	-	16,718	13,067	3,651	-	-	16,718
Sales stands	1,483	-	-	(772)	711	1,599	-	-	(772)	827
	41,799	10,332	(479)	(2,335)	49,317	41,983	10,332	(479)	(2,335)	49,501

Accumulated depreciation
Hardware	(5,886)	(2,169)	-	1,527	(6,528)	(5,886)	(2,169)	-	1,527	(6,528)
Leasehold improvements and installations	(3,375)	(1,008)	-	33	(4,350)	(3,069)	(1,008)	-	33	(4,044)
Furniture and fixtures	(2,926)	(324)	-	2	(3,248)	(2,952)	(328)	-	2	(3,278)
Machinery and equipment	(554)	(107)	-	1	(660)	(554)	(107)	-	1	(660)
Molds	(3,074)	(2,228)	-	-	(5,302)	(3,379)	(2,228)	-	-	(5,607)
Sales stands	(1,398)	(85)	-	772	(711)	(1,514)	(85)	-	772	(827)
	(17,213)	(5,921)	-	2,335	(20,799)	(17,354)	(5,925)	-	2,335	(20,944)

	24,586	4,411	(479)	-	28,518	24,629	4,407	(479)	-	28,557

(a)	The depreciation expense of molds is recorded in the line item "Construction cost" (Note 24).

The following useful lives and rates are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100
Molds	5 years	20

11.	Intangible assets

		Company/Consolidated
	12/31/2015				09/30/2016
	Balance	Addition	Write-off / amortization	100% amortized items	Balance

Software – Cost	34,774	6,482	(1,821)	(12,181)	27,254
Software – Amortization	(17,915)	(4,624)	10	12,181	(10,348)
Other	1,628	-	(797)	-	831
	18,487	1,858	(2,608)	-	17,737

The following useful life and rate is used to calculate amortization:

	Useful life	Annual depreciation rate - %
Software	5 years	20

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2015.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

12.	Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2016	12/31/2015	09/30/2016	12/31/2015

National Housing System - SFH /SFI	December/2016 to July/2020	TR + 8.3% p.a. to 9.50% p.a.	14,420	10,982	58,482	39,893
Certificate of Bank Credit - CCB	January/2018 to June/2018	CDI+3.95% p.a to 4.25%p.a.	18,512	-	31,791	-
Certificate of Bank Credit - CCB	June/2019	INCC-DI Variation	-	-	6,332	6,560
Total loans and financing (Notes 22.a.iv, 22.b.i.a and 22.c)			32.932	10,982	96,605	46,453

Current portion			8,359	3,978	19,298	8,899
Non-current portion			24,573	7,004	77,307	37,554

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

2016	445	3,978	2,476	8,899
2017	18,126	3,647	31,138	14,791
2018	8,379	2,035	31,192	13,708
2019	4,967	1,322	25,307	8,049
2020 onwards	1,015	-	6,492	1,006
	32,932	10,982	96,605	46,453

The Company has restrictive covenants that limit its ability to perform certain actions, such as the issuance of debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill such restrictive covenants. The ratio and the minimum and maximum amounts required under such restrictive covenants as of September 30, 2016 and December 31, 2015 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Total financial charges for the year	17,077	26,965	27,912	37,482
Capitalized financial charges	(1,267)	(5,648)	(11,377)	(16,165)

Financial expenses (Note 25)	15,810	21,317	16,535	21,317

Financial charges included in “Properties for sale”:

Opening balance	23,523	22,390	54,902	49,175
Capitalized financial charges	1,267	5,648	11,377	16,165
Charges recognized in profit or loss (Note 24)	(4,753)	(4,313)	(14,889)	(11,517)

Closing balance	20,037	23,725	51,390	53,823

13.	Debentures

				Company/Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	09/30/2016	12/31/2015

First placement (i)	100,000	TR + 9.00%	November 2016	102,793	201,887
Total debentures (Notes 22.a.iv, 22.b.i.a and 22.c)				102.793	201,887

Current portion				102,793	201,887
Non-Current portion				-	-

(i)	In the period ended September 30, 2016, the Company made the payment to the debentureholders of the first placement in the total amount of R$111,702, of which R$100,000 related to the principal, and R$11,702 to the interest.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

13.	Debentures--Continued

The Company has restrictive covenants that limit its ability to perform certain actions, such as the issuance of debt, and that could require early redemption or refinancing of loans if the Company does not fulfill such restrictive covenants.

The Company is in compliance with the debt covenants at the reporting date of this interim financial information. The ratio and minimum and maximum amounts required under such restrictive covenants as of September 30, 2016 and December 31, 2015 are as follows:

	09/30/2016	12/31/2015
First placement – Tenda
The Debt Ratio, calculated by the total accounts receivable plus inventory, divided by net debt less debt with secured guarantee, required to be > 2 or < 0, considering that TR(1) + TE(2) always > 0	(6.16)times	(6.79)times

The Maximum Leverage Ratio, calculated by dividing the total debt less debt with secured guarantee by equity required to be not in excess of 50% of equity.	(22.55%)	(21.47%)

Total receivables plus unappropriated income plus total inventories required to be above 1.5 time the net debt plus real estate payable plus unappropriated cost, or lower than zero	3.14 times	2.47 times

(1)	Total receivables.

(2)	Total inventories.

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2015.

14.	Labor and tax obligations

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Taxes and contributions:
Deferred sales taxes (PIS and COFINS)(a)	5,103	5,729	15,391	19,865
Current PIS and COFINS	2,016	757	2,877	944
Other labor and tax obligations	10,124	12,398	15,147	19,533
Subtotal	17,243	18,884	33,415	40,342

Salaries, charges and profit sharing:
Salaries and payroll charges	4,004	5,449	7,271	8,588
Provisions for labor claims	11,277	6,365	15,975	8,730
Profit sharing (b)	121	4,235	11,496	14,946
Subtotal	15,402	16,049	34,742	32,264

	32,645	34,933	68,157	72,606

(a)	The Company records long term deferred PIS and COFINS in the line item "Other payables and other " in the amount of R$1,465 in the Company’s balance and R$4,860 in the consolidated balance (R$164 in the Company’s balance and R$27 in the consolidated balance as of December 31, 2015).

(b)	The Company has a variable compensation program that entitles its employees and management members and those of its subsidiaries to profit sharing of the Company. This program is tied to the fulfillment of specific goals, which are set, agreed and approved by the Board of Directors in the beginning of each year.

15.	Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Payables for purchase of properties	October 2016 to November 2021	18,117	15,036	182,333	184,765
Advances from customers:
Development and services		3,457	3,506	4,447	11,374
Barter transaction - Land		2,708	3,218	37,424	44,496
		24,282	21,760	224,204	240,635

Current portion		12,489	14,774	138,362	138,223
Non-current potion		11,793	6,986	85,842	102,412

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

2016	5,419	14,774	48,008	138,223
2017	7,319	1,232	109,301	60,075
2018	5,935	2,614	37,046	22,966
2019	4,850	1,280	21,899	12,704
2020 onwards	759	1,860	7,950	6,667
	24,282	21,760	224,204	240,635

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

16.	Provisions and cancelled contracts payable

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Cancelled contracts payable (a)	1,492	2,646	3,066	3,789
Provision for cancelled contracts (b)	467	740	592	1,128

Total	1,959	3,386	3,658	4,917

(a)	Refers to the negotiation made with customers for refunding prepaid amounts according to specific contractual clauses with average term of five months for payment;

(b)	Refers to the estimate for refunding the amounts prepaid by customers based on the expected cancellations.

The changes in cancelled contracts payable provision are summarized as follows:

	Company/Consolidated
	Cancelled contracts payable	Provision for cancelled contracts	Total
Balance at December 31, 2015	3,789	1,128	4,917
Addition (Write-off)	(723)	(536)	(1,259)
Balance at September 30, 2016	3,066	592	3,658

17.	Income tax and social contribution

(a)	Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended September 30, 2016 and 2015 is as follows:

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Profit before income tax and social contribution, and statutory interest	36,461	43,311	43,238	41,931
Income tax calculated at the applicable rate - 34%	(12,397)	(14,726)	(14,701)	(14,256)
Net effect of subsidiaries taxed by presumed profit	-	-	1,039	4,742
Charges on payables to venture partners	47	(23)	47	(23)
Tax losses (tax loss carryforwards used)	-	-	(1,515)	-
Stock option plan	(357)	(546)	(357)	(546)
Other permanent differences	(5,196)	(19,141)	(5,196)	(972)
Tax credits recognized (not recognized)	(1,169)	24,432	(662)	9,156
Share of profit/(loss) of equity method investments	19,072	10,004	4	1,128
Special Taxation Regime (RET)	-	-	8,307	-

Tax expenses (income) – current	-	-	(7,506)	(6,405)
Tax expenses (income) – deferred	-	-	(5,528)	5,634

(b)	Deferred income tax and social contribution

As of September 30, 2016 and December 31, 2015, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Income tax and social contribution loss carryforwards	229,575	234,056	229,844	235,706
Temporary differences – CPC adjustment	1,671	2,587	4,504	4,659
Temporary differences – deferred PIS and COFINS	2,233	2,003	5,986	5,349
Provisions for legal claims	11,775	12,672	17,601	18,942
Provisions for losses of accounts receivable	17,965	14,773	20,711	18,788
Provisions for realization of non-financial assets	5,089	9,507	5,011	9,927
Other provisions	17,735	3,838	22,467	7,861
Tax credits not recognized (a)	(268,747)	(267,578)	(269,016)	(268,354)
Subtotal	17,296	11,858	37,108	32,878

Liabilities
Deferred income tax and social contribution (detached assets)	-	-	(1,760)	(880)
Income taxed between cash and accrual basis	(17,296)	(11,858)	(47,436)	(37,043)
Subtotal	(17,296)	(11,858)	(49,196)	(37,923)

Total	-	-	(12,088)	(5,045)

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

17.	Income tax and social contribution --Continued

(a)	Deferred tax assets impaired because it is not probable that future taxable profits will available against which the Company can use the benefits therefrom.

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	Company
	09/30/2016			12/31/2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	675,218	675,218	-	688,400	688,400	-
Deferred tax asset (25% / 9%)	168,805	60,770	229,575	172,100	61,956	234,056
Recognized deferred tax asset	-	-	-	-	-	-
Unrecognized deferred tax asset	168,805	60,770	229,575	172,100	61,956	234,056

	Consolidated
	09/30/2016			12/31/2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	676,010	676,010	-	693,252	693,252	-
Deferred tax asset (25% / 9%)	169,003	60,841	229,844	173,313	62,393	235,706
Recognized deferred tax asset	-	-	-	-	-	-
Unrecognized deferred tax asset	169,003	60,841	229,844	173,313	62,393	235,706

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2015.

18.	Provisions for legal claims and commitments

In the period ended September 30, 2016, the changes in the provision for legal claims are summarized as follows:

	Company
	Civil lawsuits	Labor claims	Tax proceedings	Environmental proceedings	Administrative proceedings	Total
Balance at December 31, 2015	19,227	17,497	180	195	172	37,271
Additional (Note 24)	14,944	11,034	-	-	-	25,978
Provision used/reversed (Note 24)	(15,891)	(12,595)	-	(131)	-	(28,617)
Transfers	5,130	(4,888)	(178)	108	(172)	-
Balance at September 30, 2016	23,410	11,048	2	172	-	34,632

	Consolidated
	Civil lawsuits	Labor claims	Tax proceedings	Environmental proceedings	Administrative proceedings	Total
Balance at December 31, 2015	29,619	25,554	180	195	168	55,716
Additional (Note 24)	22,339	16,494	-	-	-	38,833
Provision used/reversed (Note 24)	(23,755)	(18,827)	(4)	(195)	-	(42,781)
Transfers	6,789	(6,706)	(173)	258	(168)	-
Balance at September 30, 2016	34,992	16,515	3	258	-	51,768

As of September 30, 2016, the Company have deposited in court the amount of R$23,616 (R$17,378 in 2015), and R$23,669 in the consolidated balance (R$17,402 in 2015).

Lawsuits in which likelihood of loss is rated as possible

As of September 30, 2016, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of the main claims, the measurement of the claims with likelihood of loss is considered possible amounted to R$450,520 (R$497,620 in 2015), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for losses.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

18.	Provisions for legal claims and commitments --Continued

The change in the period was caused by the higher volume of lawsuits with smaller amounts and tax proceedings in which it is a defendant in administrative proceeding.

	Company/Consolidated
	09/30/2016	12/31/2015

Civil lawsuits	220,526	230,103
Tax proceedings	206,162	228,619
Labor claims	19,998	35,294
Environmental proceedings	3,834	3,604
	450,520	497,620

Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following commitments:

(i)	The Company has contracts related to the rental of 33 properties where its facilities are located, at a monthly cost of R$437 adjusted by the IGP-M/FGV variation. The rental term is from one to five years and there is a fine in case of termination corresponding to three-month rent or in proportion to the contract expiration time. The projection of minimum future rent payments for stores (cancellable leases) totaled R$7,872.

(ii)	As of September 30, 2016, the Company, by means of its subsidiaries, have long-term commitments in the total amount of R$2,265 (R$6,778 in 2015), related to the supply of raw materials used for developing real estate ventures.

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 18 to the financial statements as of December 31, 2015.

19.	Equity

19.1 Capital

As of September 30, 2016 and December 31, 2015, the Company's authorized and paid-in capital amounts to R$1,194,000, represented by 633,037,801 registered common shares, with no par value.

19.2 Stock option plan

The Company has a total of two stock option plans for common shares, created in 2014 and 2016, that follow the rules set out in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from three to ten years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), during the grace period of the program, to the extent services are provided by employees and executives.

For the effect of Tenda’s 2014 Plan, it adopted the assumption that the amount of Tenda’s shares would be equal to Gafisa’s, already considering the effects from the spin-off of the two companies, so that at the time the Plan is approved, the maximum amount of shares that could be subject to the grant of options (10% of capital), not considering the treasury shares, would correspond to 46,773,302 common shares issued by the Company.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

19.	Equity --Continued

19.2 Stock option plan --Continued

The changes in options outstanding in the period ended September 30, 2016 and year ended December 31, 2015, which include their respective weighted average exercise prices, are as follows:

	09/30/2016		12/31/2015
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)

Options outstanding at the beginning of the period	42,259,687	0.84	42,259,687	0.76
Options forfeited	(1,100,400)	0.84	-	-
Options granted	1,637,067	0.88	-	-
Options outstanding at the end of the period	42,796,354	0.84	42,259,687	0.76

The fair value of the options granted in 2014 and 2016 totaled R$8,297, estimated based on the Black & Scholes pricing model, according to the following assumptions:

Plan	Grant date	Exercise price	Weighted average	Expected volatility (%) (*)	Expected option life (years)	Risk-free interest rate (%) (**)
1	08/11/2014	0.85	0.84	31.02%	2.54 years	11.66% to 11.81%
1	11/12/2014	0.85	0.84	31.30%	2.55 years	12.77% to 12.84%
2	05/09/2016	0.88	0.88	26.70%	4.51 years	12.67% to 12.77%

(*)The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

(**)The market risk-free interest rate for the option term at the grant moment.

The options outstanding and exercisable as of September 30, 2016 are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
42,796,354	2.36	0.84	-	-

The total amount of expenses recorded in the period ended September 30, 2016 was R$1,049 (R$1,605 in 2015) and are disclosed in Note 24.

20.	Insurance

Construtora Tenda S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of construction work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by Management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of September 30, 2016 are as follows:

Insurance type	Coverage - R$ thousand
Engineering risks and guarantee for completion of construction work	1,370,422
Civil liability (Directors and Officers – D&O) - (*)	162,310
1,532,732

(*)Policy shared between Gafisa and Tenda S.A.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

21.	Earning (loss) per share

The Company presents basic and diluted earnings/loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the period, and all dilutive potential shares outstanding for each period presented, respectively.

	09/30/2016	09/30/2015

Basic numerator
Undistributed earnings	36,461	43,311
Undistributed profit , available for the holders of common shares	36,461	43,311

Basic denominator (in thousand shares)
Weighted average number of shares	633,037	633,037

Basic earning per share in Reais, attributable to shareholders of Company	0.0576	0.0684

Diluted numerator
Undistributed earning	36,461	43,311
Net income attributable to shareholders of Company	36,461	43,311

Diluted denominator (in thousands of shares)
Weighted average number of shares	633,037	633,037
Stock options	23,484	25,232
Diluted weighted average number of shares	656,521	658,269

Diluted earning per share in Reais, attributable to shareholders of Company	0.0555	0.0658

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 21 to the financial statements as of December 31, 2015.

22.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed to provide liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodic analysis of exposure to the risk that the Management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The Company and its subsidiaries do not use derivatives for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the following risk factors:

(a)	Risk considerations

i)	Credit risk

There was no significant change in relation to the credit risks disclosed in Note 22(a)(i) to the financial statements as of December 31, 2015.

ii)	Derivative financial instruments

As of September 30, 2016, the Company does not have transactions with derivative financial instruments.

iii)	Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 22(a)(iii) to the financial statements as of December 31, 2015.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

22.	Financial instruments --Continued

(a)	Risk considerations --Continued

iv)	Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 22(a)(iv) to the financial statements as of December 31, 2015.

The table below shows the value of the Company’s financial liabilities according to their maturitie and do not include expected interest cash outflows:

	Company
Period ended September 30, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	8,359	22,734	1,839	-	32,932
Debentures (Note 13)	102,793	-	-	-	102,793
Suppliers	6,749	-	-	-	6,749
Payables for purchase of properties and advances from customers (Note 15)	12,489	10,260	1,533	-	24,282
	130,390	32,994	3,372	-	166,756

	Consolidated
Period ended September 30, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	19,298	65,815	11,492	-	96,605
Debentures (Note 13)	102,793	-	-	-	102,793
Suppliers	26,978	-	-	-	26,978
Payables for purchase of properties and advances from customers (Note 15)	138,362	72,979	12,741	122	224,204
	287,431	138,794	24,233	122	450,580

v)	Fair value classification

The Company uses the same classification disclosed in Note 22(a)(v) to the financial statements as of December 31, 2015 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of September 30, 2016 and December 31, 2015 is as follows.

	Company			Consolidated
	Fair value classification
As of September 30, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	109,438	-	-	193,732	-

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	160,769	-	-	212,621	-

In the period ended September 30, 2016 and year ended December 31, 2015, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

22.	Financial instruments --Continued

(b)	Fair value of financial instruments

i)	Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 22(b)(i) to the financial statements as of December 31, 2015 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of September 30, 2016 and December 31, 2015 are as follows:

	Company
	09/30/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	39,125	39,125	6,248	6,248
Short-term investments (Note 4.2)	109,438	109,438	160,769	160,769
Trade accounts receivable (Note 5)	131,205	131,205	144,334	144,334
Loan receivable with related parties (Note 7.1)	46,743	46,743	38,857	38,857

Financial liabilities
Loans and financing (Note 12)	32,932	30,473	10,982	9,896
Debentures (Note 13)	102,793	101,893	201,877	195,149
Suppliers	6,749	6,749	4,257	4,257
Payables for purchase of properties and advances from customers (Note 15)	24,282	24,282	21,760	21,760
Loan payable with related parties (Note 7.1)	49,969	49,969	41,002	41,002

	Consolidated
	09/30/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	60,777	60,777	21,653	21,653
Short-term investments (Note 4.2)	193,732	193,732	212,621	212,621
Trade accounts receivable (Note 5)	474,637	474,637	479,415	479,415
Loan receivable with related parties (Note 7.1)	37,884	37,884	30,374	30,374

Financial liabilities
Loans and financing (Note 12)	96,605	89,221	46,453	39,364
Debentures (Note 13)	102,793	101,893	201,877	195,149
Suppliers	26,978	26,978	13,669	13,669
Payables for purchase of properties and advances from customers (Note 15)	224,204	224,204	240,635	240,635
Loan payable with related parties (Note 7.1)	49,969	49,969	41,002	41,002

ii)	Risk of debt acceleration

There was no significant change in relation to the risks of debt acceleration disclosed in Note 22(b)(ii) to the financial statements as of December 31, 2015.

(c)	Capital management

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 22(c) to the financial statements as of December 31,2015.

The Company included in its net debt structure: loans and financing, and debentures less cash and cash equivalents and short-term investments:

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Loans and financing (Note 12)	32,932	10,982	96,605	46,453
Debentures (Note 13)	102,793	201,877	102,793	201,877
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(148,563)	(167,017)	(254,509)	(234,274)
Net debt	(12,838)	45,842	(55,111)	14,056
Equity	1,128,446	1,090,936	1,158,067	1,126,814
Equity and net debt	1,115,608	1,136,778	1,102,956	1,140,870

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

22.	Financial instruments --Continued

(d)	Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended September 30, 2016 and year ended December 31, 2015, describes the risks that may incur material changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show 10%, 25% and 50% increase/decrease for the risk variable analysed.

a)	Short-term investments and loans and financing linked to Interbank Deposit Certificates (CDI);

b)	Loans and financing and debentures linked to the Referential Rate (TR);

c)	Accounts receivable and loans and financing, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered CDI rate at 14.13%, the TR at 1.91% and the INCC rate at 6.09%.

The scenarios considered were as follows:

Scenario I - Probable: 10% increase / decrease in the variables used for pricing;

Scenario II - Possible: 25% increase / decrease in risk variables used for pricing;

Scenario III - Remote: 50% increase / decrease in risk variables used for pricing

As of September 30, 2016:

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/decrease of CDI	1,462	3,654	7,308	(7,308)	(3,654)	(1,462)
Certificate of Bank Credit - CCB	Increase/decrease of CDI	(389)	(972)	(1,944)	1,944	972	389

Net effect of CDI variation		1,073	2,682	5,364	(5,364)	(2,682)	(1,073)

National Housing System (SFH)	Increase/decrease of TR	(110)	(275)	(550)	550	275	110
Debentures	Increase/decrease of TR	(192)	(481)	(962)	962	481	192

Net effect of TR variation		(302)	(756)	(1,512)	1,512	756	302

Trade accounts receivable	Increase/decrease of INCC	2,723	6,807	13,615	(13,615)	(6,807)	(2,723)
Certificate of Bank Credit - CCB	Increase/decrease of INCC	(39)	(96)	(193)	193	96	39

Net effect of INCC variation		2,684	6,711	13,422	(13,422)	(6,711)	(2,684)

As of December 31, 2015:

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/decrease of CDI	1,903	4,756	9,513	(9,513)	(4,756)	(1,903)

Net effect of CDI variation		1,903	4,756	9,513	(9,513)	(4,756)	(1,903)

Loans and financing	Increase/decrease of TR	(124)	(309)	(618)	618	309	124
Debentures	Increase/decrease of TR	(537)	(1,343)	(2,686)	2,686	1,343	537

Net effect of TR variation		(661)	(1,652)	(3,304)	3,304	1,652	661

Trade accounts receivable	Increase/decrease of INCC	3,336	8,341	16,682	(16,682)	(8,341)	(3,336)

Net effect of INCC variation		3,336	8,341	16,682	(16,682)	(8,341)	(3,336)

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

23.	Net operating revenue

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Gross operating revenue
Real estate development, sale, barter transactions and construction services	154,980	168,791	812,498	674,506
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	1,871	17,142	12,151	26,048
Taxes on sale of real estate and services	(17,940)	(16,999)	(58,845)	(56,414)
Net operating revenue	138,911	168,934	765,804	644,140

24.	Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Cost of real estate development and sale:
Construction cost	(57,331)	(73,526)	(376,088)	(302,910)
Land cost	(1,459)	(16,851)	(76,988)	(67,619)
Development cost	(14,528)	(15,017)	(49,832)	(40,923)
Capitalized financial charges (Note 12)	(4,753)	(4,313)	(14,889)	(11,517)
Maintenance / warranty	(4,658)	699	(5,557)	(6,346)
Provision for cancelled contracts (Note 5)	(10,430)	(15,671)	(15,368)	(28,107)
	(93,159)	(124,679)	(538,722)	(457,422)

Selling expenses:
Product marketing expenses	(11,155)	(8,985)	(35,481)	(24,933)
Brokerage and sale commission expenses:	(8,827)	(8,972)	(28,075)	(24,899)
Selling	(74)	(167)	(236)	(463)
Onlending	(3,997)	(5,518)	(12,715)	(15,315)
Registration	(2,040)	(1,479)	(6,487)	(4,105)
Brokerage	(2,716)	(1,808)	(8,637)	(5,016)
Customer Relationship Management (CRM) and corporate marketing expenses	(247)	(290)	(784)	(805)
Other income/(expenses)	(238)	1,324	(756)	3,674
	(20,467)	(16,923)	(65,096)	(46,963)

General and administrative expenses:
Salaries and payroll charges	(10,545)	(10,476)	(28,938)	(27,654)
Employee benefits	(1,001)	(933)	(2,748)	(2,462)
Travel and utilities	(383)	(346)	(1,052)	(912)
Services	(3,812)	(4,103)	(10,462)	(10,833)
Rents and condominium fees	(1,398)	(1,266)	(3,838)	(3,341)
Information Technology	(354)	(2,909)	(973)	(7,681)
Stock option plan (Note 19.2)	(1,049)	(1,605)	(1,049)	(1,605)
Provision for profit sharing (Note 26.2)	(817)	(8,449)	(10,321)	(8,449)
Transfer with provision for profit sharing (Note 26.2)	-	9,845	-	-
Other expenses	(1,002)	(182)	(2,744)	(311)
	(20,361)	(20,424)	(62,125)	(63,248)

Other income (expenses), net:
Depreciation and amortization	(3,278)	(4,408)	(9,119)	(10,984)
Expenses with lawsuits	(24,366)	-	(24,333)	-
Provisions for legal claims (Note 18)	2,639	(20,947)	3,948	(18,900)
Transfers lawsuits (Note 18)	-	20,776	-	-
Other expenses	(3,167)	(17,195)	(12,611)	(13,308)
	(28,172)	(21,774)	(42,115)	(43,102)

25.	Financial income (expenses)

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Financial income
Income from financial investments	17,791	21,020	19,481	26,183
Financial income on loan contract (Note 7.1)	13	15,457	13	7,337
Other financial income	2,116	4,436	4,372	6,254
	19,920	40,913	23,866	39,774
Financial expenses
Interest on funding, net of capitalization (Note 12)	(15,810)	(21,317)	(16,535)	(21,317)
Financial expense on loan contract (Note7.1)	(954)	-	(954)	-
Banking expenses	(430)	(701)	(1,655)	(1,900)
Transfer of financial expenses	10,572	12,316	-	-
Other financial expenses	(9,682)	(2,458)	(19,242)	(11,348)
	(16,304)	(12,160)	(38,386)	(34,565)

Total financial income (expenses)	3,616	28,753	(14,520)	5,209

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

26.	Transactions with management and employees

26.1	Management compensation

The amounts recorded in the account “general and administrative expenses” for the periods ended September 30, 2016 and 2015, related to the compensation of the management personnel are as follows:

	Management compensation
As of September 30, 2016	Board of Directors	Executive Officers	Total	Fiscal Council

Number of members	9.56	10.33	19.89	3
Salary / Fees	221	3,842	4,063	45
Direct and indirect benefits	-	538	538	-
Monthly compensation (in R$)	25	487	512	5
Total compensation	221	4,380	4,601	45
Profit sharing	-	4,247	4,247	-

	Management compensation
As of September 30, 2015	Board of Directors	Executive Officers	Total	Fiscal Council

Number of members	10	10	20	3
Salary / Fees	66	3,677	3,743	43
Direct and indirect benefits	-	522	522	-
Monthly compensation (in R$)	27	467	494	5
Total compensation	66	4,199	4,265	43
Profit sharing	-	4,483	4,483	-

The amount related to the stock compensation of the Company’s management members was R$969 for the period ended September 30, 2016 (R$1,483 in 2015).

The maximum aggregate compensation of the Company’s management members for the year 2016 was established at R$18,143, as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 27, 2016.

On the same occasion the compensation limit of the Company’s Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2017, was set at R$188.

26.2	Profit sharing

In the period ended September 30, 2016, the Company recorded a provision for profit sharing amounting to R$12,349 in the consolidated statement of profit or loss (R$14,113 in 2015 in the Company’s and consolidated statement of profit or loss), a complement of R$817 to the provision of profit sharing related to 2015 in the Company’s statement of profit or loss, and a reversal for not using the provision for profit sharing in the amount of R$2,028 (R$5,664 in 2015) in the consolidated statement of profit or loss, in the line item "General and Administrative Expenses" (Note 24). Of this amount, R$4,247 is related to the provision for profit sharing for the statutory management of the Company as of September 30, 2016 (R$4,483 in 2015).

The other explanations related to this note were not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2015.

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

27.	Segment information

The Company’s management analyses its internal managerial reports to make decisions on the consolidated financial statements, on the same basis that these statements are disclosed, that is only one segment (ventures targeted at low income).

Therefore, as there is no other information system other than the interim financial information used by Management as of September 30, 2016 and the financial statements as of December 31, 2015, no specific disclosure will be presented.

Regarding the information on its main customers, no revenues from an individual client represented more than 10% or more of its total consolidated revenue.

28.	Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are disclosed in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customers”. The Company presents below information on the ventures under construction as of September 30, 2016 and December 31, 2015:

	Consolidated
	09/30/2016	12/31/2015
Unappropriated sales revenue of real estate sold	281,687	275,343
Unappropriated estimated cost of real estate sold	(157,902)	(149,975)
Unappropriated estimated cost of units in inventory	(432,657)	(404,336)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	898,727	617,969
Appropriated sales revenue	(617,040)	(342,626)
Unappropriated sales revenue (a)	281,687	275,343

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(533,774)	(354,347)
Incurred cost of units	375,872	204,372
Unappropriated estimated cost (b)	(157,902)	(149,975)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units (c)	(642,297)	(621,947)
Incurred cost of units (d)	209,640	217,611
Unappropriated estimated cost (b)	(432,657)	(404,336)

a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, not considering related taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

b)	The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are accrued, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

c)	The amount of R$112,224 (R$167,895 in 2015) refers to the estimated cost of cancelled venture units which contracts are not yet cancelled with the respective customers..

d)	The amount of R$27,387 (R$58,899 as of in 2015) refers to the incurred cost of cancelled venture units which contracts are not yet cancelled with the respective customers.

As of September 30, 2016, the percentage of consolidated assets in the interim financial information related to ventures included in the asset segregation structure was 81.32% (53.73% in 2015).

Construtora Tenda S.A.

Notes to individual and consolidated interim financial information

September 30, 2016

(In thousands of Brazilian Reais – R$, except as otherwise stated)

29.	Subsequent events

(i)	Funds deposited with third parties

On October 3, 2016, the Company made the partial payment of the 17th interest installment amounting to R$2,386, and the 11th amortization installment amounting to R$30,000 related to its first debenture placement, in the total amount of R$32,836, which remained deposited with Itaú Corretora de Valores S.A. (Notes 4.1).

(ii)	Maturities of debentures

On October 10, 2016, at the Debentureholders’ Meeting, it was approved the extension of the maturity of the 12th installment of the face value amounting to R$70,000 to November 11, 2016, new due date of the placement, and on such date, the interest related to the capitalization period beginning on October 11, 2016 and ending on November 11, 2016 will be paid (thus becoming the 19th interest installment), maintaining the requirement of fully paying the 18th interest installment payable until October 11, 2016, under the terms of the Indenture.

Construtora Tenda S.A. Financial Statements as of December 31, 2015, 2014, and 2013

Independent auditors’ report on the financial statements

To

Board Members and Shareholders of

Construtora Tenda S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Construtora Tenda S.A. (the “Company”), identified as Company and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2015 and the related statement of profit or loss, statement of comprehensive income (loss), statement of changes in equity and cash flows for the year then ended, as well as a summary of the significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

Company’s management is responsible for the preparation and the fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted in Brazil as applicable to real estate companies in Brazil, as approved by the Accounting Pronouncment Committee (CPC), the Brazilian Securities Commission (CVM) and by Federal Accounting Council (CFC), as for such internal controls as management determines is necessary to enable the preparation of financial statements that are free of material misstatements, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessment, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting polices used and the reasonableness of accounting estimates made by management, as well as the evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the financial statements prepared in accordance with the accounting practices adopted in Brazil

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Construtora Tenda S.A. as of December 31, 2015, and of its financial performance and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) adopted in Brazil as applicable to real estate Companies in Brazil and approved by the Accounting Pronouncements Committee (CPC), the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC)

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Construtora Tenda S.A. as of December 31, 2015, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) adopted in Brazil as applicable to real estate companies in Brazil as approved by the Accounting Pronouncements Committee (CPC), the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC).

Emphasis

We draw attention to Note 2.1, to the financial statements, which states that the individual financial statements have been prepared in accordance with the accounting practices adopted in Brazil. The consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) adopted in Brazil as applicable to real estate companies in Brazil, also considers technical guideline OCPC 04 issued CPC. Such technical guideline addresses the recognition of real estate revenues and involves issues related to meaning and application of the concept of continuous transfer of risks, rewards and control on the sale of real estate units, as detailed in Note 2.2.2. Our opinion is not qualified in this respect.

Other matters

Statements of value added

We have also examined the individual and consolidated statements of value added (DVA) for the year ended December 31, 2015, prepared under the responsibility of Construtora Tenda S.A. management, whose presentation is required by Brazilian Corporate Law for public-held companies and as supplementary information under IFRS that do not require the presentation of DVA. These statements were subjected to the same audit procedures previously described and, in our opinion, these supplementary statements are adequately presented, in all material respects, in relation to the basic financial statements taken as a whole.

São Paulo, October 18, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

Construtora Tenda S.A.

Statement of financial position

December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

		Company			Consolidated
Assets	Notes	2015	2014	2013	2015	2014	2013

Current assets
Cash and cash equivalents	4.1	6,248	47,278	134,132	21,653	61,615	157,532
Short-term investments	4.2	160,769	305,664	430,659	212,621	432,957	550,427
Trade accounts receivable	5	119,184	152,659	207,754	438,226	314,453	534,789
Properties for sale	6	155,443	207,191	235,171	490,484	551,213	482,820
Receivables from related parties	7	271,148	179,495	148,782	53,933	70,637	74,491
Land for sale	8	69,271	72,581	78,669	101,490	104,489	107,782
Judicial deposits	18	2,305	11,254	800	2,329	11,254	800
Other receivables		35,633	23,833	27,573	48,394	32,484	37,827
Total current assets		820,001	999,955	1,263,540	1,369,130	1,579,102	1,946,468

Non-current assets
Trade accounts receivable	5	25,150	19,452	16,674	41,189	26,100	26,307
Properties for sale	6	39,045	48,362	97,337	243,520	226,495	191,235
Receivables from related parties	7	38,857	38,198	37,483	30,030	38,669	37,955
Judicial deposits	18	15,073	17,846	19,381	15,073	17,846	21,684
Other receivables		-	19,989	20,000	253	20,114	20,112
		118,125	143,847	190,875	330,065	329,224	297,293

Investments	9	1,432,302	2,842,633	2,383,234	163,349	179,432	225,702
Property and equipment	10	24,586	24,651	17,827	24,629	24,808	20,601
Intangible assets	11	18,487	12,623	17,077	18,487	12,623	17,077
		1,475,375	2,879,907	2,418,138	206,465	216,863	263,380

Total non-current assets		1,593,500	3,023,754	2,609,013	536,530	546,087	560,673

Total assets		2,413,501	4,023,709	3,872,553	1,905,660	2,125,189	2,507,141

The accompanying notes are an integral part of these financial statements.

Construtora Tenda S.A.

Statement of financial position

December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

		Company			Consolidated
Liabilities	Notes	2015	2014	2013	2015	2014	2013

Current liabilities
Loans and financing	12	3,978	8,457	35,041	8,899	19,207	119,934
Debentures	13	201,877	189,617	209,561	201,877	189,617	209,561
Payables for goods and service suppliers	-	4,257	14,490	12,160	13,669	23,461	16,370
Labor and tax obligations	14	34,933	51,476	68,647	72,606	71,251	106,362
Payables for purchase of properties and advances from customers	15	14,774	41,984	36,991	138,223	210,618	70,330
Provisions and cancelled contracts payable	16	3,386	3,835	15,904	4,917	12,794	26,985
Payables to related parties	7	914,956	2,312,735	1,917,457	32,640	105,678	225,094
Provision for net capital deficiency of equity accounted investees	9	11,689	233	223	5,394	-	-
Other payables		17,254	29,732	51,564	24,724	39,110	62,357
Total current liabilities		1,207,104	2,652,559	2,347,548	502,949	671,736	836,993

Non-current liabilities
Loans and financing	12	7,004	23,245	42,688	37,554	29,726	109,227
Debentures	13	-	200,000	200,000	-	200,000	200,000
Payables for purchase of properties and advances from customers	15	6,986	959	8,576	102,412	21,068	8,391
Provision for legal claims	18	37,271	69,734	58,328	55,716	69,734	58,328
Deferred income tax and social contribution	17	-	-	-	5,045	7,931	9,631
Payables to related parties	7	55,967	14,965	14,939	55,967	14,965	14,939
Other payables		8,233	3,770	7,200	19,203	27,683	51,747
Total non-current liabilities		115,461	312,673	331,731	275,897	371,107	452,263

Equity
Capital	19.1	1,194,000	1,194,000	1,194,000	1,194,000	1,194,000	1,194,000
Fair value reserve	4.2	-	-	(6,034)	-	-	(6,034)
Capital reserves and reserve for granting stock options		99,186	97,047	96,234	99,186	97,047	96,234
Accumulated losses	19.3	(202,250)	(232,570)	(90,926)	(202,250)	(232,570)	(90,926)
		1,090,936	1,058,477	1,193,274	1,090,936	1,058,477	1,193,274
Non-controlling interests		-	-	-	35,878	23,869	24,611
Total equity		1,090,936	1,058,477	1,193,274	1,126,814	1,082,346	1,217,885
Total liabilities and equity		2,413,501	4,023,709	3,872,553	1,905,660	2,125,189	2,507,141

The accompanying notes are an integral part of these financial statements.

Construtora Tenda S.A.

Statements of profit or loss

Years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais, except if otherwise stated)

		Company			Consolidated
	Notes	2015	2014	2013	2015	2014	2013
Continuing operations
Net operating revenue	23	193,581	313,987	508,510	850,962	570,138	817,461

Operating costs
Real estate development and sales	24	(144,650)	(217,303)	(455,457)	(605,584)	(444,248)	(752,216)

Gross profit		48,931	96,684	53,053	245,378	125,890	65,245

Operating (expenses) income
Selling expenses	24	(26,616)	(43,478)	(59,522)	(65,311)	(52,978)	(77,556)
General and administrative expenses	24	(34,601)	(64,955)	(85,177)	(83,971)	(87,073)	(97,303)
Share of profit/(loss) of equity method investments	9	74,420	(32,247)	10,613	1,751	(19,142)	31,254
Depreciation and amortization	10 and 11	(7,717)	(9,412)	(12,122)	(14,835)	(15,644)	(11,526)
Gain on disposal of non-controlling interest	8.2	-	-	42,548	-	-	42,548
Other income (expenses), net	24	(43,680)	(60,090)	(24,773)	(52,567)	(62,236)	(24,820)

Income (loss) before financial income and expenses and income tax and social contribution		10,737	(113,498)	(75,380)	30,445	(111,183)	(72,158)

Financial expenses	25	(27,797)	(77,918)	(46,785)	(41,051)	(83,548)	(41,347)
Financial income	25	47,380	49,772	31,239	46,825	58,673	37,535

Income (loss) before income tax and social contribution		30,320	(141,644)	(90,926)	36,219	(136,058)	(75,970)

Current income tax and social contribution	17	-	-	-	(9,835)	(8,027)	(7,517)
Deferred income tax and social contribution	17	-	-	-	3,313	1,699	(1,134)

Total income tax and social contribution		-	-	-	(6,522)	(6,328)	(8,651)

Net income (loss) from continuing operations		30,320	(141,644)	(90,926)	29,697	(142,386)	(84,621)

Net income (loss) for the year	19.2	30,320	(141,644)	(90,926)	29,697	(142,386)	(84,621)

(-) Attributable to:
Non-controlling interests		-	-	-	(623)	(742)	6,305
Shareholders of the Company		30,320	(141,644)	(90,926)	30,320	(141,644)	(90,926)

Weighted average number of shares (in thousands of shares)	21	633,037	633,037	633,128

Basic earning (loss) per thousand weight average number of shares - In Reais	21	0.0479	(0.2238)	(0.1436)
Diluted earning (loss) per thousand weighted average number of shares - In Reais	21	0.0461	(0.2238)	(0.1436)

The accompanying notes are an integral part of these financial statements.

Construtora Tenda S.A.

Statements of comprehensive income (loss)

Years ended December 31, 2015, 2014 e 2013

(In thousands of Brazilian Reais, except if otherwise stated)

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Net income (loss) for the year	30,320	(141,644)	(90,926)	29,697	(142,386)	(84,621)
Financial assets available for sale – fair value adjustment	-	(26,173)	(6,034)	-	(26,173)	(6,034)
Financial assets available for sale – reclassification to the statement of income	-	26,173	-	-	26,173	-

Total comprehensive income (loss) for the year, net of taxes	30,320	(141,644)	(96,960)	29,697	(142,386)	(90,655)

Attributable to:
Shareholders of the Company	30,320	(141,644)	(96,960)	30,320	(141,644)	(96,960)
Non-controlling interests	-	-	-	(623)	(742)	6,305

The accompanying notes are an integral part of these financial statements.

Construtora Tenda S.A.

Statements of changes in equity

Years ended December 31, 2015, 2014 e 2013

(In thousands of Brazilian Reais)

			Attributed to Shareholders of the Company
	Notes	Capital	Capital reserves	Accumulated losses	Fair value reserve	Total Company	Non-controlling interests	Total Consolidated
Balances at December 31, 2012		1,194,000	647,829	-	-	1,841,829	34,880	1,876,709
					-

Cancellation of shares	19.1	-	(551,595)	-	-	(551,595)	-	(551,595)
Loss for the year	19.2	-	-	(90,926)	-	(90,926)	6,305	(84,621)
Other comprehensive income for the year	4.2	-	-	-	(6,034)	(6,034)	-	(6,034)
Distributed dividends		-	-	-	-	-	(16,574)	(16,574)

Balances at December 31, 2013		1,194,000	96,234	(90,926)	(6,034)	1,193,274	24,611	1,217,885

Stock option plan	19.3	-	813	-	-	813	-	813
Loss for the year	19.2	-	-	(141,644)	-	(141,644)	(742)	(142,386)
Other comprehensive income for the year		-	-	-	(26,173)	(26,173)	-	(26,173)
Financial assets available for sale– reclassification to the statement of income		-	-	-	32,207	32,207	-	32,207

Balances at December 31, 2014		1,194,000	97,047	(232,570)	-	1,058,477	23,869	1,082,346

Capital increase	19.1	-	-	-	-	-	12,632	12,632
Stock option plan	19.3	-	2,139	-	-	2,139	-	2,139
Net income for the year	19.2	-	-	30,320	-	30,320	(623)	29,697

Balances at December 31, 2015		1,194,000	99,186	(202,250)	-	1,090,936	35,878	1,126,814

The accompanying notes are an integral part of these financial statements.

Construtora Tenda S.A.

Statements of cash flows

Years ended December 31, 2015, 2014 e 2013

(In thousands of Brazilian Reais)

	Company			Consolidated
	2015	2014	2013	2015	2014	2013
Operating activities
Income (loss) before income tax and social contribution	30,320	(141,644)	(90,926)	36,218	(136,058)	(75,970)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	15,236	9,412	12,122	15,349	15,644	11,526
Allowance (reversal) for doubtful accounts and cancelled contracts (Note 5)	7,739	(1,456)	(1,941)	14,433	(13,192)	2,120
Impairment loss on non-financial assets	584	28,438	(8,799)	911	28,438	(8,799)
Share of profit/(loss) of equity method investments (Note 9)	(74,420)	32,247	(10,613)	(1,751)	19,142	(31,254)
Provision for legal claims and commitments (Note 18)	8,797	51,179	17,410	27,256	51,179	17,410
Unrealized interests and charges, net	34,548	9,685	9,954	36,173	9,853	10,444
Warranty provision	2,799	6,586	19,575	10,847	6,586	19,575
Provision for profit sharing (Note 26)	791	15,701	23,765	11,502	16,000	23,765
Stock option expenses (Note 19.3)	2,139	838	156	2,139	838	156
Write-off of property and equipment and intangible assets, net	1,979	(4,232)	10,550	1,979	(5,019)	10,509
Provision (Reversal) for penalties due to delay in construction works	(2,868)	6,872	9,627	(3,471)	6,872	9,627
Provision for cancelled contracts and cancelled contracts payable	(449)	(12,069)	(8,846)	(7,877)	(14,191)	(4,563)
Write-off of investments (Note 9)	(2,372)	279	22,349	(2,364)	12,565	22,349
Gain on sale of non-controlling interest (Note 8.2)	-	-	(42,548)	-	-	(42,548)
Result on sale of financial assets available for sale (Notes 4.2 and 25)	-	32,207	-	-	32,207	-

Decrease/(increase) in operating assets
Trade accounts receivable	15,269	53,774	5,633	(158,063)	233,735	442,045
Properties for sale and land for sale	63,790	54,604	268,773	45,792	(128,798)	189,427
Other receivables	19,912	(5,905)	(7,581)	15,649	(6,781)	(7,117)

Increase/(decrease) in operating liabilities
Payables for goods and service suppliers	(10,233)	2,330	(7,690)	(9,792)	7,091	(13,276)
Labor and tax obligations	(17,335)	(32,871)	(30,109)	(10,148)	(51,111)	(49,088)
Payables for purchase of properties and advances from customers	(21,183)	(2,624)	(30,028)	8,949	152,965	(56,313)
Other payables	(37,750)	(77,770)	(147,523)	(36,634)	(83,426)	(10,483)
Related parties transactions	(11,318)	364,588	525,528	(72,757)	(127,178)	(231,098)
Paid income tax and social contribution	-	-	-	(9,835)	(8,027)	(7,079)

Net cash and cash equivalents from (used in) operating activities	25,975	390,169	538,838	(85,495)	19,334	221,365

Investing activities
Acquisition of 20% in AUSA ( Note 8.2)	-	-	(366,662)	-	-	(366,662)
Sale of the non-controlling interest in AUSA (Note 8.2)	-	-	409,107	-	-	409,107
Capital contribution/(decrease) in investments (Note 9)	(13,695)	(491,542)	(464,694)	10,643	2,277	(40,751)
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(23,014)	(7,550)	(25,672)	(23,014)	(10,376)	(26,029)
Purchase of short-term investments and restricted cash	(1,671,290)	(1,145,158)	(1,501,928)	(1,858,878)	(1,261,666)	(1,583,506)
Redemption of short-term investments and restricted cash	1,816,185	1,204,848	1,476,647	2,079,215	1,313,831	1,551,124
Proceeds from sale of investments	4,768	-	-	4,768	-	-
Dividends received (Note 9)	22,706	(383)	24,318	9,554	12,286	32,585
Acquisition of financial assets available for sale	-	(22,728)	(71,339)	-	(22,728)	(71,339)
Disposal of financial assets available for sale	-	61,860	-	-	61,860	-

Net cash from (used in) investing activities	135,660	(400,653)	(520,223)	222,288	95,484	(95,471)

Financing activities
Increase in loans, financing and debentures	21,801	88,956	420,953	78,670	77,546	527,002
Payment of loans, financing and debentures – principal	(222,286)	(107,934)	(539,370)	(261,226)	(249,547)	(724,927)
Payment of loans, financing and debentures – interest	(42,523)	(56,677)	(68,254)	(43,836)	(38,024)	(88,913)
Loan transactions with related parties	40,343	(715)	(3,474)	49,637	(710)	(3,474)

Net cash and cash equivalents from (used in) financing activities	(202,665)	(76,370)	(190,145)	(176,755)	(210,735)	(290,312)

Increase (decrease) in cash and cash equivalents	(41,030)	(86,854)	(171,530)	(39,962)	(95,917)	(164,418)

Cash and cash equivalents
At the beginning of the year	47,278	134,132	305,662	61,615	157,532	321,950
At the end of the year	6,248	47,278	134,132	21,653	61,615	157,532

Net increase in cash and cash equivalents	(41,030)	(86,854)	(171,530)	(39,962)	(95,917)	(164,418)

The accompanying notes are an integral part of these financial statements.

Construtora Tenda S.A.

Statements of value added

Years ended December 31, 2015, 2014 e 2013

(In thousands of Brazilian Reais)

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Revenues	213,007	345,238	560,942	923,474	619,845	894,573
Real estate development and sales	203,761	316,844	559,001	907,362	551,790	823,440
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	9,246	28,394	1,941	16,112	68,055	71,133
Inputs acquired from third parties (including taxes on purchases)	(165,578)	(347,922)	(472,135)	(681,741)	(580,928)	(758,213)
Operating costs - Real estate development and sales	(139,535)	(205,321)	(430,844)	(590,801)	(417,050)	(694,777)
Materials, energy, outsourced labor and other	(26,043)	(142,601)	(41,291)	(90,940)	(163,878)	(63,436)

Gross value added	47,429	(2.684)	88,807	241,733	38,917	136,360

Depreciation and amortization	(15,236)	(9,412)	(12,122)	(15,349)	(15,644)	(11,526)

Net value added produced, (distributed) by the Company	32,193	(12,096)	76,685	226,384	23,273	124,834

Value added received on transfer	121,800	17,525	69,287	48,576	39,531	96,224
Income from equity method investments	74,420	(32,247)	38,048	1,751	(19,142)	58,689
Financial income	47,380	49,772	31,239	46,825	58,673	37,535

Total value added to be distributed	153,993	5,429	145,972	274,960	62,804	221,058

Value added distribution	153,993	5,429	145,972	274,960	62,804	221,058
Personnel and payroll charges	57,013	48,612	95,491	91,257	58,573	107,303
Taxes and contributions	33,749	40,769	70,009	98,171	67,337	105,894
Interests and rents	32,911	57,692	71,398	55,835	78,538	98,787
Net income (loss) attributable to non-controlling	-	-	-	(623)	742	(6,305)
Net income (absorbed losses)	30,320	(141,644)	(90,926)	30,320	(142,386)	(84,621)

The accompanying notes are an integral part of these financial statements.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Construtora Tenda S.A. ("Company" or "Tenda") is a non public coporation with registered office at Rua Alvares Penteado, 61, in the city and state of São Paulo, Brazil.

The operations of Tenda and its subsidiaries comprise the carry out of civil construction works, real estate development, real estate purchase and sales, civil construction administration services, intermediation of consortia shares sales, and holding of interests in other companies.

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”). Controlled entities substantially share the structures and the corresponding corporate, managerial and operating costs with the Company. The SPEs operate solely in the real estate industry and are linked to specific ventures.

On July 3, 2013, the Company disclosed a material fact informing about the acquisition of the remaining shares of Alphaville (AUSA), corresponding to 20% of its capital stock, through the acquisition of the totality of shares of EVP Participações S.A., for the total amount of R$366,662, giving continuity to the material fact disclosed by the parent company Gafisa on June 7, 2013, related to the signature of the contract for selling the majority stake of 70% in AUSA to Private Equity AE Investimentos e Participações S.A., represented by Blackstone Real Estate Advisors L.P. and Pátria Investimentos Ltda.

On December 9, 2013, the Company disclosed a material fact informing about the completion of the above-mentioned sale transaction. All conditions precedent for the completion of the transaction were met. The transaction was carried out with the sale of an interest of 50% by the parent company Gafisa and 20% by the Company. The funds from the sale of 20% interest totaled R$409,107, of which R$358,444 through payment from the AE Fund for the acquisition of shares and R$50,663 received by means of dividends distributed by AUSA.

On July 28, 2014, the Brazilian Securities and Exchange Commission (CVM) granted the request from Tenda for conversion of the registry of the securities issuer into the “A” category.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations -- Continued

On November 18, 2014, the Company disclosed a material fact informing about the end of the share repurchase program approved on February 26, 2014, and the approval of the private acquisition by Gafisa, of 25,500,000 shares issued by the Company currently owned by its wholly-owned subsidiary Tenda, observing the approval granted by CVM under the terms of the CVM Process No. RJ2014/7373, and undertaking to meet the provisions of CVM Instruction No. 10/80. The acquisition was made for the price of R$ 61,860, calculated based on the average quote in the week before the payment date.

On April 29, 2015, following the material fact of February 7, 2014, the Company disclosed a new material fact informing its shareholders and the market in general that the works for the potential spin-off of the business units Gafisa and Tenda are still in progress, aiming at fulfilling the conditions considered sufficient for its implementation. However, in view of the fact that the process for defining the capital structure is still in progress, and taking into account that such definition is a necessary step towards the spin-off process, the asset has not yet shown characteristics that enable its immediate spin-off under current conditions, and, accordingly, it is not yet possible to estimate a term for completing the potential spin-off.

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated financial statements

The individual and consolidated financial statement were authorized for issue by the Company’s Board of Directors on October 18, 2016.

The individual financial statements, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by CPC, approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated financial statements.

The individual financial statements of the Company differs from International Financial Reporting Standards (IFRS) as issued by the International Accoutning Standard Board (“IASB”), once they consider the capitalization of interest on qualifying assets of investees in the separate financial statements of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

The consolidated financial statements of the Company have been prepared and are being presented according to the International Financial Reporting Standards (IFRS) adopted in Brazil as applicable to real estate companies in Brazil, as approved by the Accounting Pronouncment Committee (CPC), the Brazilian Securities Commission (CVM) and by Federal Accounting Council (CFC).

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.1.	Basis of presentation and preparation of individual and consolidated financial statements --Continued

The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.	Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Tenda and its subsidiaries. The Company controls an entity when it is exposed or has right to the variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls other entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The accounting practices have been applied consistently by all subsidiaries included in the consolidated financial statements. The subsidiaries have the same fiscal year as the Company. See further details in Note 9.

2.1.2.	Functional and presentation currency

The functional and presentation currency of the Company is the Brazilian Reais.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies

2.2.1.	Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

(i)	Judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date.

(ii)	Estimates and assumptions

Assets and liabilities subject to estimates and assumptions include the provision for impairment of assets, share-based transactions, provision for tax, labor and civil claims, fair value of financial instruments, estimated cost of construction, realization of deferred income tax.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the statement of financial position reporting date, which may result in different amounts upon settlement are discussed below:

a)	Impairment of non-financial assets

An impairment loss exists when the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value in use.

The calculation of the fair value less cost to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows and to the growth rate used for purposes of extrapolation.

Indefinite life intangible assets and goodwill attributable to future economic benefit are tested at least annually for impairment or when circumstances indicate a decrease in the carrying value.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

(ii)	Estimates and assumptions --Continued

b)	Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions.

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 19.4.

c)	Provision for tax, labor and civil claims

The Company recognizes a provision for tax, labor and civil claims (Note 18). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account any changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

(ii)	Estimates and assumptions --Continued

d)	Fair value of financial instruments

When the fair values of the financial assets and liabilities presented in the statement of financial position cannot be obtained in the active market, they are determined using valuation techniques, including the discounted cash flow method.

The data for such methods is based on available market information; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations regarding the data used, such as interest rates, liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the stated fair value of financial instruments.

e)	Estimated cost of construction

Revenues are determined based on the percentage of completion method, see note 2.2.i.b. The estimated costs, mainly comprising the total of incurred and future costs for completing the construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company.

f)	Realization of deferred income tax

A deferred tax asset is recognized when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results and based on projections of results and based on internal assumptions and future scenarios.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales

(a)	For the sales of completed units, revenues are recognized upon completion of the sale and the transfer of significant risks and benefits, regardless of the timing of receipt from the customer.

(b)	For the construction phase of units sold, but not yet completed:

•	The incurred cost (including cost of land, and other directly related expenditure) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•	Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each project, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective project;

•	Revenues recognized in excess of actual payments received from customers are recorded as either a current or non-current assets in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers ";

•	Interest and inflation-adjustment charges on accounts receivable as from the time the units are sold and delivered, as well as the adjustment to present value of account receivable, are included in the real estate development and sales when incurred, on a pro rata basis using the accruals basis of accounting;

•	Financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

•	Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses --Continued

(i)	Real estate development and sales --Continued

•	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)	Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of the land acquired is determined on the fair value of the units to be delivered, as a component of “properties for sale”, with a corresponding entry to “payable for purchase of properties and advances from customers”” in liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, accounts payable, and other debts.

After initial recognition, financial instruments are measured as described below:

(i)	Financial instruments at fair value through profit or loss

A financial instrument is classified at fair value through profit or loss when it is designated as such upon initial recognition.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(i)	Financial instruments through profit or loss --Continued

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s investment strategy or risk management. Financial instruments at fair value through profit or loss are measured at fair value, and their changes therein are recognized in profit or loss.

For the year ended December 31, 2015, 2014 and 2013, the Company did not have any transaction involving derivative financial instruments.

The Company does not adopt the hedge accounting practice.

(ii)	Financial assets

Financial assets are classified into financial assets at fair value through profit or loss, receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets upon initial recognition, when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value, plus, in the case of investments not measured at fair value through profit or loss, directly attributable transaction costs.

The financial assets of the Company include cash and cash equivalents, short-term investments and accounts receivables.

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•	The contractual rights to the cash flows from the asset expire; or

•	The Company transfers the rights to receive cash inflows of an asset or assume an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(ii)	Financial assets --Continued

When the Company has transferred its rights to receive cash inflows of an asset, or signed an agreement to pass it on, and has not substantially transferred or retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset, or the highest consideration that may be required from the Company.

(iii)	Financial liabilities at amorized cost

Loans and financing

Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method.

Derecognition (write-off)

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

When an existing financial liability is substituted by another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability. The difference in the corresponding carrying values is recognized in profit or loss.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.4.	Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit (“CDB”) held under resale agreements, denominated in Reais, with high market liquidity and original contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and also restricted cash in guarantee to loans, which are classified at fair value through profit or loss (Note 4.2).

2.2.5.	Trade accounts receivable

These are presented at present and realizable values. The classification between current and noncurrent is made based on the expected maturity of contract installments.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.5.	Trade accounts receivable --Continued

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.20.

The amortization of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of “Real estate development, sale, barter transactions and construction services” revenue, consistently with interest accrued on the portion of receivables balance related to the period subsequent to the handover of keys.

2.2.6.	Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are measured at the lower of construction cost, and net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The classification of land between current and noncurrent assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

2.2.7.	Selling expenses - commissions

When the sale is consummated, the brokerage become due, and the expenses are recorded in profit or loss under the account “Selling expenses” employing the same percentage-of-completion criteria used for revenue recognition. The charges related to sales commission paid by the buyer to their broker are not recognized as revenue or expense of the Company.

2.2.8.	Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.9.	Land for sale

Land for sale is measured at the lower of the carrying value and the fair value less the costs to sell and is classified as land for sale if its carrying value is to be recovered through a sale transaction of the land.

2.2.10.	Investments in subsidiaries, joint ventures, and associates

Investments in subsidiaries, joint ventures, and associates are recorded using the equity method.

When the Company's equity in the losses of subsidiaries, joint ventures and associates is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the subsidiaries and associates (Note 9).

2.2.11.	Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term the stand is in use and is written-off when it is retired.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.11.	Property and equipment --Continued

2.2.12.	Intangible assets

(i)	Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)	The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the fair value of net assets of the acquiree.

Impairment testing of goodwill is performed at least annually or whenever circumstances indicate an impairment loss.

2.2.13.	Payables for purchase of properties and advances from customer due to barter

Payables for purchase of properties are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.14.	Income tax and social contribution

(i)	Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year. In the year 2014, the Company and its subsidiaries used the Brazilian Transitory Tax Regime (RTT), which permitted the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, in the tax basis of such taxes.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.14.	Income tax and social contribution —Continued

(i)	Current income tax and social contribution--Continued

Income taxes in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary tax differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax and social contribution is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and other costs incurred in the developed project, as well as other binding assets are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income tax and social contribution are calculated at 1.92% on gross revenues.

(a)   Brazilian Transitory Tax Regime (RTT)

Law No. 12,973/14 revoked the RTT from 2015. Such rule establishes that the adjustments should be made to the taxable profit and the accounting records for determining the tax bases of the corporate income tax (IRPJ) and social contribution on net income (CSLL). The end of the RTT was optional for the year 2014 and mandatory from 2015.

(ii)	Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.14.	Income tax and social contribution --Continued

(ii)	Deferred income tax and social contribution --Continued

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years.

Deferred tax assets and liabilities are stated at net amount in the statement of financial position when there is the legal right and intention to offset them when determining the current taxes, related to the same legal entity and the same tax authority.

2.2.15.	Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the statement of financial position date, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.16.	Stock option plans

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (“Stock Options”), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and executives.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.16.	Stock option plans --Continued

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense that would have been recorded if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.

In case of cancellation of a stock option plan, this is treated as if it had been vested on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.17.	Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among others) and variable compensation such as profit sharing, bonus, and share-based payments. These benefits are recorded in profit or loss for the year as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.18.	Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

Installment sales of not completed units are adjusted by an inflation index, and discounted to present value by the average rate of the financing obtained by the Company, net of inflation.

Borrowing costs and other financing costs directly attributable to the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

2.2.19.	Debenture and securities issuance costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction of amount raised by the Company. In addition, transaction costs and premiums on issuance of securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 13).

2.2.20.	Borrowing costs

Borrowing costs which are directly attributable to the development of assets for sale and land are capitalized as part of the cost of that asset during the construction period, since there are borrowings outstanding, which are recognized in profit or loss to the extent units are sold. All other borrowing costs are expensed as incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finances.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.20.	Borrowing costs --Continued

Interest that are not recognized in subsidiaries are recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.21.	Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(i)	Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which risk of loss is considered probable.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither provided for nor disclosed.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2015, 2014 and 2013 there are no claims involving contingent assets recorded in the statement of financial position of the Company.

(iii)	Allowance for doubtful accounts and cancelled contracts

The Company reviews annually its assumptions related to the establishment of its allowance for doubtful accounts and cancelled contracts, taking into account the history of the current operations in order to improve the accuracy of the estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due, based on the assumptions made by the Company. This allowance is calculated based on the percentage of completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies –Continued

2.2.	Summary of significant accounting policies –Continued

2.2.21.	Provisions – Continued

(iv)	Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, pursuant to the respective contractual clause and history of payments.

(v)	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation. The warranty period is five years from the delivery of the venture.

(vi)	Provision for impairment of non-financial assets

When there is evidence of impairment of asset, and the net carrying value exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying value to the recoverable value. Goodwill and intangible assets with indefinite useful lives have the recovery of their net carrying amounts tested annually, regardless whether there is any indication of impairment, by comparing the net carrying value to the recoverable amount measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

2.2.22.	Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, except:

•	When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities, in which event sales taxes are recognized as a portion of the acquisition cost of the asset or expense item, as the case may be;

•	When the amounts receivable and payable are shown together with the sales taxes; and

•	When the net amount of sales taxes, recoverable or payable, is included as a receivables or payable item in the statement of financial position.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.22.	Sales taxes --Continued

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the standard profitregime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the PIS and COFINS are calculated at 0.37% and 1.71%, respectively, on gross revenue.

2.2.23.	Interest on equity and dividends

The portion of declared dividends and interest on equity (JCP) are recorded as current liabilities in the heading “Dividends payable”. Mandatory dividends are also recorded as current liabilities since it is a legal obligation provided for in the By-laws of the Company.

For corporate and accounting purposes, the interest on equity is reported as allocation of profit directly to equity at gross amount.

2.2.24.	Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) attributable (allocated) to ordinary shareholders by the weighted average number of common shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.25.	Non current asset held for sale and gain on disposal of non-controlling interest

The Company classifies a noncurrent asset as held for sale if its carrying amount is expected to be recovered by means of a sale transaction. In such case, the asset or the group of assets held for sale must be available for immediate sale on current conditions, subject to the usual and customary terms for selling such assets held for sale and its sale must be highly probable.

For a sale to be considered highly probable, Management must be committed to a plan to sell the asset, and have initiated a program for finding a buyer and complete the plan at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed within one year after the classification date, unless events that are beyond the control of the Company change this period.

The asset held for sale is measured at the lower of its carrying amount and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in profit or loss for the year. Any reversal or gain shall only be recognized to the extent of such recognized loss.

The gain on disposal of non-controlling interest is presented at a single amount in statement of profit or loss of continuing operations.

On December 9, 2013, the Company disclosed a material fact informing the completion of transaction for selling the interest (20%) it held in Alphaville Urbanismo S.A. (AUSA), as detailed in Note 8.2.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and not yet adopted

•	IFRS 9 - Financial Instruments

IFRS 9 includes the revised guidance on classification and measurement of financial instruments, a new expected credit loss model for calculating the impairment of financial assets and new requirements for hedge accounting. The standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39. IFRS 9 is effective for years beginning on or after January 1, 2018.

•	IFRS 15 - Revenue from Contracts with Customers

This standard introduces new requirements for measurement and recognition of revenue. The IFRS15 - Revenue from Contracts with Customers, requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace existing revenue recognition guidance, including IAS 18, IAS 11 and IFRIC 13. The new standard is applicable beginning on or after January 1, 2018. The standard can be applied retrospectively, adopting a cumulative effect approach.

•	IFRS 16 - Leases

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customers (lessees) and providers (lessors). Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of lease in the financial statement are substantially maintained. This standard is effective beginning on January 1, 2019.

The Company is evaluating the effects of the IFRS 9, 15, and 16 on its financial statements and has not yet concluded its analysis on the impact of their adoption.

The Accounting Pronouncements Committee (CPC) has not yet issued an accounting pronouncement or change to effective pronouncements corresponding to all of the new IFRS. Accordingly, entities that disclose their financial statements according to the accounting practices adopted in Brazil are not permitted to early adopt such IFRS.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, in the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Cash and banks	6,248	42,132	71,815	21,591	52,114	94,237
Securities purchased under resale agreements (a)	-	5,146	62,317	62	9,501	63,295
Total cash and cash equivalents (Note 22.a.v and 22.b.i)	6,248	47,278	134,132	21,653	61,615	157,532

(c)	Securities purchased under resale agreement comprise securities issued by Banks (CDB) with a repurchase commitment and resale commitment by the customer, at rates and maturities agreed upon. The securities are registered with the Central de Custódia e de Liquidação Financeira de Títulos (“CETIP”).

As of December 31, 2015, the securities purchased under resale agreement earned interest at 75% of Interbank Deposit Certificates (CDI) (from 70% to 101% of CDI in 2014 and from 75% to 101.8% of CDI in 2013). All transactions are with what management considers to be top tier financial institutions.

4.2.	Short-term investments

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Fixed-income funds (a)	56,665	111,713	117,299	56,665	132,744	117,299
Government bonds (LFT) (a)	5,913	26,619	45,769	5,913	31,629	45,769
Corporate securities (a)	30,403	-	-	30,403	-	-
Securities purchased under resale agreements (a)	10,547	123,858	44,336	10,547	147,048	44,336
Bank certificates of deposit (a)/(b)	35,050	11,624	76,658	36,166	51,274	130,962
Restricted cash in guarantee of loans (c)	11,118	5,211	20,263	11,118	5,211	20,263
Restricted credits (d)	11,073	26,639	61,017	61,809	65,051	126,481
Financial assets available for sale (e)	-	-	65,305	-	-	65,305
Other	-	-	12	-	-	12
Total short-term investments (Note 22.b.i)	160,769	305,664	430,659	212,621	432,957	550,427

(c)	Single investment part of exclusive Investment funds to the unitholders of the Company and Gafisa S.A., aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(d)	As of December 31, 2015, Bank Certificates of Deposit (CDBs) include interest earned varying from 90% to 107% (from 75% to 107% in 2014 and from 93% to 109% in 2013) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company performs investments in short term (operations up to 20 working days) through securities purchased under resale agreements, mainly due to the exemption of IOF, which is not granted in the case of CDBs.

(e)	Restricted investment in guarantee of loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13.

(f)	Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

(g)	On November 27, 2012 and December 09, 2013, the Company approved the creation of programs to repurchase common shares issued by its parent Company Gafisa, aimed at holding them in treasury and later selling or cancelling them. In the year ended December 31, 2014, 7,000,000 (18,500,000 in 2013) shares were acquired totalling R$22,728 (R$71,339 in 2013). On November 18, 2014, the Company approved the end of the share repurchase program approved on February 26, 2014 and the private aquisition by Gafisa of 25,500,000 shares issued by Gafisa which was held by its wholly-owned subsidiary Tenda in the amount of R$61,860, with the average cost per share of R$2.4259, and with its carrying value amounting to R$94,067. This transaction resulted in a loss in the amount of R$32,207, recorded as a financial expense (Note 25). The acquisition was made at the average share price of Gafisa.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable from real estate development and services

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Real estate development and sales	185,780	228,354	301,568	548,984	429,992	706,648
( - ) Allowance for doubtful accounts and cancelled contracts	(59,497)	(68,743)	(97,137)	(88,165)	(104,277)	(172,332)
( - ) Present value adjustments	(34)	(35)	(111)	(653)	(171)	(337)
Other	18,085	12,535	20,108	19,249	15,009	27,117
	144,334	172,111	224,428	479,415	340,553	561,096

Current	119,184	152,659	207,754	438,226	314,453	534,789
Non-current	25,150	19,452	16,674	41,189	26,100	26,307

The current and non-current portions have the following maturities:

	Company			Consolidated
Maturity	2015	2014	2013	2015	2014	2013

Overdue:
Up to 90 days	1,024	45,768	63,178	32,555	130,140	232,719
From 91 to 180 days	8,560	15,705	30,100	19,101	28,072	76,124
Over 180 days	129,125	142,262	152,597	195,867	200,971	252,070
	138,709	203,735	245,875	247,523	359,183	560,913

Maturity:
2014	-	-	68,339	-	-	155,830
2015	-	22,391	3,492	-	65,637	7,966
2016	43,968	4,677	1,277	240,371	7,787	2,912
2017	7,280	2,190	500	49,814	3,733	1,141
2018	3,728	1,681	2,193	11,435	2,212	5,003
2019	2,955	1,277	-	7,494	1,713	-
2020 onwards	7,225	4,938	-	11,596	4,736	-
	65,156	37,154	75,801	320,710	85,818	172,852

( - ) Adjustment to present value	(34)	(35)	(111)	(653)	(171)	(337)
( - ) Allowance for doubtful accounts and cancelled contracts	(59,497)	(68,743)	(97,137)	(88,165)	(104,277)	(172,332)
	144,334	172,111	224,428	479,415	340,553	561,096

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the financial statements. The balance is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

The amount received from customers who have made payments in excess of the recognized revenues totaled $3,506 in 2015 (R$3,323 in 2014 and R$2,901 in 2013) in the Company’s balance, and R$11,374 (R$6,670 in 2014 and R$6,096 in 2013) in the consolidated balance, and are classified in the heading “Payables for purchase of properties and advances from customers” (Note 15).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account " Revenue from real estate development and sale, barter transaction and construction service ". The net interest amounts recognized in the year ended December 31, 2015, 2014 and 2013 totaled a reversal of R$246 and interest income of R$7,480 and R$725 in the consolidated balance, respectively.

The balances of allowance for doubtful accounts and cancelled contracts are considered sufficient by the Company’s management to cover the estimated future losses on realization of the accounts receivable.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable from real estate development and services --Continued

The change in the allowance for doubtful accounts and cancelled contracts and the related change in properties for sale for the years ended December 31, 2015, 2014 and 2013 is as follows:

		Company		Consolidated
	Receivables	Properties for sale (Note 6)	Net balance	Receivables	Properties for sale (Note 6)	Net balance

Balance at December 31, 2012	(240,537)	180,146	(60,391)	(243,465)	181,592	(61,873)
Additions and Reversal	143,400	(121,430)	21,970	71,133	(74,420)	(3,287)
Balance at December 31, 2013	(97,137)	58,716	(38,421)	(172,332)	107,172	(65,160)
Additions and Reversal	28,394	(26,938)	1,456	68,055	(54,863)	13,192
Balance at December 31, 2014	(68,743)	31,778	(36,965)	(104,277)	52,309	(51,968)
Additions and Reversal	9,246	(16,985)	(7,739)	16,112	(30,545)	(14,433)
Balance at December 31, 2015	(59,497)	14,793	(44,704)	(88,165)	21,764	(66,401)

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2015 totaled R$1 (R$76 in 2014 and R$1,178 in 2013) in the Company’s balance and R$482 (R$166 in 2014 and R$3,265 in 2013) in the consolidated balance.

Receivables from units not yet completed were measured at present value using a discount rate determined according to criteria described in Note 2.2.5. The discount rate applied by the Company and its subsidiaries was 2.95% in 2015 (3.27% in 2014 and 1.98% in 2013), net of Civil Construction National Index (INCC).

6.	Properties for sale

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Land	68,629	78,081	103,178	470,746	395,795	219,119
Property under construction	68,777	92,372	106,076	146,851	202,103	170,735
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	14,793	31,778	58,716	21,764	52,309	107,172
Completed units	45,371	57,871	72,516	103,886	132,050	185,007
(-)Adjustment to present value	(492)	-	-	(6,189)	-	-
(-)Impairment of properties for sale	(2,590)	(4,549)	(7,978)	(3,054)	(4,549)	(7,978)
	194,488	255,553	332,508	734,004	777,708	674,055

Current portion	155,443	207,191	235,171	490,484	551,213	482,820
Non-current portion	39,045	48,362	97,337	243,520	226,495	191,235

For the years ended December 31, 2015, 2014 and 2013, the change in the provision for impairment of properties for sale is summarized as follows:

	Company	Consolidated
Balance at December 31, 2012	(7,290)	(7,290)
Additions	(688)	(688)
Balance at December 31, 2013	(7,978)	(7,978)
Write-offs	3,429	3,429
Balance at December 31, 2014	(4,549)	(4,549)
Additions	(1,236)	(1,236)
Write-offs	760	2,731
Transfer to SPE	2,435	-
Balance at December 31, 2015	(2,590)	(3,054)

The Company has commitments of construction of bartered units, related to the acquisition of land, recognized based on the fair value of bartered units at the acquisition date. As of December 31, 2015, the net balance of the land acquired through barter transaction totals R$ 3,218 (R$4,141 in 2014 and R$10,080 in 2013) in the Company’s balance, and R$ 44,496 (R$41,050 in 2014 and R$21,625 in 2013) in the Consolidated balance (Note15).

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale -- Continued

As of December 31, 2015, the Company has land recorded in assets that used as guarantee to loan and financing contracts which total R$ 11,890 in the Company and Consolidated balance.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2015 amounts to R$23,522 (R$22,390 in 2014 and R$38,295 in 2013) in the Company’s balances, and R$54,902 in 2015 (R$49,175 in 2014 and R$64,237 in 2013) in the consolidated balances.

7.	Related parties

7.1	Balances with related parties

The balances with related parties, assets and liabilities are as follows:

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Assets
Related parties Current account (a)	257,996	172,790	142,099	53,589	60,230	68,874
Loan receivable (b)	38,857	38,198	37,483	30,374	39,009	38,299
Dividends receivable (c)	13,152	6,705	6,683	-	10,067	5,273
Total assets	310,005	217,693	186,265	83,963	109,306	112,446

Current portion	271,148	179,495	148,782	53,933	70,637	74,491
Non-current portion	38,857	38,198	37,483	30,030	38,669	37,955

	Company			Consolidated
	2015	2014	2013	2015	2014	2013
Liabilities
Related parties Current account (d)	914,956	2,312,735	1,917,457	32,640	105,678	225,094
Loan payable (b)	41,002	-	-	41,002	-	-
Current account SOP (e)	14,965	14,965	14,939	14,965	14,965	14,939
	970,923	2,327,700	1,932,396	88,607	120,643	240,033

Current portion	914,956	2,312,735	1,917,457	32,640	105,678	225,094
Non-current portion	55,967	14,965	14,939	55,967	14,965	14,939

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 18 and 24 months.

(b)	The loans of the Company with its associates, shown below, are made to provide associates with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out in extremely commutative conditions, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loan receivable and payable by the Company are shown in the table below.

(c)	As provided in the Bylaws, mandatory minimum dividends at 25% of adjusted net income were recognized for the companies FGM INCORPORAÇÃOES S.A and TENDA NEGOCIOS IMOB.

(d)	Amount related to the funds transferred between the companies of the group, which are written-off through capital decrease and distribution of dividends of the SPEs.;

(e)	In view of the merger by Gafisa of the totality of Tenda’s shares outstanding, the stock option plans of Tenda was transferred to Gafisa, responsible for issuing the shares. As of December 31, 2015 and 2014, the amount of R$14,965 (R$14,939 in 2013) related to the grant of stock options of Gafisa is recognized in the account “Related parties” of Tenda.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

7.	Related parties--Continued

7.1	Balances with related parties--Continued

Breakdown and balance of the loans receivable and payable of the Company:

	Company			Consolidated
	2015	2014	2013	2015	2014	2013	Nature	Interest rate

Atua Construtora e Incorporadora S.A. (a)	12,168	12,168	10,568	12,168	12,168	10,568	Construction	112% to 113.5% p.a. of CDI
Blue 02 Empreendimentos Imobiliários (b)	-	2,471	4,710	-	2,471	4,710	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Empr. Imob. Ltda. (c)	-	10,164	10,164	-	10,164	10,164	Construction
Fit 09 SPE Empr. Imob. Ltda. (d)	9,332	8,422	7,183	-	8,422	7,183	Construction	120% to 126.5% p.a. of CDI
Fit 19 SPE Empr. Imob. Ltda. (d)	14,097	4,037	4,000	14,097	4,037	4,000	Construction
Acedio SPE Empr. Imob. Ltda. (d)	3,260	936	858	3,260	936	858	Construction
Other	-	-	-	849	811	816	Construction
Loans receivable	38,857	38,198	37,483	30,374	39,009	38,299

(e)	Amount related to the loan of the company with the company Atua Construtora e Incorporadora S.A., which is being disputed in arbitration, at the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM/CCBC). The amount is adjusted through December 2014 with the agreed-upon financial charges in the terms of the contracts.

(f)	Loan settled on February 5, 2015 through the acquisition of 20% of SPE AC Participações.

(g)	Loan settled by offsetting amounts receivables and payble between the parties.

(h)	Amounts receivable among the SPEs that are adjusted through August 2014 (date of last request in arbitration) with the financial charges agreed upon in the terms of contracts. These amounts are being disputed in arbitration, at the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada (CAM/CCBC).

	Company			Consolidated
	2015	2014	2013	2015	2014	2013	Nature	Interest rate

Parque dos Pássaros (e)	2,725	-	-	2,725	-	-	Construction	6% p.a.
Fit 11 SPE Empr.Imob. Ltda. (e)	5,910	-	-	5,910	-	-	Construction	6% p.a.
Fit 31 SPE Empr.Imob. Ltda (e)	1,298	-	-	1,298	-	-	Construction	6% p.a.
Fit 34 SPE Empr.Imob. Ltda (e)	21,925	-	-	21,925	-	-	Construction	6% p.a.
Fit 03 SPE Empr.Imob.Ltda (e)	7,912	-	-	7,912	-	-	Construction	6% p.a.
Araçagy (Franere Gafisa 08)(e)	1,232	-	-	1,232	-	-	Construction	6% p.a.
Loans payable	41,002	-	-	41,002	-	-

(i)	Loans with associates and joint ventures that will be indexed for inflation at 6% p.a. plus IOF levied on the transaction, until its settlement.

In the year ended December 31, 2015, the recognized financial income from interest on loans amounted R$15,457 in the Company and R$7,337 in the Consolidated balance (R$3,498 in 2014 and R$2,227 in 2013) in the Company and Consolidated balances (Note 25).

The information related to Management transactions and compensation is described in Note 26.

7.2	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries or specific purpose companies are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except in certain specific cases in which the Company grants guarantee in favor of its partners. As of December 31, 2015, the Company granted guarantees to subsidiaries, joint ventures and associates in the amount of R$412,875 (R$89,082 in 2014 and R$132,895 in 2013).

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Assets for sale

8.1	Land for sale

The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2016. Therefore, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance
Balance at December 31, 2012	126,606	(33,696)	92,910	166,578	(41,218)	125,360
Additions	16,520	(4,680)	11,840	26,151	(9,182)	16,969
Transfer from properties for sale	40,602	(19,773)	20,829	46,241	(19,773)	26,468
Transfer to properties for sale	(31,099)	10,613	(20,486)	(38,045)	10,636	(27,409)
Reversal/Disposal	(32,704)	6,280	(26,424)	(43,814)	10,208	(33,606)
Balance at December 31, 2013	119,925	(41,256)	78,669	157,111	(49,329)	107,782
Additions	4,730	(5,629)	(899)	5,367	(6,053)	(686)
Transfer from properties for sale	29,489	(160)	29,329	46,038	(160)	45,878
Transfer to properties for sale	(9,227)	1,845	(7,382)	(9,227)	1,845	(7,382)
Reversal/Disposal	(50,373)	23,237	(27,136)	(70,480)	29,377	(41,103)
Balance at December 31, 2014	94,544	(21,963)	72,581	128,809	(24,320)	104,489
Additions	7,744	(17,360)	(9,616)	9,735	(17,445)	(7,710)
Transfer from properties for sale	29,166	-	29,166	31,937	(590)	31,347
Transfer to properties for sale	(27,353)	2,520	(24,833)	(32,554)	2,520	(30,034)
Transfer to SPE	-	-	-	-	1,452	1,452
Reversal/Disposal	(9,459)	11,432	1,973	(9,711)	11,657	1,946
Balance at December 31, 2015	94,642	(25,371)	69,271	128,216	(26,726)	101,490

8.2	Non-current asset held for sale and gain on disposal of non-controlling interest

On December 9, 2013, the Company disclosed the completion of sale transaction of its 20% interest in AUSA. As a result of this transaction, a gain of R$42,548 was recorded, in the heading ”Gain on disposal of non-controlling interest”, as shown below:

Company and Consolidated
2013
Amount received	358,444
(-) Disposal of investments	(63,447)
(-) Disposal of goodwill	(252,449)
Net income for the year	42,548

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments

As of December 31, 2015, 2014 and 2013:

(ii)	Ownership interest

(a)       Information on subsidiaries, join venture and associates

	Interest in capital - %			Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the year
Direct investees	2015	2014	2013	2015	2015	2015	2014	2013	2015	2014	2013

Tenda Negócios Imob.	100%	100%	100%	984,778	581,853	402,926	1,134,280	771,457	21,792	(5,857)	12,644
Cotia1 - Emp. Imob.	100%	100%	100%	157,620	455	157,165	156,797	154,311	78	(1,228)	(977)
FIT SPE 05 Emp. Imob.	100%	100%	100%	97,594	152	97,442	96,738	95,220	584	(335)	(6,423)
FGM Incorporações S.A.	100%	100%	100%	53,570	1,091	52,479	52,828	51,718	183	92	1,806
Jardim São Luiz	100%	100%	100%	52,550	3,252	49,298	7,465	-	41,244	-	-
FIT SPE 07 Emp. Imob.	100%	100%	100%	43,859	204	43,655	43,781	42,782	(133)	(230)	143
FIT SPE 01 Emp. Imob.	100%	100%	100%	38,755	282	38,473	37,616	36,553	102	(43)	582
FIT SPE 12 Emp. Imob.	100%	100%	100%	34,944	281	34,663	160,747	155,464	733	(1,434)	108
FIT SPE 24 Emp. Imob.	100%	100%	100%	31,986	169	31,817	31,838	31,373	(23)	130	(287)
FIT SPE 16 Emp. Imob.	100%	100%	100%	39,926	10,277	29,649	119,026	111,783	552	(8,314)	(11,452)
SPE Franere Gafisa 08	50%	50%	50%	54,804	6,973	47,831	37,618	59,996	18,180	(25,394)	11,987
SPE Tenda SP Osasco	100%	100%	100%	27,376	8	27,368	27,840	26,849	(483)	699	564
FIT SPE 40 Emp. Imob.	100%	100%	100%	24,220	177	24,043	46,676	6,742	4,187	20,007	(9)
FIT SPE 34 Emp. Imob.	70%	70%	70%	34,323	689	33,634	31,746	29,964	2,131	1,597	4,286
Tenda SP Jardim São Luiz	100%	100%	100%	23,882	713	23,169	23,714	22,733	(617)	278	1,090
FIT SPE 11 Emp. Imob.	70%	70%	70%	35,697	3,635	32,062	29,604	27,452	253	(2,643)	6,180
Guainazes Life Emp.	100%	100%	100%	22,137	397	21,740	22,009	21,038	(270)	129	567
AC Participações	100%	100%	100%	21,322	634	20,688	20,419	23,755	(116)	(3,906)	1,929
SPE Tenda SP Vila Pa	100%	100%	100%	19,940	49	19,891	19,477	18,647	11	(828)	919
FIT SPE 32 Emp. Imob.	100%	100%	100%	20,781	1,671	19,110	75,574	56,841	3,906	1,306	(1,194)
Consolidated FIT 13 SPE	50%	50%	50%	36,960	2,473	34,487	31,476	15,603	3,010	99	15,386
Parque dos Pássaros	50%	50%	50%	25,239	2,773	22,466	37,291	35,230	(3,997)	2,595	9,119
SPE Tenda SP Itaquera	100%	100%	100%	15,052	100	14,952	14,720	14,620	174	(154)	671
Asplenium Sugaya	100%	0%	0%	18,540	3,839	14,701	-	-	11,045	-	-
Maria Inês SPE Emp.	60%	60%	60%	21,291	241	21,050	20,914	20,836	137	55	305
FIT SPE 39 Emp. Imob.	100%	100%	100%	11,502	(945)	12,447	61,400	59,021	(72)	642	(23)
FIT SPE 04 Emp. Imob.	100%	100%	100%	11,575	-	11,575	11,578	11,575	(3)	(2)	(320)
FIT SPE 31 Emp. Imob.	70%	70%	70%	17,622	1,167	16,455	11,759	15,155	(2,529)	(3,047)	(5,303)
Cittá Ville	50%	50%	50%	23,454	1,259	22,195	21,124	55,886	1,071	(1,368)	2,365
FIT SPE 42 Emp. Imob.	100%	100%	100%	10,636	110	10,526	41,749	40,823	(360)	384	1,299
FIT SPE 22 Emp. Imob.	100%	100%	100%	10,522	19	10,503	10,519	10,047	(16)	296	917
FIT SPE 37 Emp. Imob.	100%	100%	100%	9,474	156	9,318	33,604	33,016	834	339	284
Tenda 25 SPE	70%	70%	70%	15,113	1,816	13,297	12,389	11,790	(1,032)	(180)	347
FIT SPE 03 Emp. Imob.	80%	80%	80%	11,640	236	11,404	10,807	10,044	597	764	(2,041)
Cipesa Projeto 02	50%	50%	50%	19,055	825	18,230	17,856	18,115	374	(217)	(4,853)
Cittá Itapoan	50%	50%	50%	19,213	1,198	18,015	12,431	14,757	8,463	(1,311)	(597)
FIT SPE 10 Emp. Imob.	100%	100%	100%	11,010	2,407	8,603	70,123	65,078	1,356	(634)	(7,474)
FIT SPE 06 Emp. Imob.	100%	100%	100%	7,303	231	7,072	7,135	6,972	(83)	1	(1)
Tenda SPE-19 Emp. Imob.	100%	100%	100%	6,434	211	6,223	6,254	6,171	(66)	55	(59)
FIT SPE 35 Emp. Imob.	100%	100%	100%	6,122	(30)	6,152	84,309	69,095	232	(539)	(1,570)
FIT SPE 02 Emp. Imob.	60%	60%	60%	9,932	50	9,882	11,942	11,758	(2,060)	184	2
Cittá Lauro de Freitas	50%	50%	50%	12,424	663	11,761	11,703	16,578	(2)	(810)	-
FIT Jardim Botânico	55%	55%	55%	9,999	(100)	10,099	38,559	39,404	(5,639)	(822)	1,303
FIT 38 SPE Emp. Imob.	100%	100%	100%	4,967	(73)	5,040	37,070	36,224	(1,149)	(237)	973
OCPC01 adjustment – capitalized interest (a)
Other (*)				38,106	10,503	27,603	195,119	190,910	(4,281)	(12,364)	(7,174)
Total				2,203,249	642,091	1,561,159	2,987,624	2,553,386	98,298	(42,245)	26,019

(*) Includes companies with investment balances below R$ 5,000.00.

(a) The Company’s financial charges are not included in the profit or loss of subsidiaries, according to paragraph 6 of the OCPC01.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in ownership interests --Continued

(i)	Ownership interest--Continued

				Company						Consolidated
	Interest in capital - %			Investments			Share of profit/(loss) of equity method investments			Investments			Share of profit/(loss) of equity method investments
Direct investees	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Tenda Negócios Imob.	100%	100%	100%	402,926	1,134,280	771,457	21,792	(5,857)	12,644	-	-	-	-	-	-
Cotia1 - Emp. Imob.	100%	100%	100%	157,165	156,797	154,311	78	(1,228)	(977)	-	-	-	-	-	-
FIT SPE 05 Emp. Imob.	100%	100%	100%	97,442	96,738	95,220	584	(335)	(6,423)	-	-	-	-	-	-
FGM Incorporações S.A.	100%	100%	100%	52,479	52,828	51,718	183	92	1,806	-	-	-	-	-	-
Jardim São Luiz	100%	100%	100%	49,298	7,465	-	41,244	-	-	-	-	-	-	-	-
FIT SPE 07 Emp. Imob.	100%	100%	100%	43,655	43,781	42,782	(133)	(230)	143	-	-	-	-	-	-
FIT SPE 01 Emp. Imob.	100%	100%	100%	38,473	37,616	36,553	102	(43)	582	-	-	-	-	-	-
FIT SPE 12 Emp. Imob.	100%	100%	100%	34,663	160,747	155,464	733	(1,434)	108	-	-	-	-	-	-
FIT SPE 24 Emp. Imob.	100%	100%	100%	31,817	31,838	31,373	(23)	130	(287)	-	-	-	-	-	-
FIT SPE 16 Emp. Imob.	100%	100%	100%	29,649	119,026	111,783	552	(8,314)	(11,452)	-	-	-	-	-	-
SPE Franere Gafisa 08	50%	50%	50%	23,916	18,809	29,998	9,090	(12,697)	5,993	23,916	18,809	30,968	9,090	(12,697)	5,993
SPE Tenda SP Osasco	100%	100%	100%	27,368	27,840	26,849	(483)	699	564	-	-	-	-	-	-
FIT SPE 40 Emp. Imob.	100%	100%	100%	24,043	46,676	6,742	4,187	20,007	(9)	-	-	-	-	-	-
FIT SPE 34 Emp. Imob.	70%	70%	70%	23,544	22,222	20,975	1,492	1,118	3,000	23,544	22,222	20,975	1,492	1,118	3,000
Tenda SP Jardim São Luiz	100%	100%	100%	23,169	23,714	22,733	(617)	278	1,090	-	-	-	-	-	-
FIT SPE 11 Emp. Imob.	70%	70%	70%	22,443	20,723	19,217	177	(1,851)	4,326	22,443	20,723	19,217	177	(1,851)	4,326
Guainazes Life Emp.	100%	100%	100%	21,740	22,009	21,038	(270)	129	567	-	-	-	-	-	-
AC Participações	100%	100%	100%	20,688	20,419	19,004	(116)	(3,906)	1,543	-	-	19,004	-	-	1,543
SPE Tenda SP Vila Pa	100%	100%	100%	19,891	19,477	18,647	11	(828)	919	-	-	-	-	-	-
FIT SPE 32 Emp. Imob.	100%	100%	100%	19,110	75,574	56,841	3,906	1,306	(1,194)	-	-	-	-	-	-
Consolidated FIT 13 SPE	50%	50%	50%	17,244	15,738	15,857	1,505	50	7,947	17,840	-	-	(534)	-	926
Parque dos Pássaros	50%	50%	50%	11,233	18,646	17,615	(1,998)	1,305	6,260	11,233	18,646	17,615	(1,998)	1,305	6,260
SPE Tenda SP Itaquera	100%	100%	100%	14,952	14,720	14,620	174	(154)	671	-	-	-	-	-	-
Asplenium Sugaya	100%	0%	0%	14,701	-	-	11,045	-	-	-	-	-	-	-	-
Maria Inês SPE Emp.	60%	60%	60%	12,630	12,548	12,502	82	33	183	12,630	12,548	12,502	82	33	183
FIT SPE 39 Emp. Imob.	100%	100%	100%	12,447	61,400	59,021	(72)	642	(23)	-	-	-	-	-	-
FIT SPE 04 Emp. Imob.	100%	100%	100%	11,575	11,578	11,575	(3)	(2)	(320)	-	-	-	-	-	-
FIT SPE 31 Emp. Imob.	70%	70%	70%	11,518	8,231	10,608	(1,771)	(2,133)	(3,712)	11,518	8,231	10,608	(1,771)	(2,133)	(3,712)
Cittá Ville	50%	50%	50%	11,098	10,562	27,943	536	(684)	1,182	-	-	-	-	-	-
FIT SPE 42 Emp. Imob.	100%	100%	100%	10,526	41,749	40,823	(360)	384	1,299	-	-	-	-	-	-
FIT SPE 22 Emp. Imob.	100%	100%	100%	10,503	10,519	10,047	(16)	296	917	-	-	-	-	-	-
FIT SPE 37 Emp. Imob.	100%	100%	100%	9,318	33,604	33,016	834	339	284	-	-	-	-	-	-
Tenda 25 SPE	70%	70%	70%	9,308	8,672	8,253	(722)	(126)	243	-	-	-	-	-	-
FIT SPE 03 Emp. Imob.	80%	80%	80%	9,123	8,646	8,035	476	611	(1,633)	9,123	8,646	8,035	476	611	(1,633)
Cipesa Projeto 02	50%	50%	50%	9,115	8,928	9,058	187	(109)	(2,426)	-	-	-	-	-	-
Cittá Itapoan	50%	50%	50%	9,007	6,215	7,379	4,231	(669)	(298)	9,007	6,215	7,379	4,231	(669)	(298)
FIT SPE 10 Emp. Imob.	100%	100%	100%	8,603	70,123	65,078	1,356	(634)	(7,474)	-	-	-	-	-	-
FIT SPE 06 Emp. Imob.	100%	100%	100%	7,072	7,135	6,972	(83)	1	(1)	-	-	-	-	-	-
Tenda SPE-19 Emp. Imob.	100%	100%	100%	6,223	6,254	6,171	(66)	55	(59)	-	-	-	-	-	-
FIT SPE 35 Emp. Imob.	100%	100%	100%	6,152	84,309	69,095	232	(539)	(1,570)	-	-	-	-	-	-
FIT SPE 02 Emp. Imob.	60%	60%	60%	5,929	7,165	7,055	(1,236)	111	1	5,929	7,165	7,055	(1,236)	111	1
Cittá Lauro de Freitas	50%	50%	50%	5,880	5,852	8,289	(1)	(405)	(189)	5,880	5,852	8,289	(1)	(405)	(189)
FIT Jardim Botânico	55%	55%	55%	5,554	21,207	21,672	(3,101)	(452)	717	5,554	21,207	21,672	(3,101)	(452)	716
FIT 38 SPE Emp. Imob.	100%	100%	100%	5,040	37,070	36,224	(1,149)	(237)	973	-	-	-	-	-	-
OCPC01 adjustment – capitalized interest (a)				11,134	13,011	16,700	(1,874)	(3,688)	-	-	-	-	-	-	-
Other (*)				22,938	180,172	166,921	(3,317)	(13,278)	(5,263)	4,732	29,168	42,383	(1,102)	(4,113)	14,138
Total investments				1,432,302	2,842,633	2,383,234	87,378	(32,247)	10,652	163,349	179,432	225,702	5,805	(19,142)	31,254

(*)Includes companies with investment balances below R$ 5,000.00.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in ownership interests --Continued

(jj)	Ownership interests – net capital deficiency

	Interest in capital - %			Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the year
Direct investees	2015	2014	2013	2015	2015	2015	2014	2013	2015	2014	2013

Provision for net capital deficiency
Other (*)	-	-	-	12,349	24,037	(11,687)	(231)	(223)	(12,958)	(7)	39
Provision for net capital deficiency	-	-	-	12,349	24,037	(11,687)	(231)	(223)	(12,958)	(7)	39

(*) Includes companies with investment balances below R$ 5,000.00.

				Company						Consolidated
	Interest in capital - %			Investments			Share of profit/(loss) of equity method investments			Investments			Share of profit/(loss) of equity method investments
Direct investees	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Provision for net capital deficiency
Other (*)	100%	100%	100%	(11,689)	(233)	(223)	(12,958)	-	(39)	(5,394)	-	-	(4,054)	-	-
Provision for net capital deficiency				(11,689)	(233)	(223)	(12,958)	-	(39)	(5,394)	-	-	(4,054)	-	-

							74,420	(32,247)	10.613				1,751	(19,142)	31,254

(*)Includes companies with investment balances below R$ 5,000.00.

Construtora Tenda S.A.

Notes to the individual and consolidated financial statements

December 31, 2015, 2014 and 2013

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in ownership interests --Continued

(iii)	Change in investments

	Company	Consolidated
Balance at December 31, 2012	1,856,617	192,488
Share of profit/(loss) of equity method investments	10,652	31,254
Write off	(982)	(982)
Advance future capital increase	121,646	4,813
Capital contribution	418,029	35,938
Dividends receivable	(3,432)	(7,087)
Dividends paid	(20,885)	(32,585)
Provision for net capital deficiency	7	0
Other investments	1,582	1,863
Balance at December 31, 2013	2,383,234	225,702
Share of profit/(loss) of equity method investments	(32,247)	(19,142)
Dividends	383	(12,286)
Advance for future capital	418,448	(9,122)
Capital contribution	73,301	11,337
Sale of interests	(279)	(12,565)
Other	(207)	(4,492)
Balance at December 31, 2014	2,842,633	179,432
Share of profit/(loss) of equity method investments	74,420	1,751
Dividends	(22,706)	(9,554)
Advance for future capital	16,580	(13,674)
Capital decrease (a)	(1,478,112)	-
Sale of interests	(11,971)	-
Provision for net capital deficiency	11,458	5,394
Balance at December 31, 2015	1,432,302	163,349

(a)	Such Capital Decrease of the investments was approved in the Minutes of the Shareholders’ Meeting held on June 24, 2015, by offsetting amounts payable with investments.

10.	Property and equipment

	Company					Consolidated
Type	2014	Addition	Write-off	100% depreciated items	2015	2014	Addition	Write-off	100% depreciated items	2015
Cost
Hardware	10,063	5,050	-	(1,531)	13,582	10,063	5,050	-	(1,531)	13,582
Leasehold improvements and installations	15,467	833	-	(8,280)	8,020	15,467	833	-	(8,280)	8,020
Furniture and fixtures	4,194	56	-	(3)	4,247	4,262	56	-	(3)	4,315
Machinery and equipment	1,381	22	-	(3)	1,400	1,381	22	-	(3)	1,400
Molds	10,035	3,032	-	-	13,067	10,035	3,032	-	-	13,067
Sales stands	1,169	314	-	-	1,483	2,011	314	(726)	-	1,599
	42,309	9,307	-	(9,817)	41,799	43,219	9,307	(726)	(9,817)	41,983

Accumulated depreciation
Hardware	(5,065)	(2,352)	-	1,531	(5,886)	(5,064)	(2,353)	-	1,531	(5,886)
Leasehold improvements and installations	(8,360)	(3,295)	-	8,280	(3,375)	(8,054)	(3,295)	-	8,280	(3,069)
Furniture and fixtures	(2,500)	(429)	-	3	(2,926)	(2,519)	(436)	-	3	(2,952)
Machinery and equipment	(419)	(138)	-	3	(554)	(418)	(139)	-	3	(554)
Molds	(609)	(2,465)	-	-	(3,074)	(915)	(2,464)	-	-	(3,379)
Sales stands	(705)	(693)	-	-	(1,398)	(1,441)	(799)	726	-	(1,514)
	(17,658)	(9,372)	-	9,817	(17,213)	(18,411)	(9,486)	726	9,817	(17,354)

	24,651	(65)	-	-	24,586	24,808	(179)	-	-	24,629

	Company					Consolidated
Type	2013	Addition	Write-off	100% depreciated items	2014	2013	Addition	Write-off	100% depreciated items	2014
Cost
Hardware	13,356	1,130	-	(4,423)	10,063	13,356	1,130	-	(4,423)	10,063
Vehicles	979	-	-	(979)	-	979	-	-	(979)	-
Leasehold improvements and installations	22,624	1,615	(96)	(8,676)	15,467	22,624	1,615	(96)	(8,676)	15,467
Furniture and fixtures	3,795	1,018	(468)	(151)	4,194	3,863	1,018	(468)	(151)	4,262
Machinery and equipment	773	612	-	(4)	1,381	1,200	801	(616)	(4)	1,381
Molds	5,983	10,035	-	(5,983)	10,035	8,130	10,035	-	(8,130)	10,035
Sales stands	17,506	477	(1)	(16,813)	1,169	32,947	700	(172)	(31,464)	2,011
	65,016	14,887	(565)	(37,029)	42,309	83,099	15,299	(1,352)	(53,827)	43,219

Accumulated depreciation
Hardware	(7,534)	(1,954)	-	4,423	(5,065)	(7,533)	(1,954)	-	4,423	(5,064)
Vehicles	(979)	-	-	979	-	(979)	-	-	979	-
Leasehold improvements and installations	(13,075)	(3,961)	-	8,676	(8,360)	(12,769)	(3,961)	-	8,676	(8,054)
Furniture and fixtures	(2,252)	(400)	1	151	(2,500)	(2,266)	(405)	1	151	(2,519)
Machinery and equipment	(289)	(134)	-	4	(419)	(288)	(134)	-	4	(418)
Molds	(6,162)	(935)	505	5,983	(609)	(6,945)	(2,605)	505	8,130	(915)
Sales stands	(16,898)	(647)	27	16,813	(705)	(31,718)	(1,385)	198	31,464	(1,441)
	(47,189)	(8,031)	533	37,029	(17,658)	(62,498)	(10,444)	704	53,827	(18,411)

	17,827	6,856	(32)	-	24,651	20,601	4,855	(648)	-	24,808

	Company					Consolidated
Type	2012	Addition	Write-off	100% depreciated items	2013	2012	Addition	Write-off	100% depreciated items	2013
Cost
Hardware	10,088	5,117	(1,849)	-	13,356	10,088	5,117	(1,849)	-	13,356
Vehicles	979	-	-	-	979	979	-	-	-	979
Leasehold improvements and installations	17,794	10,318	(5,488)	-	22,624	17,795	10,317	(5,488)	-	22,624
Furniture and fixtures	3,795	-	-	-	3,795	3,863	-	-	-	3,863
Machinery and equipment	1,079	234	(540)	-	773	1,433	266	(499	-	1,200
Molds	5,983	-	-	-	5,983	8,130	-	-	-	8,130
Sales stands	17,506	-	-	-	17,506	32,477	470	-	-	32,947
	57,224	15,669	(7,877)	-	65,016	74,765	16,170	(7,836)	-	83,099

Accumulated depreciation
Hardware	(5,771)	(1,774)	11	-	(7,534)	(5,771)	(1,773)	11	-	(7,533)
Vehicles	(995)	-	16	-	(979)	(995)	-	16	-	(979)
Leasehold improvements and installations	(10,178)	(3,514)	617	-	(13,075)	(9,872)	(3,514)	617	-	(12,769)
Furniture and fixtures	(1,889)	(364)	1	-	(2,252)	(1,906)	(364)	4	-	(2,266)
Machinery and equipment	(176)	(118)	5	-	(289)	(175)	(118)	5	-	(288)
Molds	(5,983)	(179)	-	-	(6,162)	(7,253)	(178)	486	-	(6,945)
Sales stands	(16,790)	(108)	-	-	(16,898)	(31,570)	(148)	-	-	(31,718)
	(41,782)	(6,057)	650	-	(47,189)	(57,542)	(6,095)	1,139	-	(62,498)

	15,442	9,612	(7,227)	-	17,827	17,223	10,075	(6,697)	-	20,601

10.	Property and equipment--Continued

The following useful lives and rates are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100
Molds	5 years	20
Vehicle	5 years	20

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. At December 31, 2015, 2014, and 2013 there was no indication of impairment of property and equipment.

11.	Intangible assets

		Company/Consolidated
	2014				2015
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	24,896	13,706	-	(3,828)	34,774
Software – Amortization	(15,880)	(5,863)	-	3,828	(17,915)
Other	3,607	-	(1,979)	-	1,628
	12,623	7,843	(1,979)	-	18,487

		Company/Consolidated
	2013				2014
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	23,784	2,270	(1,158)	-	24,896
Software – Amortization	(11,640)	(4,240)	-	-	(15,880)
Other	4,933	1,183	(2,509)	-	3,607
	17,077	(787)	(3,667)	-	12,623

		Company/Consolidated
	2012				2013
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	18,275	6,090	(581)	-	23,784
Software – Amortization	(7,617)	123	(4,146)	-	(11,640)
Organization expenses	5,805	1,220	(2,092)	-	4,933
	16,463	7,433	(6,819)	-	17,077

Information systems and software licenses are amortized over the average term of five years (20% per year).

At December 31, 2015, 2014 and 2013 there was no indication of impairment of intangible assets subject to this test.

The residual value, useful life, and amortization method for intangible assets with defined life are reviewed at the end of each year; no change was made in relation to the information of prior year.

12.	Loans and financing

			Company			Consolidated
Type	Maturity	Annual interest rate	2015	2014	2013	2015	2014	2013

National Housing System - SFH /SFI (i)	June/2016 to August/2020	TR + 8.3% p.a. to 9.92% p.a.	10,982	31,702	77,729	39,893	48,933	229,161
Certificate of Bank Credit - CCB (ii)	June/2019	INCC-DI variation	-	-	-	6,560	-	-
			10,982	31,702	77,729	46,453	48,933	229,161

Current portion			3,978	8,457	35,041	8,899	19,207	119,934
Non-current portion			7,004	23,245	42,688	37,554	29,726	109,227

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and are guaranteed with the first lien mortgage of real estate ventures (Note 6) and the fiduciary assignment of receivables (7.2).

(ii)	As of September 30, 2015, the Company contracted Certificates of Bank Credit as land liens (Note 6).

The maturities of the current and non-current installments are as follows:

	Company			Consolidated
Maturity	2015	2014	2013	2015	2014	2013

2014	-	-	35,041	-	-	119,934
2015	-	8,457	33,400	-	19,207	98,987
2016	3,978	9,982	9,216	8,899	14,697	10,168
2017	3,647	8,465	72	14,791	9,682	72
2018	2,035	4,798	-	13,708	5,347	-
2019 onwards	1,322	-	-	9,055	-	-
	10,982	31,702	77,729	46,453	48,933	229,161

The financing of ventures (SFH) corresponds to the financing facility of financial institutions for raising the funds necessary for developing the ventures of the Company and subsidiaries.

Financial expenses of loans, financing and debentures are capitalized at the cost of construction of each venture and land, according to the use of funds, and recognized in profit or loss for the year in proportion to the units sold, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization ranges from 8.30% to 9.92% as of December 31, 2015 (8.30% to 10.00% in 2014 and 8.30% to 9.92% in 2013).

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Total financial charges for the year	33,238	34,189	63,359	47,501	50,249	89,417
Capitalized financial charges	(6,247)	3,924	(24,491)	(20,510)	(12,136)	(58,639)

Financial expenses (Note 25)	26,991	38,113	38,868	26,991	38,113	30,778

Financial charges included in “Properties for sale”:

Opening balance	22,390	38,295	38,416	49,176	64,237	63,037
Capitalized financial charges	6,247	(3,924)	24,491	20,510	12,136	58,639
Charges recognized in profit or loss (Note 24)	(5,115)	(11,981)	(24,612)	(14,784)	(27,198)	(57,439)

Closing balance	23,522	22,390	38,295	54,902	49,175	64,237

13.	Debentures

				Company/Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	2015	2014	2013

First placement	200,000	TR + 9.02%	October 2016	201,877	389,617	409,561
				201,877	389,617	409,561

Current portion				201,877	189,617	209,561
Non-Current portion				-	200,000	200,000

Maturities of current and non-current installments are as follows:

	Company/Consolidated
Maturity	2015	2014	2013

2014	-	-	209,561
2015	-	189,617	200,000
2016	201,877	200,000	-
	201,877	389,617	409,561

As mentioned in Note 4.2, as of December 31, 2015, the balance of restricted investment in guarantee to loans investment funds in the amount of R$11,118 (R$5,211 in 2014 and R$20,263 in 2013) is pledged as part of the calculation of guarantee of the debenture placement.

The debentures issued by the Company are simple, unconvertible, in sole and indivisible lot, in single series with floating guarantee plus additional guarantee in the amount of R$600,000, falling due every six months.

The debentures are guaranteed by (I) receivables from financed ventures, (II) conditional sale of TNI fund units, and (III) fiduciary assignment of banking accounts.

In the year ended December 31, 2015, the Company made the payment to the debentureholders of the first placement totaling R$220,415, of which R$180,000 related to the Face Value of the Placement, and R$40,415 to the interest due of the placement (R$58,849 in 2014 and R$197,142 in 2013).

The funds from the placement have been exclusively used for financing real estate ventures, exclusively focused on the popular segment and that meet the eligibility criteria.

The Company has restrictive covenants that limit its ability to perform certain actions, such as the issuance of debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill such restrictive covenants.

The Company is in compliance with the financial debt covenants at December 31, 2015, 2014, and 2013. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
First placement - Tenda
The Debt Ratio, calculated by the total accounts receivable plus inventory, divided by net debt less debt with secured guarantee, required to be > 2 or < 0, considering that TR(¹) + TE(²) always > 0	(6.79)	(2.75)	(2.22)

The Maximum Leverage Ratio, calculated by dividing the total debt less debt with secured guarantee by equity required to be not in excess of 50% of equity.	(21.47%)	(46.72%)	(59.33%)

Total receivables plus unappropriated income plus total inventories required to be above 1.5 time the net debt plus real estate payable plus unappropriated cost, or lower than zero	2.47 times	2.88 times	(16,78) times

(1)	Total receivables.

(2)	Total inventories.

14.	Labor and tax obligations

	Company			Consolidated
	2015	2014	2013	2015	2014	2013
Taxes and contributions:
Deferred sales taxes (PIS and COFINS)	5,729	25,852	31,279	19,865	29,706	41,892
Current PIS and COFINS	757	1,195	1,382	944	7,722	10,811
Other labor and tax obligations	12,398	1,730	2,368	19,533	8,085	16,959
Subtotal	18,884	28,777	35,029	40,342	45,513	69,662

Salaries, charges and profit sharing:
Salaries and payroll charges	5,449	3,937	4,211	8,588	6,518	6,429
Provisions for vacation pay	6,365	5,907	7,079	8,730	6,936	7,957
Profit sharing (a)	4,235	12,855	22,328	14,946	12,284	22,314
Subtotal	16,049	22,699	33,618	32,264	25,738	36,700

	34,933	51,476	68,647	72,606	71,251	106,362

(c)	The Company has a variable compensation program that entitles its employees and management members and those of its subsidiaries to profit sharing of the Company. This program is tied to the fulfillment of specific goals, which are set, agreed and approved by the Board of Directors in the beginning of each year.

15.	Payables for purchase of properties and advances from customers

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Payables for purchase of properties	15,036	35,479	32,586	184,765	183,966	51,000
Advances from customers :
Development and services (Note 5)	3,506	3,323	2,901	11,374	6,670	6,096
Barter - Land(Note 6)	3,218	4,141	10,080	44,496	41,050	21,625

	21,760	42,943	45,567	240,635	231,686	78,721

Current portion	14,774	41,984	36,991	138,223	210,618	70,330
Non-current potion	6,986	959	8,576	102,412	21,068	8,391

The maturities of the current and non-current installments are as follows:

	Company			Consolidated
Maturity	2015	2014	2013	2015	2014	2013

2014	-	-	36,991	-	-	70,330
2015	-	41,984	8,576	-	210,618	8,391
2016	14,774	959	-	138,223	21,068	-
2017	1,232	-	-	60,075	-	-
2018	2,614	-	-	22,966	-	-
2019	1,280	-	-	12,704	-	-
2020 onwards	1,860	-	-	6,667
	21,760	42,943	45,567	240,635	231,686	78,721

16.	Provisions and cancelled contracts payable

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Cancelled contracts payable (a)	2,646	2,448	11,707	3,789	10,008	18,218
Provision for cancelled contracts (b)	740	1,387	4,197	1,128	2,786	8,767

Total	3,386	3,835	15,904	4,917	12,794	26,985

(c)	Refers to the negotiation made with customers for refunding prepaid amounts according to specific contractual clauses with average term of five months for payment.

(d)	Refers to the estimate for refunding the amounts prepaid by customers based on the expected cancellations.

The changes in cancelled contracts payable provision are summarized as follows:

	Consolidated
	Cancelled contracts payable	Provision for cancelled contracts	Total
Balance at December 31, 2012	8,540	23,008	31,548
Addition (Write-off)	9,678	(14,241)	(4,563)
Balance at December 31, 2013	18,218	8,767	26,985
Addition (Write-off)	(8,210)	(5,981)	(14,191)
Balance at December 31, 2014	10,008	2,786	12,794
Addition (Write-off)	(6,219)	(1,658)	(7,877)
Balance at December 31, 2015	3,789	1,128	4,917

17.	Income tax and social contribution

(c)	Current income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2015, 2014 and 2013, is as follows:

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Profit (loss) before income tax and social contribution, and statutory interest	30,320	(141,644)	(90,926)	36,219	(136.058)	(75,970)
Income tax calculated at the applicable rate - 34%	(10,309)	48,159	30,915	(12,313)	46.260	25,830
Net effect of subsidiaries taxed by presumed profit	(7,473)	(5,063)	-	13,270	(11,367)	(10,361)
Charges on payables to venture partners	(328)	440	899	(328)	(92)	1,393
Tax losses (tax loss carryforwards used)	-	-	-	-	(2,032)	1,474
Stock option plan	(727)	(285)	(53)	(727)	(285)	(53)
Proceed from the sale of the 20% interest in Alphaville	-	-	5,138	-	-	5,138
Other permanent differences	(14,961)	(3,590)	(12,133)	(14,978)	(3,606)	(14,323)
Unrecognized deferred tax assets	-	-	(34,574)	-	-	(34,574)
Unrecognized tax rights	7,688	(17,747)	6,199	6,911	(17,747)	6,199
Income from equity method investments	25,303	(10,964)	3,609	595	(6,508)	10,626
Effects of assets held for sale	807	(10,950)	-	1,048	(10,950)	-
	-	-	-	(6,522)	(6,328)	(8,651)

Tax expenses (income) - current	-	-	-	(9,835)	(8,027)	(7,517)
Tax expenses (income) - deferred	-	-	-	3,313	1,699	(1,134)

(d)	Deferred income tax and social contribution

As of December 31, 2015 , 2014 and 2013, deferred income tax and social contribution are from the following sources:

	Company			Consolidated
	2015	2014	2013	2015	2014	2013
Assets
Income tax and social contribution loss carryforwards	234,056	218,611	197,626	235,706	218,611	198,316
Temporary differences – CPC adjustment	2,587	6,851	9,553	4,659	6,891	9,673
Temporary differences – deferred PIS and COFINS	2,003	3,113	4,692	5,349	4,777	7,103
Provisions for legal claims	12,672	23,709	19,832	18,942	23,709	19,832
Provisions for losses of accounts receivable	14,773	9,937	7,487	18,788	10,898	8,195
Provisions for realization of non-financial assets	9,507	9,815	19,484	9,927	10,155	20,154
Other provisions	3,838	22,085	25,399	7,861	23,123	28,857
Tax credits not recognized (a)	(267,578)	(275,265)	(257,518)	(268,354)	(275,265)	(257,518)
Subtotal	11,858	18,856	26,555	32,878	22,899	34,612

Liabilities
Deferred income tax and social contribution (detached assets)	-	-	-	(880)	-	-
Income taxed between cash and accrual basis	(11,858)	(18,856)	(26,555)	(37,043)	(30,830)	(44,243)
Subtotal	(11,858)	(18,856)	(26,555)	(37,923)	(30,830)	(44,243)

Total	-	-	-	(5,045)	(7,931)	(9,631)

(a)	Deferred tax assets impaired because it is not probable that future tax profit will be available against which the Company can use the benefits therefrom.

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	Company
	2015			2014			2013
	Income tax	Social contribution	Total	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	688,400	688,400	-	642,973	642,973	-	581,251	581,251	-
Deferred tax asset (25%/9%)	172,100	61,956	234,056	160,743	57,868	218,611	145,313	52,313	197,626
Recognized deferred tax asset	-	-	-	-	-	-	-	-	-
Unrecognized deferred tax asset	172,100	61,956	234,056	160,743	57,868	218,611	145,313	52,313	197,626

	Consolidated
	2015			2014			2013
	Income tax	Social contribution	Total	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	693,252	693,252	-	642,973	642,973	-	583,283	583,283	-
Deferred tax asset (25%/9%)	173,313	62,393	235,706	160,743	57,868	218,611	145,821	52,495	198,316
Recognized deferred tax asset	-	-	-	-	-	-	-	-	-
Unrecognized deferred tax asset	173,313	62,393	235,706	160,743	57,868	218,611	145,821	52,495	198,316

18.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on future settlements.

In the years ended December 31, 2015, 2014 and 2013, the changes in the provision for legal claims are summarized as follows:

	Company
	Civil lawsuits	Labor claims	Tax proceedings	Environmental proceedings	Administrative proceedings	Total
Balance at December 31, 2012	27,858	36,380	135	-	-	64,373
Addition (Note 24)	10,137	7,339	(66)	-	-	17,410
Provision used/reversed	(11,385)	(12,011)	(59)	-	-	(23,455)
Balance at December 31, 2013	26,610	31,708	10	-	-	58,328
Addition (Note 24)	25,384	22,632	348	2,341	473	51,178
Provision used/reversed	(18,971)	(18,468)	(162)	(2,146)	(25)	(39,772)
Balance at December 31, 2014	33,023	35,872	196	195	448	69,734
Addition (Note 24)	20,880	8,664	-	-	29	29,573
Transfers (Note 24) (a)	(11,690)	(9,073)	-	-	(13)	(20,776)
Provision used/reversed	(22,986)	(17,966)	(16)	-	(292)	(41,260)
Balance at December 31, 2015	19,227	17,497	180	195	172	37,271

(a)	In the second quarter, the Company allocated the contingencies to its SPEs, aiming at improving internal controls.

	Consolidated
	Civil lawsuits	Labor claims	Tax proceedings	Environmental proceedings	Administrative proceedings	Total
Balance at December 31, 2012	27,858	36,380	135	-	-	64,373
Addition (Note 24)	10,137	7,339	(66)	-	-	17,410
Write-off	(11,385)	(12,011)	(59)	-	-	(23,455)
Balance at December 31, 2013	26,610	31,708	10	-	-	58,328
Addition (Note 24)	25,384	22,632	348	2,341	473	51,178
Write-off	(18,971)	(18,468)	(162)	(2,146)	(25)	(39,772)
Balance at December 31, 2014	33,023	35,872	196	195	448	69,734
Addition (Note 24)	19,589	7,655	-	-	12	27,256
Write-off	(22,993)	(17,973)	(16)	-	(292)	(41,274)
Balance at December 31, 2015	29,619	25,554	180	195	168	55,716

As of December 31, 2015, the Company have deposited in court the amount of R$17,378, and R$17,402 in the consolidated balance (R$29,100 in the Company’s and consolidated balance in 2014, and R$27,662 in the Company’s balance and R$30,215 in the consolidated balance in 2013).

(a)	Civil lawsuits, tax proceedings, labor claims, and environmental and administrative proceedings

As of December 31, 2015, the Company’s provision related to civil claims include R$29,619 (R$33,023 in 2014 and R$26,610 in 2013) related to 2,469 lawsuits, considering that in most of them the Company and its subsidiary are defendants in lawsuits arising from consumer relation with customers.

As of December 31, 2015, the Company’s provision related to labor claims include R$25,554 (R$35,872 in 2014 and R$31,708 in 2013) related to 612 claims, considering that in most of them the Company and its subsidiaries are defendants in claims filed by the employees of outsourced companies. However, the main contingencies involve claims filed by its former employees.

The Company is party to some tax and social security proceedings involving a provision totaling R$ 180 as of December 31, 2015 (R$ 196 in 2014 and R$10 in 2013) related to eight proceedings. The Company is also party to administrative proceedings involving a provision totaling R$168 as of December 31, 2015 (R$448 in 2014 and 2013) related to 119 proceedings, as well as environmental proceedings involving a provision of R$ 195 in 2015, 2014 and 2013, related to three proceedings.

18.	Provisions for legal claims and commitments--Continued

Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines.

Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2015, the Company is aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of the main claims, the measurement of the claim with likelihood of loss is considered possible amounted to R$497,620 (R$247,277 in 2014 and R$295,545 in 2013), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and tax proceedings in which it is a defendant in administrative proceeding.

	Company/Consolidated
	2015	2014	2013

Civil lawsuits	230,103	194,281	267,950
Tax proceedings	228,619	15,533	6,165
Labor claims	35,294	24,032	21,430
Environmental proceedings	3,604	1,747	-
Administrative proceedings	-	11,684	-
	497,620	247,277	295,545

Payables related to the completion of real estate developments

The Company and its subsidiaries undertake to deliver real estate units to be built in exchange for acquired lands and as guarantee to clear financing, as well as guarantee financing installments of customers during construction.

The Company also commits to complete units sold and to comply with the laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and the delivering the real estate developments, being subject to legal and contractual penalties.

As of December 31, 2015, the Company and its subsidiaries have restricted investments which will be released to the extent the guarantee index are meet, which include receivables pledged in guarantee of 120% of the debt outstanding.

Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following commitments:

(i)	The Company has contracts related to the rental of 27 properties where its facilities are located, at a monthly cost of R$432 adjusted by the IGP-M/FGV variation. The rental terms are from 1 to 5 years and there is a fine in case of termination corresponding to three-month rent or in proportion to the contract expiration time. The projection of minimum future rent payments for stores (cancellable leases) amounts to R$9,957.

(ii)	As of December 31, 2015, the Company, by means of its subsidiaries, has long-term commitments in the amount of R$6,778 (R$1,835 in 2014 and R$9,545 in 2013), related to the supply of raw materials used for developing real estate ventures.

19.	Equity

19.1 Capital

As of December 31, 2015, 2014 and 2013 the Company's authorized and paid-in capital amounts to R$1,194,000, represented by 633,037,801 registered common shares, with no par value.

On December 30, 2013, the Company approved the redemption and subsequent cancelling of 99,131 common shares, without par value, issued by its parent Company and shareholder, Gafisa S.A.. The approved redemption was in the total amount of R$551,594, to be paid, without capital reduction, as a debt of capital reserve as per balance sheet as of September 30, 2013. There was no change in the Company’s paid in capital, which amounted to R$1,194,000, represented by 633,037,801 registered common shares, without par value.

19.2	Allocation of profit for the year

According to the Company’s by-laws, the net income for the year shall be allocated as follows, after deduction of occasional accumulated losses and provision for taxes and social contribution: (i) 5% to legal reserve, until it reaches 20% capital or the limit provided in paragraph 1, article 193 of Law No. 6,404/76; (ii) 25% of the remaning balance to paymandatory dividends.

In the year ended December 31, 2015, 2014 and 2013, no loss was absorbed by capital reserves, as follows:

Net loss for the year 2013	(90,926)
(-) Capital reserves	-
Balance of accumulated losses for 2013	(90,926)

Net loss for the year 2014	(141,644)
(-) Capital reserves	-
Balance of accumulated losses for 2014	(232,570)

Net income for the year 2015	30,320
(-) Capital reserves	-
Balance of accumulated losses for 2015	(202,250)

19.3 Stock option plan

The Company has a stock option plan for common shares, created in 2014, by which a total of 42,259,687 stock options were granted to employees and management members, with exercise dates between March 31, 2017 and March 31, 2020.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from three to ten years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

The Board of Directors granted on August 11, 2014 a total of 41,090,354 stock options to the Company’s employees and management members (beneficiaries) at the exercise price of R$0.77, of which 640,806 with exercise date March 31, 2017; 8,218,067 on March 31, 2018; 31,270,289 on March 31, 2019; and 961,192 on March 31, 2020.

On November 12, 2014, the Board of Directors approved an additional grant of 1,169,333 stock options at the exercise price of R$0.77, of which 233,867 with exercise date March 31, 2018; and 935,466 on March 31, 2019.

In the year ended December 31, 2015, the Company did not grant options in connection with its stock option plan for common shares.

19.	Equity—Continued

19.3 Stock option plan--Continued

The fair value of the options granted in 2014 totaled R$9,346, which was determined based on the following assumptions:

2014
Pricing model	Black-Scholes
Exercise price of options (R$)	0.77
Weighted average price of options (R$)	R$0.76
Expected volatility (%) - (*)	31.02%
Expected option life (years)	4.05 years
Risk-free interest rate (%) (**)	11.81%

(*) The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

(**)The market risk-free interest rate for the option term in the grant moment varied between 11.66% and 11.81%.

The issuance price or purchase price, if the Company decides to use treasury shares to meet the exercise of share options to be acquired by the beneficiaries of Tenda due to the exercise of the option ( "exercise Price") shall be determined by the Board of Directors or the Compensation Committee, as appropriate, when the launch of the stock options program applicable, and will be equal to: (i) if the Company does not have shares traded on the stock exchange when the launch of the program, the assessment of value will be carried out by a bank or independent company; or (ii) if the Company has shares traded on the stock exchange when the launch of the program, the average share price over the last thirty (30) trading days on the BM&FBOVESPA prior to the date the option is granted. In any case, the exercise price may be updated based on the variation of a price index to be determined by the Board of Directors or the Committee, as appropriate.

The Board of Directors or the Compensation Committee, as the case, may determine, upon the release of each program, the deduction from the exercise price to be paid by the beneficiaries, the amount of dividends and interest on equity per share, declared by the Company from the grant date to the date of exercise of the common option.

Solely in the case of the deductions mentioned in prevous paragraph are greater than the value of the exercise price to be paid by the beneficiary, the credit generated to the beneficiary by the Company can be offset by the grant of additional options of Tenda, by the Board of Directors or the Committee, as appropriate, in order to be determined in each program and always in accordance with the plan rules.

The Exercise Price of Additional Options, if granted, will be R$ 0.01 (one cent), subject to the provisions of the Tenda plan. Shall not apply to the Exercise Price of Additional Options Tenda to rule disposed in the second paragraph of this topic.

The Exercise Price shall be paid by the Beneficiaries in cash at time of purchase, or as determined by the Board of Directors or the Committee for each Tenda Program.

The total expenses recorded in the period ended December 31, 2015 was R$2,139 (R$838 in 2014 and R$156 in 2013).

20.	Insurance

Construtora Tenda S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of construction work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2015 are as follows:

Insurance type	Coverage - R$ thousand
Engineering risks and guarantee for completion of construction work	742,994
Civil liability (Directors and Officers – D&O) - (*)	195,240
938,234

(*) Policy shares between Gafisa and Tenda S.A.

21.	Earning (loss) per share

The Company presents basic and diluted earnings/loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings/loss per share is computed similarly to basic earnings/loss per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of non-controlling interest had been issued during the respective periods, using the weighted average stock price.

The following table shows the calculation of basic and diluted earnings/loss per share. In view of the loss for the year 2014, shares with potential dilutive effect are not considered, because the impact would be antidilutive at December 31, 2014 and 2013.

	2015	2014	2013

Basic numerator
Undistributed earnings (loss)	30,320	(141,644)	(90,926)
Net income (loss) attributable to shareholders of Company	30,320	(141,644)	(90,926)

Basic denominator (in thousand shares)
Weighted average number of shares	633,037	633,037	633,137

Basic earning (loss) per share in Reais, attributable to shareholders of Company	0.0479	(0.2238)	(0.1436)

Diluted numerator
Undistributed earning (loss)	30,320	(141,644)	(90,926)
Net income (loss) attributable to shareholders of Company	30,320	(141,644)	(90,926)

Diluted denominator (in thousands of shares)
Weighted average number of shares	633,037	633,037	633,137
Stock options	25,232	-	-
Diluted weighted average number of shares	658,269	633,037	633,137

Diluted earning (loss) per share in Reais, attributable to shareholders of Company	0.0461	(0.2238)	(0.1436)

22.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed to providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The Company and its subsidiaries do not use derivatives for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the following risk factors:

(a)	Risk considerations

i)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

The carrying amount of financial assets represents the maximum credit exposure.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2015, 2014 and 2013, there was no significant credit risk concentration associated with clients.

ii)	Derivative financial instruments

As of December 31, 2015, 2014 and 2013, the Company does not have transactions with derivative financial instruments.

iii)	Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4.2. Accounts receivable from completed real estate units completed (Note 5) are subject to annual interest rate of 12%, on a pro rata basis.

iv)	Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments as they become due.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments.

Most of Company’s financing is carried out with Caixa Econômica Federal by means of associate credit (“crédito associativo”), a type of government real estate financing under the “Minha Casa, Minha Vida” program for financing the construction. When the units are delivered, Caixa Econômica Federal finances the customer purchasing the unit and reduces the amount owed by the Company by the same amount.

The table below shows the value of the Company’s financial liabilities according to their maturitie and do not include expected interest cash outflows:

22.	Financial instruments--Continued

(a)	Risk considerations--Continued

iv)	Liquidity risk--Continued

	Company
Year ended December 31, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	3,978	5,682	1,322	-	10,982
Debentures (Note 13)	201,877	-	-	-	201,877
Suppliers	4,257	-	-	-	4,257
Payables for purchase of properties and advances from customers (Note 15)	14,774	3,846	3,140	-	21,760
Liabilities with related parties (Note 7.1)	914,956	-	-	55,967	970,923
	1,139,842	9,528	4,462	55,967	1,209,799

	Consolidated
Year ended December 31, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	8,899	28,499	9,055	-	46,453
Debentures (Note 13)	201,877	-	-	-	201,877
Suppliers	13,669	-	-	-	13,669
Payables for purchase of properties and advances from customers (Note 15)	138,223	83,041	19,371	-	240,635
Liabilities with related parties (Note 7.1)	32,640	-	-	55,967	88,607
	395,308	111,540	28,426	55,967	591,214
v)	Fair value classification--Continued

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active merkets included in level 1 which are observable, directly (as prices) or indirectly (prices derivate); an

Level 3: inputs to asset or liability not based on observable market data (nonobservable inputs).

The classification level of the fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2015, 2014 and 2013 is as follows:

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	160,769	-	-	212,621	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	305,664	-	-	432,957	-

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	65,305	365,354	-	65,305	485,122	-

In the years ended December 31, 2015, 2014 and 2013, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

22.	Financial instruments--Continued

(b)	Fair value of financial instruments

i)	Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable:

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates annually available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2015, 2014 and 2013 are as follows:

	Company
	2015		2014		2013
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	6,248	6,248	47,278	47,278	134,132	134,132
Short-term investments (Note 4.2)	160,769	160,769	305,664	305,664	430,659	430,659
Trade accounts receivable, current portion, net (Note 5)	119,184	119,184	152,659	152,659	207,754	207,754
Trade accounts receivable, non-current portion, net (Note 5)	25,150	25,150	19,452	19,452	16,674	16,674
Loan receivable with related parties (Note 7.1)	38,857	38,857	38,198	38,198	37,483	37,483

Financial liabilities
Loans and financing (Note 12)	10,982	9,896	31,702	29,467	77,729	75,080
Debentures (Note 13)	201,877	195,149	389,617	376,967	409,561	405,130
Suppliers	4,257	4,257	14,490	14,490	12,160	12,160
Payables for purchase of properties and advances from customers (Note 15)	21,760	21,760	42,943	42,943	45,567	45,567
Liabilities with related parties (Note 7.1)	970,923	970,923	2,327,700	2,327,700	1,932,396	1,932,396

	Consolidated
	2015		2014		2013
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	21,653	21,653	61,615	61,615	157,532	157,532
Short-term investments (Note 4.2)	212,621	212,621	432,957	432,957	550,427	550,427
Trade accounts receivable, current portion, net (Note 5)	438,226	438,226	314,453	314,453	534,789	534,789
Trade accounts receivable, non-current portion, net (Note 5)	41,189	41,189	26,100	26,100	26,307	26,307
Loan receivable with related parties (Note 7.1)	30,374	30,374	39,009	39,009	38,299	38,299

Financial liabilities
Loans and financing (Note 12)	46,453	39,364	48,933	46,088	229,161	224,184
Debentures (Note 13)	201,877	195,149	389,617	376,967	409,561	405,130
Suppliers	13,669	13,669	23,461	23,461	16,370	16,370
Payables for purchase of properties and advances from customers (Note 15)	240,635	240,635	231,686	231,686	78,721	78,721
Liabilities with related parties (Note 7.1)	88,607	88,607	120,643	120,643	240,033	240,033

ii)	Risk of debt acceleration

As of December 31, 2015, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

22.	Financial instruments --Continued

(c)	Capital management

The objective of the Company’s capital management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans and issue debentures.

There were no changes in objectives, policies or processes during the years ended December 31, 2015, 2014 and 2013.

The Company includes in its net debt structure: loans and financing, and debentures less cash and short term investments:

	Company			Consolidated
	2015	2014	2013	2015	2014	2013

Loans and financing (Note 12)	10,982	31,702	77,729	46,453	48,933	229,161
Debentures (Note 13)	201,877	389,617	409,561	201,877	389,617	409,561
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(167,017)	(352,942)	(564,791)	(234,274)	(494,572)	(707,959)
Net debt	45,842	68,377	(77,501)	14,056	(56,022)	(69,237)
Equity	1,090,936	1,058,477	1,193,274	1,126,814	1,082,346	1,217,885
Equity and net debt	1,136,778	1,126,854	1,115,773	1,140,870	1,026,324	1,148,648

(d)	Sensitivity analysis

The sensitivity analysis of financial instruments over a period of one year is shown below, describing the risks that may incur material changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2015, the Company has the following financial instruments:

d)	Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

e)	Loans and financing and debentures linked to the Referential Rate (TR);

f)	Accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis in the year December 31, 2015, the Company considered the interest rates of investments, loans and accounts receivables, CDI rate at 14.14%, the TR at 2.73% the INCC rate at 7.48%.

The scenarios considered were as follows:

Scenario I: 50% increase in the variables used for pricing;

Scenario II: 25% increase in risk variables used for pricing;

Scenario III: 10% increase in risk variables used for pricing

Scenario IV: 10% decrease in risk variables used for pricing

Scenario V: 25% decrease in risk variables used for pricing

Scenario VI: 50% decrease in risk variables used for pricing

22.	Financial instruments --Continued

(d)	Sensitivity analysis --Continued

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, based on the scenarios above, as of December 31, 2015. The effects on equity are basically the same ones on profit or loss:

		Scenario
		I	II	III	IV	V	VI
Instrument	Risk	Increase 50%	Increase 25%	Increase 10%	Decrease 10%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	9,513	4,756	1,903	(1,903)	(4,756)	(9,513)

Net effect of CDI variation		9,513	4,756	1,903	(1,903)	(4,756)	(9,513)

Loans and financing	Increase/decrease of TR	(618)	(309)	(124)	124	309	618
Debentures	Increase/decrease of TR	(2,686)	(1,343)	(537)	537	1,343	2,686

Net effect of TR variation		(3,304)	(1,652)	(661)	661	1,652	3,304

Trade accounts receivable	Increase/decrease of INCC	16,682	8,341	3,336	(3,336)	(8,341)	(16,682)

Net effect of INCC variation		16,682	8,341	3,336	(3,336)	(8,341)	(16,682)

23.	Net operating revenue

	Company			Consolidated
	2015	2014	2013	2015	2014	2013
Gross operating revenue
Real estate development, sale, barter transactions and construction services	203,761	316,844	559,001	907,362	551,790	823,440
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	9,246	28,394	1,941	16,112	68,055	71,133
Taxes on sale of real estate and services	(19,426)	(31,251)	(52,432)	(72,512)	(49,707)	(77,112)
Net operating revenue	193,581	313,987	508,510	850,962	570,138	817,461

24.	Costs and expenses by nature

These are represented by the following:

	Company			Consolidated
	2015	2014	2013	2015	2014	2013
Cost of real estate development and sale:
Construction cost	(84,796)	(131,959)	(289,673)	(409,243)	(265,740)	(425,304)
Land cost	(16,238)	(12,237)	(58,478)	(84,516)	(42,108)	(102,480)
Development cost	(18,717)	(27,602)	(43,531)	(55,649)	(47,753)	(72,998)
Capitalized financial charges (Note 12)	(5,115)	(11,981)	(24,612)	(14,784)	(27,198)	(57,439)
Maintenance / warranty	(2,799)	(6,586)	(19,575)	(10,847)	(6,586)	(19,575)
Provision for cancelled contracts (Note 6)	(16,985)	(26,938)	(19,588)	(30,545)	(54,863)	(74,420)
	(144,650)	(217,303)	(455,457)	(605,584)	(444,248)	(752,216)

Selling expenses:
Product marketing expenses	(14,032)	(18,645)	(14,940)	(34,431)	(22,719)	(19,467)
Brokerage and sale commission expenses:
Selling	(236)	(1,984)	(13,015)	(580)	(2,418)	(16,959)
Onlending	(8,645)	(11,643)	(13,606)	(21,213)	(14,187)	(17,727)
Registration	(2,334)	(2,773)	(1,781)	(5,727)	(3,379)	(2,321)
Brokerage	(3,163)	(6,863)	(6,121)	(7,762)	(8,363)	(7,975)
Customer Relationship Management (CRM) and corporate marketing expenses	(455)	(4,421)	(7,143)	(1,116)	(5,387)	(9,307)
Other	2,249	2,851	(2,916)	5,518	3,474	(3,800)
	(26,616)	(43,478)	(59,522)	(65,311)	(52,978)	(77,556)

General and administrative expenses:
Salaries and payroll charges	(16,385)	(24,947)	(33,078)	(36,663)	(36,259)	(39,626)
Employee benefits	(1,487)	(2,178)	(3,063)	(3,328)	(3,166)	(3,669)
Travel and utilities	(541)	(856)	(1,838)	(1,210)	(1,244)	(2,201)
Services	(6,358)	(9,327)	(10,414)	(14,226)	(13,557)	(12,475)
Rents and condominium fees	(1,968)	(3,734)	(3,063)	(4,403)	(5,427)	(3,669)
Information Technologic	(4,317)	(6,853)	(7,351)	(9,659)	(9,961)	(8,806)
Stock option plan (Note 19.4)	(2,139)	(838)	(156)	(2,139)	(838)	(156)
Provision for profit sharing (Note 26.2)	(9,964)	(15,701)	(23,765)	(11,502)	(16,000)	(23,765)
Transfer with provision for profit sharing	9,173	-	-	-	-	-
Other	(615)	(521)	(2,449)	(841)	(621)	(2,936)
	(34,601)	(64,955)	(85,177)	(83,971)	(87,073)	(97,303)

Other income (expenses), net:
Expenses with lawsuits (Note 18)	(29,573)	(51,178)	(18,711)	(27,256)	(51,178)	(18,133)
Transfers lawsuits (Note 18)	20,776	-	-	-	-	-
Other	(34,883)	(8,912)	(6,062)	(25,311)	(11,058)	(6,687)
	(43,680)	(60,090)	(24,773)	(52,567)	(62,236)	(24,820)

25.	Financial income (expenses)

	Company			Consolidated
	2015	2014	2013	2015	2014	2013
Financial income
Income from financial investments	27,941	41,462	21,793	33,398	47,575	24,861
Financial income on loans (Note 7.1)	15,457	3,498	2,227	7,337	3,498	2,227
Other financial income	3,982	4,812	7,219	6,090	7,600	10,447
	47,380	49,772	31,239	46,825	58,673	37,535
Financial expenses
Interest on funding, net of capitalization (Note 12)	(26,991)	(38,113)	(38,868)	(26,991)	(38,113)	(30,778)
Banking expenses	(852)	(752)	(4,162)	(2,563)	(1,302)	(4,163)
Transfer of financial expenses	1,595	-	(2,099)	-	-	(3,141)
Result of sale of financial assets available for sale (Note 4.2)	-	(32,207)	-	-	(32,207)	-
Other financial expenses	(1,549)	(6,846)	(1,656)	(11,497)	(11,926)	(3,265)
	(27,797)	(77,918)	(46,785)	(41,051)	(83,548)	(41,347)

Total financial expenses	19,583	(28.146)	(15,546)	5,774	(24.875)	(3,812)

26.	Transactions with management and employees

26.1 Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2015, 2014 and 2013, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Year ended December 31, 2015	Board of Directors	Executive Officers	Total	Fiscal Council

Number of members	10	10.33	20.33	3
Annual fixed compensation (in R$)	336	5,662	5,998	57
Salary / Fees	336	4,959	5,295	57
Direct and indirect benefits	-	703	703	-
Monthly compensation (in R$)	28	472	500	5
Total compensation	336	5,662	5,998	57
Profit sharing	-	6,178	6,178	-

	Management compensation
Year ended December 31, 2014	Board of Directors	Executive Officers	Total	Fiscal Council

Number of members	10	10	20	3
Annual fixed compensation (in R$)	126	4,680	4,806	55
Salary / Fees	126	4,116	4,242	55
Direct and indirect benefits	-	564	564	-
Monthly compensation (in R$)	11	390	401	5
Total compensation	126	4,680	4,806	55
Profit sharing	-	4,704	4,704	-

	Management compensation
Year ended December 31, 2013	Board of Directors	Executive Officers	Total	Fiscal Council

Number of members	4	8	12	3
Annual fixed compensation (in R$)	-	4,018	4,018	55
Salary / Fees	-	3,574	3,574	55
Direct and indirect benefits	-	444	444	-
Monthly compensation (in R$)	-	335	335	5
Total compensation	-	4,018	4,018	55
Profit sharing	-	5,072	5,072	-

The amount related to the stock compensation of the Company’s management was R$1,977 in the year ended December 31, 2015 (R$774 for the year ended December 31, 2014).

The maximum aggregate compensation of the Company for the year from January to December 2015, was established at R$14,696, as approved at the Annual Shareholders’ Meeting held on April 22, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016, was set at R$149.

26.	Transactions with management and employees--Continued

26.2 Profit sharing

The Company has a profit sharing program that entitles its employees and management members, and those of its subsidiaries, to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

	Consolidated
	2015	2014	2013

Executive officers	6,178	4,704	5,072
Other employees	10,988	11,296	18,693
Reversal in the Company	(5,664)	-	-
	11,502	16,000	23,765

On March 31, 2015, the Company recorded a reversal of R$5,664,corresponding to profit sharing expense provisioned in 2014, and recorded in the year ended December 31, 2015 a profit sharing expenses in the amount of R$15,628 in the Company balance and R$17,166 in the Consolidated balance (R$15,701 in the Company balance and R$16,000 in the Consolidated balance in 2014, and R$23,765 in the Company and Consolidated balance in 2013) in the heading “General and administrative expenses” (Note 24). Of this amount, R$6,178 refers to the profit sharing expense for the statutory management of the Company as of December 31, 2015 (R$4,704 in 2014 and R$5,072 in 2013).

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year end of the achievement of the Company’s and its employees’ targets.

The payment shall be made in April 2016. As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 16, 2015.

27.	Segment information

The Company’s management analyses its internal managerial reports to make decisions on the consolidated financial statements, on the same basis that these statements are disclosed, that is only one segment: for ventures targetted at low income.

Consequently, in view of the fact that the Management does not use information system other than the quarterly information as of December 31, 2015, 2014 and 2013, no specific report will be presented.

As to the information on its main customers, in view of the residential real estate activity focused on the economic segment, the Company does not have individual customer that represents 10% or more of its total consolidated revenue.

28.	Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customer”. The Company shows below information on the ventures under construction as of December 31, 2015, 2014 e 2013:

Consolidated
2015
Unappropriated sales revenue of real estate sold	275,343
Unappropriated estimated cost of real estate sold	(149,975)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	617,969
Appropriated sales revenue	(342,626)
Unappropriated sales revenue (a)	275,343

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(354,347)
Incurred cost of units	204,372
Unappropriated estimated cost (b)	(149,975)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units (c)	(621,947)
Incurred cost of units (d)	217,611
Unappropriated estimated cost (b)	(404,336)

e)	The unappropriated sales revenue of real estate sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

f)	The unappropriated estimated cost of real estate sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are accrued, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

g)	The amount of R$ 167,895 in 2015 refers to the estimated cost of cancelled venture units which contracts are not yet cancelled with the respective customers.

h)	The amount of R$ 58,899 in 2015 refers to the incurred cost of cancelled venture units which contracts are not yet cancelled with the respective customers.

As of December 31, 2015, the percentage of consolidated assets in the financial statements related to real estate developments included in the asset segregation structure was 53.73%.

29.	Subsequent Events

(i) Disclosure of Material Fact about the spin-off process between Gafisa and Tenda

On August 16, 2016, following the material fact disclosed on April 29, 2015, the Company and its parent Company Gafisa, disclosed a material fact informing to the market that, in keeping with studies for a potential separation of the Gafisa and Tenda business units into two independent publicly traded Companies, the Companies’ management continue to work on its analysis of strategic alternatives fot the Tenda business unit, with the aim of maximizing its value to Gafisa’s shareholders. The process of capturing the value of Tenda segment may encompass a tender offer and/or the sale of equity interest, in addition to a separation by way of a corporate restructuring.

On September 26, 2016, following the material fact disclosed on August 16, 2016, the Company and its parente Company Gafisa, disclosed a material fact informing to the market tha the Companies have been maintaining contact with the following financial institutions: Banco Itaú BBA S.A. (“Itaú BBA”), Banco Bradesco BBI S.A. (“Bradesco BBI”), Bank of America Merrill Lynch – Banco Múltiplo S.A. (“BofA Merrill Lynch”), BB-Banco de Investimento S.A. (“BB Investimentos”) and Banco Votorantim S.A. (“Votorantim”), which the hiring was approved by Gafisa’s Board of Directors, regarding the opportunity of a public offering of shares issued by Tenda. Despite that, it is premature any consideration regarding structure, volume or term of any eventual offering.

29.	Subsequent Events--Continued

(ii) First debenture placement

From December 31, 2015 on, the Company made the following payments:

Payment date	Principal	Interest	Total amortization
04/01/2016	30.000	7.151	37.151
07/01/2016	70.000	4.551	74.551
10/03/2016	30.000	2.836	32.836

On October 10, 2016, at the Board of Directors of the Company, it was approved the deferral of the 12th amortization installment payable to November 11, 2016, in the amount of R$70,000. On this date, the Company will also pay the 19th interest installment related to period from October 11, 2016 to November 11, 2016, as well as the 18th interest installment due by October 11, 2016.

(iii) Annual Shareholders’ Meeting

On April 27, 2016, the Annual Shareholders’ Meeting of the Company was held, and main resolutions were as follows: (i) approval of the financial statements for the year ended December 31, 2015; (ii) approval of the allocation of profit for the year ended December 31, 2015, and dividend distribution; (iii) setting of the number of members of the Board of Directors of the Company; (iv) election of members to the Board of Directors of the Company; (v) setting of the maximum aggregate compensation to be distributed to the Company’s management for the year 2016; (vi) constitution and setting of the number of members of the Fiscal Council of the Company; (vii) election of the members to the Fiscal Council of the Company; and (viii) setting of the maximum aggregate compensation to be distributed to the members of the Fiscal Council of the Company for the year 2016.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2017

Gafisa S.A.

By:	/s/ Sandro Rogério da Silva Gamba
Name: Sandro Rogério da Silva Gamba Title: Chief Executive Officer